Form 10-K, Exhibit 13
period 1995-09-30
CAM DATA SYSTEMS INC
filed 1995-12-20
CIK 819334

13(a) Annual Report to Stockholders for the fiscal year ended September 30, 1995.

LETTER TO STOCKHOLDERS

I am pleased to report that 1995 was a very productive year for CAM Data. This was our fourth consecutive profitable year. Our balance sheet strength increased substantially in 1995 and remains very strong for a company of our size. Best of all, the outlook for the Company's future has never been brighter.

Highlights of the year:

o        Fiscal 1995 revenues increased 11% to a record
         $14.7 million compared to $13.2 million in 1994.

o Sales have increased over 175% in the past five years, with each successive year showing an increase to new record levels.

o Pre-tax earnings for fiscal 1995 increased 101% to $603,000, compared to $300,000 in 1994.

o After tax earnings increased 56% to $413,000 or $.20 per share in 1995 compared to $265,000 or $.13 per share in 1994.

o Our cash position increased 87%, or $1.4 million from $1.6 million in 1994 to $3 million in 1995.

o        The Company's current cash position represents
         $1.56 per share in cash.

o Working capital increased 42% from $2,352,000 in 1994 to $3,340,000 in 1995.

         Sales of our Profit$ product for shoe, apparel, sporting goods and gift stores was the primary reason for the overall increase in Company revenues. The Profit$ product saw many significant improvements in 1995 and continues as the clear market leader in our primary target markets. We have aggressive plans for enhancing Profit$ during the next year and are expanding our development group for this product.

         In April, we acquired the product rights to "The Retailer" and "POS Retailer" software products. We also took over the customer base of more than 1,000 "Retailer" customers; our "CAM" software product is a natural upgrade for the these customers. In addition, we are continuing to support the remaining dealer network and derive revenue from the distribution of the "Retailer" software products through this channel.

         At the same time we acquired the rights to "The Retailer" products and customers, we made a very important addition to our management team. David Fuller has joined CAM Data in the newly created position of vice president of research and development. Mr. Fuller has significant research and development management experience with IBM, Itel and Retail Solutions, Inc. (the designer of "The Retailer"). Under Fuller's leadership, we have already seen significant improvement in the productivity of our development group. We have great expectations in this area for the coming year.

         In September, we achieved a milestone for our Company by taking our CAM system from a proprietary operating environment to an "open" environment. We now offer our CAM system in DOS, Novell, Windows and Windows 95 operating environments. We also will continue to offer the product in its traditional environment which offers several competitive advantages. While our proprietary operating environment continues to offer price and performance competitive advantages in most situations, there are those customers whose requirements mandate that we offer an "open architecture," network-based solution. Another significant aspect of our new product is the ability to handle larger retailers. By offering new operating environments, we have substantially increased the number of system users that our CAM system can handle and we have opened the doors to handling much larger databases. We expect sales of our CAM product to increase as a result of our new "open" environment options. Interest in this new product appears to be growing rapidly.

         In 1995, we made significant improvements in the quality of service we provide to the more than 4,000 retail stores using our products to manage their businesses. These improvements are the result of a very focused, company-wide effort. Our automated service system shows us that we take approximately 1,000 support calls per week from our customer base. Of those 1,000 calls over 50 percent are handled in less than 15 minutes, while over 90 percent are handled within one hour. The "Quality Surveys" regularly sent to our customers show a significant increase in the level of customer satisfaction. Another indication that our service efforts over the past year are paying big dividends is the informal, positive feedback we have received at trade shows, user group meetings and other events. We have turned our service department into an industry leader and a company strength. We are very proud of our initial accomplishments, and we will continue to strive to achieve excellence in our service department in 1996.

LETTER TO STOCKHOLDERS

         A further benefit of our automated service system has been its ability to show us areas in our products and within our company that can be improved to minimize the Company's service load and improve our products for our customers. Management receives reports showing why customers call and what types of problems they might be experiencing. The reports also show how much time is spent on particular types of problems by our service department and which customers utilize our service the most. This information may suggest that programming changes be made to improve an area of our software, that a customer receive additional training or that a certain section of the documentation be improved. These reports may also suggest new procedures during initial installations of our systems that might be helpful or that we may have a problem with a particular type of hardware we are providing. In short, the information provided by our automated service system is invaluable in helping to improve the efficiency and profitability of our entire company by showing management the areas to focus on that will have the greatest impact for our customers as well as our bottom line.

         During the year, we not only focused on after-sale service, but we focused on the quality of our initial training and installation. In this area, we also instituted a procedure of performing "Quality Surveys" of our customers after initial installation. The quality of our installation and training programs has improved dramatically based on the overwhelmingly positive feedback we have received from the "Quality Surveys" of new customers. These surveys also provide valuable information on areas that the installation and sales group can improve in. It is now rare that we receive any kind of significant negative response on the surveys.

         The Company continues to benefit from excellent financial controls. We work hard to maintain optimal relationships with our vendors, paying all of our obligations on time. Our excellent cash flow and enhanced cash position are in part reflective of our controls and efficient finance department.

         As I have in past years, I feel it is important to again mention the outstanding performance of our twenty-one person sales force. Our sales people continue to be the most experienced and productive group in the industry. As a result, they also continue to receive the best overall compensation in the industry. We had a fifth straight year of zero unforced turnover within the sales force.

         We are establishing a marketing presence in Canada. We made the necessary modifications to our CAM and Profit$ products to be able to market our software in this country and have begun significant marketing activities in this new territory. Initial response has been excellent and we expect this to be a growth area for the Company in 1996.

         Again, this past year no new competitors of any significance have appeared in the marketplace. Most of our competitors continue to be small or "boutique" private companies. We still believe that we are by far the largest company addressing our primary target market from a financial standpoint. Furthermore, we believe that no primary competitor comes close to matching the Company's infrastructure and overall resources. We feel that no company is positioned better than CAM Data to address the needs of our target market.

         In October of 1995, we established a new network services division. This division provides network consulting services, installation and hardware to our retail customers as well as other industries. We have already had a strong response from several larger customers and prospects regarding these services. The network services division should provide future growth opportunities for CAM Data in 1996 and beyond.

         In August, we completed the sale of our Silver Plus division for $255,000 in cash. This division, which targeted the office products dealer and small wholesaler markets, had declining revenues and was not profitable this past year. Silver Plus represented less than 3 percent of our sales, and management determined that the current results and future potential of this division no longer warranted the distraction from our primary business. The sale of Silver Plus now allows management to focus on the profit opportunities of our target markets.

         Last year in this letter, I discussed my disappointment with the historical performance of the securities of the Company. I also stated that I felt the only long-term solution was to focus on our business and continue to improve our financial performance. With some of our success over the past year we have seen the number of market makers in our stock nearly double, the trading volume and frequency of trading increase and the volume of requests for information rise. The value of the Company's stock has also increased 80 percent, based on the closing bid in fiscal 1995 compared to fiscal 1994. We will continue to focus on our business and our financial performance as our primary vehicle in meeting our goal of enhancing shareholder value.

         As always, I would like to thank our stockholders, customers and dedicated employees for their support and confidence in us as we continue to build and grow the Company. The management of CAM Data remains committed to serving all of your interests to the best of our abilities.


Sincerely,


Sig


Geoffrey D. Knapp
Chief Executive Officer and
Chairman of the Board




                      Net Revenues
                      ------------
                     (in thousands)
1995                    $14,734
1994                    $13,218
1993                    $11,922
1992                    $ 9,047
1991                    $ 5,318

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1995 COMPARED WITH FISCAL 1994

         NET REVENUES for the fiscal year ended September 30, 1995 increased 11% to $14,733,800, consisting of a 12% increase in system revenues and a 10% increase in service revenues from the year ended September 30, 1994. The increase in system revenues was primarily a result of increased demand for the PROFIT$ software product, sales for this product increased 30% in 1995. The increase in service revenues was attributed to an increase in the installed customer base.

         GROSS MARGIN increased to 50% in fiscal 1995. The gross margin for system revenues increased to 53% in fiscal 1995 compared to 51% in fiscal 1994. There were no significant price increases in fiscal 1995. The gross margin for service revenues was 36% in fiscal 1995 compared to 22% in fiscal 1994. The increase in gross margin for system revenues was due to less list price discounting for both the CAM and PROFIT$ software products, partially offset by higher installation costs. The margin increase related to service revenue was due to the realignment of the labor force resulting in better efficiency, combined with service revenue increases related to a larger customer base.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues was 40% for fiscal 1995 compared to 39% for fiscal 1994. Selling, general, and administrative expenses increased by 14% to $5,886,600 in fiscal 1995 from $5,168,700 in fiscal 1994. The increase in expenditures was due to an increase in sales commissions related to higher sales, and increases in telephone, advertising, trade show expenses and payroll costs.

         RESEARCH AND DEVELOPMENT EXPENSE increased 57% to $967,100 in fiscal 1995 from $617,000 in fiscal 1994. This increase was related to both the continued enhancement of the CAM and Profit$ software products, and the research and development of new software products.

         THE EFFECTIVE INCOME TAX RATE was 32% for fiscal 1995, compared to 12% for fiscal 1994. The Company's income tax rate in fiscal 1995 increased versus fiscal 1994, as the net operating loss carryforwards have now been fully utilized for both federal and state income tax purposes.

FISCAL 1994 COMPARED WITH FISCAL 1993

         NET REVENUES for the fiscal year ended September 30, 1994 increased 11% to $13,217,900, consisting of an 11% increase in system revenues and a 10% increase in service revenues from the year ended September 30, 1993. The increase in system revenues is attributed to increased marketing. This marketing activity resulted in higher sales volume and a higher average system price due to an increase in larger system sales. The increase in service revenues was attributed to an increase in the installed customer base.

         GROSS MARGIN decreased to 46% in fiscal 1994. The gross margin for system revenues remained constant at 51% in fiscal 1994 compared to fiscal 1993. There were no significant price increases in fiscal 1994. The gross margin for service revenues was 22% in fiscal 1994 compared to 35% in fiscal 1993. The margin decrease in service revenue was due to an increase in service personnel and related expenses required to service the increased customer base. In order to provide superior service more efficiently, we continued to develop and implement a new automated service system. In addition, we have increased the size of our phone support staff to handle the increased number of calls we are receiving from our larger customer base and to accommodate the growth of our customer base. The Company should benefit from increased efficiency in the service department, and from a more satisfied customer base.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues was 39% for fiscal 1994 compared to 38% for fiscal 1993. Selling, general, and administrative expenses increased by 13% to $5,168,700 in fiscal 1994 from $4,570,600 in fiscal 1993. The increase in expenditures was due to an increase in personnel, and increases in telephone, advertising, and trade show expenses.

         RESEARCH AND DEVELOPMENT EXPENSE increased 52% to $617,000 in fiscal 1994 from $407,000 in 1993. This increase was related to both the continued enhancement of the CAM and Profit$ software products, and the development of new software technologies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE EFFECTIVE INCOME TAX RATE was 12% for fiscal 1994, compared to 11% for fiscal 1993. The Company's tax rate is less than the statutory rate primarily due to the utilization of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash and cash equivalents totaled $3,015,700 at September 30, 1995 compared to $1,614,900 on September 30, 1994. The Company generated $1,356,600 from operations in fiscal 1995 compared to $942,700 in fiscal 1994. In fiscal 1995 the Company generated $254,700 from the sale of the Silver Plus division. The Company expended $220,500 in fiscal 1995 for the purchase of computer equipment compared to the utilization of $421,300 in fiscal 1994. In June 1995, the Company renewed a line of credit with a commercial bank which expires in June 1996, for borrowings up to $750,000 with interest at the Banks prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. As of September 30, 1995, the Company had no amounts outstanding under the line.

         The Company has no significant commitments for expenditures other than the lease of its corporate and sales offices. However, the Company plans to build a facility in Nevada to house the research and development group.

         Management believes the Company's existing working capital, coupled with funds generated from the Company's operations, will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.

         Inflation has had no significant impact on the Company's operations.

BALANCE SHEETS

==============================================================================================================================
                                                                                                          September 30,
                                                                                                 -----------------------------
                                                                                                       1995         1994
------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                                        $3,015,700     $1,614,900
  Accounts receivable, net of allowance for
    doubtful accounts of $140,000 in 1995 ($120,000 in 1994)                                        1,817,100      1,892,400
  Inventories                                                                                         433,800        310,400
  Prepaid expenses                                                                                     76,600         83,400
  Deferred income taxes                                                                                50,000             --
                                                                                                  ----------------------------
    Total current assets                                                                            5,393,200      3,901,100

Furniture and equipment, net                                                                          442,600        514,800
License agreement and capitalized software costs,
  net of accumulated amortization                                                                     268,100        752,800
Note receivable from officer/stockholder, due
  upon demand, with interest at prime rate                                                             15,000         17,600
                                                                                                  ----------------------------
Other assets                                                                                           22,200         16,100
                                                                                                  ----------------------------
Total Assets                                                                                       $6,141,100     $5,202,400

LIABILITIES & STOCKHOLDERS EQUITY

Current liabilities:
  Accounts payable                                                                                   $615,200       $791,100
  Accrued compensation and related expenses                                                           594,000        354,000
  Income taxes payable                                                                                201,300         21,100
  Customer deposits and deferred service revenue                                                      151,800        183,000
  Accrued installation costs                                                                          110,000        107,000
  Other accrued liabilities                                                                           381,000         93,400
     Total current liabilities                                                                      2,053,300      1,549,600

 Stockholders equity:
   Common stock, $.001 par value, 5,000,000 shares authorized, 1,931,000 shares
     issued and outstanding in 1995, (1,911,000 shares in 1994)                                         1,900          1,900
   Paid-in capital in excess of par value                                                           3,795,700      3,785,700
   Notes receivable for purchase of common stock                                                      (60,900)       (72,800)
   Retained earnings (accumulated deficit)                                                            351,100        (62,000)
                                                                                                  ----------------------------
     Total stockholders equity                                                                      4,087,800      3,652,800
                                                                                                  ----------------------------
Total liabilities and stockholders equity                                                          $6,141,100     $5,202,400
                                                                                                  ============================




See accompanying notes.

STATEMENTS OF INCOME

==============================================================================================================================
                                                                                                    Years Ended
                                                                                                   September 30,
                                                                                     -----------------------------------------
                                                                                             1995       1994        1993
------------------------------------------------------------------------------------------------------------------------------
REVENUES:

  Net system revenues                                                                 $12,043,300   $10,762,400   $9,692,800
  Net service revenues                                                                  2,690,500     2,455,500    2,229,000
                                                                                     -----------------------------------------
    Total net revenues                                                                 14,733,800    13,217,900   11,921,800
                                                                                     -----------------------------------------

COSTS AND EXPENSES:

  Cost of system revenues                                                               5,625,000     5,238,600    4,723,400
  Cost of service revenues                                                              1,730,000     1,911,500    1,446,800
                                                                                     -----------------------------------------
    Total cost of revenues                                                              7,355,000     7,150,100    6,170,200
  Selling, general and administrative expenses                                          5,886,600     5,168,700    4,570,600
  Research and development expense                                                        967,100       617,000      407,000
  Interest expense                                                                             --            --        4,000
  Interest income                                                                         (78,000)      (17,400)     (16,900)
                                                                                     -----------------------------------------
    Total costs and expenses                                                           14,130,700    12,918,400   11,134,900
                                                                                     -----------------------------------------
Income before taxes                                                                       603,100       299,500      786,900
Provision for income taxes                                                                190,000        35,000       86,600
                                                                                     -----------------------------------------
Net income                                                                            $   413,100   $   264,500   $  700,300
                                                                                     =========================================
Primary net income per share                                                          $       .21   $       .14   $      .37
                                                                                     =========================================
Fully diluted net income per share                                                    $       .20   $       .13   $      .36
                                                                                     =========================================

Shares used in computing primary net income per share                                   1,999,200     1,959,800    1,892,800
                                                                                     =========================================
Shares used in computing fully-diluted net income per share                             2,107,600     2,021,600    1,931,400
                                                                                     =========================================




See accompanying notes.

STATEMENTS OF CASH FLOWS



===============================================================================================================================
                                                                                                    Years Ended
                                                                                                    September 30,
                                                                                     ------------------------------------------
                                                                                             1995       1994        1993
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                          $   413,100   $   264,500     $ 700,300
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                         563,400       555,500       495,300
    Provision for doubtful accounts                                                       157,800       135,900       124,800
    Decrease in notes receivable                                                           14,500        12,200        15,300
    Other                                                                                      --            --        (3,500)
    Net changes in operating assets and liabilities                                       207,800       (25,400)     (715,100)
                                                                                     ------------------------------------------
Cash provided by operating activities                                                   1,356,600       942,700       617,100
                                                                                     ------------------------------------------
Cash flows from investing activities:
  Purchase of furniture and equipment                                                    (208,200)     (386,100)     (266,500)
  Capitalized software costs                                                              (12,300)      (35,300)     (106,400)
  Sale of Silver Plus division                                                            254,700            --            --
                                                                                     ------------------------------------------
Cash provided by (used in) investing activities                                            34,200      (421,400)     (372,900)
                                                                                     ------------------------------------------
Cash flows from financing activities:
  Proceeds from exercise of stock options and warrants                                     10,000        61,800        57,100
  Repayment of notes                                                                           --            --       (80,000)
  Notes receivable repayments                                                                  --        28,200            --
                                                                                     ------------------------------------------
Cash provided by (used in) financing activities                                            10,000        90,000       (22,900)
                                                                                     ------------------------------------------
Net increase in cash and cash equivalents                                               1,400,800       611,300       221,300
Cash and cash equivalents at beginning of year                                          1,614,900     1,003,600       782,300
                                                                                     ------------------------------------------
Cash and cash equivalents at end of year                                              $ 3,015,700   $ 1,614,900   $ 1,003,600
                                                                                     ==========================================




See accompanying notes.

STATEMENT OF STOCKHOLDERS EQUITY
YEARS ENDED SEPTEMBER 30, 1995, 1994, AND 1993




====================================================================================================================================
                                                                                         Notes
                                                                         Paid-in      receivables        Retained
                                           Common Stock                capital in    for purchases       earnings
                                           ------------                 excess of      of common         (accumu-
                                      Shares            Amount          par value        stock         lated deficit)      Total
                                      ------            ------          ---------        -----         --------------      -----
Balance at September 30, 1992        1,348,000          $1,300         $3,135,600       $(72,200)      $(1,026,800)      $2,037,900
Issuance of common stock
  upon exercise of stock
  options                              132,000             200             82,700        (25,800)               --           57,100
Issuance of common stock
  related to acquisition
  of PROFIT$ software                  300,000             300            479,700             --                --          480,000
Notes receivable write-off                  --              --                 --         12,000                --           12,000
Net income                                  --              --                 --             --           700,300          700,300
                                    ------------------------------------------------------------------------------------------------
Balance at  September 30, 1993       1,780,000           1,800          3,698,000        (86,000)         (326,500)       3,287,300
Issuance of common stock
  upon exercise of stock
  options                              131,000             100             87,700        (26,000)               --           61,800
Notes receivable write-off                  --              --                 --         11,000                --           11,000
Notes receivable payments                   --              --                 --         28,200                --           28,200
Net income                                  --              --                 --             --           264,500          264,500
                                    ------------------------------------------------------------------------------------------------
Balance at  September 30, 1994       1,911,000           1,900          3,785,700        (72,800)          (62,000)       3,652,800
Issuance of common stock
  upon exercise of stock
  options                               20,000              --             10,000            --                 --           10,000
Notes receivable write-off                  --              --                 --         11,900                --           11,900
Net income                                  --              --                 --             --           413,100          413,100
                                    ------------------------------------------------------------------------------------------------
Balance at  September 30, 1995       1,931,000         $ 1,900        $ 3,795,700       $(60,900)      $   351,100       $4,087,800
                                    ================================================================================================




See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION, BUSINESS, AND PRESENTATION

         The Company's principal business is to design, assemble, market, service, and support point of sale, order entry, inventory control, and accounting systems for small to medium size retailers. The Company earns revenues from the sale of its systems and monthly service fees charged to its customers under service agreements. Sales and service operations are located in California and Massachusetts, while the Company's customers are located throughout the United States.

         CASH EQUIVALENTS

         Cash equivalents represent highly liquid investments with original maturities of three months or less.

         INVENTORIES

         Inventories are stated at the lower of cost determined on a first-in, first-out basis, or net realizable value, and are composed of electronic point of sale hardware and computer equipment used in the sale and service of the Company's products.

         FURNITURE AND EQUIPMENT

         Furniture and equipment is stated at cost and is composed of the following:

                                                                            September 30,
                                                                       ------------------------
                                                                           1995          1994
                                                                       ------------------------
Computer equipment and furniture                                       $1,059,600    $  980,500
Automobiles                                                                82,200       100,700
Demonstration and loaner equipment                                        308,200       340,000
                                                                       ------------------------
                                                                        1,450,000     1,421,200
Less accumulated depreciation                                           1,007,400       906,400
                                                                       ------------------------
                                                                       $  442,600    $  514,800
                                                                       ------------------------

         Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.

         CONCENTRATIONS OF CREDIT RISK

         The Company sells its products primarily to small to medium size retailers. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit losses have traditionally been minimal and such losses have been within management's expectations.

         REVENUE RECOGNITION POLICY

         In accordance with Statement of Position 91-1 (Software Revenue Recognition) systems revenue is recognized when the hardware and software are shipped to the customer. Service revenue for phone, software, and hardware support is recognized ratably over the period of the service contract.

         PER SHARE INFORMATION

         Net income per share is based on the weighted average number of common and common equivalent shares outstanding.

         RECLASSIFICATIONS

         Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

         ADVERTISING

         The Company expenses the production costs of advertising as incurred. Advertising expense for the years ended September 30, 1995, 1994 and 1993 was $225,300, $181,100 and $154,100, respectively.

         STATEMENTS OF CASH FLOWS

         Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                                                                       Years Ended September 30,
                                                                           -----------------------------------------------
                                                                               1995               1994             1993
                                                                           -----------------------------------------------
Decrease (increase) in:
         Accounts receivable                                               $   (82,500)        $ (202,700)       $(791,100)
         Inventory                                                            (123,400)            37,700         (167,100)
         Prepaid expenses                                                        6,800                500          (26,100)
         Deferred income taxes                                                 (50,000)                --               --
         Other assets                                                           (6,100)               300               --
Increase (decrease) in:
         Accounts payable                                                     (175,900)           123,500          184,400
         Accrued installation costs                                              3,000            (18,000)          49,000
         Accrued compensation                                                  240,000            (42,000)         (40,000)
         Customer deposits                                                     (31,200)           126,800            3,200
         Income taxes payable                                                  180,200             (3,300)         (28,100)
         Other accrued liabilities                                             246,900            (48,200)         100,700
                                                                           -----------------------------------------------
Net changes in operating
         assets and liabilities                                            $   207,800         $  (25,400)       $(715,100)
                                                                           -----------------------------------------------

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1995

2. ACQUISITIONS, DISPOSALS, LICENSE AGREEMENTS, AND CAPITALIZED SOFTWARE COSTS

         In August of 1995, the Silver Plus division was sold for the net amount of $254,700 in cash. The sale included all rights and title to the Silver Plus software products, right to the revenue and the assumptions of obligations under existing service contracts with Silver Plus customers, and the rights to the Silver Plus customer lists. There was no gain or loss recognized on this sale. The Silver Plus division marketed and serviced computerized order entry and inventory management systems to office supply wholesalers and retailers. The Silver Plus division contributed less than three percent of the Company's total revenues, and was not a material component of the Company.

         In October of 1992, the Company acquired the PROFIT$ software package by issuing 300,000 shares of its common stock with a fair market value of $1.60 per share ($480,000 in the aggregate). The PROFIT$ software is an inventory management and point of sale software package aimed at the softgoods retail market, such as shoes and apparel.

         The Company capitalizes costs incurred to develop new marketable software and enhance the Company's existing systems software. Costs incurred in creating the software are charged to expense when incurred as research and development until technological feasibility has been established through the development of a detailed program design. Once technological feasibility has been established, software production costs are capitalized and reported at the lower of amortized cost or net realizable value.

         License agreements, capitalized software, and intangible assets are amortized on the straight-line method over estimated useful lives ranging from three to five years. The assets are stated at cost and consist of the following:

                                                                                  September 30,
                                                                           --------------------------
                                                                              1995            1994
                                                                           --------------------------
Capitalized software costs                                                 $1,175,200      $1,664,900
License agreement                                                             200,000         200,000
Other intangible assets                                                           --          168,000
                                                                           --------------------------
                                                                            1,375,200       2,032,900
Less accumulated amortization                                               1,107,100       1,280,100
                                                                           --------------------------
                                                                           $  268,100      $  752,800
                                                                           --------------------------

         Amortization of capitalized license agreement, capitalized software costs and other intangible assets charged to cost of sales for the years ended September 30, 1995, 1994 and 1993, was $283,000, $317,500 and $355,100,
respectively.

3. LINE OF CREDIT

         In July 1995, the Company renewed a line of credit with a commercial bank for borrowings up to the lesser of $750,000 or 75% of the Company's eligible accounts receivable with interest at the Bank's prime rate plus 1% (9.75% at September 30, 1995). Borrowings under the line of credit are secured by the assets of the Company. Under the terms of the credit agreement, the Company is restricted from certain transactions and is required to maintain certain financial ratios. As of September 30, 1995, the Company was in compliance with its debt covenants. The line of credit expires in June 1996. As of September 30, 1995, the Company had no amounts outstanding under the line and there were no borrowings under the line during fiscal 1995, 1994 or 1993. Interest paid was $4,000 during fiscal 1993. There was no interest paid in fiscal 1995 or 1994.

4. TAXES BASED ON INCOME

         The Company utilizes the liability method of accounting for income taxes under which deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

         At September 30, 1995, the Company has general business credit carryforwards of approximately $68,000 for federal and state income tax purposes which begin to expire in fiscal year 2003.

         The Company has AMT credit carryforwards of approximately $12,000, which may be carried forward indefinitely.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1995

The provision (benefit) for taxes based on income consists of the following:

                                                                                        Years Ended September 30,
                                                                               --------------------------------------------
                                                                                   1995             1994            1993
---------------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                       $ 220,000        $  23,000       $  12,000
  State                                                                            20,000           12,000          74,600
                                                                               --------------------------------------------
                                                                                  240,000           35,000          86,600
Deferred:
  Federal                                                                         (50,000)              --              --
  State                                                                                --               --              --
                                                                                  (50,000)              --              --
                                                                               --------------------------------------------
Total provision                                                                 $ 190,000        $  35,000       $  86,600
                                                                               ============================================

         A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:


                                                                                         Years Ended September 30,
                                                                               --------------------------------------------
                                                                                   1995             1994            1993
---------------------------------------------------------------------------------------------------------------------------
Income tax at
  statutory rate                                                                $ 205,000        $ 101,800       $ 267,500
Increases/(decreases)
  in taxes resulting
  from:
Increase (decrease) in federal
  valuation allowance                                                              65,500         (78,000)        (235,500)
Utilization of general
  business credits                                                               (125,900)             --               --
State income taxes,
   net of federal
   benefit                                                                         13,200           7,900           49,200
 Other,net                                                                         32,200           3,300            5,400
                                                                               --------------------------------------------
                                                                                $ 190,000        $ 35,000        $  86,600
                                                                               ============================================

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                                                September 30,
                                                                               ---------------------------------------------
                                                                                    1995            1994            1993
----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss
    carryforwards                                                               $      --        $  33,000       $ 147,000
  General business
    credit carryforwards                                                           68,000           25,000          25,000
  AMT credit
    carryforward                                                                   12,000           24,000              --
  Book depreciation in
    excess of tax
    depreciation                                                                   53,000           13,000          18,000
 R&D expenditures
    capitalized for tax                                                            11,000           15,000              --
 Accruals not currently
    deductible for tax                                                            189,000           64,000          95,000
                                                                               --------------------------------------------
Total deferred tax
  assets                                                                          333,000          174,000         285,000
 Valuation allowance
  for deferred tax
  assets                                                                         (260,000)        (134,000)       (226,000)
                                                                                   73,000           40,000          59,000
Deferred tax liabilities:
Software costs
 capitalized for
 book purposes                                                                    (23,000)         (40,000)        (59,000)
                                                                               --------------------------------------------
Net deferred tax assets                                                         $  50,000        $      --       $      --
                                                                               ============================================

         Income taxes paid were $24,400, $32,700 and $114,700 for the years ended September 30, 1995, 1994 and 1993, respectively.

5. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 1995 under various operating leases for office facilities and equipment through January 1998. Minimum payments due under these leases are as follows:

                                                               Year ending
                                                               September 30
                                           --------------------------------
                                            1996                 $ 156,200
                                            1997                   154,400
                                            1998                    51,700
                                           --------------------------------
                                                                 $ 362,300

         Total rent expense for the years ended September 30, 1995, 1994 and 1993 was $305,300, $243,000 and $221,100, respectively.

         The Company is currently involved in litigation arising in the normal course of business. Management believes that such litigation will have no material effect on the Company's financial position or results of operations.

6.  STOCK OPTIONS AND WARRANTS

         In June 1987, the Board of Directors approved an Incentive Stock Plan (the "ISO Plan") whereby eligible employees may be granted incentive stock options to purchase the Company's common stock at a price not less than the fair market value at the date of grant. The options are exercisable no earlier than one year from the date of grant and thereafter in installments as may be determined by the Board of Directors, and expire five years from the date of grant. The Plan has a term of ten years. In April 1990, the shareholders of the Company agreed to increase to 250,000, the number of shares of common stock available for grant under the ISO Plan. There are currently no shares available for future grant under the ISO Plan. There are currently no shares available for future grant under the ISO Plan.

         In April 1993, the shareholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which non-statutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 400,000 shares of the Company's common stock. The Plan has a term of ten years. There have been 327,000 options granted under the 1993 Plan as of September 30, 1995.

         A summary of stock option activity is as follows:

                                                           ISO           Non-ISO            Option
                                                         Shares           Shares             Price
------------------------------------------------------------------------------------------------------
Outstanding at
  September 30, 1992                                     115,000         185,000        $.50 to $3.75
  Granted                                                     --          45,000       $2.12 to $3.37
  Exercised                                              (29,000)       (103,000)       $.50 to $1.62
                                                        ----------------------------------------------
Outstanding at
  September 30, 1993                                      86,000         127,000        $.50 to $3.75
  Granted                                                     --         277,000       $1.75 to $2.13
  Exercised                                              (81,000)        (50,000)       $.50 to $2.13
                                                        ----------------------------------------------
Outstanding at
  September 30, 1994                                       5,000         354,000        $.50 to $3.75
  Granted                                                                 65,000       $2.25 to $2.37
  Exercised                                               (5,000)        (15,000)                $.50
                                                        ----------------------------------------------
Outstanding at
  September 30, 1995                                          --         404,000        $.87 to $3.75
                                                        ==============================================

         There are 244,800 exercisable Non-ISO options outstanding at September 30, 1995.

7. BENEFIT PLAN

         The Company adopted a 401 (k) Plan for all eligible employees effective July 1991. The Company may provide a matching contribution at the discretion of the Companys Board of Directors. The Company's contribution charged to operations during fiscal 1995, 1994 and 1993 pursuant to the plan totaled $34,000, $17,000 and $16,500, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
CAM Data Systems, Inc.

         We have audited the accompanying balance sheets of CAM Data Systems, Inc. as of September 30, 1995 and 1994, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Data Systems, Inc. at September 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.


                                                ERNST & YOUNG LLP

Orange County, California
November 17, 1995

STOCK AND DIVIDEND DATA

         The common stock of CAM Data Systems, Inc., is traded on the over-the-counter market under the NASDAQ symbol CADA. Quarterly market price information shown below represents the high and low bid prices. The OTC quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

Fiscal Year Ended September 30, 1995                                                             High           Low
          Quarter Ended:
             December 31                                                                        $ 2 1/2        $ 1 7/8
             March 31                                                                             2 5/16         1 7/8
             June 30                                                                              2 1/2          2 1/8
             September 30                                                                         3 3/8          2 1/4

Fiscal Year Ended September 30, 1994
          Quarter Ended:
             December 31                                                                        $ 2 3/4        $ 1 3/4
             March 31                                                                             3 1/2          2 1/8
             June 30                                                                              3 1/2          2 3/4
             September 30                                                                         3 1/8          2

         As of December 10, 1995, there were approximately 75 holders of record of the Company's common stock. The Company believes there are in excess of 500 beneficial owners of the Company's common stock.

The Company does not anticipate paying dividends in the foreseeable future. The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware.

SELECTED QUARTERLY FINANCIAL DATA

==================================================================================================================
(Unaudited)
                                                                         1995 Fiscal Quarter Ended
                                                        ----------------------------------------------------------
In thousands, except per-share data.                      Dec 31           Mar 31         June 30         Sept 30
------------------------------------------------------------------------------------------------------------------
Net system and service revenues                          $ 3,743          $ 3,182         $ 3,804         $ 4,005
Gross profit                                               1,828            1,498           1,933           2,120
Income (loss) before taxes                                   137              (88)            203             351
Net income (loss)                                             84              (72)            178             223
Primary earnings (loss) per share                            .04             (.04)            .09             .11
Fully diluted earnings (loss) per share                      .04             (.04)            .09             .11
                                                        ----------------------------------------------------------

                                                                        1994 Fiscal Quarter Ended
                                                         ---------------------------------------------------------
                                                          Dec 31          Mar 31          June 30        Sept 30
------------------------------------------------------------------------------------------------------------------
Net system and service revenues                          $ 3,194          $ 3,199         $ 3,354         $ 3,471
Gross profit                                               1,491            1,472           1,574           1,531
Income before taxes                                          129               52              72              47
Net income                                                   103               52              68              42
Primary earnings per share                                   .05              .03             .03             .03
Fully diluted earnings per share                             .05              .03             .03             .02
                                                        ----------------------------------------------------------

SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 1995

====================================================================================================================================
In thousands, except per-share data.                          1995           1994            1993            1992             1991
------------------------------------------------------------------------------------------------------------------------------------
Net system and service revenues                            $ 14,734        $ 13,218        $ 11,922        $ 9,047          $ 5,318
Income (loss) before taxes                                      603             300             787             567            (278)
Net income (loss)                                               413             265             700             510            (278)
Primary earnings (loss) per share                               .21             .14             .37             .33            (.25)
Fully diluted earnings (loss) per share                         .20             .13             .36             .28            (.25)
Total assets                                                  6,141           5,202           4,698           3,263           1,605
Working capital                                               3,340           2,352           1,857             966             575
Long-term debt                                                   --              --              --              --              --
                                                          --------------------------------------------------------------------------

COMPANY INFORMATION

BOARD OF DIRECTORS

Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Data Systems, Inc.

Walter Straub
President
Rainbow Technologies

David Frosh
Sales Executive
Automatic Data Processing

OFFICERS

Geoffrey D. Knapp
Chief Executive Officer

Paul Caceres Jr.
Chief Financial Officer

Timothy D. Coco
Vice President, Customer Service

Mark Bolton
Vice President, Operations

David Fuller
Vice President, Research and Development

CORPORATE OFFICE

17520 Newhope Street
Fountain Valley, CA 92708
(714) 241-9241
Facsimile: (714) 241-9893

REGISTRAR AND TRANSFER AGENT

American Stock Transfer Company
99 Wall Street
New York, NY 10005

INDEPENDENT AUDITORS

Ernst & Young LLP
18400 Von Karman Avenue
Irvine, CA 92715

SECURITIES COUNSEL

Phillips & Haddan
4695 MacArthur Court
Newport Beach, CA 92660

GENERAL COUNSEL

Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126

FORM 10-K

A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Companys Corporate Finance Department.





16