Form 10-K, Exhibit 13
period 1996-09-30
CAM DATA SYSTEMS INC
filed 1996-12-23
CIK 819334

13 (a)    ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
          1996.

LETTER TO STOCKHOLDERS

================================================================================
On behalf of the management and employees of CAM Data Systems, I am very pleased to announce that 1996 was a record-setting year for both profit and revenue. It was also a very productive year from an operational standpoint. We improved the Company's overall efficiency, quality and productivity while continuing to aggressively invest in research and development. We strengthened our management team and leadership with the addition of a president and two new members to the board of directors. We also strengthened our position in the marketplace with the successful introduction of new products and a strategic acquisition.

FINANCIAL RESULTS
Pre-tax earnings doubled from $600 thousand in 1995 to $1.2 million in 1996, and after tax earnings doubled from $413 thousand or 21 cents per share to $840 thousand or 39 cents per share. The increase in earnings was primarily attributable to increased operating efficiencies, higher sales and lower amortization of capitalized software.

    Total revenues increased 6.4 percent from $14.7 million in 1995 to $15.7 million in 1996. Both service revenue and system sale revenue increased. We would definitely like to see top-line growth increase at a much faster rate in 1997 and beyond. Our current and future strategic plans will focus on achieving a higher revenue growth rate. This may mean some short-term investments in marketing and operations in 1997, which we expect to result in longer-term benefits in future years.

      Our cash position increased 10 percent from $3.0 million in 1995 to $3.3 million in 1996. Considering our cash expenditure in April to purchase Interactive Computer Systems (ICS) of Las Vegas, Nevada, we are very pleased with this result. Our cash position equals $1.68 per share. In addition, our current ratio improved from 2.62 to 2.80 while our net worth improved from $4.1 million to $5.0 million. Working capital increased 18 percent to $3.9 million from $3.3 million. In our market, which is characterized by dozens of smaller, under capitalized private companies, our balance sheet and overall financial strength give us a tremendous competitive advantage.

    We continued to improve the operational efficiency of our technical support and service department and we strengthened other areas of the business as well. The majority of benefits were the result of programs implemented in the prior year which showed their impact in 1996. We benefited financially from lower levels of software amortization, having amortized the majority of our software assets through 1995. However, we did add some new amortizable assets with the acquisition of ICS. In 1997, we expect to see increases in our fixed overhead as we look to provide the infrastructure to support the higher revenue goals we have set. Part of this increase will be slightly higher research and development expenses as we continue to aggressively invest in enhancing our existing products and developing new products.

SENIOR MANAGEMENT AND LEADERSHIP CHANGES
In June of this year, David Frosh was recruited as president of CAM Data. David comes from a highly successful management career at Automated Data Processing
(ADP) and also has five years experience with CAM Data as a director. In addition, prior to his joining the board of CAM Data in 1991, he had worked within our industry with a competitor, Optima Retail Systems. David is a first-rate manager and I am pleased that he has joined our management team.

    In September, Corley Phillips and Fred Haney joined our board of directors. Corley is the CEO of Telephone Response Technologies and has a broad background in computer software and peripherals. Fred is president of Venture Management Company and serves on the boards of three other public technology companies. We specifically targeted enhancing our board with individuals who have experience directly applicable to our business and our future plans. We feel very fortunate to have attracted such a high level of talent to our board. If you believe, as I do, that top quality management and leadership will produce exceptional results, these additions to our senior management team and board of directors certainly give us reason to be optimistic about the future.

RESEARCH AND DEVELOPMENT
I mentioned last year that David Fuller joined CAM Data in April of 1994 as vice president of research and development. With eighteen months at CAM Data behind him, David has now accomplished many of the goals we set back in 1994. The most significant of which is the centralization of our product development group in southern Nevada, which has resulted in increased productivity and better project management. When our new research and development offices are completed in February, most of the few remaining remote positions will be relocated to the new office. We expect to see further improvements in this group as a result of this centralization and adding new personnel. And, as a result of targeted investments, we have improved our products and documentation, which should result in significant gains in 1997.

NETWORK SERVICES
As we continue to sell, install and service more complex networking solutions for our customers, we have also invested in networking talent. Our new network services group not only supports our internal business, but began to win significant contracts for network consulting services and installation outside of our traditional customer base. For example, we sold, installed and now service a large network for Caesars Palace in Las Vegas. We also provide networking services for several other businesses in Nevada including the Desert Springs Hospital, the Laughlin Hilton, and the Flamingo Hilton, among others. We are focused on expanding this business in the future as we add network specialists. We currently have three dedicated network specialists on staff who handle our needs for CAM, Profit$ and M.A.S 90 systems as well as outside business.

ACQUISITIONS
On April 15th we completed the acquisition of ICS of Las Vegas. ICS is a master developer and distributor for M.A.S 90 accounting, distribution and manufacturing software developed by STATE OF THE ART of Irvine, California. This strategic decision was made to better control the accounting software offered with our CAM and Profit$ products as well as to provide a solution for our wholesale and manufacturer customers and prospective customers. We also sought to improve our accounting interface software to provide a seamless link between our software and M.A.S 90 accounting software. ICS and the Profit$ development group have since developed an interface to our Profit$ software which is totally seamless and requires no steps on the users part to export data from Profit$ to M.A.S 90. For our CAM system, we have developed an interface that requires only one simple step to export data to M.A.S 90. We are extremely satisfied with our relationship with STATE OF THE ART and feel like we are on board with the clear market leader. ICS achieved sales in 1995 of $750 thousand and we expect significant revenue increases next year. Based on our success with ICS, we intend to target more opportunities to purchase other geographically strategic M.A.S 90 distributors or master developers.

QUALITY SERVICE
Throughout 1996 we continued to focus on the quality of the service we provide. In our last quarterly quality survey 90 percent of our Profit$ customers stated that they would recommend CAM Data. Scores in nearly all areas of the survey improved throughout the year. We continue to increase staffing to handle higher call volumes and we continue to invest heavily in training new employees to bring them up to a high level of productivity as quickly as possible. We have also focused on the quality of our hiring procedures, not only in the service department but throughout the company. We screen candidates very carefully and put prospective employees through a rigorous hiring procedure to insure that the people we hire meet our high standards. Our primary goal for 1997 is to reduce call response times to fifteen minutes or less for the vast majority of technical support calls. Our challenge is not unlike that of our customers: although staffed adequately for most situations, there are those times when more customers come to the cash registers at once than can be handled properly and someone has to wait longer than they would like to. Thus, no matter how hard we try, we know that it is impossible to get to the point where every single call is handled immediately. We intend to get as close as possible and to meet or exceed our customers expectations in this regard. We will continue to monitor our success in relation to these expectations by regularly surveying our customer base. We are also focusing on reducing call loads through software improvements and reducing the average time it takes to resolve a call through additional internal training programs. Our product development group is regularly furnished with a "top ten" list from service of those items that can be changed or added to the software which would eliminate or reduce calls. I would like to thank Tim Coco, our vice president of service, and all of his hard working service staff for the excellent job they have done this past year. They are a dedicated group of people who sincerely care about our customers.

SALES FORCE
We expanded our direct sales force slightly in 1996 and expect to do the same in 1997. We continue to enjoy the largest, most experienced and productive direct sales force in our primary markets. We hope to leverage this strength by offering additional strategic products through our direct distribution channel in 1997.

LETTER TO STOCKHOLDERS

================================================================================
FINANCIAL CONTROLS
We continued to operate under very tight and conservative financial controls. Our Chief Financial Officer Paul Caceres, who has been with the company in this capacity since 1987, does an excellent job and has a very competent and dedicated staff. We maintain excellent relationships with all of our vendors. We do a good job with cash collection in a traditionally difficult market. Our financial policies are conservative.

STOCK VALUE
While our stock price improved 40 percent from its closing bid on September 30, 1995, of $3.375 to $4.50 for the same date in 1996, we remain very dissatisfied with the market valuation of our Company and the trading volume of the stock. We know we need to grow our top-line revenues at a greater rate while maintaining a long term earnings growth rate. In addition, we know we need to do a better job communicating our growth plans to the investment community. We plan to make our plans clear in 1997 as we are able to realize some of the strategic objectives we have set for ourselves and are better able to communicate our successes. As I have stated in the past, we still believe that the greatest long-term shareholder value comes from focusing on our business and financial goals and achieving positive results. Creating this value for all of our stakeholders remains one of our primary goals.

      Thank you for your support. I sincerely hope you feel as we do that we are making real progress in developing our Company. We are proud of the last year's accomplishments, although certainly not satisfied. We are determined to achieve much greater levels of success as we look forward to an exciting and challenging 1997. The management at CAM Data remains committed to serving the needs of all of our stakeholders.

    Sincerely,



    Geoffrey D. Knapp
    Chief Executive Officer and
    Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================
RESULTS OF OPERATIONS

FISCAL 1996 COMPARED WITH FISCAL 1995
NET REVENUES for the fiscal year ended September 30, 1996, increased 6% to $15,669,500, consisting of a 5% increase in system revenues and a 12% increase in service revenues from the year ended September 30, 1995. The increase in system revenues was primarily a result of the introduction of the new CAM III product and the overall increased demand for the Company's products. The increased in service revenues was attributed to an increase in the installed customer base for CAM and PROFIT$.

    GROSS MARGIN for system revenues remained constant at 51% in fiscal 1995 and 1996. There were no significant price increases in fiscal 1996. The gross margin for service revenues was 50% in fiscal 1996 compared to 36% in fiscal 1995. The margin increase related to service revenue was largely due to the sale of the Silver Plus division in September 1995, in which direct labor and amortization costs resulted in higher cost of sales in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues was 36% for fiscal 1996 compared to 38% for fiscal 1995. Selling, general, and administrative expenses for fiscal 1996 were $5,620,700 compared to $5,597,400 in fiscal 1995. The decrease in expenditures, expressed as a percentage of total revenues, was due to improved operating efficiencies.

    RESEARCH AND DEVELOPMENT EXPENSE increased 26% to $1,219,300 in fiscal 1996 from $967,100 in fiscal 1995. This increase was related to the development of the new CAM III product, continued enhancement of the CAM and PROFIT$ software products, and the research and development of new software products.

    THE EFFECTIVE INCOME TAX RATE was 31% for fiscal 1996, compared to 32% for fiscal 1995.

FISCAL 1995 COMPARED WITH FISCAL 1994

NET REVENUES for the fiscal year ended September 30, 1995, increased 11% to $14,733,800, consisting of a 12% increase in system revenues and a 10% increase in service revenues from the year ended September 30, 1994. The increase in system revenues was primarily a result of increased demand for the PROFIT$ software product, as sales for this product increased 30% in 1995. The increase in service revenues was attributed to an increase in the installed customer base.

    GROSS MARGIN increased to 48% in fiscal 1995. The gross margin for system revenues increased to 51% in fiscal 1995 compared to 49% in fiscal 1994. The gross margin for service revenues was 36% in fiscal 1995 compared to 22% in fiscal 1994. The increase in gross margin for system revenues was due to less list price discounting for both the CAM and PROFIT$ software products, partially offset by higher installation costs. The margin increase related to service revenue was due to the realignment of the labor force resulting in better efficiency, combined with service revenue increases related to a larger customer base.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, expressed as a percentage of net revenues, was 38% for fiscal 1995 compared to 37% for fiscal 1994. Selling, general, and administrative expenses increased by 14% to $5,597,400 in fiscal 1995 from $4,902,300 in fiscal 1994. The increase in expenditures was due to an increase in sales commissions related to higher sales, and increases in telephone, advertising, trade show expenses and payroll costs.

    RESEARCH AND DEVELOPMENT EXPENSE increased 57% to $ 967,100 in fiscal 1995 from $617,000 in fiscal 1994. This increase was related to both the continued enhancement of the CAM and PROFIT$ software products, and the research and development of new software products.

    THE EFFECTIVE INCOME TAX RATE was 32% for fiscal 1995, compared to 12% for fiscal 1994. The Company's income tax rate in fiscal 1995 increased versus fiscal 1994, as the net operating loss carry forwards had been fully utilized for both federal and state income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash and cash equivalents totaled $3,338,200 at September 30, 1996, compared to $3,015,700 on September 30, 1995. The Company generated $1,096,400 from operations in fiscal 1996 compared to $1,356,600 in fiscal 1995. The Company expended $823,100 in fiscal 1996 for the purchase of land in Nevada, fixed assets, and for an acquisition, compared to the expenditures of $220,500 in fiscal 1995. In

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

June 1996, the Company renewed its line of credit with a commercial bank which expires in June 1997, for borrowings up to $750,000 with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. As of September 30, 1996, the Company had no amounts outstanding under the line.

    The Company has no significant commitments for expenditures other than the lease of its corporate and sales offices. However, the Company plans to build a facility in Nevada to house the research and development group.

    Management believes the Company's existing working capital coupled with funds generated from the Company's operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.

Inflation has had no significant impact on the Company's operations.

STATEMENT OF CONSOLIDATED BALANCE SHEET

================================================================================

                                                                                             September 30,
                                                                                    ------------------------------
                                                                                        1996             1995
------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents                                                        $ 3,338,200     $ 3,015,700
     Accounts receivable, net of an allowance for doubtful accounts of
          $150,000 in 1996 ($140,000 in 1995)                                           2,024,600       1,817,100
     Inventories                                                                          438,500         433,800
     Prepaid expenses                                                                      95,400          76,600
     Deferred income taxes                                                                150,000          50,000
                                                                                      -----------     -----------
         Total current assets                                                           6,046,700       5,393,200

Property and equipment, net                                                               571,900         442,600
Intangible assets, net                                                                    500,100         268,100
Note receivable from officer/stockholder, due
     upon demand, with interest at prime rate                                              14,300          15,000
Other assets                                                                               24,800          22,200
                                                                                      -----------     -----------
Total assets                                                                          $ 7,157,800     $ 6,141,100
                                                                                      ===========     ===========


LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                                 $   650,400     $   615,200
     Accrued compensation and related expenses                                            640,000         594,000
     Income taxes payable                                                                 136,200         201,300
     Customer deposits and deferred service revenue                                       295,600         151,800
     Accrued installation costs                                                           111,000         110,000
     Other accrued liabilities                                                            327,600         381,000
                                                                                      -----------     -----------
         Total current liabilities                                                      2,160,800       2,053,300

 Stockholders' equity:
      Common stock, $.001 par value, 5,000,000 shares authorized, 1,964,200 shares
         issued and outstanding in 1996 (1,931,000 shares in 1995)                          2,000           1,900
      Paid-in capital in excess of par value                                            3,844,800       3,795,700
      Notes receivable for purchase of common stock                                       (40,900)        (60,900)
      Retained earnings                                                                 1,191,100         351,100
                                                                                      -----------     -----------
         Total stockholders' equity                                                     4,997,000       4,087,800
                                                                                      -----------     -----------
Total liabilities and stockholders' equity                                            $ 7,157,800     $ 6,141,100
                                                                                      ===========     ===========



See accompanying notes.

STATEMENTS OF CONSOLIDATED INCOME
================================================================================

                                                                                  Years Ended
                                                                                 September 30,
                                                               -----------------------------------------------
                                                                   1996             1995             1994
--------------------------------------------------------------------------------------------------------------
REVENUES:
     Net system revenues                                       $ 12,665,600     $ 12,043,300     $ 10,762,400
     Net service revenues                                         3,003,900        2,690,500        2,455,500
                                                               ------------     ------------     ------------
         Total net revenues                                      15,669,500       14,733,800       13,217,900
                                                               ------------     ------------     ------------
COSTS AND EXPENSES:

     Cost of system revenues                                      6,239,200        5,914,200        5,505,000
     Cost of service revenues                                     1,507,000        1,730,000        1,911,500
                                                               ------------     ------------     ------------
         Total cost of revenues                                   7,746,200        7,644,200        7,416,500
     Selling, general and administrative expenses                 5,620,700        5,597,400        4,902,300
     Research and development expense                             1,219,300          967,100          617,000
     Interest income                                               (127,200)         (78,000)         (17,400)
                                                               ------------     ------------     ------------
         Total costs and expenses                                14,459,000       14,130,700       12,918,400
                                                               ------------     ------------     ------------
Income before taxes                                               1,210,500          603,100          299,500
Provision for income taxes                                          370,500          190,000           35,000
                                                               ------------     ------------     ------------
Net income                                                     $    840,000     $    413,100     $    264,500
                                                               ------------     ------------     ------------
Primary net income per share                                   $        .39     $        .21     $        .14
                                                               ------------     ------------     ------------
Fully diluted net income per share                             $        .39     $        .20     $        .13
                                                               ------------     ------------     ------------

Shares used in computing primary net income per share             2,130,900        1,999,200        1,959,800
                                                               ------------     ------------     ------------
Shares used in computing fully diluted net income per share       2,173,500        2,107,600        2,021,600
                                                               ============     ============     ============


See accompanying notes.

STATEMENTS OF CONSOLIDATED CASH FLOWS
================================================================================

                                                                                      Years Ended
                                                                                     September 30,
                                                                    -------------------------------------------
                                                                        1996             1995           1994
---------------------------------------------------------------------------------------------------------------
Operating activities:
     Net income                                                      $  840,000     $   413,100     $   264,500
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                  462,100         563,400         555,500
         Provision for doubtful accounts                                165,600         157,800         135,900
         Decrease in notes receivable                                    20,700          14,500          12,200
         Deferred income taxes                                         (100,000)        (50,000)             --
         Net change in operating assets and liabilities                (292,000)        257,800         (25,400)
                                                                     ----------     -----------     -----------
Cash provided by operating activities                                 1,096,400       1,356,600         942,700
                                                                     ----------     -----------     -----------

Investing activities:
     Purchase of property and equipment                                (427,500)       (208,200)       (386,100)
     Business acquisitions and other investments                       (395,600)        (12,300)        (35,300)
     Sale of Silver Plus division                                            --         254,700              --
                                                                     ----------      ----------      ----------
Cash provided by (used in) investing activities                        (823,100)         34,200        (421,400)
                                                                     ----------      ----------      ----------

Financing activities:
     Proceeds from exercise of stock options and warrants                49,200          10,000          61,800
     Notes receivable repayments                                             --              --          28,200
                                                                     ----------      ----------      ----------
Cash provided by financing activities                                    49,200          10,000          90,000
                                                                     ----------      ----------      ----------
Net increase in cash and cash equivalents                               322,500       1,400,800         611,300
Cash and cash equivalents at beginning of year                        3,015,700       1,614,900       1,003,600
                                                                     ----------      ----------      ----------
Cash and cash equivalents at end of year                             $3,338,200      $3,015,700      $1,614,900
                                                                     ==========      ==========      ==========


See accompanying notes.

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
================================================================================

                                                                                   Notes
                                                                   Paid-in     receivable for      Retained
                                            Common Stock         capital in     purchase of        earnings
                                         -------------------    excess of par      common        (accumulated
                                         Shares       Amount         value          stock           deficit)          Total
                                         ------       ------         -----          -----           --------          -----
Balance at September 30, 1993          1,780,000      $1,800      $3,698,000      $(86,000)      $  (326,500)      $3,287,300
Issuance of common stock
   upon exercise of stock options        131,000         100          87,700       (26,000)               --           61,800
Notes receivable write-off                    --          --              --        11,000                --           11,000
Notes receivable payments                     --          --              --        28,200                --           28,200
Net income                                    --          --              --            --           264,500          264,500
                                       --------------------------------------------------------------------------------------
Balance at  September 30, 1994         1,911,000       1,900       3,785,700       (72,800)          (62,000)       3,652,800
Issuance of common stock
   upon exercise of stock options         20,000          --          10,000            --                --           10,000
Notes receivable write-off                    --          --              --        11,900                --           11,900
Net income                                    --          --              --            --           413,100          413,100
                                       --------------------------------------------------------------------------------------
Balance at  September 30, 1995         1,931,000       1,900       3,795,700       (60,900)          351,100        4,087,800
Issuance of common stock
   upon exercise of stock options         33,200         100          49,100            --                --           49,200
Notes receivable write-off                    --          --              --        20,000                --           20,000
Net income                                    --          --              --            --           840,000          840,000
                                       ======================================================================================
Balance at  September 30, 1996         1,964,200      $2,000      $3,844,800      $(40,900)      $ 1,191,100       $4,997,000
                                       ======================================================================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
================================================================================
1. SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES

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

    The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated. Certain 1995 and 1994 amounts have been reclassified to conform with the 1996 presentation.

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

    PROPERTY AND EQUIPMENT
    Property and equipment is stated at cost and is composed of the following:

                                                   September 30,
                                          ------------------------------
                                               1996             1995
-----------------------------------------------------------------------
Land                                      $  143,400         $       --
Computer equipment and furniture           1,071,700          1,059,600
Automobiles                                   64,000             82,200
Demonstration and loaner equipment           257,100            308,200
                                          ----------         ----------
                                           1,536,200          1,450,000
Less accumulated depreciation                964,300          1,007,400
                                          ==========         ==========
                                          $  571,900         $  442,600
                                          ==========         ==========


    Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.

    USE OF ESTIMATES
    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

    LONG-LIVED ASSETS
    In 1996, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations or are expected to be disposed of, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of the assets. There were no impairment losses recorded in fiscal 1996 as the result of adopting SFAS No. 121.

    ADVERTISING
    The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 1996, 1995 and 1994 were $328,200, $225,300, and $181,100, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
================================================================================
    STATEMENTS OF CASH FLOWS
    Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                              Years Ended September 30,
                                       -----------------------------------------
                                           1996          1995        1994
--------------------------------------------------------------------------------
Decrease (increase) in:
   Accounts receivable                 $ (373,100)   $  (82,500)   $(202,700)
   Inventories                             (4,700)     (123,400)      37,700
   Prepaid expenses                       (18,800)        6,800          500
   Other assets                            (2,900)       (6,100)         300
Increase (decrease) in:
   Accounts payable                        35,200      (175,900)     123,500
   Accrued compensation                    46,000       240,000      (42,000)
   Income taxes payable                   (65,100)      180,200       (3,300)
   Customer deposits                      143,800       (31,200)     126,800
   Accrued installation costs               1,000         3,000      (18,000)
   Other accrued liabilities              (53,400)      246,900      (48,200)
                                       -----------------------------------------
Net changes in operating
   assets and liabilities              $ (292,000)    $ 257,800    $ (25,400)
                                       =========================================

    STOCK OPTION PLANS
    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). As permitted by SFAS 123, the Company intends to continue to account for employee stock options under previous accounting standards, and will make pro forma disclosures required by SFAS 123 in fiscal 1997.

2.  ACQUISITIONS AND DISPOSALS

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

    On April 12, 1996, the Company acquired Interactive Computer Systems, Inc.
(ICS) of Las Vegas, Nevada, for cash and additional consideration consisting of shares of common stock to be issued contingent upon meeting certain revenue and earnings levels. ICS is a reseller and "master developer" for M.A.S 90(R) accounting, distribution and manufacturing software. M.A.S 90 is a product of State of The Art(TM) of Irvine, California. ICS is operated as a wholly owned subsidiary.

3.  INTANGIBLE ASSETS

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

    License agreement, capitalized software, and goodwill are amortized on the straight-line method over estimated useful lives ranging from three to eight years. The assets are stated at cost and consist of the following:

                                            September 30,
                                         1996           1995
--------------------------------------------------------------
Capitalized software costs           $1,175,200    $ 1,175,200
License agreement                       200,000        200,000
Goodwill                                400,300             --
                                     ----------    -----------
                                      1,775,500      1,375,200
Less accumulated amortization         1,275,400      1,107,100
                                     -------------------------
                                     $  500,100    $   268,100
                                     =========================

Amortization of capitalized license agreement and software costs charged to cost of sales for the years ended September 30, 1996, 1995 and 1994, were $145,200, $283,000, and $317,500 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
================================================================================
4.   LINE OF CREDIT

     In July 1996, the Company renewed its line of credit with a commercial bank for borrowings up to the lesser of $750,000 or 75% of the Company's eligible accounts receivable with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. Under the terms of the credit agreement, the Company is restricted from certain transactions and is required to maintain certain financial ratios. As of September 30, 1996, the Company was in compliance with its debt covenants. The line of credit expires in June 1997. As of September 30, 1996, the Company had no amounts outstanding under the line and there were no borrowings under the line during fiscal 1996, 1995 or 1994. There was no interest paid in fiscal 1996, 1995 or 1994.

5.  TAXES BASED ON INCOME

    The Company utilizes the liability method of accounting for income taxes where by deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

    At September 30, 1996, the Company has general business credit carry forwards of approximately $20,000 for state income tax purposes which begin to expire in fiscal year 2003. The Company also has AMT credit carry forwards of approximately $12,000 which may be carried forward indefinitely.

    The provision (benefit) for taxes based on income consists of the following:

                          Years Ended September 30,
                  -------------------------------------
                        1996          1995        1994
-------------------------------------------------------
Current:
   Federal         $ 422,500     $ 220,000     $23,000
   State              48,000        20,000      12,000
                   ---------     ---------     -------
                     470,500       240,000      35,000
Deferred:
   Federal          (132,000)      (50,000)         --
   State              32,000            --          --
                   =========     =========     =======
                    (100,000)      (50,000)         --
                   =========     =========     =======
Total provision    $ 370,500     $ 190,000     $35,000
                   =========     =========     =======

    A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:

                                      Years Ended September 30,
                               -------------------------------------
                                  1996          1995          1994
--------------------------------------------------------------------
Income tax at
     statutory rate            $ 411,600     $ 205,000     $ 101,800
Increases (decreases)
   in taxes resulting from:
   Increase (decrease) in
     valuation allowance         (94,000)      126,000       (78,000)
Utilization of general
     business credits            (28,700)     (125,900)           --
State income taxes,
     net of federal
     benefit                      52,800        13,200         7,900
   Other, net                     28,800       (28,300)        3,300
                               ---------     ---------     ---------
                               $ 370,500     $ 190,000     $  35,000
                               =========     =========     =========

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carry forwards which give rise to deferred tax assets and liabilities are as follows:

                                                      September 30,
                                        ---------------------------------------
                                            1996           1995         1994
-------------------------------------------------------------------------------
Deferred tax assets:
   Accruals not currently
     deductible for tax                  $ 184,000      $ 189,000    $  64,000
   Book depreciation
     in excess
     of tax depreciation                    96,000         53,000       13,000
   General business
     credit carry forwards                  20,000         68,000       25,000
   AMT credit
     carry forward                          12,000         12,000       24,000
   R&D expenditures
     capitalized for tax                     9,000         11,000       15,000
   Net operating loss
     carry forwards                             --             --       33,000
                                         ---------      ---------    ---------
   Total deferred tax
     assets                                321,000        333,000      174,000
   Valuation allowance
     for deferred tax assets              (166,000)      (260,000)    (134,000)
                                         ---------      ---------    ---------
                                           155,000         73,000       40,000
Deferred tax liabilities:
   Software costs capitalized
     for book purposes                      (5,000)       (23,000)     (40,000)
                                        ---------------------------------------
Net deferred tax assets                  $ 150,000      $  50,000   $       --
                                        =======================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
================================================================================
    Income taxes paid were $530,900, $24,400, and $32,700 during the years ended September 30, 1996, 1995 and 1994, respectively.

6.  COMMITMENTS AND CONTINGENCIES

    The Company is committed at September 30, 1996, under various operating leases for office facilities and equipment through January 1998. Minimum payments due under these leases are as follows:

                                             Year ending
                                             September 30,
                                        ---------------------
                                        1997        $ 154,400
                                        1998           48,600
                                        ---------------------
                                                    $ 203,000
                                        =====================

    Total rent expense for the years ended September 30, 1996, 1995 and 1994 was $278,800, $305,300, and $243,000, respectively.

    The Company is currently involved in litigation arising in the normal course of business. Management believes that such litigation will have no material effect on the Company's financial position or results of operations.

7.  STOCK OPTIONS AND WARRANTS

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

    In April 1993, the shareholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 650,000 shares of the Company's common stock. The Plan has a term of ten years. There have been 479,500 options granted under the 1993 Plan as of September 30, 1996.

    A summary of stock option activity follows:

                               ISO           Non-ISO            Option
                             Shares          Shares              Price
--------------------------------------------------------------------------------
Outstanding at
   September 30, 1993        86,000          127,000         $ .50 to $3.75
   Granted                       --          277,000         $1.75 to $2.13
   Exercised                (81,000)         (50,000)        $ .50 to $2.13
                            ----------------------------------------------------
Outstanding at
   September 30, 1994         5,000          354,000         $ .50 to $3.75
   Granted                       --           65,000         $2.25 to $2.37
   Exercised                 (5,000)         (15,000)                 $ .50
                            ----------------------------------------------------
Outstanding at
   September 30, 1995            --          404,000         $ .87 to $3.75
   Granted                       --          157,500         $3.38 to $5.50
   Exercised                     --          (33,200)        $ .87 to $2.13
   Expired                       --          (35,000)        $1.75
                            ----------------------------------------------------
Outstanding at
   September 30, 1996            --          493,300         $ .87 to $5.50
                            ====================================================

    There are 328,500 exercisable options outstanding at September 30, 1996.

8.  BENEFIT PLAN

    The Company sponsors a 401 (k) Plan for all eligible employees. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. The Company's contribution charged to operations during fiscal 1996, 1995 and 1994 pursuant to the plan totaled $42,000, $34,000, and $17,000, respectively.

REPORT OF INDEPENDENT AUDITORS

================================================================================
Board of Directors
CAM Data Systems, Inc.

    We have audited the accompanying consolidated balance sheets of CAM Data Systems, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Data Systems, Inc. at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


Orange County, California
November 18, 1996

STOCK AND DIVIDEND DATA
================================================================================
    The common stock of CAM Data Systems, Inc., is traded on the over-the-counter market under the NASDAQ symbol CADA. Quarterly market price information shown below represents the high and low bid prices. The OTC quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

--------------------------------------------------------------------------------
Fiscal Year Ended September 30, 1996                  High              Low
   Quarter Ended:
         December 31                               $  4 1/8          $ 3 1/8
         March 31                                         5            3 1/2
         June 30                                          6            4 3/8
         September 30                                 5 1/2            4 3/8
--------------------------------------------------------------------------------
Fiscal Year Ended September 30, 1995

   Quarter Ended:
         December 31                               $  2 1/2          $ 1 7/8
         March 31                                     2 5/16           1 7/8
         June 30                                      2 1/2            2 1/8
         September 30                                 3 3/8            2 1/4

    As of December 10, 1996, there were approximately 75 holders of record of the Company's common stock. The Company believes there are in excess of 500 beneficial owners of the Company's common stock.

    The Company does not anticipate paying dividends in the foreseeable future. The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware.

SELECTED QUARTERLY FINANCIAL DATA
================================================================================
(Unaudited)

                                                           1996 Fiscal Quarter Ended
                                               -------------------------------------------
In thousands, except per-share data              Dec 31     Mar 31      June 30    Sept 30
------------------------------------------------------------------------------------------
Net system and service revenues                 $ 3,329     $ 3,412     $ 4,714    $ 4,215
Gross profit                                      1,770       1,831       2,423      2,091
Income before taxes                                 265         272         473        201
Net income                                          162         166         288        224
Primary earnings per share                          .08         .08         .13        .10
Fully diluted earnings per share                    .08         .08         .13        .10

                                                           1995 Fiscal Quarter Ended
                                               -------------------------------------------
                                                 Dec 31     Mar 31      June 30    Sept 30
------------------------------------------------------------------------------------------
Net system and service revenues                 $ 3,743     $ 3,182     $ 3,804    $ 4,005
Gross profit                                      1,828       1,498       1,933      2,120
Income (loss) before taxes                          137         (88)        203        351
Net income (loss)                                    84         (72)        178        223
Primary earnings (loss) per share                   .04        (.04)        .09        .11
Fully diluted earnings (loss) per share             .04        (.04)        .09        .11


SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 1996
================================================================================

In thousands, except per-share data.   1996       1995       1994        1993         1992
------------------------------------------------------------------------------------------
Net system and service revenues      $ 15,669   $14,734    $13,218     $11,922    $  9,047
Income before taxes                     1,210       603        300         787         567
Net income                                840       413        265         700         510
Primary earnings per share                .39       .21        .14         .37         .33
Fully diluted earnings per share          .39       .20        .13         .36         .28
Total assets                            7,158     6,141      5,202       4,698       3,263
Working capital                         3,886     3,340      2,352       1,857         966
Long-term debt                             --        --         --          --          --
                                     =====================================================

COMPANY INFORMATION

================================================================================
BOARD OF DIRECTORS
------------------
Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Data Systems, Inc.

David Frosh
President
CAM Data Systems, Inc.


Walter Straub
President
Rainbow Technologies

Corley Phillips
CEO, President
Telephone Response Technologies


Fred Haney
President
Venture Management Company


OFFICERS
--------
Geoffrey D. Knapp
Chief Executive Officer

David Frosh
President

Paul Caceres Jr.
Chief Financial Officer

Timothy D. Coco
Vice President, Customer Service

David Fuller
Vice President, Research and Development


CORPORATE OFFICE
----------------
17520 Newhope Street
Fountain Valley, CA 92708
(714) 241-9241
Facsimile: (714) 241-9893
Internet address: http://www.camdata.com

REGISTRAR AND TRANSFER AGENT
----------------------------
American Stock Transfer Company
40 Wall Street
New York, NY 10005


INDEPENDENT AUDITORS
--------------------
Ernst & Young LLP
18400 Von Karman Avenue
Irvine, CA 92612


SECURITIES COUNSEL
------------------
Phillips & Haddan
4695 MacArthur Court
Newport Beach, CA 92660


GENERAL COUNSEL
---------------
Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126


FORM 10-K
---------
A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department.


16