Form 10-K, Exhibit 13
period 1997-09-30
CAM DATA SYSTEMS INC
filed 1997-12-29
CIK 819334

13(a) Annual Report to Stockholders for the fiscal year ended
      September 30, 1997.

LETTER TO STOCKHOLDERS

THE EFFECTS OF GROWTH AND IMPROVEMENTS

In 1997 we continued with the move to next generation operating environments and next generation products which we began last year. While revenues grew at 12% to a record $17.5 million, we saw a significant 6% reduction in our new system margins. We also bit the bullet and increased our software development expenditures in an effort to bring new products to market faster and to complete the transition of "all" of our products entirely to a Windows based environment at the earliest possible time. We are confident that this will occur in fiscal 1998.

The net result for 1997, although not unexpected, was a disappointing bottom line of $.08 per share compared to $.39 per share in 1996. While our customers will be pleased with seeing better values and leading edge products, we realize we have an obligation to our shareholders to perform at a higher level. As we take the lessons learned this past year forward and begin to see the real benefit of our new product offerings next year, we are optimistic that our earnings picture will improve as our revenues grow. We have significant new leading edge products which as of this writing, are being introduced to the market.

ACQUISITION OF ACCESS RETAIL MANAGEMENT

We made two very meaningful, long term focused acquisitions, while maintaining our cash position at just under $3 million. First, we acquired Access Retail Management ("Access") in September. Access provides a planning service for retailers that helps them decide what to buy, when to buy it, what to mark down, when to mark it down and generally helps them with meeting the goals for their businesses. Access accomplishes this by gathering information monthly about the sales and movement of the retailers inventory, plugging this information into a specially designed software program, and developing a monthly "plan" for the retailer. While the computer develops a unique plan for each store, each plan is reviewed by an experienced planner. The retailers cash flow and specific goals are taken into account and adjustments are made to each plan accordingly. The service is billed monthly and is very affordable for the small to medium size retailer.

Other than independent consultants, there is one known competitor with sales in the $10 million range. With thousands of stores operating on CAM's retail management systems, the ability to take the data captured by the system and utilize it with such a powerful planning service appears to be a strong strategic fit for us. Many of our customers have a substantial need for this service. The Access division also adds to our concept of providing a "one source" solution for the needs of the small to medium size retailer. Furthermore, we believe we have significant strategic advantages as a company, and in terms of our flexibility with our planning software, over our competitor in this market.

ACQUISITION OF RETAIL STAR

In August we acquired the product rights to a Windows based point of sale product called Retail Star from Teamsoft of Irvine, CA. We also hired the founder and primary developer of the product to continue development of the Star software to meet our specifications. Before choosing Teamsoft and Star, we did an exhaustive search of the market looking for leading edge technology in the point of sale market place. With the exception of Teamsoft, we found very little. What we found was that it will be a year or two before any competitors will have a substantive Windows based product focused on our markets.

During our research we found that there were lots of companies talking about new Windows products, but very few delivering them. Those that were, had products based on questionable technology strategies, and/or very poor retail applications. The Star product is a 32 bit, graphical product that can work with a number of SQL relational databases, including Microsoft's SQL Server. Since our application is essentially a database application, this is the most important part of the product. The development environment for Star allows us to use the latest software development tools from Centura Corp., as well as Microsoft Visual Basic and C. Centura, which may not be widely recognized but is a key development environment used by People Soft and was recently chosen by Intuit for their higher end products.

Retail Star is a true client server product, offering speed and power that no known competitor at our end of the market can currently come close to matching. Our first release of the Retail Star product incorporates a totally new look and feel as well as significant new flexibility and functionality. We truly believe that the combination of Teamsoft's technology and database expertise with CAM Data's 14 years of developing retail applications has resulted in arguably the most formidable product available for a large part of our target market. As Retail Star continues to be enhanced throughout 1998, we expect it to become the standard by which all other products are measured. In addition to the strong technology base and emerging application, Star offers us the ability to more easily attack international markets should we decide to pursue this.

THE FUTURE

For these acquisitions to be successful for the company, they will require continued investment. We see no way around this. Until our entire product line is moved 100% into the Windows world, we are forced to maintain multiple development efforts. It is our achievable goal to be selling only Windows based products by the end of 1998. At the same time, we are providing conversion programs and upgrade paths for our very large customer base so they can make the transition with us over time. This is no small task, and one that has and will also require continued investment. In addition, we have the job of training our entire organization on the new products.

When you consider the investments we are having to make to transition our product line while continuing to keep our customer base satisfied, you have to consider the dozens of smaller competitors that face the same challenge without having anything close to the resources available to CAM Data. Thus, we think that as a "real" Windows product becomes a condition of sale over the next year, that many of our competitors who are unable to make this transition properly will cease to exist. Some that have meaningful customer bases may be candidates for acquisition. It is hard to imagine an informed retailer buying an older 16 bit, text based, DOS application over Retail Star or our new CAM IV Windows product scheduled for delivery in fiscal 1998, when the price is comparable. When you add the strength of our company and services, we think we will raise the stakes in the POS market for small retailers in 1998. For new competitors in the market place, it will take them years to build up a significant customer base to provide recurring revenues and referrals.

To help with meeting the challenges presented by the new operating environments we are delivering our products in, it was necessary to turn the attention of our network services group entirely internal. Thus, we have almost no network service revenue outside the retail market, as we had the prior year. This further contributed to lower profits. We expect this to continue for the foreseeable future.

MAS-90 PROGRESS

Our MAS-90 accounting and distribution software group (ICS acquisition) was a shining success in 1997. Revenues rose approximately 75% from $750k to $1,300k for the comparable period, and we achieved record profitability for this division. Early indications are that this success will continue. Brian Chausmer, the founder of ICS and the general manager of this division did an outstanding job this past year.

COMMITMENT TO SERVICE

Our service department experienced an up and down year. The challenges of multiple new operating environments, record sales and more complex products had our 40 service person department of dedicated individuals often working through lunch and putting in extra time to keep up. At peak times our call queue sometimes backed up to less than desirable levels causing some degree of customer frustration from time to time. Call back times for non-emergency calls which generally average 30 minutes, sometimes fell to a few hours. We have again focused on ways to improve this, but much of it is a learning curve as we make the transition to new products. We are adding staff commensurate with the growth in our customer base and service revenue. We fell somewhat behind the hiring curve in 1997 through promotions and normal turn over. We remain fanatically committed to customer service. We maintain a "do whatever it takes" attitude and we expect to improve in 1998 and beyond.

INTERNAL CHANGES

This past year the doctor became the patient as we implemented a complete change over of our internal accounting, distribution and manufacturing software to MAS-90. We went live on October 1st on the new system, which is proceeding according to plan. However, this was another area we made a significant investment in to improve our business which contributed to lower earnings. This project took months of planning and a massive retraining of our staff to allow us to make a complete change over for our new fiscal year. We hired outside consultants and MAS-90 programmers with manufacturing expertise to help us tailor our new system to meet our needs.

In past reports I have talked about not having lost a successful sales person for several years. This year we lost two top reps to entrepreneurial ventures. On the flip side we gained a couple and had other sales reps pick up the pace. We look to strengthen the sales force in 1998 with a couple of key hires. Productivity remains very high.

FACILITY ENHANCEMENTS

In January, as the sole tenant of our Fountain Valley facility, we expanded into the remainder of our office building to accommodate our growth. At the same time we gave the facility a face lift after 10 years. We agreed to a new five year lease on favorable terms and feel we now have enough space to meet our short term needs.

In April, we successfully opened our new 11,000 square foot R&D facility in Henderson Nevada. This facility is also home to our MAS-90 accounting group. Thirty five employees currently work out of this new office. At both of the above mentioned facilities we added professional, 24 seat classrooms which will allow us to focus more on centralized training for our customers.

LONG TERM OUTLOOK

Finally, with our new products and strong infrastructure we have put ourselves in a position to succeed. Management and our board of directors is doing everything we can think of to improve "long term" shareholder value. We have discovered no magic bullets or easy answers. We continue to proceed with our focused, long term plans for improving and growing our business with the belief that once we make the "complete" transition to new products that we will see new growth opportunities and improved internal efficiency over time. We believe in the strategies we are pursuing and ask all of our shareholders for their continued support as we continue to work towards achieving the goals we have set, which at the top of the list is substantially improving shareholder value.

Best Regards,



Geoff Knapp


                                    [GRAPH]

                     SALES FIGURES FOR THE PAST SEVEN YEARS


IN MILLIONS

               1991      1992      1993      1994      1995      1996      1997
               ----      ----      ----      ----      ----      ----      ----
              $5.32     $9.05    $11.92    $13.22    $14.67    $15.67    $17.48


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

FISCAL 1997 COMPARED WITH FISCAL 1996

NET REVENUES for the fiscal year ended September 30, 1997, increased 12% to $17,479,500 consisting of a 9% increase in system revenues, and a 24% increase in service revenues compared to the year ended September 30, 1996. The increase in system revenues was attributed to an increase in the demand for the Company's products in 1997. The increase in service revenues was attributed to the full year impact of the ICS subsidiary in fiscal 1997 compared to the inclusion of six months of revenue in 1996, and an increase in the installed customer base for CAM and Profit$ systems and a price increase in the service rates.

GROSS MARGIN on system revenues decreased to 45% for the year ended September 30, 1997, compared to 51% for the year ended September 30, 1996. Gross margin for service revenues was 48% for the year ended September 30, 1997, compared to 50% for the year ended September 30, 1996. The margin decrease in system revenues was a result of a higher mix of hardware sales versus software sales, which yield a lower gross margin than software sales. The decrease in gross margin for service revenues is related to the increase in customer service personnel.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues remained constant at 36% for the year ended September 30, 1997 and 1996. Selling, general and administrative expenses for the year ended September 30, 1997, increased 12% to $6,316,600 from the year ended September 30, 1996. The increase was mainly attributed to higher payroll costs for sales and administrative personnel in fiscal 1997, combined with increases in marketing, travel and telephone expenses, offset by the revaluation of some accrued liabilities. There was also higher payroll expenses related to the inclusion of the ICS division, acquired in April 1996.

RESEARCH AND DEVELOPMENT EXPENSE increased 22% to $1,488,800 for year ended September 30, 1997, from $1,219,300 for fiscal 1996. The increase for fiscal 1997 was attributed to increases in payroll expenses related to the addition of R & D personnel for the continued enhancement of the Company's products, and the development of new products.

THE EFFECTIVE INCOME TAX RATE was 31% for the years ended September 30, 1997 and 1996.

RESULTS OF OPERATIONS

FISCAL 1996 COMPARED WITH FISCAL 1995

NET REVENUES for the fiscal year ended September 30, 1996, increased 6% to $15,669,500, consisting of a 5% increase in system revenues and a 12% increase in service revenues from the year ended September 30, 1995. The increase in system revenues was primarily a result of the introduction of the new CAM III product and the overall increased demand for the Company's products. The increase in service revenues was attributed to an increase in the installed customer base for our CAM and Profit$ products.

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

THE EFFECTIVE INCOME TAX RATE was 31% for fiscal 1996, compared to 32% for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $2,916,300 at September 30, 1997, compared to $3,338,200 on September 30, 1996. The Company generated $292,500 from operations in fiscal 1997 compared to $1,096,400 in fiscal 1996. The Company expended $814,400 in fiscal 1997 compared to the expenditures of $823,100 in fiscal 1996 for the purchase of land in Nevada, fixed assets, and for an acquisition. In June 1997, the Company renewed its line of credit with a commercial bank, which expires in January 1998, for borrowings up to $1,500,000 with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. As of September 30, 1997, the Company had no amounts outstanding under the line.

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

YEAR 2000

As the year 2000 approaches, an issue impacting all companies has emerged regarding how existing application software programs and operating systems can accommodate this date value. In brief, many existing application software products in the marketplace were designed to only accommodate a two digit date position which represents the year (e.g., "95" is stored on the system and represents the year 1995). As a result, the year 1999 (i.e., "99") could be the maximum date value systems will be able to accurately process. Management is in the process of working with its software vendors to assure that the Company is prepared for the year 2000. Management does not anticipate that the Company will incur operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant.

STATEMENT OF CONSOLIDATED BALANCE SHEET

                                                                           September 30,
                                                                    --------------------------
                                                                        1997          1996
                                                                    -----------    -----------
ASSETS
Current assets:
    Cash and cash equivalents                                       $ 2,916,300    $ 3,338,200
    Accounts receivable, net of an allowance for
       doubtful accounts of
       $160,000 in 1997 ($150,000 in 1996)                            2,354,500      2,024,600
    Inventories                                                         523,000        438,500
    Prepaid expenses                                                    256,200         95,400
    Deferred income taxes                                               123,000        150,000
                                                                    -----------    -----------
        Total current assets                                          6,173,000      6,046,700

Property and equipment, net                                             788,600        571,900
Intangible assets, net                                                  597,300        500,100
Note receivable from officer/stockholder,
   due upon demand, with interest at prime rate                          12,300         14,300
Other assets                                                             36,900         24,800
                                                                    -----------    -----------
Total assets                                                        $ 7,608,100    $ 7,157,800
                                                                    ===========    ===========

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                $ 1,140,100    $   650,400
    Accrued compensation and related expenses                           466,000        640,000
    Income taxes payable                                                     --        136,200
    Customer deposits and deferred service revenue                      420,300        295,600
    Accrued installation costs                                          100,000        111,000
    Other accrued liabilities                                           197,700        327,600
                                                                    -----------    -----------
        Total current liabilities                                     2,324,100      2,160,800

 Stockholders' equity:
     Common stock, $.001 par value, 5,000,000
        shares authorized, 2,008,700 shares
        issued and outstanding in 1997 (1,964,200 shares in 1996)         2,000          2,000
     Paid-in capital in excess of par value                           3,944,800      3,844,800
     Notes receivable for purchase of common stock                      (30,900)       (40,900)
     Retained earnings                                                1,368,100      1,191,100
                                                                    -----------    -----------
        Total stockholders' equity                                    5,284,000      4,997,000
                                                                    -----------    -----------
Total liabilities and stockholders' equity                          $ 7,608,100    $ 7,157,800
                                                                    ===========    ===========


See accompanying notes.

STATEMENT OF CONSOLIDATED INCOME

                                                                             Years Ended
                                                                            September 30,
                                                              --------------------------------------------
                                                                  1997           1996            1995
                                                              ------------    ------------    ------------
REVENUES
    Net system revenues                                       $ 13,768,200    $ 12,665,600    $ 12,043,300
    Net service revenues                                         3,711,300       3,003,900       2,690,500
                                                              ------------    ------------    ------------
        Total net revenues                                      17,479,500      15,669,500      14,733,800
                                                              ------------    ------------    ------------

COSTS AND EXPENSES
    Cost of system revenues                                      7,614,400       6,239,200       5,914,200
    Cost of service revenues                                     1,926,500       1,507,000       1,730,000
                                                              ------------    ------------    ------------
        Total cost of revenues                                   9,540,900       7,746,200       7,644,200
    Selling, general and administrative expenses                 6,316,600       5,620,700       5,597,400
    Research and development expense                             1,488,800       1,219,300         967,100
    Interest income                                               (123,700)       (127,200)        (78,000)
                                                              ------------    ------------    ------------
        Total costs and expenses                                17,222,600      14,459,000      14,130,700
                                                              ------------    ------------    ------------
Income before taxes                                                256,900       1,210,500         603,100
Provision for income taxes                                          79,900         370,500         190,000
                                                              ------------    ------------    ------------
Net income                                                    $    177,000    $    840,000    $    413,100
                                                              ============    ============    ============
Primary net income per share                                  $        .08    $        .39    $        .21
                                                              ============    ============    ============
Fully diluted net income per share                            $        .08    $        .39    $        .20
                                                              ============    ============    ============

Shares used in computing primary net income per share            2,126,800       2,130,900       1,999,200
                                                              ============    ============    ============
Shares used in computing fully diluted net income per share      2,173,900       2,173,500       2,107,600
                                                              ============    ============    ============


See accompanying notes.

STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                            Years Ended
                                                                           September 30,
                                                           -----------------------------------------
                                                               1997          1996          1995
                                                           -----------    -----------    -----------
Operating activities:
    Net income                                             $   177,000    $   840,000    $   413,100
    Adjustments to reconcile net income
     to net cash provided by
     operating activities:
        Depreciation and amortization                          492,300        462,100        563,400
        Provision for doubtful accounts                        167,700        165,600        157,800
        Decrease in notes receivable/other assets               20,200         20,700         14,500
        Deferred income taxes                                   27,000       (100,000)       (50,000)
        Net change in operating assets and liabilities        (591,700)      (292,000)       257,800
                                                           -----------    -----------    -----------
Cash provided by operating activities                          292,500      1,096,400      1,356,600
                                                           -----------    -----------    -----------

Investing activities:
    Purchase of property and equipment                      (1,450,600)      (427,500)      (208,200)
    Business acquisitions and other investments               (270,000)      (395,600)       (12,300)
    Sale of property and building                              906,200             --             --
    Sale of Silver Plus division                                    --             --        254,700
                                                           -----------    -----------    -----------
Cash provided by (used in) investing activities               (814,400)      (823,100)        34,200
                                                           -----------    -----------    -----------

Financing activities:
    Proceeds from exercise of stock options and warrants       100,000         49,200         10,000
                                                           -----------    -----------    -----------
Cash provided by financing activities                          100,000         49,200         10,000
                                                           -----------    -----------    -----------
Net (decrease) increase in cash and cash equivalents          (421,900)       322,500      1,400,800
Cash and cash equivalents at beginning of year               3,338,200      3,015,700      1,614,900
                                                           ===========    ===========    ===========
Cash and cash equivalents at end of year                   $ 2,916,300    $ 3,338,200    $ 3,015,700
                                                           ===========    ===========    ===========


See accompanying notes.

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1997, 1996, AND 1995


                                                                                  NOTES         RETAINED
                                           COMMON STOCK        PAID-IN CAPITAL  RECEIVED FOR    EARNINGS
                                    ------------------------- IN EXCESS OF PAR  PURCHASE OF   (ACCUMULATED
                                     SHARES         AMOUNT          VALUE       COMMON STOCK    DEFICIT)           TOTAL
                                    -----------   -----------     -----------   -----------    -----------    -----------
Balance at September 30, 1994         1,911,000   $     1,900     $ 3,785,700   $   (72,800)   $   (62,000)   $ 3,652,800
Issuance of common stock
   upon exercise of stock options        20,000            --          10,000            --             --         10,000
Notes receivable write-off                   --            --              --        11,900             --         11,900
Net income                                   --            --              --            --        413,100        413,100
                                    -----------   -----------     -----------   -----------    -----------    -----------
Balance at September 30, 1995         1,931,000         1,900       3,795,700       (60,900)       351,100      4,087,800
Issuance of common stock
   upon exercise of stock options        33,200           100          49,100            --             --         49,200
Notes receivable write-off                   --            --              --        20,000             --         20,000
Net income                                   --            --              --            --        840,000        840,000
                                    -----------   -----------     -----------   -----------    -----------    -----------
Balance at September 30, 1996         1,964,200         2,000       3,844,800       (40,900)     1,191,100      4,997,000
                                    -----------   -----------     -----------   -----------    -----------    -----------
Issuance of common stock
   upon exercise of stock options        44,500            --         100,000            --             --        100,000
                                    -----------   -----------     -----------   -----------    -----------    -----------
Notes receivable write-off                   --            --              --        10,000             --         10,000
Net income                                   --            --              --            --        177,000        177,000
                                    ===========   ===========     ===========   ===========    ===========    ===========
Balance at September 30, 1997         2,008,700   $     2,000     $ 3,944,800   $   (30,900)   $ 1,368,100    $ 5,284,000
                                    ===========   ===========     ===========   ===========    ===========    ===========


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS, AND PRESENTATION

The Company's principal business is to design, assemble, market, service, and support point of sale, order entry, inventory control, and accounting systems for small to medium size retailers. The Company earns revenues from the sale of its systems and monthly service fees charged to its customers under service agreements. Sales, service, research, and development are located in California and Nevada, while the Company's customers are located throughout the United States.

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

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:


                                          September 30,
                                        1997        1996
                                     ----------   ----------
Land                                  $      --   $  143,400
Computer equipment and furniture      1,470,400    1,071,700
Automobiles                              64,000       64,000
Demonstration and loaner equipment      296,500      257,100
                                     ----------   ----------
                                      1,830,900    1,536,200
Less accumulated depreciation         1,042,300      964,300
                                     ==========   ==========
                                     $  788,600   $  571,900
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

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 is not expected to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997

ADVERTISING

The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 1997, 1996 and 1995 were $282,200, $328,200, and $225,300, respectively.

STATEMENTS OF CASH FLOWS

Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                      Years Ended September 30,
                                ------------------------------------
                                   1997         1996        1995
                                ---------    ---------    ---------
Decrease (increase) in:
  Accounts receivable           $(497,600)   $(373,100)   $ (82,500)
  Inventories                     (84,500)      (4,700)    (123,400)
  Prepaid expenses               (160,800)     (18,800)       6,800
  Other assets                    (12,100)      (2,900)      (6,100)
Increase (decrease) in:
  Accounts payable                489,700       35,200     (175,900)
  Accrued compensation           (174,000)      46,000      240,000
  Income taxes payable           (136,200)     (65,100)     180,200
  Customer deposits               124,700      143,800      (31,200)
Accrued installation costs        (11,000)       1,000        3,000
    Other accrued liabilities    (129,900)     (53,400)     246,900
                                ---------    ---------    ---------
Net changes in operating
  assets and liabilities        $(591,700)   $(292,000)   $ 257,800
                                =========    =========    =========


STOCK OPTION PLANS

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). As permitted by SFAS 123, the Company intends to continue to account for employee stock options under previous accounting standards, and has made pro forma disclosures as required by SFAS 123.

2. INTANGIBLE ASSETS

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

License agreement, capitalized software, and goodwill are amortized on the straight-line method over estimated useful lives ranging from three to eight years. The assets are stated at cost and consist of the following:

                                     September 30,
                                ------------------------
                                   1997        1996
                                ----------   ----------
Capitalized software costs      $1,445,200   $1,175,200
License agreement                  200,000      200,000
Goodwill                           400,300      400,300
                                ----------   ----------
                                 2,045,500    1,775,500
Less accumulated amortization    1,448,200    1,275,400
                                ==========   ==========
                                $  597,300   $  500,100
                                ==========   ==========

Amortization of capitalized license agreement and software costs charged to cost of sales for the years ended September 30, 1997, 1996 and 1995, were $122,800, $145,200, and $283,000 respectively.

In August 1997, the Company acquired a Windows based point of sale software product for $180,000 cash, and additional consideration consisting of royalties to be paid based on future revenues. The cost of this software has been included as capitalized software in fiscal 1997.

3. LINE OF CREDIT

 In January 1997, the Company renewed its line of credit with a commercial bank for borrowings up to the lesser of $1,500,000 or 75% of the Company's eligible accounts receivable with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. Under the terms of the credit agreement, the Company is restricted from certain transactions and is required to maintain certain financial ratios. As of September 30, 1997, the Company was in compliance with its debt covenants. The line of credit expires in January 1998. As of September 30, 1997, the Company had no amounts outstanding under the line, and there was no interest paid during fiscal 1997, 1996 or 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997

4. TAXES BASED ON INCOME

The Company utilizes the liability method of accounting for income taxes where by deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

At September 30, 1997, the Company has net operating loss carry forwards of approximately $12,000 for federal income tax purposes which begin to expire in fiscal year 2011. The Company also has federal and state R&D credit carry forwards of approximately $56,000 and $22,000, respectively, which expire in 2012.

The provision (benefit) for taxes based on income consists of the following:

                        Years Ended September 30,
                  -----------------------------------
                     1997        1996         1995
                  ---------    ---------    ---------
Current:
  Federal         $  51,900    $ 422,500    $ 220,000
  State               1,000       48,000       20,000
                  ---------    ---------    ---------
                     52,900      470,500      240,000
Deferred:
  Federal             3,000     (132,000)     (50,000)
  State              24,000       32,000           --
                  ---------    ---------    ---------
                     27,000     (100,000)     (50,000)
                  =========    =========    =========
Total provision   $  79,900    $ 370,500    $ 190,000
                  =========    =========    =========

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:

                                   Years Ended September 30,
                             -----------------------------------
                               1997          1996         1995
                             ---------    ---------    ---------
Income tax at
    statutory rate           $  87,300    $ 411,600    $ 205,000
Increases (decreases)
  in taxes resulting from:
  Increase (decrease) in
    valuation allowance             --      (94,000)     126,000
Utilization of general
    business credits           (62,600)     (28,700)    (125,900)
State income taxes,
    net of federal benefit       8,000       52,800       13,200
  Other, net                    47,200       28,800      (28,300)
                             =========    =========    =========
                             $  79,900    $ 370,500    $ 190,000
                             =========    =========    =========

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carry forwards which give rise to deferred tax assets and liabilities are as follows:

                                           September 30,
                                -----------------------------------
                                   1997         1996        1995
                                ---------    ---------    ---------
Deferred tax assets:
  Accruals not currently
    deductible for tax          $ 166,000    $ 184,000    $ 189,000
  Book depreciation in excess
    of tax depreciation            50,000       96,000       53,000
  General business
    credit carry forwards              --       20,000       68,000
  AMT credit
    carry forward                  78,000       12,000       12,000
R&D expenditures
    capitalized for tax             8,000        9,000       11,000
  Net operating loss
    carry forwards                 12,000           --           --
                                ---------    ---------    ---------
  Total deferred tax assets       314,000      321,000      333,000
  Valuation allowance
    for deferred tax assets      (166,000)    (166,000)    (260,000)
                                ---------    ---------    ---------
                                  148,000      155,000       73,000
                                ---------    ---------    ---------
Deferred tax liabilities:
  Software costs capitalized
    for book purposes             (25,000)      (5,000)     (23,000)
                                =========    =========    =========
Net deferred tax assets         $ 123,000    $ 150,000    $  50,000
                                =========    =========    =========

Income taxes paid were $366,300, $530,900, and $24,400 during the years ended September 30, 1997, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997

5. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 1997 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

                                  Year ending
                                 September 30,
                                 ----------------
                                  1998  $ 318,700
                                  1999    318,700
                                  2000    318,700
                                  2001    318,700
                                  2002    178,700
                          Thereafter    $ 594,000
                          =======================
                                      $ 2,047,500
                          =======================

Total rent expense for the years ended September 30, 1997, 1996 and 1995 was $335,400, $278,800, and $305,300, respectively.

In June 1997, the Company completed the building of the R&D facility in Henderson, Nevada. The land and building was sold to an officer of the Company at book value and no gain or loss was recognized from this transaction. The Company entered into a lease agreement with the officer to lease the building for a term of ten years, at the current fair market value rates. The total commitment under this lease term is 1.3 million dollars. Rent expense incurred under this lease for the year ended September 30, 1997 totaled $44,000.

The Company is currently involved in litigation arising in the normal course of business. Management believes that such litigation will have no material effect on the Company's financial position or results of operations.

6.  STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

In April 1993, the shareholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 900,000 shares of the Company's common stock. The Plan has a term of ten years. There have been 808,400 options granted under the 1993 Plan as of September 30, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1997


A summary of stock option activity follows:

                                                Weighted    Weighted
                                                Average     Average
                          ISO       Non-ISO     Exercise   for Value
                        Shares       Shares     Price      of Options
                       --------    --------    ----------  ----------
Outstanding at
  September 30, 1994      5,000     354,000    $   1.91
  Granted                    --      65,000    $   2.28       $.97
  Exercised              (5,000)    (15,000)   $    .50
                       --------    --------    --------       ----
Outstanding at
  September 30, 1995         --     404,000    $   2.04
  Granted                    --     157,500    $   5.16       $1.82
  Exercised                  --     (33,200)   $   1.48
  Expired                    --     (35,000)   $   1.75
                       --------    --------    --------       -----
Outstanding at
  September 30, 1996         --     493,300    $   3.09
  Granted                    --     419,400    $   3.47       $1.13
  Exercised                  --     (36,600)   $   2.05
  Expired                    --     (65,500)   $   3.68
                       --------    --------    --------       -----
Outstanding at
  September 30, 1997         --     810,600    $   3.29
                       ========    ========    ========       =====

The following table summarizes information about stock options outstanding at September 30, 1997:

                                       Weighted Average
                                          Remaining          Weighted
                            Number       Contractual         Average
  OUTSTANDING:           Outstanding         Life         Exercise Price
                         -----------  -----------------   ---------------
Range of Exercise Prices
  $1.625 to $3.00        445,300       7.72                 $2.36
  $3.375 to $5.50        365,300       8.97                 $4.42
                         =======       ====                 =====

                                               Weighted
                               Number           Average
EXERCISABLE:                 Exercisable     Exercise Price
                             ------------   ----------------
Range of Exercise Prices
  $1.625 to $3.00             279,500          $2.10
  $3.375 to $5.50             152,100          $4.44
                              =======          =====

The weighted-average remaining contractual life of stock options outstanding at September 30, 1997 and 1996 was 8.94 years and 7.48 years, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996; risk free interest rate of 6.0%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .281, and a weighted-average life of each option of five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

                               1997      1996
                             -------    -------
Pro forma net income         $83,000    $794,000
Pro forma earnings per share    $.04       $.37

Because SFAS 123 is applicable only to options granted subsequent to September 30, 1995, its pro forma effect will not be fully reflected until 1999. The results above are not likely to be representative of the effects of applying SFAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one or two years vesting.

7. BENEFIT PLAN

The Company sponsors a 401 (k) Plan for all eligible employees. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. The Company's contribution charged to operations during fiscal 1997, 1996 and 1995 pursuant to the plan totaled $15,000, $42,000, and $34,000, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
CAM Data Systems, Inc.


We have audited the accompanying consolidated balance sheets of CAM Data Systems, Inc. as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Data Systems, Inc. at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.



                                                        ERNST & YOUNG LLP


Orange County, California
November 14, 1997


STOCK AND DIVIDEND DATA

The common stock of CAM Data Systems, Inc., is traded on the over-the-counter market under the NASDAQ symbol CADA. Quarterly market price information shown below represents the high and low bid prices. The OTC quotations shown reflect inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.



Fiscal Year Ended September 30, 1997
     Quarter Ended:        High       Low
-------------------------------------------
        December 31     $  4 7/16  $  3 3/4
        March 31           4 5/8      3 3/4
        June 30            4 1/2      3
        September 30       3 1/2      2 3/8


Fiscal Year Ended September 30, 1996
     Quarter Ended:          High        Low
-----------------------------------------------
        December 31       $  4 1/8      $ 3 1/8
        March 31             5            3 1/2
        June 30              6            4 3/8
        September 30         5 1/2        4 3/8

As of December 10, 1997, there were approximately 75 holders of record of the Company's common stock. The Company believes there are in excess of 500 beneficial owners of the Company's common stock.

The Company does not anticipate paying dividends in the foreseeable future. The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware.

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited)

                                                1997 Fiscal Quarter Ended
                                          --------------------------------------
In thousands, except per-share data.       Dec 31    Mar 31    June 30   Sept 30
                                          -------   -------    -------   -------
Net system and service revenues           $ 4,779   $ 3,597    $ 4,419   $ 4,685
Gross profit                                2,270     1,645      1,942     2,082
Income (loss) before taxes                    267       (68)        14        44
Net income (loss)                             187       (48)        10        28
Primary earnings (loss) per share             .09      (.02)        --       .01
Fully diluted earnings (loss) per share       .09      (.02)        --       .01
                                          =======   =======    =======   =======


                                                1996 Fiscal Quarter Ended
                                          --------------------------------------
                                           Dec 31    Mar 31    June 30   Sept 30
                                          -------   -------    -------   -------
Net system and service revenues           $ 3,329   $ 3,412    $ 4,714   $ 4,215
Gross profit                                1,711     1,770      2,351     2,091
Income before taxes                           265       272        473       201
Net income                                    162       166        288       224
Primary earnings per share                    .08       .08        .13       .10
Fully diluted earnings per share              .08       .08        .13       .10
                                          =======   =======    =======   =======



SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 1997

In thousands, except per-share data. 1997     1996      1995       1994     1993
                                   -------   -------   -------   -------   -------
Net system and service revenues    $17,480   $15,669   $14,734   $13,218   $11,922
Income before taxes                    257     1,210       603       300       787
Net income                             177       840       413       265       700
Primary earnings per share             .08       .39       .21       .14       .37
Fully diluted earnings per share       .08       .39       .20       .13       .36
Total assets                         7,608     7,158     6,141     5,202     4,698
Working capital                      3,849     3,886     3,340     2,352     1,857
Long-term debt                          --        --        --        --        --
                                   =======   =======   =======   =======   =======


COMPANY INFORMATION


BOARD OF DIRECTORS

Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Data Systems, Inc.

David Frosh
President
CAM Data Systems, Inc.


Walter Straub
President
Rainbow Technologies

Corley Phillips
Investor


Fred Haney
President
Venture Management Company


OFFICERS

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


SECURITIES COUNSEL

Phillips & Haddan
4675 MacArthur Court #710
Newport Beach, CA 92660


GENERAL COUNSEL

Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126


FORM 10-K

A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department.