Form 10-K, Exhibit 13
period 1998-09-30
CAM DATA SYSTEMS INC
filed 1998-12-21
CIK 819334

                                                                   EXHIBIT 13(a)


                                                               Geoffrey D. Knapp
                                                                     Founder and
                                                         Chief Executive Officer


LETTER TO STOCKHOLDERS

CONTINUED GROWTH IN 1998

In 1998 we completed our 15th year in business and our 11th year as a publicly traded company. We began 1998 with a continued commitment to invest in new products and new technologies that our customers and prospective customers were beginning to demand in growing numbers. As a result of our investment and changing product mix, we expected 1998 to be a challenging year to maintain profitability. So while our profit was nothing to write home about, I am extremely happy to report our 7th consecutive profitable year and, more importantly, the last six months of the year were very strong, making up for small losses in the first two quarters.

1998 also marked the 8th consecutive year of revenue growth. There has only been one year (1990) in the company's history that we did not achieve annual revenue gains. During the last 6 months of fiscal 1998 our sales exceeded $10 million and profit was $.19 cents per share. We accomplished this while carrying a record backlog into fiscal 1999. We also saw sequential revenue increases in each quarter of fiscal 1998 which we have not seen in past years due to seasonal factors.

We maintained a strong balance sheet during the year. Our cash position was $2.8 million, representing $1.31 per share. We have no long term debt and we had no borrowings under our credit line.

DEVELOPMENT AND MARKETING OF "RETAIL STAR"

We began delivering our latest Windows based software called "Retail Star" towards the end of the year. The reception of this product in the market place has greatly exceeded our expectations. We are in process of hiring and training personnel to deal with service, installation and training of this new product. At the same time we have the challenge of continuing with our existing products whose demand has also held steady. Thus, we continue to invest in infrastructure to support our new product. We expect sales of Retail Star to surpass new system sales of our existing products some time in 1999.

Retail Star has attracted a far greater number, and proportion, of larger customers than we have experienced in the past. One of our goals for the company has been to gradually move up market with our products while maintaining our traditional focus on the small to medium size retailer. We felt Retail Star would provide the greatest opportunity to date to accomplish this and early results would suggest this is the case. We feel we fit nicely into the midrange space of the retail market, at the lower end of the target market of competitors such as JDA, PeopleSoft, SAP, Richter, Baan and STS, but above the large number of fragmented competitors at the lower end of the market. I feel we have product and resource advantages at the low end of the market and a price and flexibility advantage as we move up market.

Having said all of this, we face all of the challenges you would expect in developing and deploying a large scale, commercial software product that utilizes new technologies. We have been careful to set realistic goals and commit resources rationally. We have been aggressive while being fiscally responsible. I think Retail Star gives us a big reason to be excited and optimistic about 1999 and beyond. It is the most exciting project I have been involved in during my 19 years in the business. As of this writing we have shipped the software to approximately 50 customers.

CAM III - SQLBASE SOFTWARE, Y2K COMPLIANT

In October, we completed the programming for converting our CAM III system to a true 32 bit environment and an SQL database. The actual database is SQLBase from Centura Software Corporation which is the same very powerful database utilized by our new Retail Star product. At the same time we added the capability to turn this text based product into a completely graphical product. We are currently testing the work we have done and getting our latest release ready to be delivered in this new environment. We expect to release the text based, 32 bit version with SQLBase in the first half of next year and a graphical version towards the end of the year. The hard technical work on this project has been accomplished and we are putting on the finishing touches. This project has huge ramifications for the company as it allows us to leverage 15 years worth of work and to give our largest group of customers a very elegant upgrade path to the Windows world and all its benefits.

The CAM III software was designed to be year 2000 compliant from the very beginning, so we have not had to make modifications to the software. Our CAM III customers only have to worry about older computers which are not Y2K compliant.

LETTER TO STOCKHOLDERS

In 1998, we received the largest single order in the company's history for more than 200 stores from a large specialty retailer. This was for our CAM III product. We expect to complete the vast majority of the contract in fiscal 1999, beginning in December. No revenue was recognized for this contract in 1998.

PROFIT$ UPGRADES

Our Profit$ software for soft goods retailers held its own in 1998. We did significant upgrade business to the customer base and added some of our most meaningful enhancements to the software in the last few years. Our 3.0 version is a true 32 bit product (text based) that is Y2K compliant. We have begun upgrading our customer base from older versions to bring them up to this standard.

ACCESS RETAIL MANAGEMENT CONSULTING SERVICE

Our Access retail consulting and planning business grew nicely during the year with our monthly billings growing by 128% over the same period last year. Our customer base grew by 86% and we increased the size our Access sales force. Access has turned out to be an excellent compliment to our software products for our customers. The consulting service is proving to be extremely valuable to our customers and as a result, our retention rate for customers on this month to month service is nearly 100%. The Access division achieved profitability in the 3rd quarter and we expect this to continue for the foreseeable future.

MAS-90

Our Accounting Services group (ICS acquisition from 1996) also achieved record revenues and was profitable for the year. This was primarily based on local business in the Las Vegas area where we have approximately 200 customers. We have not been successful selling distribution solutions on a national basis even though we receive a large number of leads each year through our marketing efforts from our other products for retailers. Going forward, we plan to share these leads with Sage (MAS-90) resellers throughout the U.S. so that they may follow-up on them locally. We have discontinued our efforts to market distribution solutions based on this, but will continue to concentrate our focus in our local area. This should not effect the results of the company in any meaningful way as the business never developed.

PLANS IN THE MARKETPLACE

Our sales force achieved new levels of productivity in 1998, which continue to substantially exceed those of our competitors. It is my plan to expand the sales force by approximately 20% in 1999, if we can find appropriate candidates in key geographic areas where we have a need.

We have tried to do a better job communicating with our shareholders, customers and employees through improving the information available on our website. Our website contains all of our financial information, customer newsletters, a letter from me regarding plans and strategies, product brochures and includes general information regarding the company, our products, and our services. I encourage you to visit the site (www.camdata.com) if you are interested in learning more about the company.

I remain frustrated by the fact that we have not been able to gain more of a following for the securities of the company. This has resulted in a low valuation for the company and limited liquidity for our shareholders. Our modest revenue growth and erratic earnings over the last few years, combined with a low number of total shares in the market place, are the reasons that I believe we are where we are. The low share price limits our ability to consider strategic acquisitions and to raise additional capital. Over time, it also minimizes the value of stock options in the minds of our employees. We MUST break out of this cycle. Marked financial results is what it will take. With exciting new products that allow us to move up market while maintaining our traditional target markets, we have a chance to achieve this in 1999 and certainly beyond.

I would like to thank our customers and employees who have continued to be supportive as we evolve as a company and take on new challenges, all of which are necessary for us to grow and prosper. To our shareholders, I assure you that we are working as hard as we can and doing everything we can think of to increase the value of the company without undue risk. We believe in the plans and strategies we have created and I am optimistic that we will see results in 1999 that prove that we are on the right track.

Best Regards,


/s/ GEOFF KNAPP
---------------------
Geoff Knapp
Chairman & CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
FISCAL 1998 COMPARED WITH FISCAL 1997

NET REVENUES for the fiscal year ended September 30, 1998, increased 7% to $18,781,400 consisting of a 4% increase in system revenues, and a 20% increase in service revenues compared to the year ended September 30, 1997. The increase in system revenues was attributed to an increase in hardware sales in 1998. The increase in service revenues was attributed to an increase in the consulting services revenue in fiscal 1998.

GROSS MARGIN on system revenues decreased to 42% for the year ended September 30, 1998, compared to 45% for the year ended September 30, 1997. Gross margin for service revenue was 47% for the year ended September 30, 1998, compared to 48% for the year ended September 30, 1997. The margin decrease in system revenues was a result of lower margins on hardware sales related to a more competitive market for computer hardware. The decrease in gross margin for service revenue is related to higher labor costs for retail consultants.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues remained constant at 36% for the year ended September 30, 1998 and 1997. Selling, general and administrative expenses for the year ended September 30, 1998, increased 7% to $6,746,700 from the year ended September 30, 1997. The increase was attributed to higher commissions expense in fiscal 1998, combined with increases in depreciation and amortization expense.

RESEARCH AND DEVELOPMENT EXPENSE decreased 21% to $1,173,500 for year ended September 30, 1998, from $1,488,800 for fiscal 1997. The decrease for fiscal 1998 was attributed to the capitalization of software costs related to the development of new software products, including the new Retail Star software product.

THE EFFECTIVE INCOME TAX RATE was 31% for the years ended September 30, 1998 and 1997.

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

GROSS MARGIN for system revenues decreased to 45% for the year ended September 30, 1997, compared to 51% for the year ended September 30, 1996. Gross margin for service revenues was 48% for the year ended September 30, 1997, compared to 50% for the year ended September 30, 1996. The margin decrease in system revenues was a result of a higher mix of hardware sales versus software sales which yield a lower gross margin than software sales. The decrease in gross margin for service revenues is related to the increase in customer service personnel.

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


THE EFFECTIVE INCOME TAX RATE was 31% for the years ended September 30, 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $2,812,400 at September 30, 1998, compared to $2,916,300 on September 30, 1997. The Company generated $518,700 from operations in fiscal 1998 compared to $292,500 in fiscal 1997. The Company expended $735,100 in fiscal 1998 compared to the expenditures of $814,400 in fiscal 1997 for the purchase of land in Nevada, fixed assets, and for an acquisition. In June 1998, the Company renewed its line of credit with a commercial bank, which expires in January 1999, for borrowings up to $1,500,000 with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. As of September 30, 1998, the Company had no amounts outstanding under the line.

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

YEAR 2000

We have developed a plan to modify our information technology to recognize the year 2000 and have begun converting our critical data processing systems. We currently expect the project to be substantially complete by early 1999 and to cost between fifteen thousand and twenty-five thousand. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. We do not expect this project to have a significant effect on operations. As of September 30, 1998, approximately $11,000 has been expended on this project. We will continue to implement systems with strategic value though some projects may be delayed due to resource constraints.

BALANCE SHEET STATEMENT

                                                                                                   September 30,
                                                                                          -------------------------------
                                                                                              1998                1997
                                                                                          -------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                            $ 2,812,400         $ 2,916,300
     Accounts receivable, net of an allowance for doubtful accounts of
          $235,000 in 1998 ($160,000 in 1997)                                               3,008,600           2,354,500
     Inventories                                                                              622,300             523,000
     Prepaid expenses                                                                          65,600             256,200
                                                                                          -------------------------------
         Total current assets                                                               6,508,900           6,050,000

Property and equipment, net                                                                   828,100             788,600
Intangible assets, net                                                                        984,300             597,300
Other assets                                                                                  180,300             172,200
                                                                                          -------------------------------
         Total assets                                                                     $ 8,501,600         $ 7,608,100
                                                                                          ===============================
LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                     $ 1,190,000         $ 1,140,100
     Accrued compensation and related expenses                                                565,000             466,000
     Income taxes payable                                                                      74,400                  --
     Customer deposits and deferred service revenue                                           524,300             420,300
     Accrued installation costs                                                               135,000             100,000
     Other accrued liabilities                                                                216,400             197,700
                                                                                          -------------------------------
         Total current liabilities                                                          2,705,100           2,324,100

Commitments & Contingencies
Stockholders' equity:
      Common stock, $.001 par value, 5,000,000 shares authorized, 2,139,000 shares
         issued and outstanding in 1998 (2,008,700 shares in 1997)                              2,100               2,000
      Paid-in capital in excess of par value                                                4,282,200           3,944,800
      Notes receivable for purchase of common stock                                           (22,900)            (30,900)
      Retained earnings                                                                     1,535,100           1,368,100
                                                                                          ===============================
         Total stockholders' equity                                                         5,796,500           5,284,000
                                                                                          -------------------------------
Total liabilities and stockholders' equity                                                $ 8,501,600         $ 7,608,100
                                                                                          ===============================


See accompanying notes.

STATEMENT OF INCOME

                                                                                Years Ended
                                                                                September 30,
                                                             ------------------------------------------------------
                                                                  1998                1997                 1996
                                                             ------------------------------------------------------
REVENUES
     Net system revenues                                     $ 14,334,400         $ 13,768,200         $ 12,665,600
     Net service revenues                                       4,447,000            3,711,300            3,003,900
                                                             ------------------------------------------------------
         Total net revenues                                    18,781,400           17,479,500           15,669,500
                                                             ------------------------------------------------------

COSTS AND EXPENSES
     Cost of system revenues                                    8,377,700            7,614,400            6,239,200
     Cost of service revenues                                   2,355,800            1,926,500            1,507,000
                                                             ------------------------------------------------------
         Total cost of revenues                                10,733,500            9,540,900            7,746,200
     Selling, general and administrative expenses               6,746,700            6,316,600            5,620,700
     Research and development expense                           1,173,500            1,488,800            1,219,300
     Interest income                                             (113,700)            (123,700)            (127,200)
                                                             ------------------------------------------------------
         Total costs and expenses                              18,540,000           17,222,600           14,459,000
                                                             ------------------------------------------------------
Income before taxes                                               241,400              256,900            1,210,500
Provision for income taxes                                         74,400               79,900              370,500
                                                             ------------------------------------------------------
Net income                                                   $    167,000         $    177,000         $    840,000
                                                             ======================================================
Basic net income per share                                   $        .08         $        .09         $        .43
                                                             ======================================================
Diluted net income per share                                 $        .08         $        .08         $        .39
                                                             ======================================================

Shares used in computing basic net income per share             2,091,600            1,989,700            1,946,800
                                                             ======================================================
Shares used in computing diluted net income per share           2,159,600            2,154,900            2,165,700
                                                             ======================================================


See accompanying notes.

STATEMENT OF CASH FLOWS

                                                                                              Years Ended
                                                                                             September 30,
                                                                        ---------------------------------------------------
                                                                            1998                1997                1996
                                                                        ---------------------------------------------------
Operating activities:
     Net income                                                         $   167,000         $   177,000         $   840,000
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                      507,800             492,300             462,100
         Provision for doubtful accounts                                     75,000             167,700             165,600
         Decrease in notes receivable/other assets                            8,000              20,200              20,700
         Deferred income taxes                                               (7,000)             27,000            (100,000)
         Net change in operating assets and liabilities                    (232,100)           (591,700)           (292,000)
                                                                        ---------------------------------------------------
Cash provided by operating activities                                       518,700             292,500           1,096,400
                                                                        ---------------------------------------------------

Investing activities:
     Purchase of property and equipment                                    (448,100)         (1,450,600)           (427,500)
     Capitalized software                                                  (287,000)                 --                  --
     Business acquisitions and other investments                                 --            (270,000)           (395,600)
     Sale of property and building                                               --             906,200                  --
                                                                        ---------------------------------------------------
Cash used in investing activities                                          (735,100)           (814,400)           (823,100)
                                                                        ---------------------------------------------------

Financing activities:
     Proceeds from exercise of stock options and warrants                   112,500             100,000              49,200
                                                                        ---------------------------------------------------
Cash provided by financing activities                                       112,500             100,000              49,200
                                                                        ---------------------------------------------------
Net (decrease) increase in cash and cash equivalents                       (103,900)           (421,900)            322,500
Cash and cash equivalents at beginning of year                            2,916,300           3,338,200           3,015,700
                                                                        ---------------------------------------------------
Cash and cash equivalents at end of year                                $ 2,812,400         $ 2,916,300         $ 3,338,200
                                                                        ===================================================


See accompanying notes.

STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996



                                                                                           Notes
                                                                       Paid-in         receivable for        Retained
                                           Common Stock              capital in         purchase of          earnings
                                     -------------------------      excess of par         common          (accumulated
                                       Shares          Amount           value              stock             deficit)       Total
                                     ----------------------------------------------------------------------------------------------
Balance at September 30, 1995        1,931,000      $    1,900        $3,795,700        $  (60,900)        $  351,100    $4,087,800
Issuance of common stock
   upon exercise of stock options       33,200             100            49,100                --                 --        49,200
Notes receivable write-off                  --              --                --            20,000                 --        20,000
Net income                                  --              --                --                --            840,000       840,000
                                     ----------------------------------------------------------------------------------------------
Balance at September 30, 1996        1,964,200           2,000         3,844,800           (40,900)         1,191,100     4,997,000
Issuance of common stock
   upon exercise of stock options       44,500              --           100,000                --                 --       100,000
Notes receivable write-off                  --              --                --            10,000                 --        10,000
Net income                                  --              --                --                --            177,000       177,000
                                     ----------------------------------------------------------------------------------------------
Balance at September 30, 1997        2,008,700           2,000         3,944,800           (30,900)         1,368,100     5,284,000
Issuance of common stock
   upon exercise of stock options      130,300             100           337,400                --                 --       337,500
Notes receivable write-off                  --              --                --             8,000                 --         8,000
Net income                                  --              --                --                --            167,000       167,000
                                     ==============================================================================================
Balance at September 30, 1998        2,139,000      $    2,100        $4,282,200        $  (22,900)        $1,535,100    $5,796,500
                                     ==============================================================================================


See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998




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


PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:


                                                  September 30,
                                              1998              1997
                                          ----------------------------
Computer equipment and furniture          $1,482,500        $1,470,400
Automobiles                                   64,000            64,000
Demonstration and loaner equipment           321,300           296,500
                                          ----------------------------
                                           1,867,800         1,830,900
Less accumulated depreciation              1,039,700         1,042,300
                                          ----------------------------
                                          $  828,100        $  788,600
                                          ============================



Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.


LONG-LIVED ASSETS

Effective January 1, 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires impairment losses to be recorded on long-lived assets used in operation when indicators of impairment are present. Management believes that no impairment of long-lived assets existed as of September 30, 1998.


USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


REVENUE RECOGNITION POLICY

In October 1997, the AICPA issued Statement of Position (SOP) 97-2, "Software Revenue Recognition," which supersedes SOP 91-1. The Company has adopted SOP 97-2 for software transactions entered into after July 1, 1998. The Company's management anticipates that the adoption of SOP 97-2 will not have a material impact on the Company's results of operation. The Company recognizes systems revenue when the hardware and software are shipped to the customer. Service revenue for phone, software, and hardware support is recognized ratably over the period of the service contract.


PER SHARE INFORMATION

Net income per share is based on the weighted average number of common and common equivalent shares outstanding.

The company has adopted FASB Statement No. 128, "Earnings per Share", which replaces the presentation of "primary" earnings per share with "basic" earnings per share and the presentation of "fully diluted" earnings per share with "diluted" earnings per share. All previously reported earnings per share amounts have been restated based on the provisions of the new standard. Basic earnings per share are based upon the weighted average number of common shares outstanding.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998



Diluted earnings per share amounts are based upon the weighted average number of common shares and common equivalent shares for each period presented. Common equivalent shares include stock options assuming conversion under the treasury stock method. The computation of basic and diluted earnings per share for the three years ended September 30, 1998, 1997, and 1996 are as follows:


                                               Years Ended September 30,
                                      ----------------------------------------------
                                          1998             1997              1996
                                      ----------------------------------------------
NUMERATOR:
Net income, numerator
   for basic & diluted net
   income per share                   $  167,000        $  177,000        $  840,000
                                      ----------------------------------------------
DENOMINATOR:
Weighted-average shares
   outstanding                         2,091,600         1,989,700         1,946,800
                                      ----------------------------------------------
Denominator for basic net
   income per share -
   weighted-average shares             2,091,600         1,989,700         1,946,800
Effect of dilutive securities:
Stock options                             68,000           165,200           218,900
                                      ----------------------------------------------
Denominator for diluted
   net income per share-
   weighted-average shares
   and assumed conversions             2,159,600         2,154,900         2,165,700
                                      ----------------------------------------------
Basic net income per share            $      .08        $      .09        $      .43
                                      ==============================================
Diluted net income per share          $      .08        $      .08        $      .39
                                      ==============================================


ADVERTISING

The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 1998, 1997, and 1996 were $321,200, $282,200, and $328,200, respectively.

RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures are expensed in the period incurred.

STATEMENTS OF CASH FLOWS

Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:


                                                Years Ended September 30,
                                     ---------------------------------------------
                                        1998              1997              1996
                                     ---------------------------------------------
Decrease (increase) in:
   Accounts receivable               $(729,100)        $(497,600)        $(373,100)
   Inventories                         (99,300)          (84,500)           (4,700)
   Prepaid expenses                    190,600          (160,800)          (18,800)
   Other assets                         24,700           (12,100)           (2,900)
Increase (decrease) in:
   Accounts payable                     49,900           489,700            35,200
   Accrued compensation                 99,000          (174,000)           46,000
   Income taxes payable                 74,400          (136,200)          (65,100)
   Customer deposits                   104,000           124,700           143,800
   Accrued installation costs           35,000           (11,000)            1,000
   Other accrued liabilities            18,700          (129,900)          (53,400)
                                     ---------------------------------------------
Net changes in operating
   assets and liabilities            $(232,100)        $(591,700)        $(292,000)
                                     =============================================


STOCK OPTION PLANS

In October 1995, the FASB issued statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company intends to continue to account for employee stock options under previous accounting standards, and has made pro forma disclosures as required by SFAS 123.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in stockholder's equity except those resulting from investments by distributions to stockholders. Statement No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. Adoption of the statement is not expected to have a material effect on the Company's financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the fiscal 1996 and 1997 financial statements to conform with the fiscal 1998 presentation.


2. INTANGIBLE ASSETS

The Company capitalizes costs incurred to develop new marketable software and enhance the Company's existing systems software. Costs incurred in creating the software are charged to expense when incurred as research and development until technological feasibility has been

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998

established through the development of a detailed program design. Once technological feasibility has been established, software production costs are capitalized and reported at the lower of amortized cost or net realizable value.

License agreement, capitalized software, and goodwill are amortized on the straight-line method over estimated useful lives ranging from three to eight years.

The assets are stated at cost and consist of the following:

                                             September 30,
                                         1998              1997
                                     ----------------------------
Capitalized software costs           $1,195,400        $1,445,200
License agreement                            --           200,000
Goodwill                                600,300           400,300
                                     ----------------------------
                                      1,795,700         2,045,500
Less accumulated amortization           811,400         1,448,200
                                     ----------------------------
                                     $  984,300        $  597,300
                                     ============================


During the fiscal year ended September 30, 1998, the Company wrote-off fully amortized capitalized software costs of $536,800 related to the Profit$ product line and $200,000 of fully amortized license agreement costs related to the CAM product line. The Company also capitalized $287,000 in software costs related to the CAM and Star products.

Amortization of capitalized software costs charged to cost of sales and expense for the years ended September 30, 1998, 1997 and 1996, were $100,000, $122,800, and $145,200 respectively.

3. LINE OF CREDIT

In January 1998, the Company renewed its line of credit with a commercial bank for borrowings up to the lesser of $1,500,000 or 75% of the Company's eligible accounts receivable with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. Under the terms of the credit agreement, the Company is restricted from certain transactions and is required to maintain certain financial ratios. As of September 30, 1998, the Company was in compliance with its debt covenants. The line of credit expires in January 1999. As of September 30, 1998, the Company had no amounts outstanding under the line, and there was no interest paid during fiscal 1998, 1997 or 1996.


4. TAXES BASED ON INCOME

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

At September 30, 1998, the Company has federal and state R & D credit carryforwards of approximately $74,000 and $22,000, respectively, which expire in various years through 2013.

The provision (benefit) for taxes based on income consists of the following:

                               Years Ended September 30,
                           --------------------------------
                              1998        1997        1996
                           --------------------------------
Current:
   Federal                 $  45,300  $  51,900   $ 422,500
   State                      23,100      1,000      48,000
                           --------------------------------
                              68,400     52,900     470,500
Deferred:
   Federal                     1,000      3,000    (132,000)
   State                       5,000     24,000      32,000
                           --------------------------------
                               6,000     27,000    (100,000)
                           ================================
Total provision               74,400  $  79,900   $ 370,500
                           ================================


A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:


                                             Years Ended September 30,
                                       ------------------------------------------
                                        1998             1997              1996
                                       ------------------------------------------
Income tax at statutory rate           82,100         $  87,300         $ 411,600
Increases (decreases)
   In taxes resulting from:
   Increase (decrease) in
     valuation allowance                   --                --           (94,000)
   Utilization of general
     business credits                 (40,900)          (62,600)          (28,700)
   State income taxes, net
     of federal benefit                18,800             8,000            52,800
   Other, net                          14,400            47,200            28,800
                                       ------------------------------------------
                                       74,400         $  79,900         $ 370,500
                                       ==========================================


Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998


financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:


                                                        September 30,
                                      ---------------------------------------------
                                           1998              1997              1996
                                      ---------------------------------------------
Deferred tax assets:
   Accruals not currently
     deductible for tax               $ 191,000         $ 166,000         $ 184,000
   Book depreciation in excess
     of tax depreciation                 33,000            50,000            96,000
   General business
     credit carryforwards                96,000            78,000            20,000
   AMT credit
     carry forward                           --                --            12,000
   R & D expenditures
     capitalized for tax                  8,000             8,000             9,000
   Net operating loss
     carryforwards                           --            12,000                --
                                      ---------------------------------------------
   Total deferred tax assets            328,000           314,000           321,000
   Valuation allowance
     for deferred tax assets           (166,000)         (166,000)         (166,000)
                                      ---------------------------------------------
                                        162,000           148,000           155,000
Deferred tax liabilities:
   Software costs capitalized
     for book purposes                  (45,000)          (25,000)           (5,000)
                                      ---------------------------------------------
Net deferred tax assets               $ 117,000         $ 123,000         $ 150,000
                                      =============================================


Income taxes paid were $2,700, $366,300, and $530,900 during the years ended September 30, 1998, 1997 and 1996, respectively.


5. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 1998 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

               Year ending
              September 30,
     -------------------------------
     1999                  $ 318,700
     2000                    318,700
     2001                    318,700
     2002                    178,700
     2003                    132,000
      Thereafter             462,000
     -------------------------------
                          $1,728,800
     ===============================


Total rent expense for the years ended September 30, 1998, 1997 and 1996 was $389,000, $335,400, and $278,800, respectively.

In June 1997, the Company entered into a lease agreement with an officer of the Company to lease a building for a term of ten years, at the current fair market value rates. The total commitment under this lease term is $1.3 million. Rent expense incurred under this lease for the years ended September 30, 1998 and 1997 totaled $132,000 and $44,000, respectively.

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

In April 1993, the shareholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200,000 shares of the Company's common stock. The Plan has a term of ten years. There have been 835,100 options granted under the 1993 Plan as of September 30, 1998.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1998


A summary of stock option activity follows:

                                       Weighted    Weighted
                                        Average     Average
                            Non-ISO     Exercise   for Value
                            Shares       Price    of Options
                            --------------------------------
Outstanding at
   September 30, 1995       404,000      $2.04
   Granted                  157,500      $5.16        $1.82
   Exercised                (33,200)     $1.48
   Expired                  (35,000)     $1.75
                            --------------------------------
Outstanding at
   September 30, 1996       493,300      $3.09
   Granted                  419,400      $3.47        $1.13
   Exercised                (36,600)     $2.05
   Expired                  (65,500)     $3.68
                            --------------------------------
Outstanding at
   September 30, 1997       810,600      $3.29
   Granted                  106,500      $2.70        $1.00
   Exercised                (50,000)     $2.25
   Expired                  (52,000)     $4.79
                            --------------------------------
Outstanding at
   September 30, 1998       815,100      $2.89
                            =================================


The following table summarizes information about stock options outstanding at September 30, 1998:

                                        Weighted Average
                                           Remaining          Weighted
                              Number      Contractual         Average
OUTSTANDING:                Outstanding      Life          Exercise Price
                            ---------------------------------------------
Range of Exercise Prices
   $1.75 to $3.00             580,300         7.43             $2.46
   $3.375 to $5.50            234,800         8.04             $3.96
                            ==============================================


                                                  Weighted
                                 Number            Average
EXERCISABLE:                   Exercisable     Exercise Price
                               ------------------------------
Range of Exercise Prices
   $1.75 to $3.00                377,600              $2.33
   $3.375 to $5.50               135,600              $3.93
                               ===============================


The weighted-average remaining contractual life of stock options outstanding at September 30, 1998 and 1997 was 7.61 years and 8.94 years, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998 and 1997; risk free interest rate of 6.0%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .281, and a weighted-average life of each option of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                       1998          1997
                                     ---------------------
Pro forma net income                 $40,000       $83,000
Pro forma earnings per share         $   .02       $   .04

Because SFAS 123 is applicable only to options granted subsequent to September 30, 1995, its pro forma effect will not be fully reflected until 1999. The results above are not likely to be representative of the effects of applying SFAS 123 on reported net income or loss for future years as these amounts reflect the expense for only one or two years vesting.


7. BENEFIT PLAN

The Company sponsors a 401 (k) Plan for all eligible employees. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. The Company's contribution charged to operations during fiscal 1998, 1997 and 1996 pursuant to the plan totaled $15,000, $15,000, and $42,000, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
CAM Data Systems, Inc.


We have audited the accompanying balance sheets of CAM Data Systems, Inc. as of September 30, 1998 and 1997, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Data Systems, Inc. at September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP
-----------------------------------
Orange County, California
November 6, 1998



STOCK AND DIVIDEND DATA

The common stock of CAM Data Systems, Inc., is traded on the over-the-counter market under the NASDAQ symbol CADA. Quarterly market price information shown below represents the high and low bid prices. The OTC quotations shown reflect inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.


Fiscal Year Ended September 30, 1998

      Quarter Ended:             High        Low
--------------------------------------------------
         December 31          $ 3 1/16     $ 2 3/8
         March 31                    3      2 3/16
         June 30                     3       2 3/8
         September 30            3 3/4       2 3/8


Fiscal Year Ended September 30, 1997

      Quarter Ended:             High        Low
--------------------------------------------------
         December 31           $ 4 7/16    $ 3 3/4
         March 31                 4 5/8      3 3/4
         June 30                  4 1/2          3
         September 30             3 1/2      2 3/8


As of December 10, 1998, there were approximately 75 holders of record of the Company's common stock. The Company believes there are in excess of 500 beneficial owners of the Company's common stock.

The Company does not anticipate paying dividends in the foreseeable future. The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware.

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited)

                                                         1998 Fiscal Quarter Ended
                                         ------------------------------------------------------
In thousands, except per-share data.      Dec 31          Mar 31          June 30       Sept 30
                                         ------------------------------------------------------
Net system and service revenues          $ 4,208         $ 4,403         $ 4,928        $ 5,242
Gross profit                               1,753           1,869           2,155          2,271
Income (loss) before taxes                  (112)           (118)            250            221
Net income (loss)                           (112)           (118)            250            147
Basic earnings (loss) per share             (.05)           (.06)            .12            .07
Diluted earnings (loss) per share           (.05)           (.06)            .12            .07
                                         ======================================================


                                                        1997 Fiscal Quarter Ended
                                       ------------------------------------------------------
                                       Dec 31          Mar 31          June 30        Sept 30
                                       ------------------------------------------------------
Net system and service revenues        $ 4,779        $ 3,597         $ 4,419        $ 4,685
Gross profit                             2,270          1,645           1,942          2,082
Income before taxes                        267            (68)             14             44
Net income                                 187            (48)             10             28
Basic earnings per share                   .09           (.02)             --            .01
Diluted earnings per share                 .09           (.02)             --            .01
                                       ======================================================


SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 1998


In thousands, except per-share data.     1998           1997          1996           1995            1994
                                       --------------------------------------------------------------------
Net system and service revenues        $18,781        $17,480        $15,669        $14,734        $13,218
Income before taxes                        241            257          1,210            603            300
Net income                                 167            177            840            413            265
Basic earnings per share                   .08            .09            .43            .21            .14
Diluted earnings per share                 .08            .08            .39            .20            .13
Total assets                             8,502          7,608          7,158          6,141          5,202
Working capital                          3,804          3,726          3,886          3,340          2,352
Long-term debt                              --             --             --             --             --
                                       ====================================================================

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


SECURITIES COUNSEL
Haddan & Zepfel LLP
4675 MacArthur Court #710
Newport Beach, CA 92660


GENERAL COUNSEL
Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126


FORM 10-K
A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department.



16