Form 10-K, Exhibit 13
period 1999-09-30
CAM DATA SYSTEMS INC
filed 1999-12-10
CIK 819334

                                                                   EXHIBIT 13(A)


                                                                       [PICTURE]

LETTER TO SHAREHOLDERS                                         Geoffrey D. Knapp
                                                                     Founder and
                                                         Chief Executive Officer
--------------------------------------------------------------------------------

Dear Shareholders,

A letter to shareholders in the annual report is often viewed as a "look back" at the year and explanation of results with a few forward looking observations. This past year was built on an entire new strategic plan for the company and on forward looking plans, most of which have come to fruition, while not actually impacting this past years results directly. Thus, while our financial results were by far our best ever, the most significant things we accomplished may not show up to the top and bottom line for a few more quarters. I think it is important to understand our plans, our vision of the Internet as it relates to the small retailer, and where we are going, probably more than it is our past results. We have a chance to be the dominant player in providing e-commerce solutions for small retailers, yet our excellent results have been derived from our traditional markets, which we shall not lose focus on. In fact, it is 17 years of focusing on those traditional markets that give us the inside track on our most meaningful opportunities today.

THE HIGH POINTS - LOOKING BACK

By almost all measures we had a great year. Sales were up 48% to $27.7 million from $18.7 million. Fully diluted earnings rose to $.59 from $.08 per share, and we improved our cash position to $5 million vs. $2.8 million. By far we had our best profit margins ever, and our stock price was up 500% from $3 to $18 (as of December 1, 1999). Also worthy of note is that our average days outstanding for accounts receivable dropped to 45 days which is terrific in our market segment and is a reflection of a well run company and a solid customer base. Finally, the kind of year we can write home about, or at least look forward to writing the annual shareholder letter! We exceeded our own expectations and those of the market. It wasn't luck. We started the year with a promising outlook based on the positioning of our new products in the market place and solid new plans and strategies for creating a more exciting growth company than we have ever known. We set out to take advantage of new and emerging opportunities in the market place and we did so with an eye on repositioning our company and increasing our profit potential as we grew.

OUR MISSION

Our mission: "To be the market leader in providing business automation software, system & service solutions for small to medium size, traditional and web based retailers." With the emergence of Internet retailing and the need for our smaller retail customers to participate we began focusing on what is a huge hole in the market for robust Internet retailing solutions that are simple, complete and affordable. We began focusing early on an end-to-end solution that included, not only web retailing but the entire back office inventory management, point of sale and sales order processing functions (i.STAR). In addition we focused on a solution that would give the retailer the ability to manage their web storefront entirely from their back office system without the need for expensive web masters or consultants. As we looked at combining the functions of traditional retailing and web retailing into one seamless system, we also came up with a strategy and product (Retail ICE) to expand our customer base more rapidly and seed the market for our coming Internet storefront solutions and existing retailing software solutions.

INTERNET RETAILING FOR OUR CUSTOMERS - THE VISION

We have a message for small retailers that we plan to deliver in educational seminars on the Internet and E-commerce throughout the U.S., beginning in January. This message is that you (the small retailer) won't likely get rich off Internet retailing soon. However, you must defend your customer base against on-line retailers and along the way, you can expand your business and eventually begin to profit from the net. We feel that the small retailers have one big advantage, and only one, over any large pure Internet retailer in their local market and is simply that they are "local". We believe that the small retailers must view developing an on-line shopping presence as initially a "defensive" strategy to retain and expand their local customer base. They must view it as part of their customer service and marketing budget. They must view it as an image builder, and if nothing else, they must view it as something they must do to survive long term in the new world of Internet retailing. To do this, they need to offer a robust on-line shopping experience to their customers that leverages their local presence. This includes: Allowing customers to place on-line orders that can be ready for pick up within hours at any retail location; Offering same day delivery of orders placed on-line; Access to the entire store's inventory for availability and pricing as well as showing regular specials; Gift registry that can be shared between the brick and mortar locations and on-line users; and maybe the biggest is the ability to allow on-line customers to return an item purchased via the web site

LETTER TO SHAREHOLDERS CONT.

against the original receipt at any brick and mortar location. The capability for the small retailer to accomplish these things did not previously exist due to the exorbitant costs and level of complexity for the small retailer. We believe we have filled this giant gap in the market for our customers with our new i.STAR product which we will be delivering in fiscal year 2000.

When we look at the winners and losers in retailing it turns out the traditional retailer seems to have the edge in on-line retailing. The pure web retailing companies can't seem to figure out how to make a profit and establish their brand, while traditional retailers already know retailing and already have a brand. What these larger brick and mortar retailers have lacked is web savvy, but they are starting to catch on. After all, the Internet is just a new channel for doing business not a new market. While the small retailers do not have a national brand, they do have a brand image with their local market and customer base. What they need now are the tools to successfully launch robust e-commerce sites that work with their back office business systems in one seamless solution that is affordable and manageable. That is where we come in. As a side note, it is interesting to see that Amazon.com continues to rack up huge losses on more than $1 billion in sales while Barnes and Noble not only continues to be profitable but has seen those profits grow over the past two years. Many believed that Amazon.com would flatten Barnes & Noble which has not happened because Barnes and Noble responded with their own respectable on-line service while continuing to meet the needs of their customers with their physical locations as well as their on-line service. They started out knowing how to make money in the book business, which has proven to be a big advantage. We think this same advantage exists for small retailers in their local markets. And if along the way they should begin to expand their business outside their local area through on-line commerce, then that is the icing. The key for the small retailer is that the cost to play must be reasonable and the technology solution simple.

LOOKING AT OUR BUSINESS DIFFERENTLY

As we looked ahead to the opportunities that our new products and market initiatives would create we started to view our business differently. While we continued to provide "one source" retailing solutions to traditional retailers, we saw all sorts of new opportunities created by our coming e-commerce software, software seeding strategy and related potential partnerships with major players in the industry. We didn't view ourselves as a pure e-commerce ("dot com") company and we no longer viewed ourselves as we had in the past. We felt that the term "Commerce Solutions" fit what we were becoming as it applied equally to traditional and web retailers as well as encompassing all the new services, partnerships and corresponding revenue opportunities. This simple, but important distinction in the way we viewed ourselves has helped us reinvent our company. We liked it enough that we decided to change our name to CAM Commerce Solutions, pending shareholder approval.

FACTORS BEHIND THE GROWTH

Ironically, while energizing the company and creating very significant new opportunities for us, all of this new strategic direction had little direct impact on sales and earnings for the year ended September 30, 1999. The biggest factors driving our financial success were new Windows software products that we started developing more than two years ago, and steady upgrades from our customer base, some of which were Y2K driven. We also had a single large sale of approximately $1.7 Million, most of which we delivered in fiscal 1999. The demand for our new Retail STAR software grew significantly over the course of the year as well.

INCREASED PROFIT MARGINS

In the 4th quarter we achieved a pre-tax profit margin of over 13%, which met one of our significant goals of raising the level of profitability for the company. What we proved in the 4th quarter was that as the top line increases, we can achieve solid profit margins. While due to seasonal factors surrounding the holiday season in the December and March quarters, we do not expect to repeat the success of the 4th quarter in these two upcoming quarters, we think the sky is the limit once i.STAR becomes a product we can successfully deliver and deploy at a rapid rate and the alliances discussed below begin to take shape.

UPGRADED PRODUCT LINE

During the year we upgraded our entire line of software products to Windows products. Our Retail STAR product gained maturity over the course of the year and in May 1999 we launched our free single user, single store Windows software for the smallest retailers called Retail ICE (Inventory Control Expert) in an effort to seed the market for Retail STAR and i.STAR. As of this writing we have delivered more than 1,200 copies of the software so far and as discussed below, have big plans for dramati-

LETTER TO SHAREHOLDERS CONT.

cally speeding up the deployment of this product and gaining market share more rapidly. By nearly all accounts the product has been a big success so far with excellent feedback from initial users and very favorable reviews in the press. The only negative factor has been that it has proven more costly than we hoped to get the word out about Retail ICE to the hard to reach small retailer. The product has opened up important new doors for us in the form of strategic alliances and referral opportunities. We have a great new release of Retail ICE and Retail STAR in test right now that we plan to deliver in fiscal 2000. The enhancements and new software options in the latest release of both products should significantly expand the size of our target markets, including pure web and other non-traditional retailers.

PRODUCT DEVELOPMENT ALLIANCES

When we looked 18 months ago at the daunting task of creating the new products we needed to become the dominant player in Internet retailing for the small retailer, we knew we couldn't do it on our own and still meet our time to market requirements. It was at this time that we began looking at strategic alliance opportunities and how to leverage the development capabilities and resources of other companies. The key alliance we formed was with Centura Software of Redwood Shores, CA. As we became aware of coming new products from Centura for developing web applications (net.db) from their SQL Database and secure new database versions of SQLBase (SQLBase SafeGarde), we realized that with a few changes Centura had the tools we needed to build the web side of the Internet storefront software we envisioned. We also knew that nobody knew their tools and database better than they did, so we entered into a development agreement with Centura to develop our new i.STAR software for us according to our specifications, while we remained responsible for all of the development to support i.STAR within Retail STAR (back office). As part of the alliance Centura has made key changes to their technology for the purpose of building i.STAR. By incorporating this new technology in our product at a very early stage we feel that if nothing else, we have a big time to market advantage over our competition. This will not be an easy product to duplicate. An important aspect of the development alliance is that we retain ownership of the i.STAR product. So far our alliance with Centura looks like one of our best decisions.

We also knew we needed sophisticated Windows accounting software and sales order processing software for Retail STAR that would operate from the same database and be seamlessly integrated with our product. Early in 1999, we formed an alliance with a company called Cubig Software that had invested 3 years in developing fantastic new accounting and sales order processing software that they did not have the resources to market. Cubig ported their product to the Retail STAR database and we integrated it with our product. We are continuing with this development alliance to add additional software applications and enhancements to our software based on the Cubig product line.

The result of the Centura and Cubig development alliances is that CAM will be the first company to provide a "Total" and complete traditional and web retailing system with fully integrated accounting that does not rely on third parties. We have taken "one source", "one stop" shopping for the automation needs of the traditional and web retailer to a new level. It is important to point out that since "simple and affordable" are key ingredients to technology solutions for the small retailer, we feel the "one source" approach makes the most sense for our market.

CO-BRANDING & CO-MARKETING ALLIANCES

I alluded at the beginning of this letter to new opportunities created by significant new alliances. One such opportunity that we announced in November of 1999 is our alliance with Concentric Networks, a premier Internet player, to provide co-location hosting for our i.STAR sites in a shared revenue model. Concentric will also participate in co-marketing of the i.STAR product by sharing in sponsoring educational seminars on e-commerce and the Internet for small retailers all over the country with CAM. Concentric will be helping to market the product in other ways as well. With over a $1 billion market capitalization and a thoroughly professional organization, the endorsement from Concentric through their alliance with us is very meaningful in many ways. You can view the 11/29/99 press release on this on our web site.

We are close to putting the finishing touches on other key strategic alliances with major industry players to greatly enhance our time to market and resources available in marketing and promoting our exciting new products. The response we have received to our new products and strategies has been incredibly positive from nearly all of the potential partners we have approached. You should be hearing more about some of these soon.

LETTER TO SHAREHOLDERS CONT.

SALES FORCE GROWTH

I have often talked about the outstanding CAM sales force. They had an unbelievable year, shattering all previous records for productivity. While I have personally overseen the sales effort for the company since the beginning, I can no longer manage this effort directly and as a result we very recently hired a Vice President of Sales named Barry Newman. This is a position we have wanted to fill for the last couple of years but could not find the right person. Barry's goal is to grow sales and the sales force next year, while maintaining and enhancing our high level of excellence. Barry is uniquely suited for this position based on his exceptional career at ScanSource in building their Western U.S. sales effort from nothing to $80 million over the past 5 years. ScanSource is the dominant player in providing point of sale hardware to the reseller channel and directly to larger accounts. As a result, Barry has significant first-hand experience with our market and all of the players. Bringing in high level talent like Barry Newman is in my opinion, another sign of our growth as a company and the base, which we need to build to go to the next level.

SHAREHOLDER VALUE & LIQUIDITY

One of our big goals when we started the year was improving the value of the company and shareholder liquidity. The primary vehicle was by reinventing the company through the strategic plans already discussed. At the same time we knew we needed to communicate our plans and strategies better with our shareholders and the market. We hired an investor relations firm last February that we are very happy with and have regularly used a public relations firm for the first time. We (management) dedicated more time to getting out on the road and telling our story to Wall Street. We beefed up our web site with more information and a completely revamped look and feel and I began putting a "CEO Letter" on our web site that I have been changing about every 8 weeks. I have also tried to make myself completely accessible to any shareholder with a question. The cumulative results have been very gratifying. The stock price is way up, more accurately (in my opinion) reflecting our results and opportunities than in the past. Trading volume has also increased, meeting the goal of providing much greater shareholder liquidity. We plan to continue these efforts indefinitely as we now realize this is an on-going process that needs to be maintained and enhanced over time.

NASDAQ LISTING

One goal we have not met is attracting analysts to our stock. While we have received great interest from analysts from some very respectable firms, the major stumbling block always seems to be the small market capitalization of the company, small market float and to a lesser degree, not being listed as a "National Market System" company on NASDAQ. The analysts may want to recommend us, but due to one or more of these factors, are prohibited by their firm's rules from doing so. In response we have recently applied to NASDAQ for a National Market System listing and believe we now meet all of the financial and other requirements based on 1999 audited results. Thus, we expect to gain this listing status soon.

Y2K EFFECT?

When we look forward to 2000 and the after effects of Y2K we have some uncertainty as to what we will see in the short term. We are cautiously optimistic that there will be more new system sales after Y2K than before as a result of many vendors whose systems will not make it into the year Y2K compliant, and due to many retailers who patched older systems just to get through the holidays with plans for getting a new system this next year. At the same time we know that we derived at least $4 million in lower margin hardware upgrade sales and services from our Profit$ customer base that will not be repeated in 2000. It is our goal to replace this business with new sales that carry higher profit margins in 2000. We are also introducing our CAM-32 Windows upgrade for our CAM III product in the fiscal year 2000, which is our largest installed customer base. This should provide additional upgrade business in the latter half of next year and beyond. This same opportunity exists with our Retail STAR product as an upgrade path for our Profit$ system customer base. We also know that 98% of all small retailers will open their doors on January 2(nd) with a DOS system, UNIX system, or no system at all. And our competitors will not offer fully integrated Internet retailing as we will be offering with i.STAR and Retail STAR in fiscal 2000. This, we believe, presents us with a big replacement market for systems on a go forward basis. We think we are positioned better than any other supplier in the market with our products, strategies and partnerships to take advantage of this.

LETTER TO SHAREHOLDERS CONT.

IN CLOSING

Along with this past year's success we know that after delivering great results the market does not "high five" you for long, and that expectations grow with success. We are working hard to deliver on these expectations. It should be noted that while we have big opportunities, we are still a small company and subject to quarterly fluctuations in revenues and earnings. We also have decisions to make about when and how much to invest in our opportunities, knowing that short-term earnings can be affected. As always we will continue to take a rational approach to managing these opportunities although we feel somewhat emboldened to be more aggressive with some of our plans based on our unique position in the market at this point in time and the resulting advantages we feel we enjoy.

The year 2000 is one in which we hope to put our stake in the ground as a serious entrant to be the dominant player in providing Internet retailing solutions for small retailers. It is also a year in which we hope to leverage existing and new partnerships with meaningful players in the industry that will drive new revenue and profit opportunities. All of these things should have the effect of strengthening opportunities in our traditional markets as well. As always our primary long term goal is to enhance shareholder and stakeholder value. Stay tuned as the best is hopefully still to come.

Best Regards,

Geoff Knapp
Chairman & CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

RESULTS OF OPERATIONS
FISCAL 1999 COMPARED WITH FISCAL 1998

Net revenues for the fiscal year ended September 30, 1999 increased 48% to $27,747 consisting of a 61% increase in system revenues, and a 5% increase in service revenues compared to the year ended September 30, 1998. The increase in system revenues was attributed to an increase in sales to existing customers. Service revenues increased due to an increase in consulting services.

Gross margin. Gross margin on system revenues increased to 44% for the year ended September 30, 1999 compared to 42% for the year ended September 30, 1998. Gross margin for service revenue was 47% for the years ended September 30, 1999, and 1998. The margin increase in system revenues was a result of better margin on hardware sales, due to less sales discounting, and billings to customers for installation travel expenses. These travel expenses were absorbed by the Company in fiscal 1998.

Selling, general and administrative expenses expressed as a percentage of net revenues decreased to 33% for the year ended September 30, 1999, as compared to 36% for the year ended September 30, 1998. Selling, general and administrative expenses for the year ended September 30, 1999, increased 35% to $9,086 from $6,747 in the year ended September 30, 1998. The increase was attributed to higher commissions expense, payroll expense, and bad debt expense in fiscal 1999.

Research and development expense decreased 8% to $1,075 for year ended September 30, 1999, from $1,173 for fiscal 1998. The decrease for fiscal 1999 was attributed to the capitalization of $532 in software costs related to the development of new software products, including the Star, I.Star, and Retail ICE software products.

Income Taxes, the effective tax rate was 35% for the year ended September 30, 1999, as compared to 31% in 1998.

RESULTS OF OPERATIONS
FISCAL 1998 COMPARED WITH FISCAL 1997

Net revenues for the fiscal year ended September 30, 1998, increased 7% to $18,781 consisting of a 4% increase in system revenues, and a 20% increase in service revenues compared to the year ended September 30, 1997. The increase in system revenues was attributed to an increase in hardware sales in 1998. The increase in service revenues was attributed to an increase in the consulting services revenue in fiscal 1998.

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

Selling, general and administrative expenses expressed as a percentage of net revenues remained constant at 36% for the year ended September 30, 1998 and 1997. Selling, general and administrative expenses for the year ended September 30, 1998, increased 7% to $6,747 from the year ended September 30, 1997. The increase was attributed to higher commissions expense in fiscal 1998, combined with increases in depreciation and amortization expense.

Research and development expense decreased 21% to $1,173 for year ended September 30, 1998, from $1,489 for fiscal 1997. The decrease for fiscal 1998 was attributed to the capitalization of software costs related to the development of new software products, including the new Retail Star software product.

The effective income tax rate was 31% for the years ended September 30, 1998 and 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $5,049 at September 30, 1999, compared to $2,812 on September 30, 1998. The Company generated $3,236 from operations in fiscal 1999 compared to $519 in fiscal 1998. The Company expended $1,302 in fiscal 1999 compared to the expenditures of $735 in fiscal 1998 for the purchase of fixed assets and capitalized software. In January 1999, the Company renewed its line of credit with a commercial bank, which expires in January 2000, for borrowings up to $2,000 with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. As of September 30, 1999, the Company had no amounts outstanding under the line.

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

YEAR 2000

We have developed a plan to modify our information technology to recognize the year 2000. We have completed the conversion of our critical data processing systems. The cost of this conversion was approximately thirty thousand dollars. This figure excludes the costs to upgrade and replace systems in the normal course of business.

The Company has relationships with various third parties on whom it relies to provide goods and services. These include suppliers and vendors. As part of its determination of Year 2000 readiness, the Company has identified material relationships with third party vendors, and is in the process of assessing the status of their compliance through the use of inquiries and review of hardware and software documentation. Due to the broad diversification of these vendors, the risk associated with potential business interruption as a result of year 2000 non-compliance by one or more vendors is not considered significant.

It is anticipated that the steps the Company has taken and is continuing to take to deal with the year 2000 issue will reduce the risk of significant business interruptions, but there is no assurance that this outcome will be achieved. Failure to detect and correct all internal instances of non-compliance or the inability of third parties to achieve timely compliance could result in the interruption of normal business operations, which could, depending on its duration, have an adverse effect on the Company.

BALANCE SHEET STATEMENT (IN THOUSANDS)

                                                                                 September 30,
                                                                             ---------------------
                                                                               1999          1998
                                                                             ---------------------
ASSETS

Current assets:

    Cash and cash equivalents                                                $  5,049     $  2,812
    Accounts receivable, net of an allowance for doubtful accounts of
        $380 in 1999 ($235 in 1998)                                             3,439        3,009
    Inventories                                                                   763          622
    Prepaid expenses                                                               73           66
                                                                             ---------------------
       Total current assets                                                     9,324        6,509
Property and equipment, net                                                     1,060          828
Intangible assets, net                                                          1,297          984
Other assets                                                                      218          181
                                                                             ---------------------
Total assets                                                                 $ 11,899     $  8,502
                                                                             =====================
LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:

    Accounts payable                                                         $  1,644     $  1,190
    Accrued compensation and related expenses                                   1,110          565
    Income taxes payable                                                          219           74
    Customer deposits and deferred service revenue                                899          524
    Other accrued liabilities                                                     439          352
                                                                             ---------------------
       Total current liabilities                                                4,311        2,705
Commitments & Contigencies (note 5)
Stockholders' equity:

    Common stock, $.001 par value, 5,000 shares authorized, 2,213 shares
      issued and outstanding in 1999 (2,139 shares in 1998)                         2            2
    Paid-in capital in excess of par value                                      4,586        4,283
    Notes receivable for purchase of common stock                                 (15)         (23)
    Retained earnings                                                           3,015        1,535
                                                                             ---------------------
       Total stockholders' equity                                               7,588        5,797
                                                                             ---------------------
Total liabilities and stockholders' equity                                   $ 11,899     $  8,502
                                                                             =====================

See accompanying notes.

STATEMENT OF INCOME (IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------


                                                                   Years Ended
                                                                   September 30,
                                                         ----------------------------------
                                                           1999         1998         1997
                                                         ----------------------------------
REVENUES

    Net system revenues                                  $ 23,078     $ 14,334     $ 13,768
    Net service revenues                                    4,669        4,447        3,712
                                                         ----------------------------------
       Total net revenues                                  27,747       18,781       17,480
                                                         ----------------------------------
COSTS AND EXPENSES

    Cost of system revenues                                12,967        8,378        7,614
    Cost of service revenues                                2,455        2,356        1,927
                                                         ----------------------------------
       Total cost of revenues                              15,422       10,734        9,541
    Selling, general and administrative expenses            9,086        6,747        6,317
    Research and development expense                        1,075        1,173        1,489
    Interest income                                          (126)        (114)        (124)
                                                         ----------------------------------
       Total costs and expenses                            25,457       18,540       17,223
                                                         ----------------------------------
Income before taxes                                         2,290          241          257
Provision for income taxes                                    810           74           80
                                                         ----------------------------------
Net income                                               $  1,480     $    167     $    177
                                                         ==================================
Basic net income per share                               $    .69     $    .08     $    .09
                                                         ==================================
Diluted net income per share                             $    .59     $    .08     $    .08
                                                         ==================================
Shares used in computing basic net income per share         2,157        2,092        1,990
                                                         ==================================
Shares used in computing diluted net income per share       2,519        2,160        2,155
                                                         ==================================

See accompanying notes.

STATEMENT OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                            Years Ended
                                                                            September 30,
                                                                   -------------------------------
                                                                    1999        1998        1997
                                                                   -------------------------------
Operating activities:

    Net income                                                     $ 1,480     $   167     $   177
    Adjustments to reconcile net income to net cash provided by operating activities:

       Depreciation and amortization                                   735         508         492
       Provision for doubtful accounts                                 145          75         168
       Decrease in notes receivable/other assets                         8           8          20
       Net change in operating assets and liabilities                  868        (239)       (565)
                                                                   -------------------------------
Cash provided by operating activities                                3,236         519         292
                                                                   -------------------------------
Investing activities:

    Purchase of property and equipment                                (770)       (448)     (1,450)
    Capitalized software                                              (532)       (287)         --
    Business acquisitions and other investments                         --          --        (270)
    Sale of property and building                                       --          --         906
                                                                   -------------------------------
Cash used in investing activities                                   (1,302)       (735)       (814)
                                                                   -------------------------------
Financing activities:
    Proceeds from exercise of stock options                            303         112         100
                                                                   -------------------------------
Cash provided by financing activities                                  303         112         100
                                                                   -------------------------------
Net increase (decrease) in cash and cash equivalents                 2,237        (104)       (422)
Cash and cash equivalents at beginning of year                       2,812       2,916       3,338
                                                                   -------------------------------
Cash and cash equivalents at end of year                           $ 5,049     $ 2,812     $ 2,916
                                                                   ===============================

See accompanying notes.

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                              Paid-in      Notes
                                         Common Stock       capital in  receivable for
                                      ------------------     excess of   purchase of    Retained
                                       Shares     Amount     par value   common stock   earnings      Total
                                       ---------------------------------------------------------------------
Balance at September 30, 1996          1,964      $    2      $3,845      $  (41)         $1,191      $4,997
Issuance of common stock
  upon exercise of stock options          45          --         100          --              --         100
Notes receivable write-off                --          --          --          10              --          10
Net income                                --          --          --          --             177         177
                                       ---------------------------------------------------------------------
Balance at September 30, 1997          2,009           2       3,945         (31)          1,368       5,284
Issuance of common stock
  upon exercise of stock options         130          --         338          --              --         338
Notes receivable write-off                --          --          --           8              --           8
Net income                                --          --          --          --             167         167
                                       ---------------------------------------------------------------------
Balance at September 30, 1998          2,139           2       4,283         (23)          1,535       5,797
Issuance of common stock
  upon exercise of stock options          74          --         303          --              --         303
Notes receivable write-off                --          --          --           8              --           8
Net income                                --          --          --          --           1,480       1,480
                                       ---------------------------------------------------------------------
Balance at September 30, 1999          2,213      $    2      $4,586      $  (15)         $3,015      $7,588
                                       =====================================================================

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1999 (IN THOUSANDS)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS, AND PRESENTATION

CAM Data Systems, Inc. provides total commerce solutions for small to medium size, traditional as well as web retailers that are based on the Company's open architecture software products for managing inventory, point of sale, sales transaction processing and accounting. In addition to software, these solutions often include hardware, installation, training, service and consulting provided by the Company. Sales, service, research, and development are located in California and Nevada, while the Company's customers are located throughout the United States.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. The Company believes all of the financial instrument's recorded values approximate current values.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:

                                            September 30,
                                          1999          1998
                                         --------------------
Computer equipment and furniture         $1,834        $1,483
Automobiles                                  64            64
Demonstration and loaner equipment          394           321
                                         --------------------
                                          2,292         1,868

Less accumulated depreciation             1,232         1,040
                                         --------------------
                                         $1,060       $   828
                                         ====================

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.

LONG-LIVED ASSETS

Effective January 1, 1996, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Management believes that no impairment of long-lived assets existed as of September 30, 1999.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION POLICY

In October 1997, the AICPA issued Statement of Position (SOP) 97-2, "Software Revenue Recognition," which supersedes SOP 91-1. The Company has adopted SOP 97-2 for software transactions entered into after July 1, 1998. The adoption of SOP 97-2 did not have a material impact on the Company's results of operation. The Company recognizes systems revenue when the hardware and software are shipped to the customer. Service revenue for phone, software, and hardware support is recognized ratably over the period of the service contract.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 1999 (IN THOUSANDS, EXCEPT PER SHARE DATA)

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

Diluted earnings per share amounts are based upon the weighted average number of common shares and common equivalent shares for each period presented. Common equivalent shares include stock options assuming conversion under the treasury stock method. The computation of basic and diluted earnings per share for the three years ended September 30, 1999, 1998, and 1997 are as follows:

                                        Years Ended September 30,
                                     -------------------------------
                                       1999        1998        1997
                                     -------------------------------
Numerator:
Net income, numerator
  for basic & diluted net
  income pre share                   $ 1,480       $ 167      $ 177
                                     -------------------------------
Denominator:
Weighted-average shares
  outstanding                          2,157       2,092      1,990
                                     -------------------------------
Denominator for basic net
  income per share -
  weighted-average shares              2,157       2,092      1,990
Effect of dilutive securities:
Stock options                            362          68        165
                                     -------------------------------
Denominator for diluted
  net income per share -
  weighted-average shares
  and assumed conversions               2,519       2,160      2,155
                                     -------------------------------
Basic net income per share           $    .69     $   .08     $  .09
                                     ===============================
Diluted net income per share         $    .59     $   .08     $  .08
                                     ===============================

ADVERTISING

The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 1999, 1998, and 1997 were $326, $321, and $282, respectively.

RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures are expensed in the period incurred.

STATEMENTS OF CASH FLOWS

Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                       Years Ended September 30,
                                   --------------------------------
                                     1999        1998        1997
                                   --------------------------------
Decrease (increase) in:
  Accounts receivable              $ (575)     $ (729)      $ (498)
  Inventories                        (141)        (99)         (85)
  Prepaid expenses                     (7)        190         (161)
  Other assets                        (15)         18           15

Increase (decrease) in:
  Accounts payable                    454          50          490
  Accrued compensation                545          99          (174)
  Income taxes payable                145          74          (136)
  Customer deposits                   375         104           125
  Other accrued liabilities            87          54          (141)
                                   --------------------------------
Net changes in operating
  assets and liabilities           $  868      $ (239)       $ (565)
                                   ================================

STOCK OPTION PLANS

In October 1995, the FASB issued statement No. 123, Accounting for Stock-Based Compensation (SFAS 123). As permitted by SFAS 123, the Company intends to continue to account for employee stock options under previous accounting standards, and has made pro forma disclosures as required by SFAS 123.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective October 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. For the years ended September 30, 1999, 1998 and 1997, the Company did not have any components of comprehensive income as defined by Statement No. 130.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1999 (IN THOUSANDS)

Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segmets of an Enterprise and Related Information, which establishes standards for the way that public business enterprises report selected financial information about operating segments in annual and interim financial statements and significant foreign operations. Because the Company operates in one business segment and has no significant foreign operations, no additional reporting is required under Statement No. 131.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt the new Statement effective June 15, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this statement will have a significant impact on its results of operations or financial position.

RECLASSIFICATIONS

Certain reclassifications have been made to the fiscal 1997 and 1998 financial statements to conform with the fiscal 1999 presentation.

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

The assets are stated at cost and consist of the following:

                                      September 30,
                                    1999        1998
                                   ------------------
Capitalized software costs         $1,727      $1,195
Goodwill                              600         600
                                   ------------------
                                    2,327       1,795

Less accumulated amortization       1,030         811
                                   ------------------
                                   $1,297      $  984
                                   ==================

During the current year, the Company capitalized $532 in software costs related to the CAM and Star products.

Amortization of capitalized software costs charged to cost of sales and expense for the years ended September 30, 1999, 1998 and 1997, were $131, $100, and $123, respectively.

3. LINE OF CREDIT

In January 1999, the Company renewed its line of credit with a commercial bank for borrowings up to the lesser of $2,000 or 80% of the Company's eligible accounts receivable with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. Under the terms of the credit agreement, the Company is restricted from certain transactions and is required to maintain certain financial ratios. As of September 30, 1999, the Company was in compliance with its debt covenants. The line of credit expires in January 2000. As of September 30, 1999, the Company had no amounts outstanding under the line, and there was no interest paid during fiscal 1999, 1998 or 1997.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1999 (IN THOUSANDS)

4. TAXES BASED ON INCOME

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The provision for taxes based on income consists of the following:

                       Years Ended September 30,
                     ----------------------------
                      1999       1998        1997
                     ----------------------------
Current:

  Federal            $ 708       $  45         52
  State                164          23          1
                     ----------------------------
                       872          68         53
Deferred:

  Federal              (92)          1          3
  State                 30           5         24
                     ----------------------------
                       (62)          6         27
                     ----------------------------
Total provision      $ 810       $  74      $  80
                     ============================

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:

                                    Years Ended September 30,
                                  -----------------------------
                                   1999        1998        1997
                                  -----------------------------
Income tax at statutory rate      $ 779       $  82       $  87
Increases (decreases)
  in taxes resulting from:
  decrease in
    valuation allowance            (166)         --          --
  Utilization of general
    business credits                (32)        (41)        (62)
  State income taxes,
    net of federal benefit          128          19           8
  Other, net                        101          14          47
                                  -----------------------------
                                  $ 810       $  74       $  80
                                  =============================

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                          September 30,
                                   -----------------------------
                                    1999        1998        1997
                                   -----------------------------
Deferred tax assets:
  Accruals not currently
    deductible for tax             $ 226       $ 191       $ 166
  Book depreciation in excess
    of tax depreciation               (6)         33          50
  General business
    credit carryforwards              --          96          78
  R & D expenditures
    capitalized for tax               --           8           8
  Net operating loss
    carryforwards                     --          --          12
                                   -----------------------------
  Total deferred tax assets          220         328         314
  Valuation allowance
    for deferred tax assets           --        (166)       (166)
                                   -----------------------------
                                     220         162         148
Deferred tax liabilities:
  Software costs capitalized
    for book purposes                (41)        (45)        (25)
                                   -----------------------------
Net deferred tax assets            $ 179       $ 117       $ 123
                                   =============================

Income taxes paid were $768, $3, and $366 during the years ended September 30, 1999, 1998 and 1997, respectively.

The Company has removed its valuation allowance on its deferred tax assets at September 30, 1999, based upon management's estimate that it is more likely than not, that the Company will realize its entire net deferred tax asset at September 30, 1999. This amount has been included in "Other Assets" in the balance sheet for 1999 and 1998.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 1999 (IN THOUSANDS, EXCEPT PER SHARE DATA)

5. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 1999 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

          Year ending
         September 30,
  ---------------------------
      2000              $ 334
      2001                342
      2002                195
      2003                149
      2004                152
  Thereafter              479
  ---------------------------
                       $1,651
  ===========================

Total rent expense for the years ended September 30, 1999, 1998 and 1997 was $444, $389, and $335, respectively.

In June 1997, the Company entered into a lease agreement with an officer of the Company to lease a building for a term of ten years, at the current fair market value rates. The total commitment under this lease term is $1.3 million. Rent expense incurred under this lease for the years ended September 30, 1999, 1998 and 1997 totaled $136, $132 and $44, respectively.

The Company is currently involved in litigation arising in the normal course of business. Management believes that such litigation will have no material effect on the Company's financial position or results of operations.

6.  STOCK OPTIONS

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In April 1993, the shareholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,017 options granted under the 1993 Plan as of September 30, 1999. The company has 1,067 shares reserved for issuance related to the plan.

A summary of stock option activity follows:

                                          Weighted          Weighted
                                           Average           Average
                              Non-ISO      Exercise        Fair Value
                               Shares       Price          of Options
                              ---------------------------------------
Outstanding at
  September 30, 1996            493         $3.09
  Granted                       420         $3.47              $1.13
  Exercised                     (37)        $2.05
  Expired                       (65)        $3.68
                              ---------------------------------------
Outstanding at
  September 30, 1997            811         $3.29
  Granted                       106         $2.70              $1.00
  Exercised                     (50)        $2.25
  Expired                       (52)        $4.79
                              ---------------------------------------
Outstanding at
  September 30, 1998            815         $2.89
  Granted                       185         $4.58              $1.54
  Exercised                     (73)        $3.85
  Expired                       (33)        $3.52

Outstanding at
                              ---------------------------------------
  September 30, 1999            894         $3.14
                              ======================================

The following table summarizes information about stock options outstanding at September 30, 1999:

                                          Weighted Average
                                             Remaining     Weighted
                                 Number      Contractual    Average
                               Outstanding      Life      Exercise Price
                               -----------------------------------------
OUTSTANDING:
Range of Exercise Prices
  $1.75 to $3.00                     547        6.43         $2.46
  $3.13 to $5.50                     347        8.24         $4.21
                               =========================================

                                                        Weighted
                                       Number           Average
                                     Exercisable      Exercise Price
                                     -------------------------------
EXERCISABLE:
Range of Exercise Prices
  $1.75 to $3.00                          447            $2.43
  $3.13 to $5.50                          213            $4.30
                                     ================================

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 1999 (IN THOUSANDS, EXCEPT PER SHARE DATA)

The weighted-average remaining contractual life of stock options outstanding at September 30, 1999 and 1998 was 7.3 years and 7.6 years, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999 and 1998; risk free interest rate of 6.0%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .337, and a weighted-average life of each option of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                     1999       1998
                                   ------------------
Pro forma net income               $1,280       $ 40
Pro forma earnings per share       $  .51       $.02

7. BENEFIT PLAN

The Company sponsors a 401(k) Plan for all eligible employees. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. The Company's contribution charged to operations during fiscal 1999, 1998 and 1997 pursuant to the plan totaled $55, $15, and $15, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
CAM Data Systems, Inc.

We have audited the accompanying balance sheets of CAM Data Systems, Inc. as of September 30, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended Septem-ber 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Data Systems, Inc. at September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP
Orange County, California
November 5, 1999

STOCK AND DIVIDEND DATA

The common stock of CAM Data Systems, Inc., is traded on the over-the-counter market under the NASDAQ symbol CADA. Quarterly market price information shown below represents the high and low bid prices. The OTC quotations shown reflect inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

Fiscal Year Ended September 30, 1999
     Quarter Ended:              High             Low
--------------------------------------------------------
        December 31             $3.563           $3.094
        March 31                 5.625            3.125
        June 30                   6.75             4.75
        September 30             10.75             5.25


Fiscal Year Ended September 30, 1998
     Quarter Ended:              High               Low
--------------------------------------------------------
        December 31           $  3.062          $  2.375
        March 31                     3             2.187
        June 30                      3             2.375
        September 30              3.75             2.375

As of December 10, 1999, there were approximately 200 holders of record of the Company's common stock. The Company believes there are in excess of 600 beneficial owners of the Company's common stock.

The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware. The Company does not anticipate paying dividends in the foreseeable future.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------

                                                  1999 Fiscal Quarter Ended
                                            --------------------------------------
In thousands, except per-share data.        Dec 31     Mar 31    June 30   Sept 30
                                            --------------------------------------
Net system and service revenues             $5,617     $6,306     $7,779    $8,045
Gross profit                                 2,325      2,587      3,564     3,849
Income before taxes                            260        252        717     1,061
Net income                                     156        151        432       741
Basic earnings per share                       .07        .07        .20       .34
Diluted earnings per share                     .07        .06        .17       .28
                                            ======================================

                                                  1998 Fiscal Quarter Ended
                                            --------------------------------------
                                            Dec 31     Mar 31     June 30   Sept 30
                                            --------------------------------------
Net system and service revenues           $  4,208    $  4,403   $  4,928   $  5,242
Gross profit                                 1,753       1,869      2,155      2,271
Income (loss) before taxes                    (112)       (118)       250        221
Net income (loss)                             (112)       (118)       250        147
Basic earnings (loss) per share               (.05)       (.06)       .12        .07
Diluted earnings (loss) per share             (.05)       (.06)       .12        .07
                                            ========================================

SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 1999

In thousands, except per-share data.          1999           1998           1997          1996           1995
                                           ------------------------------------------------------------------
Net system and service revenues            $27,747       $ 18,781        $17,480       $15,669        $14,734
Income before taxes                          2,290            241            257         1,210            603
Net income                                   1,480            167            177           840            413
Basic earnings per share                       .69            .08            .09           .43            .21
Diluted earnings per share                     .59            .08            .08           .39            .20
Total assets                                11,899          8,502          7,608         7,158          6,141
Working capital                              5,013          3,804          3,726         3,886          3,340
Long-term debt                                  --             --             --            --             --
                                           ==================================================================

COMPANY INFORMATION
--------------------------------------------------------------------------------

BOARD OF DIRECTORS
------------------
Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Data Systems, Inc.

David Frosh
President
CAM Data Systems, Inc.

Walter Straub
President
Rainbow Technologies

Corley Phillips
Investor

Fred Haney
President
Venture Management Company

Scott Broomfield
President
Centura Software

OFFICERS
--------
Geoffrey D. Knapp
Chief Executive Officer

David Frosh
President

Paul Caceres Jr.
Chief Financial Officer

CORPORATE OFFICE
----------------
17520 Newhope Street
Fountain Valley, CA 92708
(714)241-9241
Facsimile: (714) 241-9893
Internet address: http://www.camdata.com

REGISTRAR AND TRANSFER AGENT
----------------------------
American Stock Transfer Company
40 Wall Street
New York, NY 10005

INDEPENDENT AUDITORS
--------------------
Ernst & Young LLP
18400 Von Karman Avenue
Irvine, CA 92612

SECURITIES COUNSEL
------------------
Haddan & Zepfel LLP
4675 MacArthur Court #710
Newport Beach, CA 92660

GENERAL COUNSEL
---------------
Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126

FORM 10-K
---------
A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department.

20