Form 10-K, Exhibit 13
period 2000-09-30
CAM COMMERCE SOLUTIONS INC
filed 2000-12-21
CIK 819334

                                                                  EXHIBIT 13(a)
                                         Geoffrey D. Knapp
                                         Founder and                 [PHOTO]
                                         Chief Executive Officer

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------
Dear Shareholder,


This past fiscal year did not meet our expectations in terms of top line and bottom line financial performance, nor did it meet those of our investors. Needless to say, we are not happy about falling short of our financial goals. After analyzing the past year, the management team is confident we understand the reasons, and will be addressing them and making any and all necessary changes to ensure we improve our performance going forward. However, the year was also one in which we made major progress in many areas of our strategic plan and the market factors that affected us, also affected our competition. This has created some interesting and unexpected opportunities. There is a great deal to be positive about, perhaps even more than last year, as we came off our best ever performance. Financially, we don't like what we see when we look back over last year. Strategically, we love what we see and it is now our job as management to turn our strategic advantages and opportunities into improved top and bottom line results. Our market position is much stronger than it was a year ago, even if that is not evident in the numbers.

In looking back we underestimated the benefit we received from the Y2K phenomena in 1999. At the same time, we, along with the majority of the market, did not anticipate the slow down in 2000. This slow down was a result of the abnormal purchasing patterns created by the need for retailers to upgrade or purchase new systems in 1999 in order to be Y2k compliant. To a certain degree, we misread the market and that was certainly our mistake. In 1999, with the markets seemingly strong, a strategic plan in place and several investors pushing us not to be too conservative, we felt very good about investing more and taking greater risks to grow the company. As silly as it seems now, it wasn't long ago that profit didn't seem to matter to too many people as long as you could take advantage of the changing dynamics of the market. We knew that profits did matter, but we thought we could accomplish both. We thought we could be more aggressive in pursuing the best opportunities this company has ever seen, and at the same time still make a profit, albeit a small one. This was the message we conveyed to investors. We were wrong, the unexpected drop in sales kept us from earning the profit we had anticipated.

We did our best to pinpoint the time and costs involved to develop the key products that are the basis for many of our new strategic plans. But for the most part, they took longer and cost more than we expected. Again, as management, this was our job to get this right and we fell short. However, I am pleased to tell you at this point, that we are where we need to be and are finally beginning to roll out these new products.

We can summarize our three main strategic initiatives for the past year as follows:

- To become a total infrastructure provider for the automation needs of the small retailer/business for brick and mortar as well as e-business.

- To "Monetize" our customer base through recurring revenue based initiatives that leverage our own products, as well as, the best software and service offerings of 3rd parties who want access to our customers.

-   To Rapidly expand our customer base.

Total Infrastructure Provider

It is our feeling that the idea of "best of breed" when it comes to automation solutions for the small businessperson is more often than not unmanageable. It has been our goal to provide a single source, total solution that is truly integrated for the following functions:

-   Traditional POS, Inventory management for Brick and Mortar.

-   E-commerce with our I.STAR Internet Storefront software

-   Full Windows Accounting Suite (A/R, A/P, G/L, Bank Rec.)

-   Credit Card (Payment) Processing

-   e-commerce web site hosting for our retail automation customers.

-   Store planning - consulting services

(The items in bold/italic above are the products and services we did not offer when the year began.)

I. STAR Internet Store Front

We had announced our i.STAR Internet store front product during the year as a fully integrated retailing and web storefront system. We launched our first site. As we looked at bringing additional new customers up, we discovered problems with the flexibility of the design provided to us by a 3rd party vendor. We made the tough decision to internally rewrite this portion we had already purchased. The result was we delayed our i.STAR offering several months. The great news is that the product is now many times better and offers substantial performance and design flexibility improvements. We have once again

LETTER TO SHAREHOLDERS CONT.
--------------------------------------------------------------------------------


begun to implement i.STAR sites. This product is truly unique and it is our goal in this coming year to rise above the noise and prove this to the market. We can only do this by showcasing customers and this is going to take several months. We currently have 20 additional companies signed up to bring up new i.STAR sites, most of whom plan to implement after the busy holiday season. This has been a slow starter for us for a number of reasons, but there is no question in our minds that our solution is totally unique at its price point and is exactly what the market needs. Our challenge is to be heard and understood.

STAR Windows Accounting Series

We started a year ago July the process of integrating a fantastic new Windows accounting package into our Retail STAR and Retail ICE software packages that we ultimately purchased from Cubig, Ltd. It has taken us nearly 18 months to fully integrate this entire accounting package but we are very close to releasing the final modules. Every business needs accounting software and none of our competition has anything like what we will be offering. There are many limitations to a third party accounting software, which is what our competitors offer. Our STAR accounting is not just another accounting package, it is very easy to use and very powerful at the same time. And most importantly, it is a seamless part of the entire business system. This accounting package potentially opens up an entire new market and new sales channel for us, which should become more evident next year. We expect to have the complete offering available by the end of this calendar year.

X-charge

We announced an alliance with NDC corp. this past year to provide integrated payment (Credit card) processing for our customers. This alliance required the development of sophisticated software by both companies that would allow CAM customers to process credit cards through their system in a very fast, efficient, secure and integrated manner. X-Charge (eXpress Charge) is the resulting product. This agreement allowed CAM to profit from the credit card processing fees earned by NDC, while still providing the retailer equal or better rates in most cases. We recently completed the development of this software and began selling it in the market place. Early results show good market acceptance and we have high hopes that over time we can create a highly profitable annuity for the company. After the first of the year, a joint marketing effort will be put into place, arming NDC's direct sales force of 150 salespeople with CAM software to be offered with the X-Charge program. We hope to be able to share more on the results of this project as the year progresses.

e-Commerce Hosting

In conjunction with the re-release of our i.STAR product, we began offering web site hosting for our customers. Initially, we had planned to use Concentric as our hosting partner, but our customers proved to be price sensitive in this area and it became necessary to offer a lower cost alternative. We created a hosting facility at our Nevada offices that allows us to provide this service at a lower cost, while still offering the company an excellent profit opportunity. The success of this project is dependent on the success of the i.STAR.

Traditional POS, Inventory Management

When the year began we offered complete retail management systems called Retail STAR, Retail ICE (single user, single store version of Retail STAR), CAM-32 and Profit$. During the year we created and delivered important new versions of each product. Through an acquisition of Mahwah, NJ based MicroBiz corp, we acquired the MicroBiz suite of retail automation packages along with 6,000 new customers. We also acquired Genesis Software in Illinois that added 600 specialty paint and decorating customers in late October. CAM can claim the most complete offering of retail automation solutions and the largest customer base of any company serving our target markets.

Monetizing the Customer Base

We continue to work on additional new alliances whose outcome will be products and services that are fully integrated with our customers business systems and which will make our customers more profitable and offer them competitive advantages in the market place. We are very careful to look for and select those opportunities that solve core business problems for our customers and our alliance partner. These deals take a great deal of resources to be effectively implemented so they must offer our customers a strong value proposition and a clear profit picture for us if they are to be successful. We don't believe in doing a deal just to have something to talk about. We hope to have more to report on in this area over the next several months.

Rapidly Expanding our Customer Base

The larger our customer base, the better opportunities we have for key partnerships, and the more we stand to earn as a result. The same is true of new products and services developed internally for our customer base. During the year we made great progress in meeting this goal as we more than doubled the size of our customer base to over 10,000 retailers with many more store locations, not including the Retail ICE customers.

LETTER TO SHAREHOLDERS CONT.
--------------------------------------------------------------------------------


Retail ICE

Retail ICE (Inventory Control Expert) is our seeding strategy announced in mid 1998 to help meet the goal of rapidly expanding our customer base. Retail ICE is a single user, single store only software. By giving this software away for free to the smallest retailers we hope to benefit as they grow and to gain market share. Since we determined we were not making money at this end of the market, we felt the risk was worth the reward in offering this software for free. The results, while not as strong as we might have hoped, have been rewarding and continue to show increased benefits in many ways. Some of these ways are only beginning to come to fruition. In any event, we have delivered more than 3,000 copies of the software to retailers and we are seeing an increasing number of upgrades. The feedback from the customers has been overwhelmingly positive. This is a strategy we plan to get more aggressive with over the next year, as we attempt to increase the adoption rate of the Retail ICE software and continue our efforts to expand our customer base more rapidly.

Acquisitions

While CAM does not have a stated strategy based on acquisitions, we do have a stated strategy of rapidly increasing our customer base. During the year several opportunities presented themselves to us to acquire competitors that offered us the chance to meet our goal of adding customers quickly. Two such opportunities made sense for us; therefore, we purchased MicroBiz and Genesis Software. Each offered additional key strategic advantages for us.

One of the resulting factors of the unexpectedly poor market conditions this past year has been the number of competitors looking to exit from the business or form survival partnerships. We have also seen competitors just close their doors. Our core industry appears to have entered into a phase of consolidation. We are evaluating additional opportunities in this area and we will continue to look for those deals that offer us a strong return on investment while helping us meet our strategic goals. Any acquisition would have to be expected to generate profits for us on a short term as well as long term basis.

Financial Position

During the year we raised $8 million in a private equity placement. Our cash position at the end of the year was in excess of $10 million or $3.46 per share. The company remains debt free. We are the strongest company in our business and we are in a position financially to carry out our strategic plans. As always, we will take a rational approach to growing the business that fits the size of our company and our resources. Prior to losing money this past year, we had made money for nine consecutive years. I personally hate losses and they are unacceptable to the management team at CAM. At the same time, we are balancing the need for continued investment in the best opportunities we have ever had with the bottom line. We are not ready to cut back on development spending or marketing, although we have trimmed some costs on the operations side. In fact, we plan to expand our marketing activities in the coming year.

Outlook

We can't control the overall market conditions but my personal opinion is that the market will begin to improve around March of next year. Our new products and partnerships should also begin to kick in next year, and we do expect this to begin to push results in a positive direction for us. In order for our business to be exciting and profitable, we need to begin to see positive results from our new products and partnerships. If we don't see this happen by later next year, we will be forced to ask ourselves some tough questions as to why. For now, we feel we are absolutely going in the right direction and we need to give ourselves this next year for the careful plans we have laid out to begin to work.

I know the roller coaster ride in the stock price has been a painful one for many investors. Personally, it bothers me every day that the stock price is trading at current levels after where we were earlier in the year and last year. The CAM management team is driven to succeed and we continue to be focused on making that happen. Nothing is more important than shareholder value, but the only long term way I know to succeed is to execute our business plan and produce increasingly positive results, which is where our current focus lies.

Best Regards,




Geoff Knapp
Chairman & CEO
CAM Commerce Solutions

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------


RESULTS OF OPERATIONS

FISCAL 2000 COMPARED WITH FISCAL 1999

NET REVENUES for the year ended September 30, 2000 decreased 23% to $21,311, consisting of a 28% decrease in system revenues, and a 1% decrease in service revenues compared to the year ended September 30, 1999. The decrease in system revenues was due to a relatively soft demand for the Company's products in comparison to the large amount of computer hardware upgrades that were sold in fiscal 1999 to prepare for the "Year 2000". This decrease was partially offset by an increase in sales of the Company's Retail Star product. Service revenues decreased due to a small portion of the Company's customer base canceling service after the "Year 2000" and the closure of one of the Company's hardware service divisions.

GROSS MARGIN on system revenues for the fiscal year ended September 30, 2000 was consistent at 44% with the fiscal year ended September 30, 1999. Gross margin for service revenue for the year ended September 30, 2000 was 45% as compared to gross margin of 47% for the year ended September 30, 1999. The decrease in gross margin for service revenue is related to the increase in labor costs due to the expansion of the Retail Star technical support department to support the increased customer base of Retail Star.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues increased to 43% for the year ended September 30, 2000 as compared to 33% for the year ended September 30, 1999. Selling, general and administrative expenses for the year ended September 30, 2000 totaled $9,149 as compared to $9,086 for the year ended September 30, 1999. The increase was related to increases in marketing expense, travel expenses in conjunction with increased trade show expense and payroll expense.

RESEARCH AND DEVELOPMENT EXPENSE increased 62% to $1,744 for the year ended September 30, 2000, from $1,075 for the same period in 1999. The increase was attributed to an increase in research and development expenses related to Retail Star and the development of new products, including the hiring of additional programmers related to the acquisition of the Cubig accounting software product.

INCOME TAXES, the estimated tax benefit rate for the year ended September 30, 2000 is 34% as compared to the effective tax rate of 35% for the year ended September 30, 1999.

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

GROSS MARGIN on system revenues increased to 44% for the year ended September 30, 1999 compared to 42% for the year ended September 30, 1998. Gross margin for service revenue was 47% for the years ended September 30, 1999 and 1998. The margin increase in system revenues was a result of better margin on hardware sales, due to less sales discounting, and billings to customers for installation travel expenses. These travel expenses were absorbed by the Company in fiscal 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES expressed as a percentage of net revenues decreased to 33% for the year ended September 30, 1999 as compared to 36% for the year ended September 30, 1998. Selling, general and administrative expenses for the year ended September 30, 1999 increased 35% to $9,086 from $6,747 in the year ended September 30, 1998. The increase was attributed to higher commissions expense, payroll expense, and bad debt expense in fiscal 1999.

RESEARCH AND DEVELOPMENT EXPENSE decreased 8% to $1,075 for year ended September 30, 1999 from $1,173 for fiscal 1998. The decrease for fiscal 1999 was attributed to the capitalization of $532 in software costs related to the development of new software products, including the Star, I.Star, and Retail ICE software products.

THE EFFECTIVE TAX RATE was 35% for the year ended September 30, 1999 as compared to 31% in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents totaled $10,444 on September 30, 2000 compared to $5,049 on September 30, 1999. The Company used $483 in operations in fiscal 2000 as compared to generating $3,236 in fiscal 1999. The Company expended $729 in fiscal 2000 compared to expenditures of $1,302 in fiscal 1999 for the purchase of fixed assets and capitalized software. The Company spent $1,800 for the acquisition of MicroBiz Corporation and received $8,407 in proceeds from an equity private placement and the exercise of stock options in fiscal 2000.

In January 2000, the Company renewed its line of credit with a commercial bank, which expires January 2001, for borrowings up to $2,000 with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. As of September 30, 2000 the Company had no amounts outstanding under the line.

The Company has no significant commitments for expenditures. Management believes the Company's existing working capital, coupled with funds generated from the Company's operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.

Inflation has had no significant impact on the Company's operations.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                                                       September 30,
                                                                                  -----------------------
                                                                                    2000           1999
                                                                                  --------       --------
ASSETS

Current assets:
      Cash and cash equivalents                                                   $ 10,444       $  5,049
      Accounts receivable, net of an allowance for doubtful accounts of
            $310 in 2000 and $380 in 1999                                            1,782          3,439
      Inventories                                                                      696            763
      Other current assets                                                             893             73
                                                                                  --------       --------
Total current assets                                                                13,815          9,324
Property and equipment, net                                                            922          1,060
Intangible assets, net                                                               3,262          1,297
Other assets                                                                           297            218
                                                                                  --------       --------
Total assets                                                                      $ 18,296       $ 11,899
                                                                                  ========       ========
LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                                            $    644       $  1,644
      Accrued compensation and related expenses                                        477          1,110
      Income taxes payable                                                              --            219
      Customer deposits and deferred service revenue                                   854            899
      Other accrued liabilities                                                        373            439
                                                                                  --------       --------
           Total current liabilities                                                 2,348          4,311

Deferred income taxes                                                                   91             --

Commitments and contigencies (note 5)
Stockholders' equity:
       Common stock, $.001 par value, 12,000 shares authorized, 3,012 shares
           issued and outstanding in 2000 and 2,213 shares in 1999                       3              2
       Paid-in capital in excess of par value                                       13,592          4,586
       Notes receivable for purchase of common stock                                    (7)           (15)
       Retained earnings                                                             2,269          3,015
                                                                                  --------       --------
Total stockholders' equity                                                          15,857          7,588
                                                                                  --------       --------
Total liabilities and stockholders' equity                                        $ 18,296       $ 11,899
                                                                                  ========       ========


See accompanying notes.

STATEMENT OF CONSOLIDATED OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                                         Years Ended September 30,
                                                                  --------------------------------------
                                                                    2000           1999           1998
                                                                  --------------------------------------
REVENUES

      Net system revenues                                         $ 16,706       $ 23,078       $ 14,334
      Net service revenues                                           4,605          4,669          4,447
                                                                  --------------------------------------
           Total net revenues                                       21,311         27,747         18,781
                                                                  --------------------------------------

COSTS AND EXPENSES

      Cost of system revenues                                        9,425         12,967          8,378
      Cost of service revenues                                       2,528          2,455          2,356
                                                                  --------------------------------------
           Total cost of revenues                                   11,953         15,422         10,734
      Selling, general and administrative expenses                   9,149          9,086          6,747
      Research and development expenses                              1,744          1,075          1,173
      Interest income                                                 (400)          (126)          (114)
                                                                  --------------------------------------
           Total costs and expenses                                 22,446         25,457         18,540
                                                                  --------------------------------------
Income (loss) before taxes                                          (1,135)         2,290            241
Provision (benefit) for income taxes                                  (389)           810             74
                                                                  --------------------------------------
Net income (loss)                                                 $   (746)      $  1,480       $    167
                                                                  ======================================
Basic net income (loss) per share                                 $   (.28)      $    .69       $    .08
                                                                  ======================================
Diluted net income (loss) per share                               $   (.28)      $    .59       $    .08
                                                                  ======================================

Shares used in computing basic net income (loss) per share           2,644          2,157          2,092
                                                                  ======================================
Shares used in computing diluted net income (loss) per share         2,644          2,519          2,160
                                                                  ======================================


See accompanying notes.

STATEMENT OF CONSOLIDATED CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                     Years Ended September 30,
                                                                              --------------------------------------
                                                                                2000           1999           1998
                                                                              --------------------------------------
Operating activities:
      Net income (loss)                                                       $   (746)      $  1,480       $    167
      Adjustments to reconcile net income (loss) to net cash provided by
      (used in) operating activities:
           Depreciation and amortization                                           929            735            508
           Provision for doubtful accounts                                         (70)           145             75
           Decrease in notes receivable/other assets                                --              8              8
           Net change in operating assets and liabilities                         (596)           868           (239)
                                                                              --------------------------------------
Cash provided by (used in) operating activities                                   (483)         3,236            519
                                                                              --------------------------------------

Investing activities:
      Purchase of property and equipment                                          (438)          (770)          (448)
      Capitalized software                                                        (291)          (532)          (287)
      Business acquisition                                                      (1,800)            --             --
                                                                              --------------------------------------
Cash used in investing activities                                               (2,529)        (1,302)          (735)
                                                                              --------------------------------------

Financing activities:
      Proceeds from equity private placement                                     7,579             --             --
      Proceeds from exercise of stock options                                      828            303            112
                                                                              --------------------------------------
Cash provided by financing activities                                            8,407            303            112
                                                                              --------------------------------------
Net increase (decrease) in cash and cash equivalents                             5,395          2,237           (104)
Cash and cash equivalents at beginning of year                                   5,049          2,812          2,916
                                                                              --------------------------------------
Cash and cash equivalents at end of year                                      $ 10,444       $  5,049       $  2,812
                                                                              ======================================


See accompanying notes.

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                      Paid-in       Notes
                                              Common Stock          Capital in   receivable for
                                          ---------------------      excess of    purchase of      Retained
                                          Shares         Amount      par value    common stock     earnings       Total
                                          ------------------------------------------------------------------------------
Balance at September 30, 1997              2,009           $ 2      $  3,945          $(31)      $  1,368       $  5,284
Issuance of common stock
    upon exercise of stock options            50            --           112            --             --            112
Issuance of common stock
    for acquisition                           80            --           226            --             --            226
Notes receivable write-off                    --            --            --             8             --              8
Net and comprehensive income                  --            --            --            --            167            167
                                           -----------------------------------------------------------------------------
Balance at September 30, 1998              2,139             2         4,283           (23)         1,535          5,797
Issuance of common stock
    upon exercise of stock options            74            --           303            --             --            303
Notes receivable write-off                    --            --            --             8             --              8
Net and comprehensive income                  --            --            --            --          1,480          1,480
                                           -----------------------------------------------------------------------------
Balance at September 30, 1999              2,213             2         4,586           (15)         3,015          7,588
Issuance of common stock
    upon exercise of stock options           269            --           828            --             --            828
Issuance of units
    for private placement                    500             1         7,578            --             --          7,579
Issuance of common stock for
    software and licensing rights             30            --           600            --             --            600
Notes receivable write-off                    --            --            --             8             --              8
Net and comprehensive
    income (loss)                             --            --            --            --           (746)          (746)
                                           =============================================================================
Balance at September 30, 2000              3,012           $ 3      $ 13,592          $ (7)      $  2,269       $ 15,857
                                           =============================================================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS, AND PRESENTATION CAM Commerce Solutions Inc., (the Company), (formerly known as CAM Data Systems, Inc.) provides total commerce solutions for small to medium size, traditional and web retailers that are based on the Company's open architecture software products for managing inventory, point of sale, sales transaction processing and accounting. In addition to software, these solutions often include hardware, installation, training, service and consulting provided by the Company. The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated.

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


FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable and accounts payable. The Company believes all of the financial instruments' recorded values approximate current values.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost and is composed of the following:

                                                         September 30,
                                                      2000           1999
                                                     ---------------------
Computer equipment and furniture                     $2,066         $1,834
Automobiles                                              64             64
Demonstration and loaner equipment                      223            394
                                                     ---------------------
                                                      2,353          2,292
Less accumulated depreciation                         1,431          1,232
                                                     ---------------------
                                                     $  922         $1,060
                                                     =====================


Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.


LONG-LIVED ASSETS
Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Management believes that no impairment of long-lived assets existed as of September 30, 2000.


USE OF ESTIMATES
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


REVENUE RECOGNITION POLICY
Revenue from product sales is recognized at the time of shipment, net of allowances for estimated future returns, if any. Remaining obligations at the time of shipment for installation and warranty are accrued concurrently with the revenue recognized. Service revenue is recognized in the period the service is performed.

In December 1999, The Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB
101). This bulletin summarizes certain views of the SEC staff on applying generally accepted accounting principles to revenue recognition in financial statements and states that revenue is realized or realizable and earned only when all of the following criteria are met: persuasive evidence of an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured.


In meeting the criterion that delivery has occurred or services have been rendered, the SEC staff indicates that customer acceptance must be obtained before revenue recognition is appropriate in situations where customer acceptance is a contract requirement. This applies without consideration of the significance or cost of any post-shipment services that must be performed to obtain such customer acceptance.

The Company will adopt the revenue recognition accounting specified by SAB 101 no later than the fourth quarter of fiscal 2001. Management is currently evaluating the impact of applying SAB 101 and the effect is not expected to be material.

PER SHARE INFORMATION
Net income per share is based on the weighted average number of common and common equivalent shares outstanding. Basic earnings per share are based upon the weighted average number of common shares outstanding. Diluted earnings per share amounts are based upon the weighted average number of common shares and common equivalent shares for each period presented. Common equivalent shares include stock options assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted earnings per share if their effect is anti-dilutive.

The computation of basic and diluted earnings per share for the three years ended September 30, 2000, 1999, and 1998 are as follows:


                                         Years Ended September 30,
                                    ---------------------------------
                                      2000         1999         1998
                                    ---------------------------------
NUMERATOR:
Net income (loss)
   for basic and diluted
   net income (loss) per share      $  (746)      $1,480       $  167
                                    ---------------------------------
DENOMINATOR:
Weighted-average shares
   outstanding                        2,644        2,157        2,092
                                    ---------------------------------
Denominator for basic net
   income (loss) per share -
    weighted-average shares           2,644        2,157        2,092
Effect of dilutive securities:
Stock options                            --          362           68
                                    ---------------------------------
Denominator for diluted
   net income (loss) per share -
   weighted-average shares
   and assumed conversions            2,644        2,519        2,160
                                    ---------------------------------
Basic net income
   (loss) per share                 $  (.28)      $  .69       $  .08
                                    =================================
Diluted net income
   (loss) per share                 $  (.28)      $  .59       $  .08
                                    =================================

ADVERTISING
The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 2000, 1999, and 1998 were $773, $326 and $321, respectively.

RESEARCH AND DEVELOPMENT EXPENDITURES
Research and development expenditures are expensed in the period incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                          Years Ended September 30,
                                   -------------------------------------
                                      2000          1999         1998
                                   -------------------------------------
Decrease (increase) in:
   Accounts receivable             $ 1,727        $  (575)       $  (729)
   Inventories                          67           (141)           (99)
   Other current assets               (820)            (7)           190
   Other assets                        302            (15)            18
Increase (decrease) in:
   Accounts payable                 (1,000)           454             50
   Accrued compensation               (633)           545             99
   Income taxes                       (128)           145             74
   Customer deposits                   (45)           375            104
   Other accrued liabilities           (66)            87             54
                                   -------------------------------------
Net changes in operating
   assets and liabilities          $  (596)       $   868        $  (239)
                                   =====================================

STOCK OPTION PLANS
Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company intends to continue to account for employee stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and has made pro forma disclosures as required by SFAS 123.


SEGMENTS
Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), established standards for the way that public business enterprises report selected financial information about operating segments in annual and interim financial statements and significant foreign operations. Because the Company operates in one business segment and has no significant foreign operations, no additional reporting is required under SFAS 131.

RECLASSIFICATIONS
Certain reclassifications have been made to the fiscal 1998 and 1999 financial statements to conform with the fiscal 2000 presentation.


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

License agreements, capitalized software, and goodwill are amortized on the straight-line method over estimated useful lives ranging from three to eight years. Amortization of capitalized software costs commence when the products are available for general release to customers.

Intangible assets are stated at cost and consist of the following:

                                       September 30,
                                     2000         1999
                                   --------------------
Capitalized software costs          $2,617       $1,727
Goodwill                             2,037          600
                                   --------------------
                                     4,654        2,327
Less accumulated amortization        1,392        1,030
                                   --------------------
                                    $3,262       $1,297
                                   ====================


During the current year, the Company capitalized $824 in software costs related to the CAM and Star products.

Amortization of capitalized software costs and goodwill, charged to cost of sales and expense for the years ended September 30, 2000, 1999 and 1998, were $362, $131, and $100, respectively.

In August 2000, the Company acquired MicroBiz Corporation (MicroBiz) of Mahwah, New Jersey. The acquisition has been accounted for using the purchase method of accounting. The total amount of cash paid was $1,800. In addition to the initial consideration, there is contingent consideration of $200 that is based on review of MicroBiz customer lists. Any additional consideration will be recorded as goodwill. MicroBiz is a leading provider of Windows based point of sale and inventory management systems for single store retailers. The Company spent $1,800 for the outstanding stock of MicroBiz, of which, $1,436 was capitalized as goodwill. This goodwill amount is being amortized over a five-year period. Results of operations for MicroBiz are included in the Company's consolidated results of operations beginning on August 4, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

3. LINE OF CREDIT

In January 2000, the Company renewed its line of credit with a commercial bank for borrowings up to the lesser of $2,000 or 80% of the Company's eligible accounts receivable with interest at the Bank's prime rate plus 1%. Borrowings under the line of credit are secured by the assets of the Company. Under the terms of the credit agreement, the Company is restricted from certain transactions and is required to maintain certain financial ratios. As of September 30, 2000, the Company was in compliance with its debt covenants. The line of credit expires in January 2001. As of September 30, 2000, the Company had no amounts outstanding under the line, and there was no interest paid during fiscal 2000, 1999 or 1998.

4. TAXES BASED ON INCOME

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.
The provision for taxes based on income consists of the following:

                                    Years Ended September 30,
                                -------------------------------
                                 2000         1999        1998
                                -------------------------------
Current:
   Federal                      $(684)       $ 708        $  45
   State                           25          164           23
                                -------------------------------
                                 (659)         872           68
Deferred:
   Federal                        279          (92)           1
   State                           (9)          30            5
                                -------------------------------
                                  270          (62)           6
                                -------------------------------
Total provision (benefit)       $(389)       $ 810        $  74
                                ===============================


A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense (benefit) is as follows:

                                       Years Ended September 30,
                                   -------------------------------
                                    2000         1999         1998
                                   -------------------------------
Income tax at statutory rate       $(386)       $ 779        $  82
Increases (decreases)
   in taxes resulting from:
   Decrease in
      valuation allowance             (3)        (166)          --
   Utilization of general
      business credits               (89)         (32)         (41)
   State income taxes,
      net of federal benefit          10          128           19
   Other, net                         79          101           14
                                   -------------------------------
                                   $(389)       $ 810        $  74
                                   ===============================


Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                 September 30,
                                     -------------------------------------
                                      2000           1999           1998
                                     -------------------------------------
Deferred tax assets:
   Accruals not currently
      deductible for tax             $   244        $   226        $   191
   Book depreciation in excess
      of tax depreciation                 24             (6)            33
   General business
      credit carryforwards               112             --             96
   R & D expenditures
      capitalized for tax                 --             --              8
   Net operating loss
      carryforwards                    1,642             --             --
                                     -------------------------------------
   Total deferred tax assets           2,022            220            328
   Valuation allowance
      for deferred tax assets         (1,584)            --           (166)
                                     -------------------------------------
                                         438            220            162
Deferred tax liabilities:
   Software costs capitalized
      for book purposes                 (529)           (41)           (45)
                                     -------------------------------------
Net deferred tax assets              $   (91)       $   179        $   117
                                     =====================================


Income taxes paid were $426, $768, and $3 during the years ended September 30, 2000, 1999 and 1998, respectively.

At September 30, 2000, the Company had approximately $2.0 million of deferred tax assets, $1.6 million of which relate to net operating loss carryforwards. The Company has provided a valuation allowance against a portion of those deferred tax assets due to uncertainties surrounding their realization. At September 30, 2000, federal and state net operating loss carryforwards were $4.1 million and $3.0 million, respectively. These net operating loss carryforwards expire in years 2005 through 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

5. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 2000 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

Years ending September 30,
--------------------------
2001                $  339
2002                   193
2003                   146
2004                   149
2005                   152
Thereafter             479
--------------------------
                    $1,458
==========================

Total rent expense for the years ended September 30, 2000, 1999 and 1998 was $437, $444, and $389, respectively.

In June 1997, the Company entered into a lease agreement with an officer of the Company to lease a building for a term of ten years, at the current fair market value rates. The total original commitment under this lease term was $1.3 million. Rent expense incurred under this lease for the years ended September 30, 2000, 1999 and 1998 totaled $136, $136 and $132, respectively.

The Company is currently involved in litigation arising in the normal course of business. Management believes that such litigation will have no material effect on the Company's financial position or results of operations.

6.  STOCK OPTIONS

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In April 1993, the stockholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,174 options granted under the 1993 Plan as of September 30, 2000. The company has 799 shares reserved for issuance related to the plan.

In April 2000, the Company's Board of Directors approved the Company's 2000 Stock Option Plan (the "2000 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 500 shares of the Company's common stock. The term of the plan is unlimited in duration. There have been 154 options granted under the plan as of September 30, 2000. The Company has 500 shares reserved for issuance.

A summary of stock option activity follows:

                                        Weighted    Weighted
                                        Average     Average
                            Non-ISO     Exercise   Fair Value
                            Shares       Price     of Options
                            -------     --------   ----------
Outstanding at
   September 30, 1997          811      $ 3.29
   Granted                     106      $ 2.70       $ 1.00
   Exercised                   (50)     $ 2.25
   Expired                     (52)     $ 4.79
                            ------      ------       ------
Outstanding at
   September 30, 1998          815      $ 2.89
   Granted                     185      $ 4.58       $ 1.54
   Exercised                   (74)     $ 3.85
   Expired                     (32)     $ 3.52
                            ------      ------       ------
Outstanding at
   September 30, 1999          894      $ 3.14
   Granted                     356      $ 8.40       $ 3.15
   Exercised                  (269)     $ 3.07
   Expired                     (45)     $17.76
                            ------      ------       ------
Outstanding at
   September 30, 2000          936      $ 4.45
                            ======      ======       ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2000 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at September 30, 2000:

                                          Weighted Average
                                              Remaining      Weighted
                                 Number      Contractual      Average
Outstanding:                  Outstanding        Life      Exercise Price
                              -------------------------------------------
Range of Exercise Prices
   $1.75 to $3.00                   359            5.7         $ 2.47
   $3.13 to $6.38                   525            8.5         $ 4.78
   $9.19 to $15.00                   52            9.0         $14.78
                              ===========================================

                                               Weighted
                                 Number         Average
Exercisable:                   Exercisable   Exercise Price
                               ----------------------------
Range of Exercise Prices
   $1.75 to $3.00                   299         $ 2.45
   $3.13 to $6.38                   223         $ 4.34
   $9.19 to $15.00                   21         $14.87
                               ----------------------------
                  Total:            543         $ 3.71
                               ============================


The weighted-average remaining contractual life of stock options outstanding at September 30, 2000, 1999 and 1998 was 7.5 years, 7.3 years and 7.6, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999 and 1998; risk free interest rate of 6.0%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .577, .337 and .281; and a weighted-average life of each option of five years.


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

For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                     2000               1999              1998
                                   ----------------------------------------------
Pro forma earnings (loss)          $  (1,011)         $   1,280         $      40
Pro forma basic earnings
      (loss) per share             $    (.38)         $     .59         $     .02
Pro forma diluted earnings
      (loss) per share             $    (.38)         $     .51         $     .02

7. BENEFIT PLAN

The Company sponsors a 401 (k) Plan for all eligible employees. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. The Company's contribution charged to operations during fiscal 1999 and 1998 pursuant to the plan totaled $55, and $15, respectively. There was no contribution made in fiscal 2000.

8. EQUITY PRIVATE PLACEMENT

In March 2000, the Company closed an $8 million equity private placement with a group of institutional investors. The units sold in the private placement were sold at a price of $16 per unit, with registration rights that called for the shares to be registered within 90 days of the closing. Each unit was comprised of 1 share of common stock and a warrant to purchase .7 of one share. The agreement on pricing for the private equity placement was based on a 60-day trailing average of the closing price of the Company's stock less 15% or $16 per share, whichever was greater at the time of the close. After expenses, net proceeds to the Company were approximately $7.6 million. The Company received $4 million in funding upon the close and an additional $4 million after the shares were registered with the Securities and Exchange Commission. Under the agreement, each purchaser of ten shares of common stock in the private placement also received "warrants" to purchase an additional seven shares. At September 30, 2000 there are warrants outstanding that total 175,000 shares exercisable at $24.94 per share, and 175,000 shares exercisable at $8.44 per share. The warrants have a 5 year life and expire September 2005. The proceeds will be used for general working capital requirements and to expand the Company's market share.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors
CAM Commerce Solutions, Inc.

We have audited the accompanying consolidated balance sheets of CAM Commerce Solutions, Inc. as of September 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Commerce Solutions, Inc. at September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000; in conformity with accounting principles generally accepted in the United States.

                                             /s/ ERNST & YOUNG

Orange County, California
November 10, 2000


STOCK AND DIVIDEND DATA
--------------------------------------------------------------------------------

"The common stock of CAM Commerce Solutions, Inc., is traded on the Nasdaq National Market under the Nasdaq symbol CADA. Prior to February 18, 2000, the common stock was traded over the counter on the Nasdaq SmallCap Market. The quarterly market price information shown below represents the high and low sales prices for the periods and the high and low bid quotations for the periods. High and low bid quotations reflect inter-dealer prices, without retail mark up, markdown or commission and may not represent actual transactions."


Fiscal Year Ended September 30, 2000

Quarter Ended:         High            Low
--------------------------------------------
December 31          $27.50          $ 8.25
March 31              28.875          13.00
June 30               17.00            4.938
September 30           7.875           4.625


Fiscal Year Ended September 30, 1999

Quarter Ended:         High            Low
--------------------------------------------
December 31          $ 3.563         $ 3.094
March 31               5.625           3.125
June 30                6.75            4.75
September 30          10.75            5.25


As of December 10, 2000, there were approximately 200 holders of record of the Company's common stock. The Company believes there are in excess of 800 beneficial owners of the Company's common stock.

The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware. The Company does not anticipate paying dividends in the foreseeable future.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                         2000 Fiscal Quarter Ended
                                          ---------------------------------------------------------
In thousands, except per share data.      Dec 31          Mar 31           June 30          Sept 30
                                          ---------------------------------------------------------
Net system and service revenues           $ 6,639         $ 5,290          $ 4,961          $ 4,421
Gross profit                                3,082           2,412            2,097            1,767
Income (loss) before taxes                    339            (272)            (257)            (945)
Net income (loss)                             220            (175)            (201)            (590)
Basic earnings (loss) per share               .10            (.07)            (.07)            (.20)
Diluted earnings (loss) per share             .08            (.07)            (.07)            (.20)
                                          =========================================================


                                                         1999 Fiscal Quarter Ended
                                          ---------------------------------------------------------
                                          Dec 31          Mar 31           June 30          Sept 30
                                          ---------------------------------------------------------
Net system and service revenues           $ 5,617         $ 6,306          $ 7,779          $ 8,045
Gross profit                                2,325           2,587            3,564            3,849
Income before taxes                           260             252              717            1,061
Net income                                    156             151              432              741
Basic earnings per share                      .07             .07              .20              .34
Diluted earnings per share                    .07             .06              .17              .28
                                          =========================================================



SELECTED CONSOLIDATED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 2000
--------------------------------------------------------------------------------

In thousands, except per-share data.                2000              1999             1998             1997             1996
                                                  --------          --------         --------         --------         --------
Net system and service revenues                   $ 21,311          $ 27,747         $ 18,781         $ 17,480         $ 15,669
Income (loss) before taxes                          (1,135)            2,290              241              257            1,210
Net income (loss)                                     (746)            1,480              167              177              840
Basic earnings (loss) per share                       (.28)              .69              .08              .09              .43
Diluted earnings (loss) per share                     (.28)              .59              .08              .08              .39
Total assets                                        18,296            11,899            8,502            7,608            7,158
Working capital                                     11,467             5,013            3,804            3,726            3,886
Long-term debt                                          --                --               --               --               --
Stockholders' Equity                                15,857             7,588            5,797            5,284            4,997
Shares used in earnings (loss) per share:
        Basic:                                       2,644             2,157            2,092            1,990            1,947
        Diluted:                                     2,644             2,519            2,160            2,155            2,166
                                                  ========          ========         ========         ========         ========

COMPANY INFORMATION
--------------------------------------------------------------------------------


BOARD OF DIRECTORS
Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Commerce Solutions

David Frosh
President
CAM Commerce Solutions

Walter Straub
President
Rainbow Technologies

Corley Phillips
Investor

Scott Broomfield
President
Centura Software


OFFICERS
Geoffrey D. Knapp
Chief Executive Officer

David Frosh
President

Paul Caceres Jr.
Chief Financial Officer

CORPORATE OFFICE
17520 Newhope Street
Fountain Valley, CA 92708
(714) 241-9241
Facsimile: (714) 241-9893
Internet address: http://www.camcommerce.com

REGISTRAR AND TRANSFER AGENT
American Stock Transfer Company
59 Maiden Lane
New York, NY 10007

INDEPENDENT AUDITORS
Ernst & Young LLP
18111 Von Karman Avenue Suite 1000
Irvine, CA 92612


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


18