Form 10-K, Exhibit 13
period 2001-09-30
CAM COMMERCE SOLUTIONS INC
filed 2001-12-20
CIK 819334

                                                                   EXHIBIT 13(a)



                                             Geoffrey D. Knapp
                                                   Founder and         [PICTURE]
                                       Chief Executive Officer

Letter to Shareholders
--------------------------------------------------------------------------------


Dear valued Shareholder,

During the past year we continued to make progress on the detailed strategic plan we have been implementing for the past couple of years. By fiscal 4th quarter, ended September 30th, we had achieved profitability for the first time in the past two years and we saw 25% sales growth year over year in the 4th quarter. We also closed the year with nearly $9.5 million in cash ($3.15 per share) and no debt. Achieving the level of success we expect is taking longer than we would have hoped in many areas but I can honestly say that we are making positive progress in all the key areas of our business.

Sales and Marketing Changes

Last year we determined that our sales and marketing departments were in need of some positive changes after carefully reviewing our results along with current processes and their effectiveness. As a result we built an inside sales force of 10 sales professionals that did not exist last year. This inside sales group was created to handle the initial contact with the many thousands of prospective customers that contact us each year along with making outbound calls into our database of over 50,000 past prospective customers whose status was uncertain. The result has been dramatically better customer service on initial contacts with potential customers and the generation of thousands of qualified sales leads from our historical database. The inside sales force has not only made us more efficient and effective in creating and initially handling new sales opportunities, but they have allowed the outside sales force more time to focus on qualified sales prospects. The inside sales group has also allowed us to take on focused marketing projects within our own customer base. The group really wasn't fully on-line until this past summer. I am very pleased with their progress and the results. I believe we are just beginning to see the longer term benefits of this key change to our sales and marketing strategy.

At the beginning of the year we created and staffed a new Vice President of Marketing position in order to enhance the company's marketing effectiveness. The results have been very positive. The changes to our marketing programs along with the inside sales group have resulted in record numbers of sales leads and opportunities being passed to our outside sales force.

During the year we completed the implementation and roll out to our entire sales organization a sales management and customer relationship system that allows for significantly enhanced distribution and tracking of prospective customer and customer information. This new software allows our entire sales force to share the same database and to communicate electronically on a daily basis. This new software, which took a major effort over 18 months to deploy within our company, gives CAM significant operational advantages over other companies in our market place. The sales force, along with the rest of the company has instant access to important information about customers and prospective customers that they either did not have before or was not timely. Furthermore, our management team now has a much better ability to analyze the effectiveness of our sales and marketing efforts.

Lots of Significant Product Releases

Our i.STAR product, which is our unique integrated web storefront software, came of age with the release of version 2 and later version 3 during the year. This product is truly unique, offering our customers the ability to seamlessly extend their presence to the Internet with a fully integrated web storefront. We hope that over time we will be able to educate the market as to why i.STAR is a product that is not only unbelievably affordable for what it is, but is something that to the best of my knowledge nobody else is offering in the seamless, integrated fashion that we are. It has been a slow process so far. We did pick up some recognizable customers during the year for the product such as the Cincinnati Bengals of the NFL, The University of Nebraska Cornhuskers and the Casio Service Center. To see several of our i.STAR customers sites you can find links to them on our web site at www.camcommerce.com Go to "Products" and the "i.STAR" section. You will also find a link to a 7-minute i.STAR web video that we created to help prospective customers understand the product and what it is capable of. I recommend viewing it if you want to understand what our i.STAR offering really is.

We had major new releases of our Retail STAR, Retail ICE and CAM-32 products as well as new releases for MicroBiz and Profit$. We worked on improving the performance of our products as well as adding new features. I am happy to say that all of our products are the most reliable and feature rich that they have ever been. Our market analysis shows that we are in the most enviable position we have ever been, in relation to our competition.

For Retail STAR and Retail ICE we released a complete accounting software suite that is fully integrated with the back office management and point of sale system. This

Letter to Shareholders cont.
--------------------------------------------------------------------------------


software is something that has been in the works for a few years now. It is a very significant offering and something that none of our primary competition offers. When you consider that proper accounting controls are at the core of most long-term successful businesses, we now have something very unique to offer our customers that most of them need. The level of integration is the key to this product.

New Credit Card Processing Software & Service

Perhaps the most significant new product we released this past year was our new integrated credit card processing software and service called X-Charge. X-Charge allows our customers to process credit card transactions in an integrated fashion with their point of sale or back office order entry systems. It also allows for integrated check authorization. X-Charge has been integrated with all of our system offerings and has even been offered with a competitor's product. We really didn't begin to implement the program until early in the year. We have already signed up over 500 retailers on the software and are realizing over $500,000 per year in annual processing fees revenue. This number continues to grow each month as we sign up new customers. This division is already profitable and should slowly become a significant contributor to bottom line profits.

CPA Partner Program

Towards the end of the year we launched a new program to partner with CPA firms around the country to allow these firms to provide services to our customers and to allow the CPA firms to provide training and referrals on our products. As of this writing we had signed up high profile firms in Indiana, Oklahoma and Utah. We have also signed up smaller firms in several other areas. The CPA firms wishing to become fully involved with our products pay an annual fee for which we provide training and customer referrals. The initial reaction to the plan has been highly favorable. We are just beginning to launch our marketing programs after initial test marketing, and are beginning to receive quality sales leads. We expect a 12 to 24 month roll out with the goal of having a key CPA partner in every major U.S. city and lots of the smaller ones as well. Our CPA partners will give us a greater local presence throughout the U.S. as well as greatly expanding our capacity to install new systems and train customers anywhere in the U.S. It will also reduce the cost of installation to the customer by eliminating travel expenses in many cases. Finally, we expect the CPA partner program to generate a meaningful number of new sales opportunities for systems along with our credit card processing software and service.

EBay Alliance

Last December we signed a deal with eBay to provide a complete auction management system that was fully integrated with our customer's back office and point of sale systems. The agreement called for us to develop and deliver software that would allow a retailer to place, track, manage and fulfill eBay auctions from their CAM system in an integrated fashion. This software development effort is based on a new set of programming instructions called "API's" which eBay released for the first time earlier this year. We ran into some initial delays in the development of the software due to uncertainties surrounding the launch of the API's but I am pleased to report that we are close to finishing the first version of our new product called "Auction Star" (pending the trademark process). This product will open up new revenue and profit opportunity based on the successful completion of auctions placed by our customers. The business model for Auction Star we have in place now is actually significantly better than the one we envisioned in late 2000. However, this is a product and service that will take time to roll out. There is an education component with our customers. I don't expect the Auction Star product along with the eBay alliance to contribute to profits in the coming year, but it could offer significant upside in subsequent years.

MicroBiz Acquisition Finally Working

The MicroBiz acquisition, which we completed approximately 18 months ago, did not work out the way we hoped it would. For the full fiscal year MicroBiz was a big contributor to our losses. The short story is that we made some inaccurate assumptions going into the acquisition, caught the company at the start of a market downturn and failed to execute with the original structure of the company. As a result, we made major changes this past year at MicroBiz. The easiest way to sum up those changes is that MicroBiz is now a CAM product line rather than a separate company. This resulted in structural and strategic changes in relation to MicroBiz. We have added recurring service revenue that did not exist at the beginning of the year along with doing a better job at matching resources to expected revenues. MicroBiz should make a positive contribution to CAM's results in 2002.

Impact of Economic Conditions

There is no question that declining economic conditions have hurt the small retailer and thus limited some of our opportunities in the short term. However, CAM is in a very strong position financially in relation to our competitors and in fact we have seen a number of competitors either go out of business or substantially pull back their marketing efforts and thus their presence in the market place. Many of them have contacted us about selling out or about some kind of

LETTER TO SHAREHOLDERS CONT.
--------------------------------------------------------------------------------


survival partnership. In the mean time we continue to expand our marketing and sales efforts, invest in new products and create new market opportunities.

While it is impossible to know for sure, it is my expectation that we will see a few tough months followed by a general pick up in the market. We have improved our operational efficiencies and continue to increase our recurring revenues. Furthermore we wrote off a large chunk of our soft assets this past year, such as the goodwill on our balance sheet associated with the MicroBiz acquisition. The net result is that we are in a much better position going into 2002 than last year in terms of our profit opportunities.

Focus in 2002

We are focused on building recurring revenue streams. These include service revenue related to our thousands of system customers, X-Charge processing services, eBay, i.STAR, etc.

We are concentrating on growing the customer base as quickly as we can. We have found some new ways to increase the number of retailers and small businesses adopting our Retail ICE product. This is our single user, single location retailing system we offer for a nominal shipping and handling fee. We are also planning some new marketing strategies focused on greatly increasing our brand awareness within our target markets.

We are committed to customer satisfaction in every area of our business from software development to accounting. We have internal initiatives in most areas of our company focused on obtaining the highest possible level of customer satisfaction.

We are emphasizing product knowledge and selling skills within our sales force. We believe our products are both unique and second to none. The breadth of our product offering to our target market is something we feel that no company can currently match, nor do we see this changing in the foreseeable future. Furthermore, we have the greatest number of sales leads the company has ever seen. It is now up to our outside sales force to take advantage of this enviable combination, thus the focus on product knowledge and selling skills.

We are targeting market opportunities that offer us "leverage", in that they give us the ability to reach a much greater audience than we could do on our own for our products and services. The CPA partnership program and the eBay alliance are both examples of this strategy.

Finally, we are dedicated to improving our own corporate culture, by retaining and hiring those individuals who possess not only high skill levels for their profession but also bring enthusiasm and a positive outlook to our company. We are working behind the scenes in many specific ways to make our company as customer and employee friendly as possible. It is a never ending pursuit but one we think is as important as any other to the long term success of the company.

Summary

After more than 18 years since founding CAM, I would love to be able to report that we are farther along than we are in building our company. We have not yet realized on a consistent basis the type of sales and earnings growth that both we and our investors want. I could tell you what a difficult business we are in, but aren't they all? What I can tell you is that we are better as a company today than we have ever been in almost every way. I have seen dramatic improve-ments this past year in our company even though they might not yet be evident by reading the financial statements. I think the key to us finally achieving a consistent level of financial success is the recurring revenue streams we are building. If you use the razor and the razor blade analogy, our system offerings are the razor and the add-on revenue streams like service, eBay, X-Charge, i.STAR, etc. are the razor blades. Right now we are not moving enough razor blades to cover the razors but we can see that changing based on the strategic initiatives we have in place along with their progress to date.

Personally, I am as committed and enthusiastic as I have ever been about our company and our longer-term prospects. I am optimistic that we will make significant progress towards our goals in the coming year. I want to sincerely thank those of you that have provided encouragement and been understanding with the time it is taking for us to turn our strategic plans and vision into a meaningful return on investment for our shareholders. I can assure you that your management team is working very hard to make CAM the most successful company it can be.

Best Regards,

Geoff Knapp
Chairman & CEO
CAM Commerce Solutions, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------


Results of Operations

Fiscal 2001 Compared with Fiscal 2000

Net revenues for the year ended September 30, 2001 decreased 3% to $20.8 million, consisting of an 8% decrease in system revenues, and a 19% increase in service revenues compared to the year ended September 30, 2000. The decrease in system revenues was due to lower sales of new systems to the vertical market of Profits and CAM products in comparison to the higher amount of system upgrades sold in fiscal 2000. This decrease was slightly offset by an increase in sales of the Company's Retail Star product, supplies, and MicroBiz software. The increase in service revenues was related to the acquisition of the MicroBiz and WorkPro customer bases.

Gross margin on system revenues for the fiscal year ended September 30, 2001 was 49% compared to 44% for the same period of 2000. The increase in gross margin for system revenues was due to the lower costs of computer equipment in addition to a higher percentage of software sales and X-Charge credit card processing fees. Software sales and credit card processing fees yield a higher gross margin overall than other peripheral equipment and hardware sales. Gross margin on service revenue for the year ended September 30, 2001 was 48% as compared to gross margin of 45% for the year ended September 30, 2000. The increase in gross margin for service revenue is related to the acquisition of the WorkPro customer base, which yielded higher margins due to lower costs to support this product.

Selling, general and administrative expenses plus asset impairment charge expressed as a percentage of net revenues increased to 61% for the year ended September 30, 2001 as compared to 43% for the same period of 2000. Selling, general and administrative expenses plus asset impairment charge for the year ended September 30, 2001 totaled $12,562 as compared to $9,149 for the year ended September 30, 2000. The increase was related to the one-time charge for the write down of certain intangible assets and the increases in payroll expense, travel expenses, trade show expense, insurance expense, and telephone expense.

Research and development expense for the year ended September 30, 2001 totaled $1,948 compared to $1,744 for the year ended September 30, 2000. The increase was attributed to an increase in research and development expense related to Retail Star and the development of new products.

Income taxes, the estimated tax benefit rate for the year ended September 30, 2001 was 4% as compared to the effective tax benefit rate of 34% for the year ended September 30, 2000. The decrease in the effective tax benefit rate is primarily due to an increase in the valuation allowance and nondeductible goodwill amortization.

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

Research and development expense increased 62% to $1,744 for the year ended September 30, 2000, from $1,075 for the same period in 1999. The increase was attributed to an increase in research and development expenses related to Re-tail Star and the development of new products, including the hiring of additional programmers related to the acquisition of the Cubig accounting software product.

Income Taxes, the estimated tax benefit rate for the year ended September 30, 2000 was 34% as compared to the effective tax rate of 35% for the year ended September 30, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------


Liquidity and Capital Resources

The Company's cash and cash equivalents totaled $9,451 on September 30, 2001 compared to $10,444 on September 30, 2000. The Company generated cash of $249 from operations in fiscal September 30, 2001 compared to using cash of $483 in fiscal 2000. The Company expended $678 of cash in fiscal 2001 compared to cash expenditures of $729 in fiscal 2000 for the purchase of fixed assets and capitalized software. The Company spent $600 for the acquisition of WorkPro and received $36 in proceeds from the exercise of stock options in fiscal 2001.

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

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                   SEPTEMBER 30,
                                                                               ----------------------
                                                                                 2001          2000
                                                                               ----------------------
ASSETS

Current assets:
    Cash and cash equivalents                                                  $  9,451      $ 10,444
    Accounts receivable, net of an allowance for doubtful accounts of
        $250 in 2001 and $310 in 2000                                             2,262         1,782
    Inventories                                                                     465           696
    Other current assets                                                            500           893
                                                                               ----------------------
       Total current assets                                                      12,678        13,815
Property and equipment, net                                                         763           922
Intangible assets, net                                                            1,323         3,262
Other assets                                                                        408           297
                                                                               ----------------------
Total assets                                                                   $ 15,172      $ 18,296
                                                                               ======================

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                           $    733      $    644
    Accrued compensation and related expenses                                       522           477
    Customer deposits and deferred service revenue                                1,084           854
    Other accrued liabilities                                                       255           373
                                                                               ----------------------
       Total current liabilities                                                  2,594         2,348

Deferred income taxes                                                               376            91

Commitments and contingencies (note 4)
Stockholders' equity:
     Common stock, $.001 par value, 12,000 shares authorized, 3,023 shares
       issued and outstanding in 2001 and 3,012 shares in 2000                        3             3
     Paid-in capital in excess of par value                                      13,628        13,592
     Notes receivable for purchase of common stock                                   --            (7)
     Retained earnings (deficit)                                                 (1,429)        2,269
                                                                               ----------------------
       Total stockholders' equity                                                12,202        15,857
                                                                               ----------------------
Total liabilities and stockholders' equity                                     $ 15,172      $ 18,296
                                                                               ======================

See accompanying notes.

STATEMENT OF CONSOLIDATED OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                                      YEARS ENDED SEPTEMBER 30,
                                                                 ------------------------------------
                                                                   2001          2000          1999
                                                                 ------------------------------------
Revenues
    Net system revenues                                          $ 15,293      $ 16,706      $ 23,078
    Net service revenues                                            5,464         4,605         4,669
                                                                 ------------------------------------
       Total net revenues                                          20,757        21,311        27,747
                                                                 ------------------------------------

Costs and Expenses
    Cost of system revenues                                         7,754         9,425        12,967
    Cost of service revenues                                        2,845         2,528         2,455
                                                                 ------------------------------------
       Total cost of revenues                                      10,599        11,953        15,422
    Selling, general and administrative expenses                   10,663         9,149         9,086
    Research and development expenses                               1,948         1,744         1,075
    Asset impairment charge                                         1,899            --            --
    Interest income                                                  (493)         (400)         (126)
                                                                 ------------------------------------
       Total costs and expenses                                    24,616        22,446        25,457
                                                                 ------------------------------------
Income (loss) before taxes                                         (3,859)       (1,135)        2,290
Provision (benefit) for income taxes                                 (161)         (389)          810
                                                                 ------------------------------------
Net income (loss)                                                $ (3,698)     $   (746)     $  1,480
                                                                 ====================================
Basic net income (loss) per share                                $  (1.22)     $   (.28)     $    .69
                                                                 ====================================
Diluted net income (loss) per share                              $  (1.22)     $   (.28)     $    .59
                                                                 ====================================
Shares used in computing basic net income (loss) per share          3,020         2,644         2,157
                                                                 ====================================
Shares used in computing diluted net income (loss) per share        3,020         2,644         2,519
                                                                 ====================================


See accompanying notes.

STATEMENTS OF CONSOLIDATED CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                YEARS ENDED SEPTEMBER 30,
                                                                           ------------------------------------
                                                                             2001          2000          1999
                                                                           ------------------------------------
Operating activities:
    Net income (loss)                                                      $ (3,698)     $   (746)     $  1,480
    Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
       Depreciation and amortization                                          1,477           929           735
       Asset impairment charge                                                1,899            --            --
       Provision for doubtful accounts                                          (60)          (70)          145
       Decrease in notes receivable/other assets                                 --            --             8
       Net change in operating assets and liabilities                           631          (596)          868
                                                                           ------------------------------------
Cash provided by (used in) operating activities                                 249          (483)        3,236
                                                                           ------------------------------------

Investing activities:
    Purchase of property and equipment                                         (439)         (438)         (770)
    Capitalized software development costs                                     (239)         (291)         (532)
    Business acquisitions                                                      (600)       (1,800)           --
                                                                           ------------------------------------
Cash used in investing activities                                            (1,278)       (2,529)       (1,302)
                                                                           ------------------------------------

Financing activities:
    Proceeds from equity private placement                                       --         7,579            --
    Proceeds from exercise of stock options                                      36           828           303
                                                                           ------------------------------------
Cash provided by financing activities                                            36         8,407           303
                                                                           ------------------------------------
Net increase (decrease) in cash and cash equivalents                           (993)        5,395         2,237
Cash and cash equivalents at beginning of year                               10,444         5,049         2,812
                                                                           ------------------------------------
Cash and cash equivalents at end of year                                   $  9,451      $ 10,444      $  5,049
                                                                           ====================================


See accompanying notes.

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999 (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                     NOTES
                                                                     PAID-IN     RECEIVABLE FOR
                                            COMMON STOCK           CAPITAL IN     PURCHASE OF       RETAINED
                                       -----------------------    EXCESS OF PAR      COMMON         EARNINGS
                                        SHARES         AMOUNT         VALUE          STOCK          (DEFICIT)        TOTAL
                                       -------------------------------------------------------------------------------------
Balance at September 30, 1998             2,139       $      2       $  4,283       $    (23)       $  1,535        $  5,797
Issuance of common stock
  upon exercise of stock options             74             --            303             --              --             303
Notes receivable write-off                   --             --             --              8              --               8
Net and comprehensive income                 --             --             --             --           1,480           1,480
                                       -------------------------------------------------------------------------------------
Balance at September 30, 1999             2,213              2          4,586            (15)          3,015           7,588
Issuance of common stock
  upon exercise of stock options            269             --            828             --              --             828
Issuance of units
  for private placement                     500              1          7,578             --              --           7,579
Issuance of common stock for
  software and licensing rights              30             --            600             --              --             600
Notes receivable write-off                   --             --             --              8              --               8
Net and comprehensive
  income (loss)                              --             --             --             --            (746)           (746)
                                       -------------------------------------------------------------------------------------
Balance at September 30, 2000             3,012              3         13,592             (7)          2,269          15,857
Issuance of common stock
  upon exercise of stock options             11             --             36             --              --              36
Notes receivable write-off                   --             --             --              7              --               7
Net and comprehensive loss                   --             --             --             --          (3,698)         (3,698)
                                       =====================================================================================
Balance at September 30, 2001             3,023       $      3       $ 13,628       $     --        $ (1,429)       $ 12,202
                                       =====================================================================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS, AND PRESENTATION

CAM Commerce Solutions Inc., (CAM or the Company), (formerly known as CAM Data Systems, Inc.) provides total commerce solutions for small to medium size, traditional and web retailers that are based on the Company's open architecture software products for managing inventory, point of sale, sales transaction processing and accounting. In addition to software, these solutions often include hardware, installation, training, service and consulting provided by the Company. The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiary. Effective April 1, 2001 CAM Commerce Solutions, Inc. dissolved its wholly owned subsidiary Microbiz Corporation ("MicroBiz") and have incorporated the product and operations into CAM. All significant intercompany balances and transactions have been eliminated.

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

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:

                                           SEPTEMBER 30,
                                        ------------------
                                         2001        2000
                                        ------------------
Computer equipment and furniture        $2,210      $2,066
Automobiles                                 64          64
Demonstration and loaner equipment         207         223
                                        ------------------
                                         2,481       2,353

Less accumulated depreciation            1,718       1,431
                                        ------------------
                                        $  763      $  922
                                        ==================

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.

LONG-LIVED ASSETS

Statement of Financial Accounting Standards No. 121 , Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), requires impairment losses to be recorded on long-lived assets used in operations when indicators of asset impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

During the quarter ended June 30, 2001, the Company performed a review for impairment of all long-lived assets. Based on its evaluation, the Company determined that all long-lived assets related to MicroBiz were fully impaired and other long-lived assets related to ICS and capitalized software were partially impaired. As a result, the Company recorded an impairment charge of $1,899. The Company believes no additional impairment exists related to the long-lived assets at September 30, 2001.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


REVENUE RECOGNITION POLICY

The Company derives revenues from the sale of computer hardware, computer software, post contract customer support (PCS), installation and consulting services. Revenue from hardware and software sales is recognized at the time of shipment. Revenue allocable to PCS is recognized ratably on a monthly basis over the period of the service contract. Consulting revenue is recognized in the period the service is performed. The Company defers and recognizes installation revenue upon completion of the installation process.

The Company adopted Staff Accounting Bulletin No 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which clarifies certain existing accounting principles for the timing of revenue recognition and its classification in the financial statements, in the first quarter of fiscal 2001. The adoption of SAB 101 had no material impact on the Company's results of operations or financial position.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001 the FASB issued Statement No. 141, Business Combinations ("Statement 141"), and No. 142, Goodwill and Other Intangible Assets ("Statement 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests in accordance with Statement 142. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning the first quarter of fiscal 2002. Based on the Company's current goodwill level, amortization expense will decrease by approximately $122,000 annually beginning October 1, 2001.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", ("Statement 144") effective for fiscal years beginning after December 15, 2001. Under Statement 144 assets held for sale will be included in discontinued operations if the operations and cash flows will be or have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Company is planning to adopt Statement 144 in its fiscal year beginning October 1, 2001. The Company believes the adoption of Statement 144 will not have a material impact on the Company's results of operations or financial position.

PER SHARE INFORMATION

Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income
(loss) available to common shareholders by the weighted average number of common shares outstanding and common equivalent shares outstanding for the period. Common equivalent shares include stock options assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted earnings per share if their effect is anti-dilutive.

The computation of basic and diluted earnings per share for the three years ended September 30, 2001, 2000, and 1999 is as follows:

                                           YEARS ENDED SEPTEMBER 30,
                                     --------------------------------------
                                       2001           2000           1999
                                     --------------------------------------
Numerator:
Net income (loss)
  for basic and diluted
  net income (loss) per share        $ (3,698)      $   (746)      $  1,480
                                     --------------------------------------
Denominator:
Weighted-average shares
  outstanding                           3,020          2,644          2,157
                                     --------------------------------------
Denominator for basic net
  income (loss) per share -
  weighted-average shares               3,020          2,644          2,157
Effect of dilutive securities:
Stock options                              --             --            362
                                     --------------------------------------
Denominator for diluted
  net income (loss) per share -
  weighted-average shares
  and assumed conversions               3,020          2,644          2,519
                                     --------------------------------------
Basic net income
  (loss) per share                   $  (1.22)      $   (.28)      $    .69
                                     ======================================
Diluted net income
  (loss) per share                   $  (1.22)      $   (.28)      $    .59
                                     ======================================

ADVERTISING

The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 2001, 2000, and 1999 were $863, $773 and $326, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures are expensed in the period incurred.

STATEMENTS OF CASH FLOWS

Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                     YEARS ENDED SEPTEMBER 30,
                                 ------------------------------------
                                   2001          2000          1999
                                 ------------------------------------
Decrease (increase) in:
  Accounts receivable            $   (420)     $  1,727      $   (575)
  Inventories                         231            67          (141)
  Other current assets                393          (820)           (7)
  Other assets                       (104)          302           (15)
Increase (decrease) in:
  Accounts payable                     89        (1,000)          454
  Accrued compensation                 45          (633)          545
  Customer deposits                   230           (45)          375
  Other accrued liabilities           167          (194)          232
                                 ------------------------------------
Net changes in operating
  assets and liabilities         $    631      $   (596)     $    868
                                 ====================================

STOCK OPTION PLANS

The Company intends to continue to account for employee stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and has made pro forma disclosures as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123).

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

RECLASSIFICATIONS

Certain reclassifications have been made to the 2000 financial statements to conform with the fiscal 2001 presentation.

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

Intangible assets are stated at cost and consist of the following:

                                      SEPTEMBER 30,
                                   ------------------
                                    2001        2000
                                   ------------------
Capitalized software costs         $2,856      $2,617
Goodwill                            2,617       2,037
                                   ------------------
                                    5,473       4,654

Less:
     Accumulated amortization       2,251       1,392
     Asset impairment charge        1,899          --
                                   ------------------
                                   $1,323      $3,262
                                   ==================

During the current year, the Company capitalized $239 in software costs related to the CAM and Star products.

Amortization of capitalized software costs and goodwill, charged to cost of sales and expense for the years ended September 30, 2001, 2000 and 1999, were $859, $362, and $131, respectively.

In November 2000, the Company acquired the customer base, source code and application code for the Work Pro software. The acquisition was accounted for using the purchase method of accounting. The total amount of cash paid was $600 for the purchase of both intangible and tangible assets, of which $580 has been capitalized as an intangible asset. This intangible asset is being amortized over a five-year period. Effective October 1, 2001 this intangible asset will no longer be amortized, but instead will be subject to annual impairment tests in accordance with Statement 142. Work Pro software is used by customers in the retail paint store industry.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


3. Income Taxes

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The provision (benefit) for income taxes consists of the following:

                                 YEARS ENDED SEPTEMBER 30,
                               ------------------------------
                                2001        2000        1999
                               ------------------------------
Current:
  Federal                      $   --      $ (684)     $  708
  State                           (70)         25         164
                               ------------------------------
                                  (70)       (659)        872

Deferred:
  Federal                        (135)        279         (92)
  State                            44          (9)         30
                               ------------------------------
                                  (91)        270         (62)
                               ==============================
Total provision (benefit)      $ (161)     $ (389)     $  810
                               ==============================

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense (benefit) is as follows:

                                        YEARS ENDED SEPTEMBER 30,
                                  --------------------------------------
                                    2001           2000           1999
                                  --------------------------------------
Income tax at statutory rate      $ (1,312)      $   (386)      $    779
Increases (decreases)
  in taxes resulting from:
  Change in
    valuation allowance                639             (3)          (166)
  Research and development
    tax credit                         (95)           (89)           (32)
  State income taxes,
    net of federal benefit             (17)            10            128
  Nondeductible goodwill               570             28             --
  Other, net                            54             51            101
                                  --------------------------------------
                                  $   (161)      $   (389)      $    810
                                  ======================================

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                    SEPTEMBER 30,
                                        --------------------------------------
                                          2001           2000           1999
                                        --------       --------       --------
Deferred tax assets:
  Accruals not currently
    deductible for tax                  $    400       $    244       $    226
  Book depreciation in excess
    of tax depreciation                       71             24             (6)
  R & D tax
    credit carryforwards                     211            112             --
  Net operating loss
    carryforwards                          1,890          1,642             --
                                        --------------------------------------
  Total deferred tax assets                2,572          2,022            220
  Valuation allowance
    for deferred tax assets               (2,378)        (1,584)            --
                                        --------------------------------------
                                             194            438            220

Deferred tax liabilities:
  Software costs capitalized
    for book purposes                       (194)          (529)           (41)
                                        --------------------------------------
Net deferred tax asset (liability)      $     --       $    (91)      $    179
                                        ======================================

At September 30, 2001 the balance sheet contained deferred tax asset of $376, which was included in other current assets, and deferred tax liability of $376. This resulted in a net deferred tax asset of $0. Income taxes paid were $0, $426, and $768 during the years ended September 30, 2001, 2000 and 1999, respectively.

The Company has provided a valuation allowance against a portion of its deferred tax assets due to uncertainties surrounding their realization. At September 30, 2001, federal and state net operating loss carryforwards were $4.8 million and $3.2 million, respectively. Federal net operating loss carryforwards begin to expire in 2020, while state operating loss carryforwards begin to expire in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


4. Commitments and contingencies

The Company is committed at September 30, 2001 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

YEARS ENDING SEPTEMBER 30,
--------------------------
2002           $  455
2003              497
2004              502
2005              507
2006              512
Thereafter        318
--------------------------
               $2,791
==========================

Total rent expense for the years ended September 30, 2001, 2000 and 1999 was $565, $437 and $444, respectively.

In June 1997, the Company entered into a lease agreement with an officer of the Company to lease a building for a term of ten years, at current fair market value rates. The total original commitment under this lease term was $1.3 million. Rent expense incurred under this lease for the years ended September 30, 2001, 2000 and 1999 totaled $144, $136 and $136, respectively.

5.  Stock options

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

In April 1993, the stockholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,154 options granted under the 1993 Plan as of September 30, 2001. The company has 788 shares reserved for issuance related to the plan.

In April 2000, the Company's Board of Directors approved the Company's 2000 Stock Option Plan (the "2000 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 500 shares of the Company's common stock. The term of the plan is unlimited in duration. There have been 319 options granted under the plan as of September 30, 2001. The Company has 500 shares reserved for issuance.

A summary of stock option activity follows:

                                             WEIGHTED        WEIGHTED
                                             AVERAGE         AVERAGE
                             NON-ISO         EXERCISE       FAIR VALUE
                             SHARES           PRICE         OF OPTIONS
                            ------------------------------------------
Outstanding at
  September 30, 1998             815         $   2.89
  Granted                        185         $   4.58        $   1.54
  Exercised                      (74)        $   3.85
  Expired                        (32)        $   3.52
                            -----------------------------------------

Outstanding at
  September 30, 1999             894         $   3.14
  Granted                        356         $   8.40        $   3.15
  Exercised                     (269)        $   3.07
  Expired                        (45)        $  17.76
                            -----------------------------------------

Outstanding at
  September 30, 2000             936         $   4.45
  Granted                        324         $   3.92        $   2.31
  Exercised                      (11)        $   3.44
  Expired                       (177)        $   7.06
                            -----------------------------------------

Outstanding at
  September 30, 2001           1,072         $   3.87
                            =========================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at September 30, 2001:

                                             WEIGHTED
                                             AVERAGE
                                             REMAINING       WEIGHTED
                                 NUMBER     CONTRACTUAL       AVERAGE
OUTSTANDING:                  OUTSTANDING      LIFE        EXERCISE PRICE
                              -------------------------------------------
Range of Exercise Prices

  $1.75 to $3.00                  358           5.3           $ 2.47
  $3.13 to $7.00                  702           8.2           $ 4.40
  $9.19 to $15.00                  12           8.3           $14.03
                              ======================================

                                                          WEIGHTED
                                     NUMBER               AVERAGE
EXERCISABLE:                       EXERCISABLE         EXERCISE PRICE
                                   ----------------------------------
Range of Exercise Prices
  $1.75 to $3.00                      329                 $ 2.46
  $3.13 to $7.00                      401                 $ 4.41
  $9.19 to $15.00                       5                 $13.90
                                   -----------------------------
                Total:                735                 $ 3.60
                                   =============================

The weighted-average remaining contractual life of stock options outstanding at September 30, 2001, 2000 and 1999 was 7.2 years, 7.5 years and 7.3 years, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999; risk free interest rate of 4.5%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .600, .577 and .337; and a weighted-average life of each option of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                  2001           2000           1999
                                --------------------------------------
Pro forma earnings (loss)       $ (4,213)      $ (1,011)      $  1,280
Pro forma basic earnings
    (loss) per share            $  (1.40)      $   (.38)      $    .59
Pro forma diluted earnings
    (loss) per share            $  (1.40)      $   (.38)      $    .51

6. BENEFIT PLAN

The Company sponsors a 401(k) Plan for all eligible employees. The costs for the benefit plan totaled $16 for the year ended September 30, 2001. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. There was no contribution made in fiscal 2001.

7. EQUITY PRIVATE PLACEMENT

In March 2000, the Company closed an $8 million equity private placement with a group of institutional investors. The units sold in the private placement were sold at a price of $16 per unit, with registration rights that called for the shares to be registered within 90 days of the closing. Each unit was comprised of 1 share of common stock and a warrant to purchase .7 of one share. The agreement on pricing for the private equity placement was based on a 60-day trailing average of the closing price of the Company's stock less 15% or $16 per share, whichever was greater at the time of the close. After expenses, net proceeds to the Company were approximately $7.6 million. The Company received $4 million in funding upon the close and an additional $4 million after the shares were registered with the Securities and Exchange Commission. Under the agreement, each purchaser of ten shares of common stock in the private placement also received "warrants" to purchase an additional seven shares. At September 30, 2001 there are warrants outstanding for 175,000 shares exercisable at $24.94 per share, and 175,000 shares exercisable at $8.44 per share. The warrants have a 5 year life and expire September 2005. Proceeds, if any, will be used for general working capital requirements and to expand the Company's market share.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------


Board of Directors
CAM Commerce Solutions, Inc.

We have audited the accompanying consolidated balance sheets of CAM Commerce Solutions, Inc. as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Commerce Solutions, Inc. at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.


                                                  /s/ Ernst & Young LLP
Orange County, California
November 9, 2001


STOCK AND DIVIDEND DATA
--------------------------------------------------------------------------------


The common stock of CAM Commerce Solutions, Inc., is traded on the Nasdaq National Market under the Nasdaq symbol CADA. Prior to February 18, 2000, the common stock was traded over the counter on the Nasdaq SmallCap Market. The quarterly market price information shown below represents the high and low sales prices for the periods and the high and low bid quotations for the periods. High and low bid quotations reflect inner-dealer prices, without retail mark up, markdown or commission and may not represent actual transactions.

   FISCAL YEAR ENDED SEPTEMBER 30, 2001                        FISCAL YEAR ENDED SEPTEMBER 30, 2000
        QUARTER ENDED:             HIGH           LOW               QUARTER ENDED:       HIGH          LOW
   ----------------------------------------------------        ---------------------------------------------
           December 31            $  5.00       $  2.75             December 31         $  27.50     $  8.25
           March 31                 5.375         3.125             March 31              28.875       13.00
           June 30                   4.68          3.20             June 30                17.00       4.938
           September 30              4.60          2.20             September 30           7.875       4.625

As of December 10, 2001, there were approximately 200 holders of record of the Company's common stock. The Company estimates there are in excess of 800 beneficial owners of the Company's common stock.

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

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                     2001 FISCAL QUARTER ENDED
                                         -------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA.     DEC 31        MAR 31        JUNE 30       SEPT 30
                                         -------------------------------------------------
Net system and service revenues          $ 5,174       $ 5,077       $ 4,978       $ 5,528
Gross profit                               2,499         2,342         2,464         2,853
Income (loss) before taxes                  (614)         (969)       (2,334)           58
Net income (loss)                           (614)         (969)       (2,334)          219
Basic net income (loss) per share           (.20)         (.32)         (.77)          .07
Diluted net income (loss) per share         (.20)         (.32)         (.77)           07
                                         =================================================


                                                     2000 FISCAL QUARTER ENDED
                                         -------------------------------------------------
                                         DEC 31        MAR 31        JUNE 30       SEPT 30
                                         -------------------------------------------------
Net system and service revenues          $ 6,639       $ 5,290       $ 4,961       $ 4,421
Gross profit                               3,082         2,412         2,097         1,767
Income (loss) before taxes                   339          (272)         (257)         (945)
Net income (loss)                            220          (175)         (201)         (590)
Basic net income (loss) per share            .10          (.07)         (.07)         (.20)
Diluted net income (loss) per share          .08          (.07)         (.07)         (.20)
                                         =================================================

IN THOUSANDS, EXCEPT PER-SHARE DATA                          2001           2000           1999          1998          1997
                                                           ------------------------------------------------------------------
Net system and service revenues                            $ 20,757       $ 21,311       $ 27,747      $ 18,781      $ 17,480
Income (loss) before taxes                                   (3,859)        (1,135)         2,290           241           257
Net income (loss)                                            (3,698)          (746)         1,480           167           177
Basic net income (loss) per share                             (1.22)          (.28)           .69           .08           .09
Diluted net income (loss) per share                           (1.22)          (.28)           .59           .08           .08
Total assets                                                 15,172         18,296         11,899         8,502         7,608
Working capital                                              10,084         11,467          5,013         3,804         3,726
Long-term debt                                                   --             --             --            --            --
Stockholders' Equity                                       $ 12,202       $ 15,857       $  7,588      $  5,797      $  5,284
Shares used in computing net income (loss) per share:
                        Basic:                                3,020          2,644          2,157         2,092         1,990
                      Diluted:                                3,020          2,644          2,519         2,160         2,155
                                                           ==================================================================

COMPANY INFORMATION
--------------------------------------------------------------------------------


BOARD OF DIRECTORS                      REGISTRAR AND TRANSFER AGENT

Geoffrey D. Knapp                       American Stock Transfer Company
Chairman and Chief Executive Officer    59 Maiden Lane
CAM Commerce Solutions, Inc.            New York, NY 10007

David Frosh                             INDEPENDENT AUDITORS
President
Sperry Van Ness                         Ernst & Young LLP
                                        18111 Von Karman Avenue Suite 1000
Walter Straub                           Irvine, CA 92612
Chief Executive Officer
Rainbow Technologies                    SECURITIES COUNSEL

Corley Phillips                         Haddan & Zepfel LLP
Investor                                4675 MacArthur Court #710
                                        Newport Beach, CA 92660
Scott Broomfield
Chief Executive Officer                 GENERAL COUNSEL
Visual, Inc.
                                        Lundell & Spadafore
OFFICERS                                1065 Asbury Street
                                        San Jose, CA 95126
Geoffrey D. Knapp
Chief Executive Officer                 FORM 10-K

Greg Freeze                             A copy of the Company's annual report on
Chief Operating Officer                 Form 10-K, (without exhibits), as filed
                                        with the Securities and Exchange
Paul Caceres Jr.                        Commission, will be furnished to any
Chief Financial Officer                 stockholder free of charge upon written
                                        request to the Company's Corporate
CORPORATE OFFICE                        Finance Department.

17520 Newhope Street
Fountain Valley, CA 92708
(714) 241-9241
Facsimile: (714) 241-9893
Internet address: http://www.camcommerce.com



18