Form 10-K, Exhibit 13
period 2002-09-30
CAM COMMERCE SOLUTIONS INC
filed 2002-12-20
CIK 819334

                                                                      Exhibit 13


LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------
Dear Shareholder,

                                                    [PHOTO OF GEOFFREY D. KNAPP]

                                                               Geoffrey D. Knapp
                                                                     Founder and
                                                         Chief Executive Officer

In 2002, we continued to make progress against our strategic plan under difficult market conditions. We got off to a weak start, but the last two quarters gave us a strong finish. The Company was profitable in fiscal 2002, albeit with the help of a $715,000 gain from the sale of our Access Retail Management business in May.

One of our stated goals is to build high margin recurring revenues and to become less dependent on new system sales. We made progress towards this goal. Another stated goal is to be a "total infrastructure provider" for the automation needs of the small- to medium-size retailer. The Company made significant progress towards this goal with the introduction of new products and significant new versions of existing products. Hundreds of new customers were added (thousands if you count those retailers adopting our Retail ICE Software). During this downturn in the economy and our market, we were focused on being fiscally conservative. This strengthened our already strong balance sheet during the year, increasing our cash position and marketable securities to $10.6 million from $9.5 million. The Company also achieved significant increases in gross margins during the year and controlled expenses.

All things considered, we had a good year. Most importantly, we put ourselves in a position to achieve greater success going forward without any material improvement in the market or economy. I am very proud of what our dedicated employees accomplished in what is certainly the most difficult market environment we have encountered since becoming a public company in 1987.

MARKET CONDITIONS

Sales of new systems were very slow for the vast majority of our market. I am not aware of any meaningful competitor that experienced strong results in this area. Retailers overall were cautious with new technology spending and were putting off major purchase decisions if they could.

In my opinion, the Y2K hangover is not completely over for our market. In 1999, many retailers purchased new systems and major upgrades to become Y2K compliant. The small retailer's purchasing cycle for new systems is 5 to 7 years, with many keeping systems much longer. The majority of systems in use by small retailers are still legacy systems that will eventually need to be upgraded, but this shows the resistance to purchasing new systems that many retailers exhibit unless there is a compelling reason to change.

In general, the small retailer has been under pressure for several years now from the "big box" retailers and category killers. When Wal-Mart moves into a small town, a certain number of small retailers eventually go out of business. There has also been a trend towards consolidation among small regional chains. The result has been that the number of retailers that fit the sweet spot for our target market has declined, while at the same time there are at least as many competitors as there have ever been. On the positive side, our market share has increased, but the net result has still been a decline in new system sales in terms of total dollars.

As a result of the more challenging market conditions, our average traditional competitor is weaker and many are clearly struggling to survive. Major competitors are still selling products based on very outdated technology and a lack of resources appears to have kept them from opening new markets and bringing their products up-to-date. At the same time, we have been able to continue to make strong investments in our products and company. I feel this has created a situation where the gap between our products and services and those of the majority of our competitors has widened to our advantage. I expect this to help us increase market share as we go forward.

Furthermore, we are the only company of any size providing our products and services to our core market on a direct basis. The direct model allows us to benefit from recurring revenue streams to a much greater extent than our competitors, who sell primarily through resellers. Our recurring revenues from our services alone are greater than the total sales of almost all of our competitors.

REVENUE TRENDS

While new sales were lower year-to-year, service revenue was up. A very positive trend is the run rate on our X-Charge payment processing revenues, which doubled from the beginning to the end of the year. We now have well over 1,000 customers signed up on this service and we are deriving more than $1 million annually in processing fees. This has been a successful, high margin business for us. And, we are focused on continuing its strong growth.

LETTER TO SHAREHOLDERS CONT.
--------------------------------------------------------------------------------

Our primary vehicle for increasing X-Charge's growth on an ongoing basis is the development of a reseller channel. Recently, we launched the X-Charge reseller effort and to date have more than 50 resellers who have either committed to the program or have indicated their intention to commit to the program. Our ability to achieve "significant" long term success with X-Charge will be dependent on signing up "productive" resellers and maintaining those relationships.

In an effort to continue to create and grow high margin, recurring revenue opportunities, we are currently working on expanding our X-Charge offering to provide retailers the ability to do direct debit card processing, signature capture and gift cards. These are all products we expect to deliver in the coming months, and each of these products has a corresponding recurring revenue opportunity.

Over the past year we launched a new product called "A-Trade". This product provides retailers the ability to integrate their Retail STAR and Retail ICE system to eBay's trading system, utilizing eBay's licensed API's. While still exciting in its long term potential, we are finding that we have to help create the market rather than serve one that already exists. Only a tiny fraction of our customers utilize eBay or are exceptionally familiar with how eBay works. What this means is that we have to educate customers one at a time. Eventually, we expect this market to gain momentum, as eBay offers a wonderful opportunity for our customers to dispose of hard-to-sell merchandise and to develop new sales channels. Our software is currently working in the market place and we are in the process of building success stories that we hope will drive future business. We don't expect A-Trade to have any material effect on short-term revenues and profit.

While it is impossible to predict, it does seem like the decline in new system sales has bottomed out. We are not expecting any material improvement in this area in the short term. As I have stated in the past, it is our goal and expectation to succeed without seeing any meaningful change in market conditions.

LOOKING FORWARD

After 15 years of being a public company we know that investors want to know why they should expect us to succeed to a greater degree now than in the past. They want to know what they have to get excited about. One of the most valuable assets we have after 20 years of being in business is our very large customer base. Our ability to provide our customers with new ways to do business that significantly enhance their profitability, while simplifying their operations, while at the same time creating high margin, recurring revenue opportunities for CAM is the key to our future success. We don't expect any meaningful growth in the short term in system sales to small retailers. That is not to say they we don't see pockets of opportunity and that we don't believe we can grow this area of our business. We just don't think it will provide the type of excitement and returns that our shareholders are looking for. However, new system sales are the basis for producing the recurring revenues I have talked about. The system sale has become the "razor" while the services have become the razor blade. The services offer us the higher growth and higher profit opportunities.

We are very early into our reseller program, but the primary opportunity that we see is for developing resellers that are built around our software products that allow resellers to build their own recurring revenue opportunities. The reseller channel offers tremendous leverage if we can create a formula for success. It is a business that is independent of our traditional systems business and it is one where we are certainly responding to a need in the market. Based on the time it takes to bring a new reseller up to speed and the potential for software integration development cycles, we don't expect to see meaningful revenue from this initiative this coming fiscal year, but we could have a pretty good idea what we can expect within six months. This largely relates to the rate of sign ups of new resellers and the corresponding productivity of an average reseller. Once we have a large enough sample size we will be able to make a meaningful prediction as to what we can expect in regards to future revenues and profits from the reseller channel.

LETTER TO SHAREHOLDERS CONT.
--------------------------------------------------------------------------------

It is my goal and expectation that we will get to the point over the next two years where we have built up a level of high margin, recurring revenues such that the Company will be profitable regardless of whether we have a good or bad quarter in regards to new system sales and that this growing stream of recurring revenue will provide exciting year over year growth in earnings on a consistent basis that will finally create the shareholder value and future growth in that value, which our shareholders want and expect. If overall market conditions turn up then this would add to our expectations.

I would like to thank the dedicated, hard working employees at CAM for making this past year a success in a difficult market. We have been very fortunate to have attracted and retained the most talented group of professionals in the industry.


Best Regards,

Geoff Knapp
CEO & Chairman
CAM Commerce Solutions

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------

CAUTIONARY STATEMENT

You should read the following discussion and analysis with our Audited Consolidated Financial Statements and related Notes thereto contained elsewhere in this Report. The Company urges you to carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission.

The section entitled "Risk Factors" set forth in the Company's Form 10-K, and similar discussions in the Company's other SEC filings, discuss some of the important risk factors that may affect the business, results of operations and financial condition. You should carefully consider those risks, in addition to the other information in this Report and in our other filings with the SEC, before deciding to purchase, hold or sell our common stock.

All statements included or incorporated by reference in this Report, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor provisions of such act. Examples of forward-looking statements include, but are not limited to, competition, market conditions, new products, reseller program, new system sales, statements concerning projected revenue, expenses, gross profit, gross margin and income, our accounting estimates, assumptions and judgments, the impact of our adoption of new rules on accounting for goodwill and other intangible assets, the effectiveness of our expense and cost control and reduction efforts, the market acceptance and performance of our products, implications of our lengthy sales cycle, the competitive nature in our markets, and our future capital requirements. These forward-looking statements are based on our current expectation, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date of this Report and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are set forth in "Risk Factors," in the Company's Form 10-K. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principals generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, goodwill and intangible asset valuations, deferred income tax asset valuation allowances, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require the Company to make significant judgments and estimates in the preparation of the consolidated financial statements:

REVENUE, RECEIVABLES AND INVENTORY

The Company derives revenue from the sale of computer hardware, computer software, post contract customer support, and installation services. System revenue from hardware and software sales is recognized at the time of shipment. Service revenue related to post contract customer support is recognized on a monthly basis over the period of the service contract. Revenue from installation services is recognized in the period installation services are performed. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. The Company writes down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs could be required.

GOODWILL AND PURCHASED INTANGIBLE ASSETS

The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The amounts and useful lives assigned to intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price change in the future, purchase price adjustments or future asset impairment charges could be required.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

The value of our intangible assets could be impacted by future adverse changes such as (i) any future declines in our operating results, (ii) any failure to meet our future performance projections (iii) an increase in severity of the recent economic slowdown. The Company evaluates these assets used in operations on an annual basis or more frequently if indicators of impairment exist. An annual impairment review will be performed during the fourth quarter of each year or more frequently if indicators of impairment exist. In the process of the annual impairment review, the Company will use the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of our assets. Significant management judgment is required in the forecast of future operating results that are used in the discounted cash flow method of valuation. The estimates used are consistent with the plans and estimates that the Company uses to manage the business. It is reasonably possible, however, that certain of our products will not gain or maintain market acceptance, which could result in estimates of anticipated future net revenue differing materially from those used to assess the recoverability of these assets. In that event, revenue and costs forecasts would not be achieved, and the Company could incur additional impairment charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
FISCAL 2002 COMPARED WITH FISCAL 2001

NET REVENUES

Net revenues for the year ended September 30, 2002 decreased 1% to $20.5 million, consisting of a 7% decrease in system revenues, and a 13% increase in service revenues compared to the year ended September 30, 2001. The decrease in system revenues was due to lower sales demand of new systems resulting from the more cautious attitude by retailers to purchase capital equipment following the September 11 events. The increase in service revenues was related to X-Charge credit card processing revenue and the additional service revenues from the acquisition of the Addcash customer base.

GROSS MARGIN

Gross margin for the twelve months ended September 30, 2002 was 53% compared to 49% for the year ended September 30, 2001. Gross margin on system revenues for the fiscal year ended September 30, 2002 was 50% compared to 49% for the same period of 2001. The increase in gross margin for system revenues was a result of less price discounting. Gross margin on service revenue for the year ended September 30, 2002 was 59% as compared to gross margin of 50% for the year ended September 30, 2001. The increase in gross margin for service revenue is related to the X-Charge recurring credit card processing revenue, which yielded higher margins due to a lower cost structure.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consists primarily of personnel related expenses including salaries, sales commissions and employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues decreased to 49% for the year ended September 30, 2002 as compared to 51% for the same period of 2001. Selling, general and administrative expenses for the year ended September 30, 2002 totaled $9,956 as compared to $10,663 for the year ended September 30, 2001. The decrease was related to the decrease in marketing expense, legal expense and telephone expense.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for the year ended September 30, 2002 totaled $1,804 compared to $1,948 for the year ended September 30, 2001. The decrease was due to higher capitalization of costs to develop new marketable software and to enhance existing systems software, in conjunction with a decrease in payroll expense in fiscal 2002.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

During the quarter ended September 30, 2002, the Company performed an assessment of the carrying values of intangible assets. Based on the evaluation, it was determined that goodwill related to the acquisition of assets from Addcash during the year was fully impaired. This resulted in an asset impairment charge of $135 for fiscal year 2002 compared to an asset impairment charge of $1,899 recorded in fiscal 2001 related to goodwill and other intangible assets from other various acquisitions.

DISPOSAL OF ASSETS

In May 2002, the Company completed the sale of assets of Access Retail Management consulting group for $800. The net gain from the sale of assets totaled $715. Revenue from Access consulting services represented 2% and 3% of total revenues for fiscal years ended September 30, 2002 and 2001, respectively. The Company believes the sale of Access consulting will not have any significant impact on the business.

INTEREST INCOME

Interest income reflects interest earned on average cash and cash equivalents and marketable available for sale debt securities. Interest income for the year ended September 30, 2002 was $261 or 1% of net revenue, a decrease of $232 as compared with $493 or 2% of revenues for the year ended September 30, 2001. The decrease resulted primarily from an overall decline in interest rates over the past year.

INCOME TAXES

Income tax benefit of $365 was recorded during the year ended September 30, 2002, primarily as a result of a recent tax law revision related to net loss carrybacks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
FISCAL 2001 COMPARED WITH FISCAL 2000

NET REVENUES

Net revenues for the year ended September 30, 2001 decreased 3% to $20.8 million, consisting of an 10% decrease in system revenues, and a 23% increase in service revenues compared to the year ended September 30, 2000. The decrease in system revenues was due to lower sales of new systems to the vertical market of Profits and CAM products in comparison to the higher amount of system upgrades sold in fiscal 2000. This decrease was slightly offset by an increase in sales of the Company's Retail Star product, supplies, and MicroBiz software. The increase in service revenues was related to the acquisition of the MicroBiz and WorkPro customer bases.

GROSS MARGIN

Gross margin on system revenues for the fiscal year ended September 30, 2001 was 49% compared to 44% for the same period of 2000. The increase in gross margin for system revenues was due to the lower costs of computer equipment in addition to a higher percentage of software sales and X-Charge credit card processing fees. Software sales and credit card processing fees yield a higher gross margin overall than other peripheral equipment and hardware sales. Gross margin on service revenue for the year ended September 30, 2001 was 50% as compared to gross margin of 45% for the year ended September 30, 2000. The increase in gross margin for service revenue is related to the acquisition of the WorkPro customer base, which yielded higher margins due to lower costs to support this product.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consists primarily of personnel related expenses including salaries, sales commissions and employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased to 51% for the year ended September 30, 2001 as compared to 43% for the same period of 2000. Selling, general and administrative expenses for the year ended September 30, 2001 totaled $10,663 as compared to $9,149 for the year ended September 30, 2000. The increase was related to the increases in payroll expense, travel expenses, trade show expense, insurance expense, and telephone expense.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for the year ended September 30, 2001 totaled $1,948 compared to $1,744 for the year ended September 30, 2000. The increase was attributed to an increase in research and development expense related to Retail Star and the development of new products.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

During the quarter ended June 30, 2001, the Company performed an assessment of the carrying values of intangible assets. Based on the evaluation, it was determined that goodwill and other intangible assets related to the MicroBiz acquisition and various other acquisitions were impaired. This resulted in an asset impairment charge of $1,899 for fiscal year 2001. There were no asset impairment charges incurred in fiscal 2000.

INTEREST INCOME

Interest income reflects interest earned on average cash and cash equivalents. Interest income for the year ended September 30, 2001 was $493 or 2% of net revenue, an increase of $93 as compared with $400 or 2% of revenues for the year ended September 30, 2000. The increase resulted primarily from higher average cash balances during fiscal year 2001 offset by an overall decline in interest rates over the past year.

INCOME TAXES

The estimated tax benefit rate for the year ended September 30, 2001 was 4% as compared to the effective tax benefit rate of 34% for the year ended September 30, 2000. The decrease in the effective tax benefit rate was primarily due to an increase in the valuation allowance and nondeductible goodwill amortization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents plus marketable securities totaled $10,612 on September 30, 2002 compared to $9,451 on September 30, 2001. The Company generated $1,448 from operations in fiscal 2002 compared to $249 in fiscal 2001. The Company used $1,123 for the purchase of fixed assets and capitalized software in fiscal 2002 compared to $678 in fiscal 2001. The Company spent $156 for the acquisition of Addcash and received $720 in net proceeds from the sale of Access Management Consulting business and $258 from the exercise of stock options in fiscal 2002. The Company used $1,505 for the purchase of marketable securities in fiscal 2002.

The Company has no significant commitments for expenditures. Management believes the Company's existing working capital, coupled with funds generated from the Company's operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.

Inflation has had no significant impact on the Company's operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued Statement No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," (Statement 146) effective for fiscal years beginning after December 31, 2002. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." Under Statement 146, recognition of a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. The Company is planning on adopting Statement 146 in fiscal year 2003. The Company does not anticipate any impact on the Company's results of operations or financial position upon adoption of Statement 146.

CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                   September 30,
                                                                              -----------------------
                                                                                2002           2001
                                                                              -----------------------
ASSETS

Current assets:
   Cash and cash equivalents                                                  $  9,093       $  9,451
   Marketable available-for-sale securities                                      1,519             --
   Accounts receivable, net of an allowance for doubtful accounts of
      $125 in 2002 and $250 in 2001                                              1,842          2,262
   Inventories                                                                     324            465
   Other current assets                                                            146            124
                                                                              -----------------------
      Total current assets                                                      12,924         12,302
Property and equipment, net                                                        972            763
Intangible assets, net                                                           1,177          1,323
Other assets                                                                       338            408
                                                                              -----------------------
Total assets                                                                  $ 15,411       $ 14,796
                                                                              =======================

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                           $    563       $    733
   Accrued compensation and related expenses                                       547            522
   Customer deposits and deferred service revenue                                1,295          1,084
   Other accrued liabilities                                                       235            255
                                                                              -----------------------
      Total current liabilities                                                  2,640          2,594

Long-term liabilities:
   Notes payable                                                                    13             --
                                                                              -----------------------
      Total liabilities                                                          2,653          2,594

Commitments and contingencies (note 4)
Stockholders' equity:
   Common stock, $.001 par value, 12,000 shares authorized, 3,109 shares
      issued and outstanding in 2002 and 3,023 shares in 2001                        3              3
   Paid-in capital in excess of par value                                       13,886         13,628
   Accumulated other comprehensive income                                           14             --
   Retained earnings (deficit)                                                  (1,145)        (1,429)
                                                                              -----------------------
      Total stockholders' equity                                                12,758         12,202
                                                                              -----------------------
Total liabilities and stockholders' equity                                    $ 15,411       $ 14,796
                                                                              =======================

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                         Years Ended September 30,
                                                                  --------------------------------------
                                                                    2002           2001           2000
                                                                  --------------------------------------
REVENUES

   Net system revenues                                            $ 14,052       $ 15,096       $ 16,706
   Net service revenues                                              6,423          5,661          4,605
                                                                  --------------------------------------
      Total net revenues                                            20,475         20,757         21,311
                                                                  --------------------------------------

COSTS AND EXPENSES

   Cost of system revenues                                           6,987          7,754          9,425
   Cost of service revenues                                          2,650          2,845          2,528
                                                                  --------------------------------------
      Total cost of revenues                                         9,637         10,599         11,953
   Selling, general and administrative expenses                      9,956         10,663          9,149
   Research and development expenses                                 1,804          1,948          1,744
   Asset impairment charge                                             135          1,899             --
   Gain on disposal of assets                                         (715)            --             --
   Interest income                                                    (261)          (493)          (400)
                                                                  --------------------------------------
      Total costs and expenses                                      20,556         24,616         22,446
                                                                  --------------------------------------
Loss before taxes                                                      (81)        (3,859)        (1,135)
Benefit for income taxes                                              (365)          (161)          (389)
                                                                  --------------------------------------
Net income (loss)                                                 $    284       $ (3,698)      $   (746)
                                                                  ======================================
Basic net income (loss) per share                                 $   0.09       $  (1.22)      $   (.28)
                                                                  ======================================
Diluted net income (loss) per share                               $   0.09       $  (1.22)      $   (.28)
                                                                  ======================================
Shares used in computing basic net income (loss) per share           3,060          3,020          2,644
                                                                  ======================================
Shares used in computing diluted net income (loss) per share         3,189          3,020          2,644
                                                                  ======================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                 Years Ended September 30,
                                                                           --------------------------------------
                                                                             2002           2001           2000
                                                                           --------------------------------------
Operating activities:
   Net income (loss)                                                       $    284       $ (3,698)      $   (746)
   Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities:
      Depreciation and amortization                                           1,079          1,477            929
      Asset impairment charge                                                   135          1,899             --
      Gain on disposal of assets                                               (715)            --             --
      Provision for doubtful accounts                                          (125)           (60)           (70)
      Decrease in other assets                                                    9             --             --
      Net change in operating assets and liabilities                            781            631           (596)
                                                                           --------------------------------------
Cash provided by (used in) operating activities                               1,448            249           (483)
                                                                           --------------------------------------

Investing activities:
   Purchase of property and equipment                                          (732)          (439)          (438)
   Capitalized software development costs                                      (391)          (239)          (291)
   Purchase of marketable securities                                         (1,505)            --             --
   Net proceeds from disposal of assets                                         720             --             --
   Business acquisitions                                                       (156)          (600)        (1,800)
                                                                           --------------------------------------
Cash used in investing activities                                            (2,064)        (1,278)        (2,529)
                                                                           --------------------------------------

Financing activities:
   Proceeds from exercise of stock options                                      258             36            828
   Proceeds from equity private placement                                        --             --          7,579
                                                                           --------------------------------------
Cash provided by financing activities                                           258             36          8,407
                                                                           --------------------------------------
Net increase (decrease) in cash and cash equivalents                           (358)          (993)         5,395
Cash and cash equivalents at beginning of year                                9,451         10,444          5,049
                                                                           --------------------------------------
Cash and cash equivalents at end of year                                   $  9,093       $  9,451       $ 10,444
                                                                           ======================================

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                               Accumulated
                                                                  Paid-in         Other         Notes
                                            Common Stock         capital in      Compre-    receivable for    Retained
                                       ----------------------   excess of par    hensive     purchase of      earnings
                                        Shares        Amount       value         Income      common stock     (deficit)      Total
                                       ---------------------------------------------------------------------------------------------
Balance at September 30, 1999             2,213      $      2     $  4,586            --       $    (15)      $  3,015     $  7,588
Issuance of common stock
   upon exercise of stock options           269            --          828            --             --             --          828
Issuance of units
   for private placement                    500             1        7,578            --             --             --        7,579
Issuance of common stock for
   software and licensing rights             30            --          600            --             --             --          600
Notes receivable write-off                   --            --           --            --              8             --            8
Net and comprehensive loss                   --            --           --            --             --           (746)        (746)
                                       ---------------------------------------------------------------------------------------------
Balance at September 30, 2000             3,012             3       13,592            --             (7)         2,269       15,857
Issuance of common stock
   upon exercise of stock options            11            --           36            --             --             --           36
Notes receivable write-off                   --            --           --            --              7             --            7
Net and comprehensive loss                   --            --           --            --             --         (3,698)      (3,698)
                                       ---------------------------------------------------------------------------------------------
Balance at September 30, 2001             3,023             3       13,628            --             --         (1,429)      12,202
Issuance of common stock
   upon exercise of stock options            86            --          258            --             --             --          258
                                                                                                                             -------
Net income                                   --            --           --            --             --            284          284
Other comprehensive income:
   Unrealized gain on marketable
   securities                                --            --           --            14             --             --           14
                                                                                                                             -------
Comprehensive income                                                                                                            298
                                       =============================================================================================
Balance at September 30, 2002             3,109      $      3     $ 13,886      $     14            $--       $ (1,145)    $ 12,758
                                       =============================================================================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS, AND PRESENTATION

CAM Commerce Solutions Inc., (CAM or the Company), (formerly known as CAM Data Systems, Inc.) provides total commerce solutions for small to medium size, traditional and web retailers that are based on the Company's open architecture software products for managing inventory, point of sale, sales transaction processing and accounting. In addition to software, these solutions often include hardware, installation, training, service and credit card processing services provided by the Company. The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiary. Effective April 1, 2001 CAM Commerce Solutions, Inc. dissolved its wholly owned subsidiary Microbiz Corporation ("MicroBiz") and have incorporated the product and operations into CAM. All significant intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

Cash equivalents represent highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES

All investment securities are considered to be available-for-sale and are carried at fair value. Management determines classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company's marketable securities at September 30, 2002 consist of debt instruments that bear interest at various rates. The investments mature in the amounts of $256 and $1,263 in fiscal years 2003 and 2004, respectively. The Company had no marketable securities in 2001 or 2000. The gross unrealized gains on securities available-for-sale at September 30, 2002 were $14. There were no realized gains (losses) for the twelve month period ended September 30, 2002.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The Company believes all of the financial instruments' recorded values approximated their fair values at September 30, 2002 and 2001.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:

                                                               September 30,
                                                             2002         2001
                                                           ---------------------
Computer equipment and furniture                           $  2,008     $  2,210
Automobiles                                                      82           64
Demonstration and loaner equipment                              123          207
                                                           ---------------------
                                                              2,213        2,481
Less accumulated depreciation                                 1,241        1,718
                                                           ---------------------
                                                           $    972     $    763
                                                           =====================

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets.

LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Effective fiscal year 2002, the Company adopted Statement of Financial Accounting Standard No. 141, "Business Combinations" (Statement 141), No. 142, "Goodwill and Other Intangible Assets "(Statement 142), and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests in accordance with Statement 142. Other intangible assets will continue to be amortized over their useful lives. In accordance with Statement 144, assets held for sale will be included in discontinued operations if the operations and cash flows will be or have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the components. The adoption of Statements 142 and 144 had no impact on the Company's results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

During the quarter ended September 30, 2002, the Company performed a review for impairment of all long-lived assets. Based on its evaluation, the Company determined that all long-lived assets related to Addcash were fully impaired. As a result, the Company recorded an impairment charge of $135. The Company believes no additional impairment exists related to long-lived assets at September 30, 2002.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principals generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, goodwill and intangible asset valuations, deferred income tax asset valuation allowances, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

REVENUE RECOGNITION POLICY

The Company derives revenues from the sale of computer hardware, computer software, post contract customer support (PCS), installation and consulting services. System revenue from hardware and software sales is recognized at the time of shipment. Service revenue allocable to PCS is recognized ratably on a monthly basis over the period of the service contract. Consulting revenue is recognized in the period the service is performed. The Company defers and recognizes installation revenue upon completion of the installation process.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", (Statement 146) effective for fiscal years beginning after December 31, 2002. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". Under Statement 146, recognition of a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. The Company is planning on adopting Statement 146 in fiscal year 2003. The Company does not anticipate any impact on the Company's results of operations or financial position upon adoption of Statement 146.

PER SHARE INFORMATION

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding for each period presented. Diluted net income (loss) per share is based upon the weighted average number of common shares and common equivalent shares outstanding for each period presented. Common equivalent shares include stock options and warrants assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted income (loss) per share if their effect is anti-dilutive. There are 447 options and 350 warrants outstanding at September 30, 2002 that were excluded from the computation because their effect is anti-dilutive

The computation of basic and diluted earnings per share for the three years ended September 30, 2002, 2001, and 2000 is as follows:

                                                  Years Ended September 30,
                                             -----------------------------------
                                               2002         2001          2000
                                             -----------------------------------
Numerator:
Net income (loss) for basic and diluted
   net income (loss) per share               $    284     $ (3,698)     $   (746)
                                             -----------------------------------
Denominator:
Weighted-average shares outstanding             3,060        3,020         2,644
                                             -----------------------------------
Denominator for basic net income (loss)
   per share-weighted-average shares            3,060        3,020         2,644
Effect of dilutive securities:
Stock options                                     129           --            --
                                             -----------------------------------
Denominator for diluted net income (loss)
   per share - weighted-average shares
   and assumed conversions                      3,189        3,020         2,644
                                             -----------------------------------
Basic net income (loss) per share            $   0.09     $  (1.22)     $   (.28)
                                             ===================================
Diluted net income (loss) per share          $   0.09     $  (1.22)     $   (.28)
                                             ===================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

ADVERTISING

The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 2002, 2001, and 2000 were $570, $863 and $773, respectively.

RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures are expensed in the period incurred.

STATEMENTS OF CASH FLOWS

Net changes in operating assets and liabilities as shown in the statements of cash flows are as follows:

                                                  Years Ended September 30,
                                            ------------------------------------
                                              2002          2001          2000
                                            ------------------------------------
Decrease (increase) in:
   Accounts receivable                      $    545      $   (420)     $  1,727
   Inventories                                   176           231            67
   Other current assets                          (22)          393          (820)
   Other assets                                   70          (104)          302
Increase (decrease) in:
   Accounts payable                             (170)           89        (1,000)
   Note payable                                   13            --            --
   Accrued compensation                           25            45          (633)
   Customer deposits                             164           230           (45)
   Other accrued liabilities                     (20)          167          (194)
                                            ------------------------------------
Net changes in operating
   assets and liabilities                   $    781      $    631      $   (596)
                                            ====================================

STOCK OPTION PLANS

The Company intends to continue to account for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and has made pro forma disclosures as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

SEGMENTS

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), established standards for the way that public business enterprises report selected financial information about operating segments in annual and interim financial statements and significant foreign operations. Because the Company operates in one business segment and has no significant foreign operations, no additional reporting is required under SFAS 131.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2001 financial statements to conform with the fiscal 2002 presentation.

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

Intangible assets are stated at cost and consist of the following:

                                                                September 30,
                                                            --------------------
                                                              2002        2001
                                                            --------------------
Capitalized software costs                                  $  3,217    $  2,856
Goodwill                                                       2,752       2,617
                                                            --------------------
                                                               5,969       5,473
Less:
   Accumulated amortization                                    2,758       2,251
   Accumulated asset impairment charges                        2,034       1,899
                                                            --------------------
                                                            $  1,177    $  1,323
                                                            ====================

During the current year, the Company capitalized $391 in software costs related to the CAM and Star products.

Amortization of capitalized software costs and goodwill, charged to cost of sales and expense for the years ended September 30, 2002, 2001 and 2000, were $536, $859, and $362, respectively.

In December 2001, the Company acquired certain assets of Addcash Systems to expand sales in the San Francisco Bay Area. Addcash Systems sells and services point of sale systems for small to medium size retailers. The acquisition was accounted for using the purchase method of accounting. The Company paid $156 in cash for the acquisition and assumed liabilities of $47 from Addcash, of which $135 was capitalized as an intagible asset at the time of the acquisition and then written off during the fourth quarter of 2002 when the asset was determined to be fully impaired. Addcash Systems' office location is in Burlingame, California.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

DISPOSAL OF ASSETS-ACCESS RETAIL MANAGEMENT

In May 2002, the Company completed the sale of assets of Access Retail Management for $800 to Private Business Inc. Access Retail Management provides merchandise planning services to retailers. The net gain from the sale of assets totaled $715. Revenue from Access consulting services represented 2% and 3% of the Company's revenues for fiscal years ended September 30, 2002 and 2001, respectively. As part of the purchase agreement, Private Business Inc. shall discontinue selling its retail management point of sale system, and become a reseller of CAM's Retail STAR point of sale system and X-Charge credit card processing services.

3. INCOME TAXES

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The provision (benefit) for income taxes consists of the following:

                                                  Years Ended September 30,
                                            ------------------------------------
                                              2002          2001          2000
                                            ------------------------------------
Current:
   Federal                                  $   (375)     $     --      $   (684)
   State                                          10           (70)           25
                                            ------------------------------------
                                                (365)          (70)         (659)

Deferred:
   Federal                                        --          (135)          279
   State                                          --            44            (9)
                                            ------------------------------------
                                                  --           (91)          270
                                            ====================================
Total benefit                               $   (365)     $   (161)     $   (389)
                                            ====================================


A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense (benefit) is as follows:

                                                      Years Ended September 30,
                                                  --------------------------------
                                                    2002        2001        2000
                                                  --------------------------------
Income tax at statutory rate                      $    (28)   $ (1,312)   $   (386)
Increases (decreases) in taxes resulting from:
   Change in valuation allowance                      (292)        639          (3)
Research and development tax credit                    (77)        (95)        (89)
State income taxes, net of federal benefit               7         (17)         10
Nondeductible goodwill                                  --         570          28
Meal and entertainment                                  15          15          16
Other, net                                              10          39          35
                                                  --------------------------------
                                                  $   (365)   $   (161)   $   (389)
                                                  ================================

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                 September 30,
                                                     ------------------------------------
                                                       2002          2001          2000
                                                     ------------------------------------
Deferred tax assets:
  Accruals not currently deductible for tax          $    286      $    400      $    244
  Book depreciation in excess of tax depreciation         141            71            24
  Tax credit carryforwards                                451           211           112
  Net operating loss carryforwards                      1,501         1,890         1,642
                                                     ------------------------------------
  Total deferred tax assets                             2,379         2,572         2,022
  Valuation allowance for deferred tax assets          (2,034)       (2,378)       (1,584)
                                                     ------------------------------------
                                                          345           194           438
Deferred tax liabilities:
  Software costs capitalized for book purposes           (345)         (194)         (529)
                                                     ------------------------------------
Net deferred tax asset (liability)                   $     --      $     --      $    (91)
                                                     ====================================

Income taxes paid were $10, $0, and $426 during the years ended September 30, 2002, 2001 and 2000, respectively.

The Company has provided a valuation allowance against a portion of its deferred tax assets due to uncertainties surrounding their realization. At September 30, 2002, federal and state net operating loss carryforwards were $3.6 million and $3.1 million, respectively. Federal net operating loss carryforwards begin to expire in 2020, while state operating loss carryforwards begin to expire in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

4. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 2002 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

Years ending September 30,
----------------------------------
2003                        $  664
2004                           635
2005                           553
2006                           548
2007                           307
----------------------------------
                            $2,707
==================================

Total rent expense for the years ended September 30, 2002, 2001 and 2000 was $701, $565 and $437, respectively.

In June 1997, the Company entered into a lease agreement with Geoffrey D. Knapp, Chief Executive Officer of the Company, to lease a building for a term of ten years, at current fair market value rates. The total original commitment under this lease term was $1.3 million. Rent expense incurred under this lease for the years ended September 30, 2002, 2001 and 2000 totaled $148, $144 and $136, respectively.

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

In April 1993, the stockholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,200 options granted under the 1993 Plan as of September 30, 2002. The company has 713 shares reserved for issuance related to the plan.

In April 2000, the Company's Board of Directors approved the Company's 2000 Stock Option Plan (the "2000 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 500 shares of the Company's common stock. The term of the plan is unlimited in duration. There have been 351 options granted under the plan as of September 30, 2002. The Company has 500 shares reserved for issuance.

A summary of stock option activity follows:

                                                          Weighted     Weighted
                                                          Average      Average
                                              Non-ISO     Exercise    Fair Value
                                              Shares       Price      of Options
                                            ------------------------------------
Outstanding at
   September 30, 1999                             894     $   3.14
   Granted                                        356     $   8.40     $   3.15
   Exercised                                     (269)    $   3.07
   Expired                                        (45)    $  17.76
                                            ------------------------------------
Outstanding at
   September 30, 2000                             936     $   4.45
   Granted                                        324     $   3.92     $   2.31
   Exercised                                      (11)    $   3.44
   Expired                                       (177)    $   7.06
                                            ------------------------------------
Outstanding at
   September 30, 2001                           1,072     $   3.87
   Granted                                        137     $   4.58     $   2.26
   Exercised                                      (86)    $   2.53
   Expired                                        (59)    $   5.54
                                            ------------------------------------
Outstanding at
   September 30, 2002                           1,064     $   3.87
                                            ====================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at September 30, 2002:

                                                     Weighted
                                                     Average
                                                     Remaining       Weighted
                                        Number      Contractual      Average
Outstanding:                          Outstanding      Life       Exercise Price
                                     -------------------------------------------
Range of Exercise Prices
  $1.75 to $3.00                          276           3.5           $ 2.46
  $3.13 to $7.00                          782           7.6           $ 4.31
  $9.19 to $15.00                           6           7.3           $14.03
                                     ===========================================

                                                                     Weighted
                                           Number                    Average
Exercisable:                             Exercisable              Exercise Price
                                     -------------------------------------------
Range of Exercise Prices
  $1.75 to $3.00                             273                      $ 2.46
  $3.13 to $7.00                             516                      $ 4.24
  $9.19 to $15.00                              4                      $13.95
                                     -------------------------------------------
          Total:                             793                      $ 3.68
                                     ===========================================

The weighted-average remaining contractual life of stock options outstanding at September 30, 2002, 2001 and 2000 was 6.6 years, 7.2 years and 7.5 years, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2001 and 2000; risk free interest rate of 4.5%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .355, .600 and .577; and a weighted-average life of each option of five years.

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

For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                                  2002        2001        2000
                                                --------------------------------
Pro forma earnings (loss)                       $   (127)   $ (4,213)   $ (1,011)
Pro forma basic earnings (loss) per share       $  (0.04)   $  (1.40)   $  (0.38)
Pro forma diluted earnings (loss) per share     $  (0.04)   $  (1.40)   $  (0.38)

6. BENEFIT PLAN

The Company sponsors a 401(k) Plan for all eligible employees. The costs for the benefit plan totaled $11 for the year ended September 30, 2002. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. There was no contribution made in fiscal 2002, 2001 or 2000.

7. EQUITY PRIVATE PLACEMENT

In March 2000, the Company closed an $8 million equity private placement with a group of institutional investors. The units sold in the private placement were sold at a price of $16 per unit, with registration rights that called for the shares to be registered within 90 days of the closing. Each unit was comprised of 1 share of common stock and a warrant to purchase .7 of one share. The agreement on pricing for the private equity placement was based on a 60-day trailing average of the closing price of the Company's stock less 15% or $16 per share, whichever was greater at the time of the close. After expenses, net proceeds to the Company were approximately $7.6 million. The Company received $4 million in funding upon the close and an additional $4 million after the shares were registered with the Securities and Exchange Commission. Under the agreement, each purchaser of ten shares of common stock in the private placement also received "warrants" to purchase an additional seven shares. At September 30, 2002 there are warrants outstanding for 175 shares exercisable at $24.94 per share, and 175 shares exercisable at $8.44 per share. The warrants have a 5 year life and expire September 2005. Proceeds, if any, will be used for general working capital requirements and to expand the Company's market share.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

Board of Directors
CAM Commerce Solutions, Inc.

We have audited the accompanying consolidated balance sheets of CAM Commerce Solutions, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Commerce Solutions, Inc. at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

                                              /s/ Ernst & Young LLP

Orange County, California
November 12, 2002



STOCK AND DIVIDEND DATA
--------------------------------------------------------------------------------

The common stock of CAM Commerce Solutions, Inc., is traded on the Nasdaq National Market under the Nasdaq symbol CADA. Prior to February 18, 2000, the common stock was traded over the counter on the Nasdaq SmallCap Market. The quarterly market price information shown below represents the high and low sales prices for the periods.

Fiscal Year Ended September 30, 2002
   Quarter Ended:                                         High             Low
--------------------------------------------------------------------------------
      December 31                                        $ 4.30           $ 2.67
      March 31                                             4.99             4.09
      June 30                                              4.55             3.40
      September 30                                         3.94             3.20

Fiscal Year Ended September 30, 2001
   Quarter Ended:                                         High             Low
--------------------------------------------------------------------------------
      December 31                                        $ 5.00           $ 2.75
      March 31                                            5.375            3.125
      June 30                                              4.68             3.20
      September 30                                         4.60             2.20

As of November 19, 2002, there were approximately 200 holders of record of the Company's common stock. The Company estimates there are in excess of 2,000 beneficial owners of the Company's common stock.

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

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                2002 Fiscal Quarter Ended
                                        ----------------------------------------
In thousands, except per share data.      Dec 31     Mar 31    June 30   Sept 30
                                        ----------------------------------------
Net system and service revenues         $  4,868   $  4,746   $  5,383  $  5,478
Gross profit                               2,303      2,479      2,928     3,128
Income (loss) before taxes                  (506)      (388)       752        62
Net income (loss)                           (506)       (13)       752        52
Basic net income (loss) per share           (.17)        --        .25       .02
Diluted net income (loss) per share         (.17)        --        .23        02
                                        ========================================

                                               2001 Fiscal Quarter Ended
                                       -----------------------------------------
                                         Dec 31     Mar 31    June 30    Sept 30
                                       -----------------------------------------
Net system and service revenues        $  5,174   $  5,077   $  4,978   $  5,528
Gross profit                              2,499      2,342      2,464      2,853
Income (loss) before taxes                 (614)      (969)    (2,334)        58
Net income (loss)                          (614)      (969)    (2,334)       219
Basic net income (loss) per share          (.20)      (.32)      (.77)       .07
Diluted net income (loss) per share        (.20)      (.32)      (.77)       .07
                                       =========================================

SELECTED CONSOLIDATED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------

In thousands, except per share data.                         2002         2001         2000         1999        1998
                                                         -----------------------------------------------------------
Net system and service revenues                          $ 20,475     $ 20,757     $ 21,311     $ 27,747    $ 18,781
Income (loss) before taxes                                    (81)      (3,859)      (1,135)       2,290         241
Net income (loss)                                             284       (3,698)        (746)       1,480         167
Basic net income (loss) per share                             .09        (1.22)        (.28)         .69         .08
Diluted net income (loss) per share                           .09        (1.22)        (.28)         .59         .08
Total assets                                               15,411       14,796       18,296       11,899       8,502
Working capital                                            10,284        9,708       11,467        5,013       3,804
Long-term debt                                                 13           --           --           --          --
Stockholders' Equity                                     $ 12,758     $ 12,202     $ 15,857     $  7,588    $  5,797
Shares used in computing net income (loss) per share:
    Basic                                                   3,060        3,020        2,644        2,157       2,092
    Diluted                                                 3,189        3,020        2,644        2,519       2,160
                                                         ===========================================================

COMPANY INFORMATION
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Commerce Solutions, Inc.

David Frosh
President
Sperry Van Ness

Walter Straub
Chief Executive Officer
Rainbow Technologies

Corley Phillips
Investor

Scott Broomfield
Chief Executive Officer
Visual, Inc.

Donald A. Clark
Chief Executive Officer
C&C Companies

OFFICERS

Geoffrey D. Knapp
Chief Executive Officer

Greg Freeze
Chief Operating Officer

Paul Caceres Jr.
Chief Financial Officer

CORPORATE OFFICE

17075 Newhope Street
Fountain Valley, CA 92708
(714) 241-9241
Facsimile: (714) 241-9893
Internet address: http://www.camcommerce.com

REGISTRAR AND TRANSFER AGENT

American Stock Transfer Company
59 Maiden Lane
New York, NY 10007

INDEPENDENT AUDITORS

Ernst & Young LLP
18111 Von Karman Avenue, Suite 1000
Irvine, CA 92612

SECURITIES COUNSEL

Haddan & Zepfel LLP
4675 MacArthur Court #710
Newport Beach, CA 92660

GENERAL COUNSEL

Lundell & Spadafore
1065  Asbury  Street
San Jose, CA 95126

FORM 10-K

A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department at the Company's corporate office.