Form 10-K, Exhibit 13
period 2003-09-30
CAM COMMERCE SOLUTIONS INC
filed 2003-12-22
CIK 819334

                                                                   EXHIBIT 13(a)

LETTER TO SHAREHOLDERS

Dear Shareholder,

In 2003, we put our company in a position to succeed in the poor market conditions we have experienced over the past three years. With our fiscal fourth quarter results, we saw tangible proof that our focus on building high margin recurring revenues and "right sizing" our systems business to the current market conditions was paying off. We earned a 5% net profit margin on lower overall revenues in the fourth quarter. Our X-Charge payment processing revenues more than doubled over the prior year and in each quarter of 2003.

Let me review for you our revenue sources: System Sales, and Service Contracts, X-Charge Payment Processing Services.

SYSTEM SALES

The sale of software, hardware, installation and training to retailers wanting to implement point of sale, inventory control and accounting systems has been our core market for over 20 years. This market has been difficult since the boom period of 1999 caused by the Y2K phenomena. The difficult market conditions have been exacerbated by new competitors in the market place fighting for an overall market that has not been growing and may even be shrinking. The market has never been as large as many outside have viewed it and this includes the revolving door of new entrants into the market, who usually mistakenly view the retail market as one big market when it is in fact many small market segments. This fragmentation, while making it difficult to grow, also makes the market defensible for us as we have many niches that are not easily captured by a new competitor. Having said all of this, we do have more reasons than at any time in the past three years to be optimistic that we can begin to grow again on this side of the business. New product releases have helped us expand our market opportunities and we are getting more customer referrals than ever before from our large customer base. The flow of sales leads is also up due to more focused marketing efforts.

Systems are the "razor" that drive the sales of the more profitable "razor blades" such as X-Charge and Service. Our goal is to get to the point where we can make a profit on the sale of the razors, which we are not currently doing. The profit being generated on the X-Charge and service side has largely been offset by the losses on the system side. We reduced fixed expenses in the last half of 2003 to help bring help with their systems. It also entitles them to new software enhancements as they become available, which keeps their system current. This part of our business is going well. Customer satisfaction scores based on surveys are near or at historical highs in all areas. Contract revenue is generally flat to slight growth. This division has been and continues to be nicely profitable.

Our goal for 2004 is to bring customer satisfaction levels to new highs and to improve our level of profitability. We would not be willing to sacrifice our goal of achieving record levels of customer satisfaction for an improved bottom line, so the key is to accomplish both! Growth in service revenues is largely related to system sales.

X-CHARGE PAYMENT PROCESSING SERVICES

Four years ago we decided to get into the business of providing integrated credit card processing software and services for our customers. We didn't begin actively offering the software and related service to the market until early 2001. X-Charge is currently the most profitable part of our business and growth is strong. We have many reasons to be optimistic about this business. Reseller activity now represents about a third of new end-user sign-ups for X-Charge payment processing services and this part of the business has significant growth potential. Interest has been very high from prospective resellers, but there is a meaningful time line to get a new reseller productive, so this will take time to grow.

New X-Charge Offerings - In October of 2003, we brought live our first "Gift Card" customer. This project took significantly longer than expected but we are now in a position to offer integrated Gift Card processing with all our product lines. There is a strong demand for this new X-Charge option from our customer base. We provide a transaction based service as well as supplying the Gift Cards to the retailers. The key is that gift card processing is "integrated" with our point of sale systems, similar to what we have done so successfully with credit card processing; retailers can now issue and redeem gift cards as a part of their regular transactions without the need for separate equipment or services.

Another key new component to X-Charge just being released is our debit card, pin pad, and signature capture option. This allows retailers using X-Charge to take debit cards directly, without going through the more costly Visa/Master Card network when they take a debit card. In order to do this they need an integrated pin pad device, which we are now offering with the necessary software. In addition,

LETTER TO SHAREHOLDERS CONT.

the new pin pad can come with a signature capture option which allows the retailer to electronically capture and store the customer's signature for fast retrieval in the event of a disputed charge. This new option is expected to drive hardware sales of the pin pad-capture devices and to boost the overall adoption rate of X-Charge as the savings realized by retailers on the debit card side are a powerful incentive to adopt X-Charge. And, of course, the key is that it is all tightly integrated with their point of sale system.

Our goal for 2004 is to more than double the monthly sign-up rate for X-Charge through the programs already in place and to gain significant market penetration within our customer base with our Gift Card and Debit Card offerings.

LOOKING BACK

When you adjust for the sales of our Access division which was sold in May of 2002, we actually had a very small increase in sales, year over year. System sales declined, but X-Charge and service revenues increased. X-Charge revenues are much higher margin than system sales. We just about broke even for the year ($134,000 loss), yet we grew cash and investments by $1.8 million in fiscal year 2003, from $10.6 million to $12.4 million. We made a profit the last two quarters of the year and margins improved throughout the year. We had meaningful improvements in our operating results in 2003 over 2002. Our stock price increased 60% in fiscal 2003. So while I am not yet ready to write home about our results, I am optimistic that in the not-too-distant future I may get this opportunity! And I can tell you that nothing would be more gratifying!

LOOKING FORWARD

We are for the most part where we expected to be when I looked forward a year ago. The market hasn't improved, but our business has. We have stayed on plan and we are increasingly seeing the benefits of our hard work. It is possible that we could see further difficulty in our market, but it seems to have bottomed out and we are hearing more talk from our customers of improving market conditions. It is my expectation that this year will show the continuation of the trend that is evident in the 2003 results and that performance will be improved. Certainly there are no guarantees, but we have fundamental and sound reasons when we look at our business to expect meaningful improvements on a go-forward basis.

X-Charge should be the profit-driver in 2004. Any improvement in system sales should also have a positive impact on results. Until we actually see this market turn around in the form of actual orders we will assume the challenging conditions will continue. It is currently my expectation that 2004 system sales will be the same to slightly up from 2003. Service should be similar as well. In the past, we had to have a very strong system sales quarter to make a small profit. Now we believe we can make that same profit on historically weak system sales, provided X-Charge results continue as forecasted. This is why growing X-Charge faster and improving system sales are our two primary goals for 2004.

I would like to take this opportunity to thank all of our supporters. It is my number one goal to see that you are rewarded with a continually improving share price that is bottom line results driven.

Best Regards,

/s/ Geoff Knapp

Geoff Knapp
CEO & Chairman
CAM Commerce Solutions

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

CAUTIONARY STATEMENT

You should read the following discussion and analysis with our Audited Consolidated Financial Statements and related Notes thereto contained elsewhere in this Report. CAM Commerce Solutions (the Company) urges you to carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, goodwill and intangible asset valuations, deferred income tax asset valuation allowances, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require the Company to make significant judgments and estimates in the preparation of the consolidated financial statements:

REVENUE RECOGNITION

The Company's revenue recognition policy is significant because revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses such as commissions. Specific guidelines are followed to measure revenue, although certain judgments affect the application of our revenue policy. We recognize revenue in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition", as amended and interpreted by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with respect to certain transactions", and Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements". SAB 101 provides further interpretive guidance for public companies on the recognition, presentation, and disclosure of revenue in financial statements.

The Company derives revenue from the sale of computer hardware, licensing of computer software, post contract support (PCS), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (VSOE) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for our hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period. Payment processing revenue is recognized in the period the service is performed and is paid to the Company on a monthly basis. If an arrangement includes multiple elements, the fees are allocated to the various elements based upon VSOE of fair value, as described above.

RECEIVABLES AND INVENTORY

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

CAPITALIZED SOFTWARE

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

IMPAIRMENT OF GOODWILL AND OTHER IN TANGIBLE ASSETS

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

RESULTS OF OPERATIONS

FISCAL 2003 COMPARED WITH FISCAL 2002

NET REVENUES

Net revenues for the year ended September 30,2003 decreased 2% to $20.1 million, consisting of a 7% decrease in system revenues, and a 10% increase in service revenues compared to the year ended September 30,2002. The decrease in system revenues was due to a decline in both new system sales and system upgrade sales. Poor economic conditions continue to have an effect on retailers' willingness to invest in capital equipment. The increase in service revenues was related to X-Charge payment processing.

GROSS MARGIN

Gross margin for the twelve months ended September 30, 2003 was 57% compared to 53% for the year ended September 30, 2002. Gross margin on system revenues for the fiscal year ended September 30, 2003 was 51% compared to 50% for the same period of 2002. The increase in gross margin for system revenues was a result of less price discounting given on sales and lower installation labor costs. Gross margin on service revenue for the year ended September 30, 2003 was 69% as compared to gross margin of 59% for the year ended September 30, 2002. The increase in gross margin for service revenue is related to the X-Charge recurring payment processing revenue, which yielded higher margins due to its lower incremental costs compared to other service revenue.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consists primarily of personnel related expenses including salaries, sales commissions and employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased to 51% for the year ended September 30, 2003 as compared to 49% for the same period of 2002. Selling, general and administrative expenses for the year ended September 30, 2003 totaled $10,255 as compared to $9,956 for the year ended September 30, 2002. The increase was related to the increase in commissions expense associated with a revised incentive plan.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance exiting software products. Research and development expense for the year ended September 30,2003 totaled $1,648 compared to $1,804 for the year ended September 30, 2002. The decrease was due to lower costs to develop new marketable software and to enhance existing systems software in fiscal 2003, and reduced payroll costs.

INTEREST INCOME

Interest income reflects interest earned on average cash and cash equivalents and marketable available-for-sale debt securities. Interest income for the year ended September 30, 2003 was $280 or 1% of net revenue, an increase of $19 as compared with $261 or 1% of revenues for the year ended September 30, 2002. The increase resulted primarily from an increase in invested cash balances offset by lower yields.

INCOME TAXES

Income tax provision for state income taxes for the twelve months ended September 30, 2003 was $24 compared to $365 of income tax benefit during the year ended September 30, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

RESULTS OF OPERATIONS

FISCAL 2002 COMPARED WITH FISCAL 2001

NET REVENUES

Net revenues for the year ended September 30, 2002 decreased 1% to $20.5 million, consisting of a 7% decrease in system revenues, and a 13% increase in service revenues compared to the year ended September 30, 2001. The decrease in system revenues was due to lower sales demand of new systems resulting from the more cautious attitude by retailers to purchase capital equipment following the September 11 events. The increase in service revenues was related to X-Charge payment processing revenue and the additional service revenues from the acquisition of the Addcash customer base.

GROSS MARGIN

Gross margin for the twelve months ended September 30, 2002 was 53% compared to 49% for the year ended September 30,2001. Gross margin on system revenues for the fiscal year ended September 30, 2002 was 50% compared to 49% for the same period of 2001. The increase in gross margin for system revenues was a result of less price discounting. Gross margin on service revenue for the year ended September 30, 2002 was 59% as compared to gross margin of 50% for the year ended September 30, 2001. The increase in gross margin for service revenue is related to the X-Charge recurring payment processing revenue, which yielded higher margins due to a lower cost structure.

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

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

During the quarter ended September 30,2002, the Company performed an assessment of the carrying values of intangible assets. Based on the evaluation, it was determined that goodwill related to the acquisition of assets from Addcash during the year was fully impaired. This resulted in an asset impairment charge of $135 for fiscal year 2002 compared to an asset impairment charge of $1,899 recorded in fiscal 2001 related to goodwill and other intangible assets from other various acquisitions.

DISPOSAL OF ASSETS

In May 2002, the Company completed the sale of assets of Access Retail Management consulting group for $800. The net gain from the sale of assets totaled $715. Revenue from Access consulting services represented 2% and 3% of total revenues for fiscal years ended September 30,2002 and 2001, respectively. The Company believes the sale of Access consulting will not have any significant impact on the business.

INTEREST INCOME

Interest income reflects interest earned on average cash and cash equivalents and marketable available for sale debt securities. Interest income for the year ended September 30, 2002 was $261 or 1% of net revenue, a decrease of $232 as compared with $493 or 2% of revenues for the year ended September 30, 2001. The decrease resulted primarily from an overall decline in interest rates in 2002 compared to 2001.

INCOME TAXES

Income tax benefit of $365 was recorded during the year ended September 30, 2002, primarily as a result of a recent tax law revision related to net loss carrybacks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalent plus marketable securities totaled $12,430 on September 30, 2003 compared to $10,612 on September 30, 2002. The Company generated $1,927 from operations in fiscal 2003 compared to $1,448 in fiscal 2002. The Company used $503 for the purchase of fixed assets and capitalized software in fiscal 2003 compared to $1,123 in fiscal 2002. The Company received $385 from the exercise of stock options in fiscal 2003.

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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others," which clarifies the requirement of Statement of Financial Accounting Standards No.5, "Accounting for Contingencies," (SFAS No.5), relating to a guarantor's accounting for a disclosures of certain guarantee issues. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of all of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event specified triggering events or conditions occur. FIN 45 is effective for reporting periods ending after December 15, 2002. The adoption of FIN 45 did not have any material impact on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations or financial position.

In December 2002, the FASB Issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS No. 148) which is effective for fiscal years ending after December 15, 2002.SFAS No. 148 amends Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" (SFAS No.123) to provide alternative methods of transition to SFAS No.123's fair value method of accounting for stock-based employee compensation if a company elects to account for its equity awards under this method. SFAS No.148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No.28, "Interim Financial Reporting", to require disclosure effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and net Income (loss) per share in both annual and interim financial statements. The Company follows the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, and, accordingly, accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 requires certain financial instruments that embody obligations of the issuer, and which have characteristics of both liabilities and equity, to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.The Company does not have any financial instruments, as defined in SFAS No. 150, that have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have any material impact on our results of operations or financial position.

CONSOLIDATED BALANCE SHEETS (In thousands, except per share data)

                                                                               SEPTEMBER 30,
                                                                           ---------------------
                                                                             2003         2002
                                                                           --------     --------
ASSETS

Current assets:
    Cash and cash equivalents                                              $ 10,889     $  9,093
    Marketable available-for-sale securities                                  1,541        1,519
    Accounts receivable, net of an allowance for doubtful accounts of
        $140 in 2003 and $125 in 2002                                         1,214        1,842
    Inventories                                                                 272          324
    Other current assets                                                        102          146
                                                                           --------     --------
        Total current assets                                                 14,018       12,924
Property and equipment, net                                                     710          972
Intangible assets, net                                                          908        1,177
Other assets                                                                    305          338
                                                                           --------     --------
Total assets                                                               $ 15,941     $ 15,411
                                                                           ========     ========
LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                       $    518     $    563
    Accrued compensation and related expenses                                   687          547
    Deferred service revenue and customer deposits                            1,455        1,295
    Other accrued liabilities                                                   263          235
                                                                           --------     --------
        Total current liabilities                                             2,923        2,640

Long-term liabilities:
    Note payable                                                                 --           13
                                                                           --------     --------
        Total liabilities                                                     2,923        2,653

Commitments and contingencies (note 4)

Stockholders' equity:
    Common stock, $.001 par value, 12,000 shares authorized, 3,253 shares
        issued and outstanding in 2003 and 3,109 shares in 2002                   3            3
    Paid-in capital in excess of par value                                   14,271       13,886
    Accumulated other comprehensive income                                       23           14
    Accumulated deficit                                                      (1,279)      (1,145)
                                                                           --------     --------
        Total stockholders' equity                                           13,018       12,758
                                                                           --------     --------
Total liabilities and stockholders' equity                                 $ 15,941     $ 15,411
                                                                           ========     ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)

                                                                        YEARS ENDED SEPTEMBER 30,
                                                                   ----------------------------------
                                                                     2003         2002         2001
                                                                   --------     --------     --------
REVENUES

   Net hardware, software and installation revenues                $ 13,072     $ 14,052     $ 15,096
   Net service revenues                                               7,057        6,423        5,661
                                                                   --------     --------     --------
       Total net revenues                                            20,129       20,475       20,757
                                                                   --------     --------     --------
COSTS AND EXPENSES

   Cost of hardware, software and installation                        6,459        6,987        7,754
   Cost of service revenues                                           2,157        2,650        2,845
                                                                   --------     --------     --------
       Total cost of revenues                                         8,616        9,637       10,599
   Selling, general and administrative expenses                      10,255        9,956       10,663
   Research and development expenses                                  1,648        1,804        1,948
   Asset impairment charge                                               --          135        1,899
   Gain on disposal of assets                                            --         (715)          --
   Interest income                                                     (280)        (261)        (493)
                                                                   --------     --------     --------
       Total costs and expenses                                      20,239       20,556       24,616
                                                                   --------     --------     --------
Loss before taxes                                                      (110)         (81)      (3,859)
Provision (benefit) for income taxes                                     24         (365)        (161)
                                                                   --------     --------     --------
Net income (loss)                                                  $   (134)    $    284     $ (3,698)
                                                                   ========     ========     ========

Basic net income (loss) per share                                  $  (0.04)    $   0.09     $  (1.22)
                                                                   ========     ========     ========
Diluted net income (loss) per share                                $  (0.04)    $   0.09     $  (1.22)
                                                                   ========     ========     ========

Shares used in computing basic net income (loss) per share            3,143        3,060        3,020
                                                                   ========     ========     ========
Shares used in computing diluted net income (loss) per share          3,143        3,189        3,020
                                                                   ========     ========     ========

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

                                                                               YEARS ENDED SEPTEMBER 30,
                                                                          ----------------------------------
                                                                            2003         2002         2001
                                                                          --------     --------     --------
Operating activities:
    Net income (loss)                                                     $   (134)    $    284     $ (3,698)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        Depreciation and amortization                                        1,034        1,079        1,477
        Asset impairment charge                                                 --          135        1,899
        Gain on disposal of assets                                              --         (715)          --
        Provision for doubtful accounts                                         15         (125)         (60)
        Changes in operating assets and liabilities:
            Accounts receivable                                                613          545         (420)
            Inventories                                                         52          176          231
            Other current assets                                                44          (22)         393
            Other assets                                                        33           79         (104)
            Accounts payable                                                   (45)        (170)          89
            Accrued compensation and related expenses                          140           25           45
            Deferred service revenue and customer deposits                     160          164          230
            Other accrued liabilities                                           28          (20)         167
            Note payable                                                       (13)          13           --
                                                                          --------     --------     --------
Cash provided by operating activities                                        1,927        1,448          249
                                                                          --------     --------     --------
Investing activities:
    Purchase of property and equipment                                        (202)        (732)        (439)
    Capitalized software development costs                                    (301)        (391)        (239)
    Purchase of marketable securities                                         (264)      (1,505)          --
    Proceeds from maturity of marketable securities                            251           --           --
    Net proceeds from disposal of assets                                        --          720           --
    Business acquisitions                                                       --         (156)        (600)
                                                                          --------     --------     --------
Cash used in investing activities                                             (516)      (2,064)      (1,278)
                                                                          --------     --------     --------
Financing activities:
       Proceeds from exercise of stock options                                 385          258           36
                                                                          --------     --------     --------
Cash provided by financing activities                                          385          258           36
                                                                          --------     --------     --------
Net increase (decrease) in cash and cash equivalents                         1,796         (358)        (993)
Cash and cash equivalents at beginning of year                               9,093        9,451       10,444
                                                                          --------     --------     --------
Cash and cash equivalents at end of year                                  $ 10,889     $  9,093     $  9,451
                                                                          ========     ========     ========

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2003, 2002, AND 2001 (In thousands)


                                                                             ACCUMU-         NOTES
                                                              PAID-IN      LATED OTHER   RECEIVABLE FOR      RETAINED
                                         COMMON STOCK       CAPITAL IN       COMPRE-      PURCHASE OF        EARNINGS
                                   ---------------------   EXCESS OF PAR    HENSIVE         COMMON           (ACCUMU-
                                     SHARES     AMOUNT         VALUE         INCOME          STOCK        LATED DEFICIT)     TOTAL
                                   ---------   ---------   -------------   -----------   --------------   --------------   --------
Balance at September 30, 2000          3,012   $       3   $      13,592            --   $           (7)  $        2,269   $ 15,857
Issuance of common stock
  upon exercise of stock options          11          --              36            --               --               --         36
Notes receivable write-off                --          --              --            --                7               --          7
Net and comprehensive loss                --          --              --            --               --           (3,698)    (3,698)
                                   ---------   ---------   -------------   -----------   --------------   --------------   --------
Balance at September 30, 2001          3,023           3          13,628            --               --           (1,429)    12,202
Issuance of common stock
  upon exercise of stock options          86          --             258            --               --               --        258
Net income                                --          --              --            --               --              284        284
Other comprehensive income:
  Unrealized gain on marketable
    securities                            --          --              --            14               --               --         14
                                                                                                                           --------
Comprehensive income                                                                                                            298
                                   ---------   ---------   -------------   -----------   --------------   --------------   --------
Balance at September 30, 2002          3,109           3          13,886            14               --           (1,145)    12,758
Issuance of common stock
  upon exercise of stock options         144          --             385            --               --               --        385
Net Income                                --          --              --            --               --             (134)      (134)
Other comprehensive income:
   Unrealized gain on marketable
     securities                           --          --              --             9               --               --          9
                                                                                                                           --------
Comprehensive income                                                                                                           (125)
                                   =========   =========   =============   ===========   ==============   ==============   ========
Balance at September 30, 2003          3,253   $       3   $      14,271   $        23   $           --   $       (1,279)  $ 13,018
                                   =========   =========   =============   ===========   ==============   ==============   ========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION, BUSINESS, AND PRESENTATION

CAM Commerce Solutions Inc., (CAM or the Company), provides total commerce solutions for small to medium size, traditional and web retailers that are based on the Company's open architecture software products for managing inventory, point of sale, sales transaction processing and accounting. In addition to software, these solutions often include hardware, Installation, training, service and payment processing services provided by the Company. The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiary. Effective April 1, 2001 CAM Commerce Solutions, Inc. dissolved Its wholly owned subsidiary Microbiz Corporation ("MicroBiz") and have incorporated the product and operations into CAM. All significant intercompany balances and transactions have been eliminated.

CASH EQUIVALENTS

Cash equivalents represent highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES

All investment securities are considered to be available-for-sale and are carried at fair value. Management determines classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company's marketable securities at September 30, 2003 consist of debt instruments that bear Interest at various rates and mature in fiscal year 2004. The gross unrealized gains on securities available-for-sale at September 30, 2003 and 2002 were $23 and $14, respectively. There were no realized gains (losses) for the twelve month periods ended September 30, 2003 and 2002, respectively.

CONCENTRATIONS OF CREDIT RISK

The Company sells its products primarily to small to medium size retailers. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit losses have traditionally been minimal and such losses have been within management's expectations.

INVENTORIES

Inventories are stated at the lower of cost determined on a first-in, first-out basis, or net realizable value, and are composed of finished goods electronic point of sale hardware and computer equipment used in the sale and service of the Company's products.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The Company believes all of the financial instruments' recorded values approximated their fair values at September 30, 2003 and 2002.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:

                                        SEPTEMBER 30,
                                      2003       2002
                                     -------    -------
Computer equipment and furniture     $ 2,168    $ 2,008
Automobiles                               38         82
Demonstration and loaner equipment       145        123

                                     -------    -------
                                       2,351      2,213
Less accumulated depreciation          1,641      1,241
                                     -------    -------
                                     $   710    $   972
                                     =======    =======

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets. Depreciation expense for the years ended September 30, 2003, 2002, and 2001 were $464, $544, and $618, respectively.

LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets used In operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

In 2002, the Company adopted Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), No. 142, "Goodwill and Other Intangible Assets" (Statement 142), and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests in accordance with Statement 142. Other intangible assets will continue to be amortized over their useful lives. In accordance with Statement 144, assets held for sale will be Included In discontinued operations if the operations and cash flows will be or have been eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the components.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (In thousands, except per share data)

During the quarter ended September 30, 2003, the Company performed a review for impairment of all long-lived assets. Based on its evaluation, the Company believes no impairment exists related to long-lived assets at September 30, 2003.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowances for doubtful accounts, goodwill and intangible asset valuations, deferred income tax asset valuation allowances, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

REVENUE RECOGNITION POLICY

The Company's revenue recognition policy is significant because revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses such as commissions. Specific guidelines are followed to measure revenue, although certain judgments affect the application of our revenue policy. We recognize revenue in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition" as amended and interpreted by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with respect to certain transactions" and Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements" SAB 101 provides further interpretive guidance for public companies on the recognition, presentation, and disclosure of revenue in financial statements.

The Company derives revenue from the sale of computer hardware, licensing of computer software, post contract support (PCS), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (VSOE) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for our hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS Is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period. Payment processing revenue is recognized in the period the service is performed and is paid to the Company on a monthly basis. If an arrangement includes multiple elements, the fees are allocated to the various elements based upon VSOE of fair value, as described above.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others," which clarifies the requirement of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," (SFAS No. 5), relating to a guarantor's accounting for a disclosures of certain guarantee issues. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of all of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event specified triggering events or conditions occur. FIN 45 is effective for reporting periods ending after December 15, 2002. The adoption of FIN 45 did not have any material impact on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (In thousands, except per share data)

activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations or financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148) which is effective for fiscal years ending after December 15, 2002. SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation if a company elects to account for its equity awards under this method. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting", to require disclosure effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and net income (loss) per share in both annual and interim financial statements. The Company follows the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, and, accordingly, accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 requires certain financial instruments that embody obligations of the issuer, and which have characteristics of both liabilities and equity, to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company does not have any financial instruments, as defined in SFAS No. 150, that have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have any material impact on our results of operations or financial position.

PER SHARE INFORMATION

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding for each period presented. Diluted net income (loss) per share is based upon the weighted average number of common shares and common equivalent shares outstanding for each period presented. Common equivalent shares include stock options and warrants assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted income (loss) per share if their effect is anti-dilutive. For the years ended September 30, 2003, 2002, and 2001, there were 973, 447, and 1,072 options and 350, 350, and
350 warrants excluded from the computation because their effect was anti-dilutive.

The computation of basic and diluted earnings per share for the three years ended September 30, 2003, 2002, and 2001 is as follows:

                                      YEARS ENDED SEPTEMBER 30,
                                  ------------------------------
                                    2003       2002       2001
                                  -------     -------    -------
Numerator:
Net income (loss)
  for basic and diluted
  net income (loss) per share     $  (134)    $   284    $(3,698)
                                  -------     -------    -------
Denominator:
Weighted-average shares
  outstanding                       3,143       3,060      3,020
                                  -------     -------    -------
Denominator for basic net
  income (loss) per share-
  weighted-average shares           3,143       3,060      3,020
Effect of dilutive securities:
Stock options                          --         129         --
                                  -------     -------    -------
Denominator for diluted
  net income (loss) per share-
  weighted-average shares
  and assumed conversions           3,143       3,189      3,020
                                  -------     -------    -------
Basic net income
  (loss) per share                $ (0.04)    $  0.09    $ (1.22)
                                  =======     =======    =======
Diluted net income
  (loss) per share                $ (0.04)    $  0.09    $ (1.22)
                                  =======     =======    =======

ADVERTISING

The Company expenses the production costs of advertising as incurred. Advertising expenses for the years ended September 30, 2003, 2002, and 2001 were $534, $570 and $863, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (In thousands, except per share data)

RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures are expensed in the period Incurred.

SHIPPING AND HANDLING

Shipping and handling fees and costs are included in the statement of operations under the line items titled "Net hardware, software and installation revenues" and "Cost of hardware, software and installation".

STOCK OPTION PLANS

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", and, accordingly, accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The following table illustrates the effect on net income (loss) and income (loss) per share had compensation expense for the employee stock-based plans been recorded based on the fair value method under SFAS No. 123:

                                        YEARS ENDED SEPTEMBER 30,
                                    --------------------------------
                                      2003        2002        2001
                                    --------    --------    --------
Net income (loss), as reported      $   (134)   $    284    $ (3,698)
Deduct: total stock-based
  employee compensation expense
  determined under fair value
  based method, net of related
  tax effects                           (270)       (411)       (515)
                                    --------    --------    --------
Net income (loss), as adjusted      $   (404)   $   (127)   $ (4,213)
                                    ========    ========    ========
Basic income (loss) per share:
As reported                         $  (0.04)   $   0.09    $  (1.22)
As adjusted                         $  (0.13)   $  (0.04)   $  (1.40)
Diluted income (loss) per share:
As reported                         $  (0.04)   $   0.09    $  (1.22)
As adjusted                         $  (0.13)   $  (0.04)   $  (1.40)

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

RECLASSIFICATIONS

Certain reclassifications have been made to the 2002 financial statements to conform with the fiscal 2003 presentation.

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

Intangible assets are stated at cost and consist of the following:

                                      SEPTEMBER 30,
                                   ------------------
                                     2003       2002
                                   -------    -------
Capitalized software costs         $ 3,518    $ 3,217
Goodwill                             2,617      2,752
                                   -------    -------
                                     6,135      5,969
Less:
   Accumulated amortization          3,328      2,758
   Accumulated asset impairment
       charges                       1,899      2,034
                                   -------    -------
                                   $   908    $ 1,177
                                   =======    =======

During the current year, the Company capitalized $301 in software costs related to the CAM and Star products.

Amortization of capitalized software costs and goodwill, charged to cost of sales and expense for the years ended September 30, 2003, 2002 and 2001, were $570, $536, and $859, respectively.

Amortization expense of intangible assets for the years ended September 30, 2004, 2005, 2006, 2007, and 2008 are estimated at $469, $372, $68, $0, and $0, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (In thousands, except per share data)

In December 2001, the Company acquired certain assets of Addcash Systems to expand sales in the San Francisco Bay Area. Addcash Systems sells and services point of sale systems for small to medium size retailers. The acquisition was accounted for using the purchase method of accounting. The Company paid $156 in cash for the acquisition and assumed liabilities of $47 from Addcash, of which $135 was capitalized as an intangible asset at the time of the acquisition and then written off during the fourth quarter of 2002 when the asset was determined to be fully Impaired.

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

The provision (benefit) for income taxes consists of the following:

                 YEARS ENDED SEPTEMBER 30,
                 --------------------------
                  2003      2002      2001
                 ------    ------    ------
Current:
   Federal       $   --    $ (375)   $   --
   State             24        10       (70)
                 ------    ------    ------
                     24      (365)      (70)
Deferred:
   Federal           --        --      (135)
   State             --        --        44
                 ------    ------    ------
                     --        --       (91)
                 ======    ======    ======
Total provision
 (benefit)       $   24    $ (365)   $ (161)
                 ======    ======    ======

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense (benefit) is as follows:

                                    YEARS ENDED SEPTEMBER 30,
                                --------------------------------
                                  2003        2002        2001
                                --------    --------    --------
Income tax at statutory rate    $    (37)   $    (28)   $ (1,312)
Increases (decreases)
  in taxes resulting from:
  Change in
    valuation allowance              110        (292)        639
Research and development
    tax credit                       (78)        (77)        (95)
State income taxes,
    net of federal benefit            20           7         (17)
Nondeductible goodwill                --          --         570
  Meal and entertainment              13          15          15
  Other, net                          (4)         10          39
                                --------    --------    --------
                                $     24    $   (365)   $   (161)
                                ========    ========    ========

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                               SEPTEMBER 30,
                                      -------------------------------
                                        2003        2002        2001
                                      -------     -------     -------
Deferred tax assets:
  Accruals not currently
    deductible for tax                $   358     $   286     $   400
  Book depreciation in excess
      of tax depreciation                 124         141          71
  Tax credit carryforwards                529         451         211
  Net operating loss
    carryforwards                       1,547       1,501       1,890
                                      -------     -------     -------
  Total deferred tax assets             2,558       2,379       2,572
  Valuation allowance
    for deferred tax assets            (2,277)     (2,034)     (2,378)
                                      -------     -------     -------
                                          281         345         194
Deferred tax liabilities:
  Software costs capitalized
    for book purposes                    (281)       (345)       (194)
                                      -------     -------     -------
Net deferred tax asset (liability)    $    --     $    --     $    --
                                      =======     =======     =======

Income taxes paid were $14, $10, and $0 during the years ended September 30, 2003, 2002 and 2001, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (IN THOUSANDS, EXCEPT PER SHARE DATA)

A valuation allowance is provided for the net deferred tax assets as there is no assurance that the Company will realize those assets through future operations. If realized, the tax benefit for approximately $400 federal and $180 state net operating loss carryforwards will be allocated directly to stockholders' equity. At September 30, 2003, federal and state net operating loss carryforwards were $3.7 million and $3.2 million, respectively. Federal net operating loss carryforwards begin to expire in 2020, while state operating loss carryforwards begin to expire in 2005.

On September 11, 2002, the Governor of California signed into law new tax legislation that suspends the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. Should the Company have taxable income for the year ending September 30, 2004, it may not rely on California net operating losses generated in prior years to offset taxable income. This suspension will not apply to tax years beginning in 2004 and beyond.

4. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 2003 under various operating leases for office facilities and equipment through June 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

YEARS        SEPTEMBER 30, ENDING
-----        --------------------
2004              $  636
2005                 554
2006                 548
2007                 307
2008                  --
                  ------
                  $2,045
                  ------

Total rent expense for the years ended September 30, 2003, 2002 and 2001 was $730, $701 and $565, respectively.

In June 1997, the Company entered into a lease agreement with Geoffrey D. Knapp, Chief Executive Officer of the Company, to lease a building for a term of ten years, at current fair market value rates. The total original commitment under this lease term was $1.3 million. Rent expense incurred under this lease for the years ended September 30, 2003, 2002 and 2001 totaled $150, $148 and $144, respectively.

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

In April 1993, the stockholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,200 options granted under the 1993 Plan as of September 30, 2002. The company has 562 shares reserved for Issuance related to the plan.

In April 2000, the Company's Board of Directors approved the Company's 2000 Stock Option Plan (the "2000 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 500 shares of the Company's common stock. The term of the plan is unlimited in duration. There have been 426 options granted under the plan as of September 30, 2003. The Company has 485 shares reserved for issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 (IN THOUSANDS, EXCEPT PER SHARE DATA)

A summary of stock option activity follows:

                                        WEIGHTED     WEIGHTED
                                        AVERAGE      AVERAGE
                               NON-ISO  EXERCISE    FAIR VALUE
                               SHARES    PRICE      OF OPTIONS
                               -------  --------    ----------
Outstanding at
   September 30, 2000             936   $   4.45
   Granted                        324   $   3.92    $     2.31
   Exercised                      (11)  $   3.44
   Expired                       (177)  $   7.06
                               ------   --------    ----------
Outstanding at
   September 30, 2001           1,072   $   3.87
   Granted                        137   $   4.58    $     2.26
   Exercised                      (86)  $   2.53
   Expired                        (59)  $   5.54
                               ------   --------    ----------
Outstanding at
   September 30, 2002           1,064   $   3.87
   Granted                         90   $   4.65    $     2.26
   Exercised                     (144)  $   2.59
   Expired                        (37)  $   4.41
                               ------   --------    ----------
Outstanding at
   September 30, 2003             973   $   4.13
                               ======   ========

The following table summarizes information about stock options outstanding at September 30,2003:

                                                 WEIGHTED AVERAGE
                                                    REMAINING          WEIGHTED
                                   NUMBER          CONTRACTUAL         AVERAGE
OUTSTANDING:                     OUTSTANDING          LIFE          EXERCISE PRICE
------------                     -----------    -----------------   --------------
Range of Exercise Prices
  $2.13 to $3.00                     163               3.3              $ 2.69
  $3.13 to $4.70                     440               6.5              $ 3.67
  $4.71 to $6.38                     363               7.4              $ 5.17
  $9.19                                1               6.1              $ 9.19
  $15.00                               5               6.4              $15.00
                                     ===               ===              ======

                                                       WEIGHTED
                                  NUMBER               AVERAGE
   EXERCISABLE:                 EXERCISABLE         EXERCISE PRICE
------------------------        -----------         --------------
Range of Exercise Prices
  $2.13 to $3.00                     161                $ 2.68
  $3.13 to $4.70                     377                $ 3.68
  $4.71 to $6.38                     228                $ 5.28
  $9.19                                1                $ 9.19
  $15.00                               5                $15.00
                                     ---                ------
         Total:                      772                $ 4.02
                                     ===                ======

The weighted-average remaining contractual life of stock options outstanding at September 30, 2003, 2002 and 2001 was 6.3 years, 6.6 years and 7.2 years, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30,1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001; risk free interest rate of 4.5%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .0345, .355 and .600; and a weighted-average life of each option of eight years.

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

At September 30, 2003 there are warrants outstanding for 175 shares exercisable at $24.94 per share, and 175 shares exercisable at $8.44 per share. The warrants have a 5 year life and expire September 2005. Proceeds, if any, will be used for general working capital requirements.

6. BENEFIT PLAN

The Company sponsors a 401 (k) Plan for all eligible employees. The costs for the benefit plan totaled $12 for the year ended September 30, 2003. The Company may provide a matching contribution at the discretion of the Company's Board of Directors. There was no contribution made in fiscal 2003, 2002 or 2001.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
CAM Commerce Solutions, Inc.

We have audited the accompanying consolidated balance sheets of CAM Commerce Solutions, Inc. as of September 30,2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CAM Commerce Solutions, Inc. at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.


                              /s/ Ernst & Young LLP

Orange County, California
November 7, 2003


STOCK AND DIVIDEND DATA

The common stock of CAM Commerce Solutions, Inc., is traded on the Nasdaq National Market under the Nasdaq symbol CADA. The quarterly market price Information shown below represents the high and low sales prices for the periods.

FISCAL YEAR ENDED SEPTEMBER 30,  2003

QUARTER ENDED:                 HIGH           LOW
--------------                ------         ------
 December 31                  $ 4.16         $ 1.22
 March 31                       4.70           3.03
 June 30                        4.70           3.12
 September 30                   6.04           4.01

FISCAL YEAR ENDED SEPTEMBER 30, 2002

QUARTER ENDED:                 HIGH           LOW
--------------                ------         ------
 December 31                  $ 4.30         $ 2.67
 March 31                       4.99           4.09
 June 30                        4.55           3.40
 September 30                   3.94           3.20

As of November 19, 2003, there were approximately 200 holders of record of the Company's common stock. The Company estimates there are in excess of 2,000 beneficial owners of the Company's common stock.

The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware. The Company does not anticipate paying dividends in the foreseeable future.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              2003 FISCAL QUARTER ENDED
                                                                    ------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA.                                 DEC 31     MAR 31      JUNE 30    SEPT 30
                                                                    -------     ------      -------    -------
Net hardware, software, installation and service revenue             $4,880     $4,919      $5,164     $5,166
Gross profit                                                          2,770      2,728       2,998      3,017
Income (loss) before taxes                                             (184)      (312)         91        295
Net Income (loss)                                                      (184)      (312)         86        276
Basic net income (loss) per share                                      (.06)      (.10)        .03        .09
Diluted net income (loss) per share                                    (.06)      (.10)        .03        .08
                                                                    =======     ======      ======     ======

                                                                              2002 QUARTER FISCAL ENDED
                                                                    -------------------------------------------
                                                                     DEC 31     MAR 31     JUNE 30     SEPT 30
                                                                    -------     ------     -------     -------
Net hardware, software, installation and service revenue             $4,868     $4,746      $5,383     $5,478
Gross profit                                                          2,303      2,479       2,928      3,128
Income (loss) before taxes                                             (506)      (388)        752         62
Net income (loss)                                                      (506)       (13)        752         52
Basic net income (loss) per share                                      (.17)        --         .25        .02
Diluted net income (loss) per share                                    (.17)        --         .23        .02
                                                                    =======     ======      ======    =======

SELECTED CONSOLIDATED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 2003

IN THOUSANDS, EXCEPT PER SHARE DATA.                                  2003         2002      2001        2000         1999
                                                              ----------------------------------------------------------------
Net hardware, software, installation and service revenues          $ 20,129     $ 20,475   $ 20,757    $ 21,311     $ 27,747
Income (loss) before taxes                                             (110)         (81)    (3,859)     (1,135)       2,290
Net income (loss)                                                      (134)         284     (3,698)       (746)       1,480
Basic net income (loss) per share                                      (.04)         .09      (1.22)       (.28)         .69
Diluted net income (loss) per share                                    (.04)         .09      (1.22)       (.28)         .59
Total assets                                                         15,941       15,411     14,796      18,296       11,899
Working capital                                                      11,095       10,284      9,708      11,467        5,013
Long-term debt                                                           --           13         --          --           --
Stockholders' equity                                               $ 13,018     $ 12,758   $ 12,202    $ 15,857     $  7,588
Shares used in computing net income (loss) per share:
         Basic                                                        3,143        3,060      3,020       2,644        2,157
         Diluted                                                      3,143        3,189      3,020       2,644        2,519
                                                                   ========     ========   ========    ========     ========

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

REGISTRAR AND TRANSFER AGENT

American Stock Transfer Company
59 Maiden Lane
New York, NY 10007

INDEPENDENT AUDITORS

Ernst & Young LLP
18111 Von Karman Avenue, Suite 1000
Irvine, CA 92612

SECURITIES COUNSEL

Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660

GENERAL COUNSEL

Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126

FORM 10-K

A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department at the Company's corporate office.

22