Form 10-K, Exhibit 13
period 2004-09-30
CAM COMMERCE SOLUTIONS INC
filed 2004-12-21
CIK 819334

                                                                   EXHIBIT 13(a)

LETTER TO SHAREHOLDERS

Dear Shareholder,

I have been looking forward to writing this letter for a long time. It is truly my pleasure to tell you that your company had its best year ever in almost every way. If you discard the unusual Y2K driven year of 1999, I can safely say we had our best year in every meaningful way! It took a little longer than I envisioned to get here, but we have arrived. I apologize if this letter is a little long, but I have a lot to report!

Our success this past year isn't the result of luck, one big deal, the economy or any outside factors. We succeeded this past year by better serving the needs of our retail customers through developing and delivering add-on products and services that make our customer's business more profitable and efficient while offering our shareholders higher margin and substantially higher growth opportunities. The most successful of these products is our X-Charge payment processing software and related services. In summary, we have succeeded in building a profitable business model that leverages who we are as a company and which offers excellent growth potential that is based on solid market fundamentals.

The key to our strategy has been our ability to leverage our large and diverse customer base as well as our core retail systems business. When we sell a new system to a retailer, the majority of the time we get the related credit card processing business because we generally offer the retailer complete integration with their business system and lower processing rates. Furthermore, we include other important add-on options to X-Charge, such as debit card processing with pin pad support, signature capture, check guaranty services, and gift card processing. The complete offering, combined with total integration at the point of sale and a lower processing rate, makes our offering very compelling and thus the high rate of placement with new system sales we have seen.

It is important to point out that our X-Charge reseller network notwithstanding, it is not possible to separate the system sales business from the X-Charge payment processing business. X-Charge is successful with our own customers because of the integration we offer with our retail software solutions. Currently, nearly all of our X-Charge accounts would not exist if not for the system sale that was made first or at the same time. Where this is not the case is with our X-Charge reseller network, which is discussed below. This business does stand alone.

A few important numbers

The net income we earned of $2.2 million is the highest in the company's history. Our operating profit margin of nearly 10% and our return on equity of approximately 11% are by far our best and certainly solid numbers. Cash and marketable securities increased to $17.7 million from $12.4 million this past year, which the majority of this was generated through operations and the rest from option and warrant exercises. We are debt free as we have always been. If we exclude the 1999 Y2K influenced year, we had our highest revenue total at $23.6 million, which was a 17% increase over last year.

Our business can be broken into 3 primary revenues sources, which are: 1- System Sales; 2 - Service & Support; 3 - Payment Processing (X-Charge).

System Sales

System sales consist of the sale of software, installation and training and often hardware to new and existing customers. After having been in business for 21 years, we have a very large customer base of small to medium size retailers with well over 10,000 stores. System sales represent about half our revenues going forward.

The systems business has been a challenging and difficult one for as long as I have been around it. It is difficult to make consistent profits and it is hard to grow consistently at any meaningful rate once you get to a certain size. The business has seasonal factors that effect demand, and it can be hard to forecast since we generally only carry a 4 week backlog. We recognized 5 years ago that it was unlikely we could deliver the type of shareholder value we are delivering today on the systems business alone. Yet this business is what we knew and what we were good at. While we come to work every morning with the goal of increasing system sales and adding market share, we are also realistic about the growth potential of this market. It has been interesting to watch the number of big companies who have tackled the small retail market, only to fail to realize their lofty market projections. The most recent entrants who have found out the hard way how fragmented and challenging the market is are Intuit and Microsoft. Both have

LETTER TO SHAREHOLDERS CONT.

been at it for 2 to 3 years without having a material impact on the market. Before them it was IBM (twice), NCR (twice), Sweda, Fujitsu, etc. With a realistic view of the market, it has been our goal to "right size" our systems business to the opportunity we see, which is what we have done. We are prepared to invest in marketing and development where we see an opportunity to get a reasonable return on that investment. This includes factoring in the X-Charge related revenues and profits that system sales drive. Our retailing software solutions are second to none and we continue to enhance them to better serve different market segments within retail with the goal of building market share.

With an improving economy this year and new product releases, we did see a 10% growth in system sales over 2003 after experiencing a small decline in 2003, following the Y2K hangover and the Dot Com bust in 2000. One of the things that has driven this growth is the success we are seeing with our i.STAR integrated web store offering. i.STAR is a product we started developing during the Dot Com era, and even though it never delivered on the high hopes we had for it during that time period we stuck with it, realizing the importance of this selling channel and related business solution to our customers over the long term. It has become an important factor in the sale of a meaningful portion of our new sales and one that is unique to us in the market in its level of integration with brick and mortar retailing. To see a 7 minute video demonstration of our i.STAR product you can visit our website at www.camcommerce.com. Select Products then Video Demonstrations, then i.STAR.

SERVICE & SUPPORT

We provide 7 day a week telephone hotline support and on-going program enhancements for our retailing software to our customers who have a support agreement with us. While we do provide support on a billable call basis, the vast majority of our service revenue comes from customers on a service agreement with us. This revenue represented $5.5 million in 2004 or 23% of revenues. This revenue was flat in comparison to 2003. Our ability to grow this revenue is primarily related to the number of new systems we place. However, our customer base has grown so large over the years that the number of customers who go out of business, are sold, merge with another retailer, or who leave us for some other reason is approximately equal to the number of new customers we add each year. Barring any meaningful increase in system sales, we see our service number staying flat or possibly even dropping slightly. If it does increase, it probably won't be by a significant amount.

We have a very well run service organization. We are good users of sophisticated customer relationship software technology, which includes knowledge databases that aid in faster resolution of customer problems, call routing and tracking along with customer call history. We operate on a "real time" model, where 90% or more of the in-bound customer calls are handled on a "real time" basis as they come in. Our Customer Support organization of approximately 50 professionals is the best of its kind in our industry and gives us a key competitive advantage in the market place.

X-CHARGE PAYMENT PROCESSING

In 2004, X-Charge accounted for 16% of our overall revenues. We expect it to be closer to 25% in 2005. This is the profit growth engine for our company right now. "X-Charge itself is a software program we developed and continue to enhance, which allows our customers to integrate their payment processing with their point of sale system. This integration means they would no longer need the stand alone credit card terminals you are use to seeing. When one of our retailers who is using X-Charge rings up a sale at the cash register and selects to take payment with a credit card, the X-Charge software takes over automatically. It asks the operator to swipe the card on the cash register and then handles the approval, printing of the customer receipt on the cash register and all settlement functions and reporting after the fact. The sale takes place for the customer and the retailer in "one transaction" rather than the two transactions it would take to separately ring up the credit card on a stand alone credit card terminal in addition to ringing the sale on the cash register. Transactions are faster and more efficient with X-Charge." If you would like to see a 7 minute video demonstration on the Web of how X-Charge works, you can go to our web site at www.camcommerce.com. Select "Products", then "Video Demonstrations" and then "X-Charge".

LETTER TO SHAREHOLDERS CONT.

The growth of our X-Charge business has been and continues to be impressive. We earn our revenue through the payment processing service we offer that goes with the X-Charge software. We have partnered with two large credit card processing companies, which provide the back-end processing of the credit and debit card transactions, to offer our combined service to our customers.

Our X-Charge customer accounts can be broken up into two types. There are customers who have CAM's own retailing solutions, such as Retail ICE, Retail STAR, CAM-32, Profit$ or MicroBiz. And then there are the customers of our resellers who are using a business software solution that the reseller has developed for their customers. Approximately 80% of the accounts that were processing with us at the end of our fiscal year were our own customers, but more than 60% of the new accounts we were adding by the end of the year were the customers of our more than 100 resellers.

A reseller is generally a systems company like us that has developed their own business software solution, usually for a different market, such as auto parts or restaurants. They have taken the time to integrate our X-Charge product into their own offering to provide a seamlessly integrated software solution to their customers. We pay a commission to the reseller based on a percentage of the revenue earned from the processing with the reseller, providing them a meaningful new recurring profit stream. We are aggressively developing new reseller relationships and working with the current resellers to market X-Charge to their end users. The software and services we provide to the resellers and their customers have been well received and I see the X-Charge reseller program as the single largest growth opportunity for the company. The X-Charge reseller related revenues are the one part of our business that is completely independent from our own system sales.

LOOKING FORWARD

In 2005, we plan to continue with the same strategic plan we have been operating under the past few years. I do expect that we will have some small to moderate increases in expense related to the growth in our X-Charge business. In addition, like all public companies, we have to deal with Congress's Sarbanes-Oxley legislation. We expect to have to spend an additional $250,000 or more per year on Sarbanes audits and related fees.

It is my expectation that we will see a continuation of the financial and business trends established in 2004. X-Charge will continue to be the profit driver, with the reseller channel emerging as the main driver of future X-Charge revenues. It is my expectation that system sales will be flat to slightly up and service revenue will be flat to slightly down. We are still a company whose results can vary significantly quarter to quarter based on seasonal and other fluctuations in system sales, causing earnings to be unpredictable on a quarterly basis. As our X-Charge revenue increases over time, our results may become more predictable.

CASH BALANCE

I often get asked what we plan to do with our cash now that we have clearly established a highly profitable business model and thus won't likely need it for a "rainy day". What I can tell you for sure is what we won't do with it. We won't make a large "strategic" acquisition that requires that we fix a business or integrate a business with ours properly to realize the benefit. We won't spend a lot of cash on a technology with the hope that we can turn it into something its previous owner couldn't. We won't invest substantially outside of our area of expertise. We have a very good business model right now that has lots of growth opportunity. It is my goal to stay focused on this and not get pulled in any other direction unless we see a deal that is just too good to pass up. We are not contemplating any such deals as of this writing. Furthermore, our cash balance is a powerful competitive advantage in a market where many of our primary competitors are financially challenged. We provide a relative degree of safety to retailers, making for what is to them, large investments in technology and business solutions that require long term support and on-going investment. We are not going to let the cash "burn a hole in our pocket". On the other hand we are always prepared to jump on that one great deal that comes along every 10 years!

SHAREHOLDER DIVIDENDS

The traditional thinking about companies that pay dividends is that they are slow growers with nothing better to do with their cash. With the recent change in the tax laws that lowers the Federal tax rate on dividends to 15% for most people, that thinking is beginning to change. In our case, we could pay out a substantial percentage of our future profits as a dividend to our shareholders without affecting our

LETTER TO SHAREHOLDERS CONT.

growth opportunities at all. In other words, paying a dividend out of future earnings wouldn't do anything but provide an additional benefit to our shareholders as they would realize the same growth opportunity, while now getting a dividend. This provides incentive for both outside and inside investors to leave their money in the company. Especially, if there is the reasonable expectation those dividends will continue to grow. Since we have no current or future strategic need for the cash, it only makes sense in my opinion to return a portion of our future earnings to our shareholders as long as the tax laws remain favorable to do so. The only argument I have heard for not doing this is the "image" argument of what kind of company we might be viewed as. Even if that was a real problem, I think that a few quarters of continuing growth would make that a non-issue.

Most companies who pay dividends do so, on a quarterly basis and tend to choose an amount they believe they will not have to lower in any given quarter. Our business is small and still susceptible to swings in quarterly earnings. Thus, it is my intent to propose to the Board of Directors to pay dividends on a percent of profit basis at the appropriate time, which is a perfectly acceptable methodology and one I am surprised is not in greater use.

SHAREHOLDER VALUE

Our number one goal has been and is to enhance shareholder value. In 2003 our stock price grew 68%. In 2004 we again delivered on this goal with our share price growing an additional 150%. In 2005 we hope to continue the trend by building on our successful business model.

My personal goal is to spend the next 21 years building on and enjoying the success of the very attractive business model that took the prior 21 years to create. Being the CEO of CAM Commerce is what I do and what I enjoy, and my only desire professionally is to maximize the benefit of what we have created for all of our stakeholders.

I would like to sincerely thank everyone who has supported us. It was a long time getting here but we are in a good place! We look forward to continued success and a prosperous 2005 and beyond.

Best regards,

/s/ Geoff Knapp
Geoff Knapp
CEO & Chairman
CAM Commerce Solutions

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

CAUTIONARY STATEMENT

You should read the following discussion and analysis with our Audited Financial Statements and related Notes thereto contained elsewhere in this Report. We urge you to carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission
(SEC).

The section entitled "Risk Factors" set forth in our Form 10-K Report, and similar discussions in our other SEC filings, discuss some of the important risk factors that may affect the business, results of operations, financial condition, and cash flows. You should carefully consider those risks, in addition to the other information in this Report and in our other filings with the SEC, before deciding to purchase, hold or sell our common stock.

All statements included or incorporated by reference in this Report, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor provisions of such act. Examples of forward-looking statements include, but are not limited to, competition, market conditions, new products, reseller program, new system sales, statements concerning projected revenue, expenses, gross profit, gross margin and income, our accounting estimates, assumptions and judgments, the impact of our adoption of new rules on accounting for goodwill and other intangible assets, the effectiveness of our expense and cost control and reduction efforts, the market acceptance and performance of our products, implications of our lengthy sales cycle, the competitive nature in our markets, and our future capital requirements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Forward - looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and other similar expressions, including variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date of this Report and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward - looking statements as a result of various factors, some of which are set forth in "Risk Factors" in our Form 10-K Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

OVERVIEW

We provide total commerce solutions for traditional and web retailers that are based on our open architecture software products for inventory management, point of sale, sales transaction processing, accounting, and payment processing. These solutions often include hardware, installation, training, service, and payment processing services provided by us.

Our revenues are derived from systems sales, service and support payments, and payment processing fees through our X-Charge system, which represent approximately 61%, 23%, and 16%, respectively, of our revenues. Our customer base consists of small to medium size retailers located throughout the United States.

We offer five turnkey systems, consisting of : CAM32, which is designed for hard goods retailers whose inventory is re-orderable in nature; Profit$, which is designed for apparel and shoe retailers whose inventory is seasonable in nature, and color and size oriented; Retail STAR, which is designed to incorporate multiple functions of both the CAM32 and Profit$ systems; Retail ICE, which is a single-user derivative of Retail STAR; and MicroBiz, which is designed for single-store, hard goods retailers that are generally smaller in size than customers that utilize the CAM32 system. We also offer X-Charge, which is a payment processing software program that can be integrated with a customer's point of sale system.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

Contracts and Commitments

The following table shows payment obligations for long-term debt, capital leases, operating leases and purchase obligations for the next five years and beyond.

                             Payments Due By Period
                       ---------------------------------
                                 Less              More
                                Than 1    1-3     Than 4
                       Total     Year    Years    Years
                       ------   ------   ------   ------
Long-term debt         $   --   $   --   $   --   $   --
Capital lease
 obligations               --       --       --       --
Operating leases        1,539      611      928       --
Purchase obligations       --       --       --       --

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenues and expenses during the reporting period. We regularly evaluate estimates and assumptions related to revenue recognition, receivables and inventory, capitalized software, allowances for doubtful accounts, intangible asset valuations, deferred income tax asset valuation allowances, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of the financial statements:

Revenue Recognition

Our revenue recognition policy is significant because revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses such as commissions. Specific guidelines are followed to measure revenue, although certain judgments affect the application of our revenue policy. We recognize revenue in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," as amended and interpreted by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," and Staff Accounting Bulletin No. 104 (SAB 104) "Revenue Recognition." SAB 104 provides further interpretive guidance for public companies on the recognition, presentation, and disclosure of revenue in financial statements.

We derive revenue from the sale of computer hardware, licensing of computer software, post contract support (PCS), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (VSOE) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for our hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period. If an arrangement includes multiple elements, the fees are allocated to the various elements based upon VSOE of fair value, as described above.

Effective in the quarter ended June 30, 2004, we began

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

to recognize payment processing revenues in the period the service is performed, which resulted from our ability to better estimate the revenues based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. Formerly, payment processing revenues were recognized on a cash basis due to the lack of historical information available to make a reliable estimate. The significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions.

Receivables and Inventory

We have accounts receivable from customers who were given extended payment terms for goods and services rendered. Extended payment terms are generally provided only to established relationship customers in good credit standing, and generally represent net 30 day terms. Payments for goods and services are typically due with an initial deposit payment upon signing the purchase agreement, with the balance due upon the delivery.

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. Actual losses have traditionally been minimal and within our expectations.

We write down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs could be required. Historically, inventory write-downs have been minimal and within our expectations.

Capitalized Software

We capitalize costs incurred to develop new marketable software and enhance our existing systems software. Costs incurred in creating the software are charged to expense when incurred as research and development until technological feasibility has been established through the development of a detailed program design. Once technological feasibility has been established, software production costs are capitalized and reported at the lower of amortized cost or net realizable value.

Impairment of Intangible Assets

The value of our intangible assets could be impacted by future adverse changes such as (i) any future declines in our operating results, (ii) any failure to meet our future performance projections (iii) an increase in severity of the recent economic slowdown. We evaluate these assets used in operations on an annual basis or more frequently if indicators of impairment exist. An annual impairment review is performed during the fourth quarter of each year or more frequently if indicators of impairment exist. In the process of the annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of our assets. Significant management judgment is required in the forecast of future operating results that are used in the discounted cash flow method of valuation. The estimates used are consistent with the plans and estimates that we use to manage our business. It is reasonably possible, however, that certain of our products will not gain or maintain market acceptance, which could result in estimates of anticipated future net revenue differing materially from those used to assess the recoverability of these assets. In that event, revenue and cost forecasts will not be achieved, and we could incur additional impairment charges.

Deferred Taxes

We utilize the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", or SFAS 109. Prior to 2004, we recorded a valuation allowance to reduce our deferred tax assets to the amount that we believed was more likely than not to be realized. During 2004, the valuation allowance was reversed based on our belief that sufficient future income from operations is expected to be able to recognize the net deferred tax assets. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including projected future taxable income, and recent financial performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

Results of Operations

The following table summarizes the fluctuation analysis of results of our operations for fiscal 2004 compared with fiscal 2003.

                                                             Years Ended September 30,          Variance
                                                                 2004         2003        Amount          %
                                                               --------     --------     --------       -----
Net Hardware, software and installation revenues               $ 14,420     $ 13,072     $  1,348          10%
Net service revenues                                              5,541        5,474           67           1%
Net payment processing revenues                                   3,673        1,583        2,090         132%
                                                               --------     --------     --------
      Total net revenues                                         23,634       20,129        3,505          17%
                                                               --------     --------     --------
Cost of hardware, software and installation                       7,015        6,452          563           9%
Cost of service revenues                                          2,035        2,045          (10)          0%
Cost of payment processing revenues                                 224          119          105          88%
                                                               --------     --------     --------
      Total cost of revenues                                      9,274        8,616          658           8%
Selling, general and administrative expenses                     10,872       10,255          617           6%
Research and development expenses                                 1,508        1,648         (140)         (8%)
Interest income                                                    (361)        (280)         (81)         29%
                                                               --------     --------     --------
      Total costs and expenses                                   21,293       20,239        1,054           5%
                                                               --------     --------     --------
Income (loss) before provision for income taxes                   2,341         (110)       2,451       2,228%
Provision for income taxes                                          100           24           76         317%
                                                               --------     --------     --------
Net income (loss)                                              $  2,241     $   (134)    $  2,375       1,772%
                                                               ========     ========     ========

Gross margin on hardware, software and installation revenues         51%          51%
Gross margin on service revenues                                     63%          63%
Gross margin on payment processing revenues                          94%          92%
Gros margin on total net revenues                                    61%          57%

Significant Trends

X-Charge payment processing revenues continued to increase significantly from 2003 to 2004. These revenues have been increasing from year to year since fiscal 2002. In fiscal 2004 they accounted for approximately 16% of our revenues as compared to 8% of total revenues in fiscal 2003. X-Charge payment processing business has been and expects to remain profitable due to the recurring revenues and its low cost structure. We expect the growth of this business to continue. At the end of fiscal 2004, approximately 80% of the retailers using X-Charge were companies that had purchased one of our turnkey point of sale systems. We expect that the main source of new X-Charge accounts in the future will be from our resellers that market X-Charge to their end users.

System and service revenues for fiscal 2004 increased slightly from last year. System and service revenues have not fluctuated significantly from year to year in the past three years. Due to the seasonal factors that affect demand, forecast for systems business can be difficult, which affects service revenue since it is dependent on new system sales. The number of customers who go out of business, are sold, merge with another retailer, or who leave us for some other reason is approximately equal to the number of new customers that we add each year. We expect that system sales will be flat to slightly up and service revenue will be flat to slightly down.

Net income for fiscal 2004 is the highest in the our history. We had six consecutive quarters of increased earnings, starting with the quarter ended June 30, 2003. Fiscal 2004 has the highest net revenues since the Y2K driven year of 1999.

We are debt free and have a balance of $17,700 in cash and marketable securities as of September 30, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

Fiscal 2004 Compared with Fiscal 2003

Net revenues

Net revenues for the year ended September 30, 2004 increased 17% to $23.6 million, consisting of a 10% increase in system revenues, a 1% increase in service revenues, and a 132% increase in X-Charge payment processing revenues, compared to the year ended September 30, 2003. The increase in system revenues was due to an increase in new system sales of Retail Star product, which is our flagship windows-based product. Service revenues increased slightly due to new support contracts sold related to new system sales, but offset by cancellations of existing contracts. The increase in payment processing revenues was related to higher X-Charge processing sign-ups from both our reseller channel and direct customers. Net revenues for fiscal 2004 included $170 in additional revenues related to a change in the accounting estimate for payment processing revenues during the year.

Gross margin

Gross margin for the twelve months ended September 30, 2004 was 61% compared to 57% for the year ended September 30, 2003. Gross margin on system and service revenues for the fiscal year ended September 30, 2004 remained flat at 51% and 63%, respectively, compared to the same period of 2003. Gross margin for the X-Charge payment processing revenues was 94% for the year ended September 30, 2004, compared to 92% for the prior fiscal year. Payment processing revenues continued to yield high margins due to the low cost structure.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses consist primarily of salaries, sales commissions, employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues decreased to 46% for the year ended September 30, 2004 as compared to 51% for fiscal 2003. Selling, general and administrative expenses for the year ended September 30, 2004 totaled $10,872 as compared to $10,255 for the year ended September 30, 2003. The increase was attributable to higher sales commissions paid on higher system and payment processing revenues.

Research and Development Expense

Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for the year ended September 30, 2004 decreased to $1,508, in comparison to $1,648 for the year ended September 30, 2003, due to lower payroll expense. Payroll expense for fiscal 2004 decreased as a result of the reduction in personnel in the third quarter of fiscal 2003 due to cost restructuring. We continue to invest in the enhancements of new features for the existing software products of Retail Star and CAM32.

Interest Income

Interest income reflects interest earned on average cash and cash equivalents and marketable available-for-sale debt securities. Interest income for the year ended September 30, 2004 was $361, a 29% increase, compared to $280 for the year ended September 30, 2003. The increase resulted primarily from an increase in invested cash balances offset by lower yields.

Income Taxes

The provision for income taxes for fiscal year 2004 was $100 compared to $24 for the year ended September 30, 2003. The provision for fiscal year 2004 was less than the statutory rate due to the utilization of net loss carryforwards and the reversal of our valuation allowance.

We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes, or SFAS 109. Prior to 2004, we recorded a valuation allowance to reduce our deferred tax assets to the amount that we believed was more likely than not to be realized. During 2004, the valuation allowance was reversed based on our belief that sufficient future income from operations is expected to be able to recognize the net deferred tax assets. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including projected future taxable income, and recent financial performance.

Liquidity and Capital Resources

Our cash and cash equivalents plus marketable securities totaled $17,700 at September 30, 2004, compared to $12,430 on September 30, 2003. We generated $3,311 from operations in fiscal 2004 compared to $1,927 in fiscal 2003. We used $1,669 for the purchase of investment bonds and fixed assets and capitalized software in fiscal 2004, compared to $767 in fiscal 2003. We received $1,511 from matured bond investments and $2,549 from the exercise of stock options in fiscal 2004, compared to $251 and $385, respectively, for fiscal 2003.

At September 30, 2004, cash and cash equivalents plus marketable securities made up 81% of our total current assets. Our current ratio at September 30, 2004 was 6.0, compared to 4.8 at September 30, 2003.

We have no significant commitments for expenditures. Management believes our existing working capital, coupled with funds generated from the Company's operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.

Inflation has had no significant impact on our operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

Results of Operations

Fiscal 2003 Compared with Fiscal 2002

Net revenues

Net revenues for the year ended September 30, 2003 decreased 2% to $20.1 million, consisting of a 7% decrease in system revenues, a 4% decrease in service revenues, and a 117% increase in payment processing revenues, compared to the year ended September 30, 2002. The decrease in system revenues was due to a decline in both new system sales and system upgrade sales. Poor economic conditions had an effect on retailers willingness to invest in capital equipment. Service revenues decreased due to the sale of Access Retail Management business in providing consulting services. Payment processing revenues increased as a result of an increase in the number of new X-Charge processing accounts.

Gross margin

Gross margin for the twelve months ended September 30, 2003 was 57% compared to 53% for the year ended September 30, 2002. Gross margin on system revenues for the fiscal year ended September 30, 2003 was 51% compared to 50% for the same period of 2002. The increase in gross margin for system revenues was a result of less price discounting given on sales and lower installation labor costs. Gross margin on service revenue for the year ended September 30, 2003 was 63% as compared to gross margin of 54% for the year ended September 30, 2002. Gross margin for service revenue increased due to a decrease in payroll expense for support technicians, related to unfilled positions. Gross margin for the X-Charge payment processing revenue for fiscal 2003 was 92% compared to 94% for fiscal 2002. Gross margin for payment processing revenue decreased due to higher payroll costs from the additional personnel added to support the business growth.

Selling, General and Administrative Expenses

Selling, general and administrative expense consists primarily of personnel related expenses including salaries, sales commissions and employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased to 51% for the year ended September 30, 2003 as compared to 49% for fiscal 2002. Selling, general and administrative expenses for the year ended September 30, 2003 totaled $10,255 as compared to $9,956 for the year ended September 30, 2002. The increase was related to the increase in commissions expense associated with a revised incentive plan.

Research and Development Expense

Research and Development Expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance exiting software products. Research and development expense for the year ended September 30, 2003 totaled to $1,648 compared to $1,804 for the year ended September 30, 2002. The decrease was due to lower costs to develop new marketable software and to enhance existing systems software in fiscal 2003, and reduced payroll costs.

Interest Income

Interest income reflects interest earned on average cash and cash equivalents and marketable available for sale debt securities. Interest income for the year ended September 30, 2003 was $280 or 1% of net revenue, an increase of $19 as compared with $261 or 1% of revenues for the year ended September 30, 2002. The increase resulted primarily from an increase in invested cash balances despite lower yields.

Income Taxes

Provision for state income taxes for the year ended September 30, 2003 was $24 compared to $365 of income tax benefit during the year ended September 30, 2002.

Liquidity and Capital Resources

Our cash and cash equivalents plus marketable securities totaled $12,430 on September 30, 2003 compared to $10,612 on September 30, 2002. We generated $1,927 from operations in fiscal 2003 compared to $1,448 in fiscal 2002. We used $503 for the purchase of fixed assets and capitalized software in fiscal 2003 compared to $1,123 in fiscal 2002. We received $385 from the exercise of stock options in fiscal 2003.

At September 30, 2003 cash and cash equivalents plus marketable securities made up 89% of our total current assets. Our current ratio at September 30, 2003 was 4.8, compared to 4.9 at September 30, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL FIGURES IN THOUSANDS)

Related Party Transactions

We lease the office building located in Henderson, Nevada from our Chief Executive Officer. The lease has a ten-year term and will expire on May 31, 2007. The payment due for the lease for fiscal years 2005, 2006 and 2007 is $373, $385 and $196, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Statement 123(R) is effective for public companies (excluding small business issuers as defined in Regulation S-B) at the beginning of the first interim or annual period beginning after June 15, 2005. The Company is currently assessing the impact of Statement 123(R).

BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 September 30,
                                                                              -------------------
                                                                                2004       2003
                                                                              --------   --------
ASSETS
Current assets:
     Cash and cash equivalents                                                $ 16,591   $ 10,889
     Marketable available-for-sale securities                                    1,109      1,541
     Accounts receivable, net of an allowance for doubtful accounts of
               $155 in 2004 and $140 in 2003                                     1,919      1,214
     Inventories                                                                   361        272
     Deferred income taxes - short term                                          1,629         --
     Other current assets                                                          137        102
                                                                              --------   --------
               Total current assets                                             21,746     14,018
Deferred income taxes - long term                                                  780        --
Property and equipment, net                                                        639        710
Intangible assets, net                                                             679        908
Other assets                                                                        80        305
                                                                              --------   --------
Total assets                                                                  $ 23,924   $ 15,941
                                                                              ========   ========

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                         $    550   $    518
     Accrued compensation and related expenses                                   1,093        687
     Deferred service revenue and customer deposits                              1,628      1,455
     Other accrued liabilities                                                     357        263
                                                                              --------   --------
               Total current liabilities                                         3,628      2,923

Commitments (note 4)
Stockholders' equity:
     Common stock, $.001 par value, 12,000 shares authorized, 3,754 shares
               issued and outstanding in 2004 and 3,253 shares in 2003               4          3
     Capital in excess of par value                                             19,328     14,271
     Accumulated other comprehensive income                                          2         23
     Retained earnings (accumulated deficit)                                       962     (1,279)
                                                                              --------   --------
               Total stockholders' equity                                       20,296     13,018
                                                                              --------   --------
Total liabilities and stockholders' equity                                    $ 23,924   $ 15,941
                                                                              ========   ========

See accompanying notes.

-
STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    Years Ended September 30,
                                                                ----------------------------------
                                                                  2004         2003         2002
                                                                  ----         ----         ----
REVENUES

   Net hardware, software and installation revenues             $ 14,420     $ 13,072     $ 14,052
   Net service revenues                                            5,541        5,474        5,695
   Net payment processing revenues                                 3,673        1,583          728
                                                                --------     --------     --------
     Total net revenues                                           23,634       20,129       20,475
                                                                --------     --------     --------
COSTS AND EXPENSES

   Cost of hardware, software and installation                     7,015        6,452        6,987
   Cost of service revenues                                        2,035        2,045        2,609
   Cost of payment processing revenues                               224          119           41
                                                                --------     --------     --------
     Total cost of revenues                                        9,274        8,616        9,637
   Selling, general and administrative expenses                   10,872       10,255        9,956
   Research and development expenses                               1,508        1,648        1,804
   Asset impairment charge                                            --           --          135
   Gain on disposal of assets                                         --           --         (715)
   Interest income                                                  (361)        (280)        (261)
                                                                --------     --------     --------
     Total costs and expenses                                     21,293       20,239       20,556
                                                                --------     --------     --------
Income (loss) before taxes                                         2,341         (110)         (81)
Provision (benefit) for income taxes                                 100           24         (365)
                                                                --------     --------     --------
Net income (loss)                                               $  2,241     $   (134)    $    284
                                                                ========     ========     ========
Basic net income (loss) per share                               $   0.63     $  (0.04)    $   0.09
                                                                ========     ========     ========
Diluted net income (loss) per share                             $   0.57     $  (0.04)    $   0.09
                                                                ========     ========     ========
Shares used in computing basic net income (loss) per share         3,543        3,143        3,060
                                                                ========     ========     ========
Shares used in computing diluted net income (loss) per share       3,937        3,143        3,189
                                                                ========     ========     ========

See accompanying notes.

STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                                             Years Ended September 30,
                                                                         ---------------------------------
                                                                           2004         2003        2002
                                                                           ----         ----        ----
Operating activities:
   Net income (loss)                                                     $  2,241     $   (134)    $   284
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization                                            869        1,034       1,079
     Asset impairment charge                                                   --           --         135
     Gain on disposal of assets                                                --           --        (715)
     Provision for doubtful accounts                                          113          104           2
     Change in deferred income taxes                                          100           --          --
     Changes in operating assets and liabilities:
        Accounts receivable                                                  (818)         524         418
        Inventories                                                           (89)          52         176
        Other current assets                                                  (35)          44         (22)
        Other assets                                                          225           33          79
        Accounts payable                                                       32          (45)       (170)
        Accrued compensation and related expenses                             406          140          25
        Deferred service revenue and customer deposits                        173          160         164
        Other accrued liabilities                                              94           28         (20)
        Note payable                                                           --          (13)         13
                                                                         --------     --------     -------
Cash provided by operating activities                                       3,311        1,927       1,448
                                                                         --------     --------     -------

Investing activities:
   Purchase of property and equipment                                        (290)        (202)       (732)
   Capitalized software development costs                                    (279)        (301)       (391)
   Purchase of marketable securities                                       (1,100)        (264)     (1,505)
   Proceeds from maturity of marketable securities                          1,511          251          --
   Net proceeds from disposal of assets                                        --           --         720
   Business acquisitions                                                       --           --        (156)
                                                                         --------     --------     -------
Cash used in investing activities                                            (158)        (516)     (2,064)
                                                                         --------     --------     -------
Financing activities:
   Proceeds from exercise of stock options & warrants                       2,549          385         258
                                                                         --------     --------     -------
Cash provided by financing activities                                       2,549          385         258
                                                                         --------     --------     -------
Net increase (decrease) in cash and cash equivalents                        5,702        1,796        (358)
Cash and cash equivalents at beginning of year                             10,889        9,093       9,451
                                                                         --------     --------     -------
Cash and cash equivalents at end of year                                 $ 16,591     $ 10,889     $ 9,093
                                                                         ========     ========     =======

See accompanying notes.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2004, 2003, AND 2002 (IN THOUSANDS)

                                                                             Accumulated
                                                                                other           Retained
                                          Common Stock         Capital         compre-          earnings
                                        -----------------   in excess of       hensive        (accumulated
                                        Shares     Amount     par value         income           deficit)            Total
                                        ------     ------     ---------         ------           --------            -----
Balance at September 30, 2001            3,023       $ 3       $13,628            $--            $(1,429)           $ 12,202
Issuance of common stock
   upon exercise of stock options           86        --           258             --                 --                 258
Net income                                  --        --            --             --                284                 284
Other comprehensive income:
   Unrealized gain on marketable
        securities                          --        --            --             14                 --                  14
                                                                                                                    --------
Comprehensive income                                                                                                     298
                                         -----       ---       -------           ----            -------            --------
Balance at September 30, 2002            3,109         3        13,886             14             (1,145)             12,758
Issuance of common stock
   upon exercise of stock options          144        --           385             --                 --                 385
Net income (loss)                           --        --            --             --               (134)               (134)
Other comprehensive income:
   Unrealized gain on marketable
        securities                          --        --            --              9                 --                   9
                                                                                                                    --------
Comprehensive loss                                                                                                      (125)
                                         -----       ---       -------           ----            -------            --------
Balance at September 30, 2003            3,253         3        14,271             23             (1,279)             13,018

Issuance of common stock
   upon exercise of
   stock options and warrants              501         1         2,548             --                 --               2,549
Tax benefit from exercise of stock
   options                                  --        --         2,509             --                 --               2,509
Net income                                  --        --            --             --              2,241               2,241
Other comprehensive income:
   Unrealized loss on marketable
        securities                          --        --            --            (21)                --                 (21)
                                                                                                                    --------
Comprehensive income                                                                                                   2,220
                                         =====       ===       =======           ====            =======            ========
Balance at September 30, 2004            3,754       $ 4       $19,328           $  2            $   962            $ 20,296
                                         =====       ===       =======           ====            =======            ========

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

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

MARKETABLE SECURITIES

All investment securities are considered to be available-for-sale and are carried at fair value. Management determines the classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company's marketable securities at September 30, 2004 consisted of debt instruments that bear interest at various rates and mature in two years or less. The gross unrealized gains on securities available-for-sale at September 30, 2004 and September 30, 2003 were $2 and $23, respectively. There were no realized gains (losses) for the twelve months ended September 30, 2004 and 2003.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company has accounts receivable from customers who were given extended payment terms for goods and services rendered. Extended payment terms are generally provided only to established relationship customers in good credit standing, and generally represent net 30 day terms. Payments for goods and services are typically due with an initial deposit payment upon signing the purchase agreement, with the balance due upon the delivery.

Management evaluates accounts receivable on a regular basis to charge off any accounts deemed uncollectible at the time. An allowance for doubtful accounts is also maintained for estimated losses resulting from the inability of customers to make required payments.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The Company believes all of the financial instruments' recorded values approximated their fair values at September 30, 2004 and 2003.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:

                                                    September 30,
                                                   2004       2003
                                                   ----       ----
Computer equipment and furniture                  $1,872     $2,168
Automobiles                                           38         38
Demonstration and loaner equipment                   128        145
                                                  ------     ------
                                                   2,038      2,351
Less accumulated depreciation                      1,399      1,641
                                                  ------     ------
                                                  $  639     $  710
                                                  ======     ======

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets. Depreciation expense for the years ended September 30, 2004, 2003, and 2002 were $359, $464, and $544, respectively.

LONG - LIVED ASSETS

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

During the quarter ended September 30, 2004, the Company performed a review for impairment of all long-lived assets. Based on its evaluation, the Company believes no impairment exists related to long-lived assets at September 30, 2004.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to revenue recognition, receivables and inventory, capitalized software, allowances for doubtful accounts, intangible asset valuations, deferred income tax asset valuation allowances, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

REVENUE RECOGNITION POLICY

The Company's revenue recognition policy is significant because revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses such as commissions. Specific guidelines are followed to measure revenue, although certain judgments affect the application of our revenue policy. The Company recognizes revenue in accordance with Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," as amended and interpreted by Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," and Staff Accounting Bulletin No. 104 (SAB 104) "Revenue Recognition." SAB 104 provides further interpretive guidance for public companies on the recognition, presentation, and disclosure of revenue in financial statements.

The Company derives revenue from the sale of computer hardware, licensing of computer software, post contract support (PCS), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (VSOE) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for the Company's hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period. If an arrangement includes multiple elements, the fees are allocated to the various elements based upon VSOE of fair value, as described above.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

Effective in the quarter ended June 30, 2004, the Company began to recognize payment processing revenues in the period the service is performed, which resulted from the Company's ability to better estimate the revenues based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. Formerly, payment processing revenues were recognized on a cash basis due to the lack of historical information available to make a reliable estimate. The significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions. The impact of this change resulted in additional revenues of $170 and net income of $126 for the twelve months ended September 30, 2004, related to a change in the accounting estimate for payment processing revenues during the quarter ended June 30, 2004. Revenues and net income, excluding the effect of the change in estimate, for the twelve months ended September 30, 2004 were $23,464 and $2,115 (or $0.54 per fully diluted share), respectively.

PER SHARE INFORMATION

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding for each period presented. Diluted net income (loss) per share is based upon the weighted average number of common shares and common equivalent shares outstanding for each period presented. Common equivalent shares include stock options and warrants assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted income (loss) per share if their effect is anti-dilutive. For the years ended September 30, 2004, 2003, and 2002, there were 92, 973, and 447 options and 175, 350, and 350 warrants excluded from the computation because their effect was anti-dilutive.

The computation of basic and diluted earnings (loss) per share for the three years ended September 30, 2004, 2003, and 2002 is as follows:

                                         Years Ended September 30,
                                    ----------------------------------
                                      2004          2003       2002
                                    --------     ---------   ---------
Numerator:
Net income (loss)
   for basic and diluted
   net income (loss) per share      $  2,241     $    (134)  $     284
                                    --------     ---------   ---------
Denominator:
Weighted-average shares
   outstanding                         3,543         3,143       3,060
                                    --------     ---------   ---------
Denominator for basic net
   income (loss) per share -
   weighted-average shares             3,543         3,143       3,060
Effect of dilutive securities:
Stock options                            394            --         129
                                    --------     ---------   ---------
Denominator for diluted
   net income (loss) per share -
   weighted-average shares
   and assumed conversions             3,937         3,143       3,189
                                    --------     ---------   ---------
Basic net income
   (loss) per share                 $   0.63     $   (0.04)  $    0.09
                                    ========     =========   =========
Diluted net income
   (loss) per share                 $   0.57     $   (0.04)  $    0.09
                                    ========     =========   =========

ADVERTISING

The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended September 30, 2004, 2003, and 2002 were $654, $534 and $570, respectively.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

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

                                       Years Ended September 30,
                                   ----------------------------------
                                     2004        2003          2002
                                     ----        ----          ----
Net income (loss), as reported     $ 2,241     $   (134)     $    284
Deduct: total stock-based
  employee compensation expense
  determined under fair value
  based method, net of related
  tax effects                         (321)        (270)         (411)
                                   -------     --------      --------
Net income (loss), as adjusted     $ 1,920     $   (404)     $   (127)
                                   =======     ========      ========

Basic income (loss) per share:
As reported                        $  0.63     $  (0.04)     $   0.09
Pro Forma                          $  0.54     $  (0.13)     $  (0.04)
Diluted income (loss) per share:
As reported                        $  0.57     $  (0.04)     $   0.09
Pro Forma                          $  0.49     $  (0.13)     $  (0.04)

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003 and 2002; risk free interest rate of 4.0%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .383, .345 and .355; and a weighted-average life of each option of eight years.

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

RECLASSIFICATIONS

Certain reclassifications have been made to the fiscal 2003 and 2002 financial statements to conform with the fiscal 2004 presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Statement 123(R) is effective for public companies (excluding small business issuers as defined in Regulation S-B) at the beginning of the first interim or annual period beginning after June 15, 2005. The Company is currently assessing the impact of Statement 123(R).

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

License agreements, capitalized software, and purchased intangible assets are amortized on the straight-line method over estimated useful lives ranging from three to five years. Amortization of capitalized software costs commence when the products are available for general release to customers.

Intangible assets are stated at cost and consist of the following:

                                                  September 30,
                                              2004           2003
                                              ----           ----
Capitalized software costs                   $ 3,797        $3,518
Goodwill & purchased intangible assets         2,617         2,617
                                             -------        ------
                                               6,414         6,135
Less:
  Accumulated amortization                     3,836         3,328
  Accumulated asset impairment
   charges                                     1,899         1,899
                                             -------        ------
                                             $   679        $  908
                                             =======        ======

During the current year, the Company capitalized $279 in software costs related to the CAM and Star products.

Amortization of capitalized software costs and purchased intangible assets, charged to cost of sales and expense for the years ended September 30, 2004, 2003 and 2002, were $508, $570, and $536, respectively.

Amortization expense of intangible assets for the years ended September 30, 2005, 2006, and 2007 are estimated at $465, $160, and $54, respectively.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

3. INCOME TAXES

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income. The provision (benefit) for income taxes consists of the following:

                                      Years Ended September 30,
                                     --------------------------
                                      2004      2003     2002
                                      ----      ----     ----
Current:
   Federal                           $ 821      $  --   $  (375)
   State                               100         24        10
                                     -----      -----   -------
                                       921         24      (365)
Deferred:
   Federal                            (767)        --        --
   State                               (54)        --        --
                                     -----      -----   -------
                                      (821)        --        --
                                     =====      =====   =======
Total provision (benefit)            $ 100      $  24   $  (365)
                                     =====      =====   =======

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense (benefit) is as follows:

                                        Years Ended September 30,
                                     ------------------------------
                                      2004     2003           2002
                                      ----     ----           ----
Income tax at statutory rate         $  796    $(37)         $  (28)
Increases (decreases)
   in taxes resulting from:
   Change in
     valuation allowance               (821)     110           (292)
Research and development
     tax credit                          53     (78)            (77)
State income taxes,
     net of federal benefit              66      20               7
Meal and entertainment                    6      13              15
Other, net                               --      (4)             10
                                     ------    ----          ------
                                     $  100    $ 24          $ (365)
                                     ======    ====          ======

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                            September 30,
                                 ----------------------------------
                                   2004           2003       2002
                                   ----           ----       ----
Deferred tax assets:
   Accruals not currently
     deductible for tax          $   528        $    358   $    286
   Book depreciation in excess
     of tax depreciation              54             124        141
   Tax credit carryforwards          476             529        451
   Net operating loss
     carryforwards                 1,583           1,547      1,501
                                 -------        --------   --------
   Total deferred tax assets       2,641           2,558      2,379
   Valuation allowance
     for deferred tax assets          --          (2,277)    (2,034)
                                 -------        --------   --------
                                   2,641             281        345
Deferred tax liabilities:
   Software costs capitalized
     for book purposes              (232)           (281)      (345)
                                 -------        --------   --------
Net deferred tax asset
(liability)                      $ 2,409        $     --   $     --
                                 =======        ========   ========

Income taxes paid were $27, $14, and $10 during the years ended September 30, 2004, 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

At September 30, 2004, the Company has net deferred tax assets of $2.4 million. During 2004, the valuation allowance was reversed based upon management's determination that the deferred tax assets were more likely than not to be realized as a result of recent operating profitability and anticipated operating profits from future operations. Approximately $1.5 million of the decrease in the valuation allowance on deferred tax assets is attributable to excess tax benefits associated with employee stock option exercises that were a component of the Company's net operating loss carryforward. Accordingly, that portion of the reduction in the valuation reserve was recorded as an increase to additional capital in excess of par value.

At September 30, 2004, federal and state net operating loss carryforwards were $3.9 million and $3.1 million, respectively. Federal net operating loss carryforwards begin to expire in 2020, while state operating loss carryforwards begin to expire in 2005.

On September 11, 2002, the Governor of California signed into law new tax legislation that suspends the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. As such, the Company has booked a provision for California state taxes for the year ended September 30, 2004, since it may not rely on California net operating losses generated in prior years to offset taxable income. This suspension will not apply to tax years beginning in 2004 and beyond.

4. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 2004 under various operating leases for office facilities and equipment through August 2007. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

Years ending September 30,
--------------------------
2005                $  611
2006                   587
2007                   341
2008                    --
2009                    --
                    ------
                    $1,539
                    ======

Total rent expense for the years ended September 30, 2004, 2003 and 2002 was $673, $730 and $701, respectively.

In June 1997, the Company entered into a lease agreement with Geoffrey D. Knapp, Chief Executive Officer of the Company, to lease a building for a term of ten years, at fair market value rates. The total original commitment under this lease term was $1.3 million. Rent expense incurred under this lease for the years ended September 30, 2004, 2003 and 2002 totaled $154, $150 and $148, respectively.

Because of the nature of its business, the Company is from time to time threatened or involved in legal actions. The Company does not believe any action now pending against it will result in material adverse effect on the Company and, further, does not consider that any such proceeding to fall outside ordinary, routine litigation incidental to the business of the Company.

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

In April 1993, the stockholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,200 options granted under the 1993 Plan as of September 30, 2004. The Company has 318 shares reserved for issuance related to the 1993 Plan.

In April 2000, the Company's Board of Directors approved the Company's 2000 Stock Option Plan (the "2000 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 750 shares of the Company's common stock. The term of the plan is unlimited in duration. There have been 513 options granted under the plan as of September 30, 2004. The Company has 605 shares reserved for issuance related to the 2000 Plan.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT PER SHARE DATA)

A summary of stock option activity follows:

                                              Weighted     Weighted
                                              Average      Average
                                  Non-ISO     Exercise    Fair Value
                                  Shares       Price      of Options
                                  ------       -----      ----------
Outstanding at
   September 30, 2001              1,072       $ 3.87
   Granted                           137       $ 4.58       $2.26
   Exercised                         (86)      $ 2.53
   Expired                           (59)      $ 5.54
                                   -----       ------       -----
Outstanding at
   September 30, 2002              1,064       $ 3.87
   Granted                            90       $ 4.65       $2.26
   Exercised                        (144)      $ 2.59
   Expired                           (37)      $ 4.41
                                   -----       ------       -----
Outstanding at
   September 30, 2003                973       $ 4.13
   Granted                           104       $13.42       $6.77
   Exercised                        (359)      $ 3.77
   Expired                           (32)      $ 4.80
                                   -----       ------       -----
Outstanding at
   September 30, 2004                686       $ 5.62
                                   =====       ======       =====

The following table summarizes information about stock options outstanding at September 30, 2004:

                                            Weighted Average
                                               Remaining          Weighted
                                  Number      Contractual         Average
                               Outstanding       Life          Exercise Price
                               -----------       ----          --------------
Outstanding:
Range of Exercise Prices
     $2.13 to $3.00                 79            3.1              $ 2.87
     $3.13 to $4.70                270            5.5              $ 3.68
     $4.71 to $6.38                230            6.5              $ 5.21
     $7.15 to $10.73                15            9.2              $ 7.20
     $14.41 to $15.00               92            9.4              $14.52
                                   ===            ===              ======

                                                            Weighted
                                           Number           Average
                                         Exercisable     Exercise Price
                                         -----------     --------------
Exercisable:
Range of Exercise Prices
   $2.13 to $3.00                             78             $ 2.86
   $3.13 to $4.70                            251             $ 3.69
   $4.71 to $6.38                            179             $ 5.30
   $7.15 to $10.73                             0             $ 9.19
   $14.41 to $15.00                           28             $14.76
                                             ---             ------
     Total:                                  536             $ 4.68
                                             ===             ======

The weighted-average remaining contractual life of stock options outstanding at September 30, 2004, 2003 and 2002 was 6.1 years, 6.3 years and 6.6 years, respectively.

At September 30, 2004 there were warrants outstanding for 33 shares exercisable at $8.44 per share and 175 shares exercisable at $24.94 per share. The warrants have a 5 year life and expire in March and June 2005, respectively. Proceeds, if any, will be used for general working capital requirements.

6. BENEFIT PLAN

The Company sponsors a 401(k) Plan for all eligible employees. The costs for the benefit plan totaled $11 for the year ended September 30, 2004. The Company made a matching contribution of $37 in fiscal 2004. There was no contribution made in fiscal 2003 or 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CAM Commerce Solutions, Inc.

We have audited the accompanying balance sheets of CAM Commerce Solutions, Inc. as of September 30, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce
Solutions, Inc. at September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States.

Orange County, California
November 12, 2004                                 /s/ Ernst & Young LLP

STOCK AND DIVIDEND DATA

The common stock of CAM Commerce Solutions, Inc., is traded on the Nasdaq National Market under the Nasdaq symbol CADA. The quarterly market price information shown below represents the high and low sales prices for the periods.

Fiscal Year Ended September 30, 2004
   Quarter Ended:                         High        Low
----------------------------------------------------------
     December 31                         $ 7.25     $ 5.50
     March 31                             12.89       7.01
     June 30                              21.50      12.25
     September 30                         18.98      12.95

Fiscal Year Ended September 30, 2003
 Quarter Ended:                        High       Low
------------------------------------------------------
   December 31                        $4.16      $1.22
   March 31                            4.70       3.03
   June 30                             4.70       3.12
   September 30                        6.04       4.01

As of November 19, 2004, there were approximately 200 holders of record of the Company's common stock. The Company estimates there are in excess of 2,000 beneficial owners of the Company's common stock.

The Company has not paid dividends in the past and the payment of dividends in the future is at the discretion of the Board of Directors, subject to any limitations imposed by the laws of the State of Delaware.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           2004 Fiscal Quarter Ended
                                            -------------------------------------------------------
In thousands, except per share data.        Dec 31          Mar 31         June 30          Sept 30
------------------------------------        ------          ------         -------          -------
Net revenues                                $5,300          $5,800          $6,272          $6,262
Gross profit                                 3,113           3,557           3,819           3,871
Income before taxes                            404             512             776             649
Net income                                     375             475             721             670
Basic net income per share                     .11             .14             .20             .18
Diluted net income per share                   .10             .12             .17             .16
                                            ======          ======          ======          ======

                                                          2003 Fiscal Quarter Ended
                                            ------------------------------------------------------
In thousands, except per share data.        Dec 31          Mar 31          June 30         Sept 30
------------------------------------        ------          ------         -------          -------
Net revenues                                $4,880          $4,919          $5,164          $5,166
Gross profit                                 2,770           2,728           2,998           3,017
Income (loss) before taxes                    (184)           (312)             91             295
Net income (loss)                             (184)           (312)             86             276
Basic net income (loss) per share             (.06)           (.10)            .03             .09
Diluted net income (loss) per share           (.06)           (.10)            .03             .08
                                            ======          ======          ======          ======

SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 2004

In thousands, except per share data.                       2004       2003         2002         2001         2000
------------------------------------                       ----       ----         ----         ----         ----
Net revenues                                             $23,634    $ 20,129     $ 20,475     $ 20,757     $ 21,311
Income (loss) before taxes                                 2,341        (110)         (81)      (3,859)      (1,135)
Net income (loss)                                          2,241        (134)         284       (3,698)        (746)
Basic net income (loss) per share                            .63        (.04)         .09        (1.22)        (.28)
Diluted net income (loss) per share                          .57        (.04)         .09        (1.22)        (.28)
Total assets                                              23,924      15,941       15,411       14,796       18,296
Working capital                                           18,118      11,095       10,284        9,708       11,467
Long-term debt                                                --          --           13           --           --
Stockholders' equity                                     $20,296    $ 13,018     $ 12,758     $ 12,202     $ 15,857
Shares used in computing net income (loss) per share:
   Basic                                                   3,543       3,143        3,060        3,020        2,644
   Diluted                                                 3,937       3,143        3,189        3,020        2,644
                                                         =======    ========     ========     ========     ========

COMPANY INFORMATION

BOARD OF DIRECTORS

Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Commerce Solutions, Inc.

David Frosh
President
Sperry Van Ness

Walter Straub
Consultant

Donald A. Clark
Chief Executive Officer
C & C Companies

OFFICERS

Geoffrey D. Knapp
Chief Executive Officer

Paul Caceres Jr.
Chief Financial Officer

CORPORATE OFFICE

17075 Newhope Street
Fountain Valley, CA 92708
(714) 241-9241
Facsimile: (714) 241-9893
Internet address: http://www.camcommerce.com

REGISTRAR AND TRANSFER AGENT

American Stock Transfer Company
59 Maiden Lane
New York, NY 10007

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Ernst & Young LLP
18111 Von Karman Avenue, Suite 1000
Irvine, CA 92612

SECURITIES COUNSEL

Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660

GENERAL COUNSEL

Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126

FORM 10-K

A copy of the Company's annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, and Code of Ethics, will be furnished to any stockholder free of charge upon written request to the Company's Corporate Finance Department at the Company's corporate office.