Form 10-K, Exhibit 13
period 2005-09-30
CAM COMMERCE SOLUTIONS INC
filed 2005-12-15
CIK 819334

                                                                   EXHIBIT 13(a)

LETTER TO SHAREHOLDERS

Dear Shareholder,

I am pleased to report that we followed up our breakout year in 2004 with another record performance in 2005 as we built on our successful business model. While we had a very good year due to the continued success of our X-Charge payment processing software and service, our system sales fell a little below our expectations. The fact that we still performed so well overall is compelling evidence of how our business has fundamentally changed over the past couple of years due to X-Charge. We made important progress in key areas that have set us up to have another strong year in 2006.

The key to our recent success has been our X-Charge payment processing product and service that grew to 30% of sales by the 4th quarter of 2005. It represented 26% of sales for the year, as compared to 16% in 2004. It is by far our highest gross profit margin business and the revenue is recurring. When combined with our system service revenue, which is also recurring, our total recurring revenues going forward are now more than 50% of total company revenues. With this trend toward high margin, recurring revenues our business has become very easy to understand to the outside investor and increasingly more predictable than in the past. I expect this trend to continue.

Last year I went into a great deal of detail about our business model in the annual shareholder letter. Since nothing has fundamentally changed in that regard, I will not cover it all again here, but rather I will focus on the highlights of the improvements we saw and the progress we made against the model. If you are new to the company you may want to read the 2004 letter first.

X-Charge

The growth of our X-Charge business is based on adding new X-Charge customers, of which we currently have more than 5,000. X-Charge revenues increased 78% from 2004 to 2005. We have been installing approximately 300 new customers per month the past few months. September was a record at 342 new X-Charge customers installed during the month. Approximately 75% of these new customers are coming from our resellers rather than our own point of sale (POS) system customers. Initially when we started offering X-Charge, all of our processing accounts came from our own POS system customers. Over the past few years we have been building a reseller network of independent software developers that have embedded our X-Charge product in their own offering. As a result, all of the growth in the number of new X-Charge installations on a monthly basis have come from the reseller channel (see related graphs at the end of this letter). This means that our growth opportunity for X-Charge is based on the success we have with adding new resellers and helping the ones we have to be more productive. We are very focused on both of these things. We continue to sign up new resellers on a regular basis and to reach out to existing resellers to help them with new sales. We have more than 100 active resellers serving many different markets and dozens more in various stages of becoming an "active" reseller.

System Sales

As I have reported in the past, system sales have been challenging for some time now and continue to be so. We saw a decline in system sales this past year of 10% even though we were forecasting small gains for 2005. There is no one thing we can point to that accounts for the trend. We are selling less hardware, which accounts for some of it, and if we are going to lose revenue somewhere this is the best place since it carries the lowest gross profit margins of any of our products or services. We have looked at the market from every angle in trying to determine the factors contributing to the trend. There is some increased competition, but this has not been an overwhelming factor. For many market driven reasons, we are just not seeing the quantity and quality of new sale opportunities that we have seen in the past. While this may turn around, we really don't have any control over it beyond the marketing dollars we spend. Furthermore, it is not a requirement to our success at this time for system sales to grow. The company can now succeed at a high level solely off the performance of X-Charge as evidenced by this past year's results. Of course, we are working hard every day to improve system sales and doing so would only improve our results. We have made changes to our sales plan, pricing and marketing that we hope will make a positive difference, while at the same time keeping SG&A in-line with current market expectations.

Service Revenue

As I have mentioned in the past, the small decline we saw in service revenue in 2005 was entirely the result of a single large customer who discontinued their service at the end of 2004. We have no other customer

LETTER TO SHAREHOLDERS CONT.

that represents anywhere near the amount of revenue as this one customer and without the loss of this customer we would have seen a slight growth in service revenue. It is our expectation that service revenue will be relatively flat in 2006 as compared to 2005.

Other Highlights and Milestones

Record profits

We earned our highest pre-tax profit margin in the company's history at 11% for the year and 16% for the 4th quarter. We also earned our highest pre-tax profit at $2.8 million. We did incur federal income tax this year where we have not in recent years, which resulted in net income of $.44 per share.

Cash Flow

Our cash and marketable securities grew $3.4 million, or $.87 per share, in 2005 to $21.1 million or $5.48 per share. Nearly all of this came from operations.

Earnings based dividend declared

As I indicated in our plan last year, we initiated a new earnings based dividend plan for shareholders in the 3rd quarter. It is our plan to pay a dividend of approximately 75% of net income each quarter. Our first dividend was paid on October 14th and was 10 cents a share. We declared our 2nd dividend for the 4th quarter results of $.14 per share, which will be paid on January 12, 2006. While the dividend policy is always subject to change based on changing circumstances, it is our plan to continue to pay the dividend for the foreseeable future. Shareholders should expect the dividend to fluctuate quarterly both up and down based on results that will be impacted by, among other things, the normal seasonality in our business. The benefit of the fluctuating dividend is that it allows us to pay out the highest possible dividend each quarter, providing shareholders a better return.

Payment processing portfolio

At the time of this writing, our more than 5,000 X-Charge customers represent approximately $1.7 billion in annual credit card processing volume. We estimate our current growth rate of the portfolio at $800 million per year. This is of course subject to many factors that can change.

24% increase in stock price

Our number one goal has been to increase shareholder value. By this standard we also performed very well.After seeing our stock price rise 68% in 2003 and then 150% in 2004, we were still able to achieve 24% growth in fiscal 2005. We achieved this by delivering positive results.

CAM Commerce as an investment

I have continued to be a buyer of our company's stock in the open market. I certainly don't have unlimited funds to invest. I have been buying the stock because I can't find an investment I feel more comfortable with that offers me a risk/reward ratio that is as appealing. I feel confident in the future of CAM Commerce Solutions and while anything can happen in the short term, my outlook is long term. We have a winning formula that is working today that gives us lots of room to build on. If I feel that way, then certainly there must be other investors looking for the same thing? Thus, it is my goal to allow those niche investors to find us and to provide an investment that appeals to them.

As an investment opportunity in the greater market place, we are very realistic that we will not appeal to the broader market due to our size, but the good news is that we don't need to appeal to everyone in order to maximize shareholder value. Most analysts won't cover us because there are not enough shares outstanding and we don't offer any real investment banking business to firms who will cover you only if they see a "transaction" is possible or likely. The dividend policy is part of a strategy to appeal to small funds and individuals who are looking for a growth opportunity that offers an attractive amount of income, and are willing to take a long term outlook. Since the stock is not always easy to buy and sell quickly in large amounts, investors would generally want to have a long term outlook in order to take a large position in our company. Our cash position, recurring revenue and management philosophy are all things that should appeal to the investor looking for safety and predictable results, while our X-Charge business model offers the growth opportunity. The dividend policy should make it more appealing for the long term investors who can get a return on their capital while they give the business model a chance to work.

What I want to convey here is that we have a very deliberate strategy with our company in regards to enhancing shareholder value when it comes to the market for our securities. It takes into account who we are and the realities of the market. If our results continue to improve, the investment will become more

LETTER TO SHAREHOLDERS CONT.

appealing as the track record of success will contribute to the appeal. We are not for everybody but we should be very appealing to many in our target audience.

Summary

We achieved strong results in 2005 and I am very much looking forward to 2006. Our profit comparisons will make more sense this year since we will be comparing a fully taxed net income number in 2006 to a fully taxed number in 2005. That was not the case for fiscal year 2005. The success we are having has made a lot of people believers in our company, both inside and outside. This kind of thing tends to build on itself. It is my expectation that we will see improvement in our results in 2006 over 2005 based on our X-Charge business, barring unforeseen events or influences.

I would like to thank our hard working and dedicated CAM employees who go the extra mile for our customers every day on delivering our best year yet. We look forward to a promising 2006.

All the best,

/s/ GEOFF KNAPP

Geoff Knapp
CEO & Chairman
CAM Commerce Solutions, Inc.

                        X-Charge Quarterly Revenue Chart

                                  [BAR CHART]

                 CAM vs. Reseller X-Charge Installs by Quarter

                                  [BAR CHART]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

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

All statements included or incorporated by reference in this Report, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor provisions of such act. Examples of forward-looking statements include, but are not limited to, future competition and market conditions, new products, new system sales, statements concerning projected revenue, expenses, gross profit, gross margin and income, our accounting estimates, assumptions and judgments, the impact of our adoption of new rules on accounting for goodwill and other intangible assets, the future effectiveness of our expense and cost control and reduction efforts, the future market acceptance and performance of our products, implications of our lengthy sales cycle, and our future capital requirements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and other similar expressions, including variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date of this Report and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are set forth in "Risk Factors" in our Form 10-K Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

OVERVIEW

We provide total commerce solutions for traditional and web retailers that are based on our open architecture software products for inventory management, point of sale, sales transaction processing, accounting, and payment processing. These solutions often include hardware, installation, training, service, and payment processing services provided by us.

Our revenues are derived from systems sales, service and support payments, and payment processing fees through our X-Charge system, which represent approximately 52%, 22%, and 26%, respectively, of our revenues. Our customer base consists of small to medium size retailers located throughout the United States.

We offer five turnkey systems, consisting of : CAM32, which is designed for hard goods retailers whose inventory is re-orderable in nature; Profit$, which is designed for apparel and shoe retailers whose inventory is seasonal in nature, and color and size oriented; Retail STAR, which is designed to incorporate multiple functions of both the CAM32 and Profit$ systems; Retail ICE, which is a single-user derivative of Retail STAR; and MicroBiz, which is designed for single-store, hard goods retailers that are generally smaller in size than customers that utilize the CAM32 system. We also offer X-Charge, which is a payment processing software program that can be integrated with a customer's point of sale system.

CONTRACTS AND COMMITMENTS

On May 26, 2005, we signed a letter agreement with our landlord, Pelican Center Limited Partnership, extending for three years the term of the lease of our corporate headquarters located at 17075 Newhope Street, Fountain Valley, California. The new expiration date of the lease is March 6, 2010. All other terms and provisions of the lease originally entered into on December 12, 2000, including rent and the annual adjustment thereof as provided in the lease, shall remain in full force and effect.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

During the twelve month period ended September 30, 2005, there were no material changes outside of our ordinary business in our long term debt, capital leases, operating leases, purchase obligations, or other long term obligations reflected on our balance sheet at September 30, 2005.

The following table summarizes payment obligations for long-term debt, capital leases, operating leases and purchase obligations for the remaining periods of the current fiscal year and future fiscal years.

                                             Payments Due By Period
                                  ---------------------------------------------------
                                               Less                             More
                                              Than 1       1-3        3-5      Than 5
                                  Total        Year       Years      Years     Years
                                  ------      ------      ------    ------     ------
Long-term debt                    $   --       $ --       $  --     $ --       $ --
Capital lease obligations             --         --          --       --         --
Operating leases                   2,060        586       1,284      190         --
Purchase obligations                  --         --          --       --         --

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

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of the consolidated financial statements:

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

We derive revenue from the sale of computer hardware, licensing of computer software, post contract support (PCS), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (VSOE) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for our hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

support period. If an arrangement includes multiple elements, the fees are allocated to the various elements based upon VSOE of fair value, as described above.

Prior to June 30, 2004, payment processing revenues were recognized on a cash basis due to the lack of historical information available to make a reliable estimate. In the quarter ended June 30, 2004, we made a change in accounting estimate for recognizing payment processing revenues as a result of our ability to better estimate the revenues based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate.

RECEIVABLES

The Company has accounts receivable from customers who were given extended payment terms for goods and services rendered. Extended payment terms are generally provided only to established relationship customers in good credit standing, and generally represent net 30 day terms. Payment for goods and services are typically due with an initial deposit payment upon signing the purchase agreement, with the balance due upon the delivery.

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required. Actual losses have traditionally been minimal and within our expectations.

INVENTORY

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

IMPAIRMENT OF INTANGIBLE ASSETS

The value of our intangible assets could be impacted by future adverse changes such as (i) any future declines in our operating results, or (ii) any failure to meet our future performance projections. We evaluate these assets used in operations on an annual basis or more frequently if indicators of impairment exist. An annual impairment review is performed during the fourth quarter of each year or more frequently if indicators of impairment exist. In the process of the annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies to determine the fair value of our assets. Significant management judgment is required in the forecast of future operating results that are used in the discounted cash flow method of valuation. The estimates used are consistent with the plans and estimates that we use to manage our business. It is reasonably possible, however, that certain of our products will not gain or maintain market acceptance, which could result in estimates of anticipated future net revenue differing materially from those used to assess the recoverability of these assets. In that event, revenue and cost forecasts will not be achieved, and we could incur additional impairment charges.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

RESULTS OF OPERATIONS

The following table summarizes the fluctuation analysis of results of our operations for fiscal 2005 compared with fiscal 2004.

                                                                        Years Ended September 30,      Variance
                                                                    2005            2004           Amount       %
                                                                  --------       ----------      ---------    ---

Net hardware, software and installation revenues                  $ 13,006       $   14,420      $  (1,414)   (10%)
Net service revenues                                                 5,374            5,541           (167)    (3%)
Net payment processing revenues                                      6,556            3,673          2,883     78%
                                                                  --------       ----------      ---------
     Total net revenues                                             24,936           23,634          1,302      6%
                                                                  --------       ----------      ---------
Cost of hardware, software and installation                          6,580            7,015           (435)    (6%)
Cost of service revenues                                             2,145            2,035            110      5%
Cost of payment processing revenues                                    422              224            198     88%
                                                                  --------       ----------      ---------
     Total cost of revenues                                          9,147            9,274           (127)    (1%)
Selling, general and administrative expenses                        11,993           10,872          1,121     10%
Research and development expenses                                    1,548            1,508             40      3%
Interest income                                                       (559)            (361)           198     55%
                                                                  --------       ----------      ---------
     Total costs and expenses                                       22,129           21,293            836      4%
                                                                  --------       ----------      ---------
Income before provision for income taxes                             2,807            2,341            466     20%
Provision for income taxes                                           1,033              100            933    933%
                                                                  --------       ----------      ---------
Net income                                                        $  1,774       $    2,241      $    (467)   (21%)
                                                                  ========       ==========      =========
Gross margin on hardware, software and installation revenues            49%              51%
Gross margin on service revenues                                        60%              63%
Gross margin on payment processing revenues                             94%              94%
Gross margin on total net revenues                                      63%              61%

The following table summarizes the fluctuation analysis of results of our operations for fiscal 2004 compared with fiscal 2003.

                                                                        Years Ended September 30,      Variance
                                                                    2004            2003           Amount       %
                                                                  --------       ---------       --------     -----

Net hardware, software and installation revenues                  $ 14,420       $ 13,072        $  1,348        10%
Net service revenues                                                 5,541          5,474              67         1%
Net payment processing revenues                                      3,673          1,583           2,090       132%
                                                                  --------       --------        --------
     Total net revenues                                             23,634         20,129           3,505        17%
                                                                  --------       --------        --------
Cost of hardware, software and installation                          7,015          6,452             563         9%
Cost of service revenues                                             2,035          2,045             (10)        0%
Cost of payment processing revenues                                    224            119             105        88%
                                                                  --------       --------        --------
     Total cost of revenues                                          9,274          8,616             658         8%
Selling, general and administrative expenses                        10,872         10,255             617         6%
Research and development expenses                                    1,508          1,648            (140)       (8%)
Interest income                                                       (361)          (280)             81        29%
                                                                  --------       --------        --------
     Total costs and expenses                                       21,293         20,239           1,054         5%
                                                                  --------       --------        --------
Income (loss) before provision for income taxes                      2,341           (110)          2,451     2,228%
Provision for income taxes                                             100             24              76       317%
                                                                  --------       --------        --------
Net income (loss)                                                 $  2,241       $   (134)       $  2,375     1,772%
                                                                  ========       ========        ========
Gross margin on hardware, software and installation revenues            51%            51%
Gross margin on service revenues                                        63%            63%
Gross margin on payment processing revenues                             94%            92%
Gros margin on total net revenues                                       61%            57%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

SIGNIFICANT TRENDS

X-Charge payment processing revenues continued to be the primary contributor to our business growth and success. X-Charge payment processing revenues are of a recurring nature and have been generating the highest gross profit margin in our business. As of fiscal 2005, it represented 26% of our total net revenues. The number of accounts processing with X-Charge has been increasing year over year, which we had approximately 5,500 accounts at the end of this fiscal year. We continued to install more accounts every month, which resulted in an increase in our processing portfolio. X-Charge payment processing revenues will continue to grow as we sign up more accounts and continue building our payment processing portfolio. The growth in our X-Charge payment processing revenues was mainly attributable to our reseller channel program, which generated approximately 75% of our new processing accounts. We have over 100 resellers in different industries marketing our X-Charge products and service and we are getting more resellers interested in adding X-Charge products in their offering to their customers.

Our business model in building recurring, high gross profit margin service revenues has been successful. System service revenues combined with payment processing revenues made up 48% of our total net revenues. This ratio should continue to grow as we build up X-Charge payment processing revenues. As a result of this successful business model, we achieved record high in pre-tax profit this year.

System sales have been a challenge part of our business. We have been seeing a declining trend in system sales due to market factors that are outside of our control. We are continuing to focus on ways to improve this part of the business.

System service revenues have declined slightly from last year primarily due to the cancellation of a single large contract. Web hosting revenues from I.Star customers have helped offset the revenue loss from this contract cancellation. We expect to see system service revenues to stabilize during fiscal 2006 as we generate more web hosting revenues from live I.Star sites.

RESULTS OF OPERATIONS

FISCAL 2005 COMPARED WITH FISCAL 2004

NET REVENUES

Net revenues for the fiscal year ended September 30, 2005 increased 6% to $24.9 million, consisting of a 78% increase in X-Charge payment processing revenues, a 10% decrease in system revenues, and a 3% decrease in service revenues, compared to $23.6 million for fiscal year 2004. The significant increase in payment processing revenues resulted from an increase in X-Charge processing sign-ups contributed primarily from our reseller channel program. The decrease in system revenues was due to a decrease in both new system sales and peripheral hardware sales. Service revenues decreased mainly due to the loss of our single large support contract.

GROSS MARGIN

Gross margin for the twelve months ended September 30, 2005 was 63% compared to 61% for the same period last year. Gross margin for payment processing revenues for fiscal 2005 was flat at 94%, compared to fiscal 2004. We generate the highest margins from payment processing revenues due to our low cost structure. Gross margin on system and service revenues for the fiscal year ended September 30, 2005 decreased slightly to 49% and 60%, respectively, compared to 51% and 63%, respectively, for the same period of 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses consist primarily of salaries, sales commissions, employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased to 48% for the year ended September 30, 2005 as compared to 46% for the same period of 2004. Selling, general and administrative expenses for the year ended September 30, 2005 totaled $11,993 as compared to $10,872 for the year ended September 30, 2004. The increase was attributable to higher X-Charge commissions paid on higher payment processing revenues and higher consulting fees paid for an accounting system upgrade.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for fiscal 2005 increased to $1,548, in comparison to $1,508 for the year ended September 30, 2004, due to lower capitalizable payroll expense.

INTEREST INCOME

Interest income reflects interest earned on average cash and cash equivalents and marketable available-for-sale debt securities. Interest income for the year ended September 30, 2005 was $559, a 55% increase, compared to $361 for the year ended September 30, 2004. The increase resulted primarily from an increase in invested cash balances and higher yields.

INCOME TAXES

Provision for state and federal income taxes for fiscal year 2005 was $1,033, compared to $100 for the year ended September 30, 2004. The provision for fiscal year 2004 was less than the statutory rate due to the utilization of net loss carryforwards and the reversal of our valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalent plus marketable securities totaled $21,063 at September 30, 2005, compared to $17,700 on September 30, 2004. The Company generated $3,655 from operations, expended $632 for fixed assets and capitalized software development, used $4,299 for marketable securities investment, and received $100 from maturity of bond investments and $360 from the proceeds of stock options exercised during the twelve months ended September 30, 2005, compared to $3,311 generated from operations, $569 used for fixed assets and capitalized software development, used $1,100 for marketable securities investments and received $1,511 from maturity of investments and $2,549 from the proceeds of stock options and warrants exercised during the twelve months ended September 30, 2004.

On August 3, 2005, the Board of Directors authorized a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. On October 14, 2005, the Company paid a dividend of approximately $385 ($0.10 per common share) to stockholders of record on October 3, 2005 for June quarter results. For September quarter results, the Board of Directors declared a dividend of $0.14 per common share, payable on January 12, 2006 to stockholders of record on January 3, 2006. The Company did not pay dividends in the prior fiscal years.

The Company and its Board of Directors will re-evaluate the decision to pay a dividend each quarter based on its earnings performance, regulatory limitations and other conditions which may affect the Company's desire to pay dividends in the future.

At September 30, 2005 cash and cash equivalents plus marketable securities made up 86% of our total current assets. Our current ratio at September 30, 2005 was 6.2.

The Company has no significant commitments for expenditures. Management believes the Company's existing working capital, coupled with funds generated from the Company's operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.

Inflation has had no significant impact on the Company's operations in the past, although that may not be the case in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

RESULTS OF OPERATIONS

FISCAL 2004 COMPARED WITH FISCAL 2003

NET REVENUES

Net revenues for the year ended September 30, 2004 increased 17% to $23.6 million, consisting of a 10% increase in system revenues, a 1% increase in service revenues, and a 132% increase in X-Charge payment processing revenues, compared to the year ended September 30, 2003. The increase in system revenues was due to an increase in new system sales of Retail Star product, which is our flagship windows-based product. Service revenues increased slightly due to new support contracts sold related to new system sales, but offset by cancellations of existing contracts. The increase in payment processing revenues was related to higher X-Charge processing signups from both our reseller channel and direct customers. Net revenues for fiscal 2004 included $170 in additional revenues related to a change in the accounting estimate for payment processing revenues during the year.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNLESS OTHERWISE INDICATED, ALL FIGURES IN THOUSANDS)

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents, plus marketable securities totaled $17,700 at September 30, 2004, compared to $12,430 on September 30, 2003. We generated $3,311 from operations in fiscal 2004 compared to $1,927 in fiscal 2003. We used $1,669 for the purchase of investment bonds and fixed assets and capitalized software in fiscal 2004, compared to $767 in fiscal 2003. We received $1,511 from matured bond investments and $2,549 from the exercise of stock options in fiscal 2004, compared to $251 and $385, respectively, for fiscal 2003.

At September 30, 2004, cash and cash equivalents plus marketable securities made up 81% of our total current assets. Our current ratio at September 30, 2004 was 6.0, compared to 4.8 at September 30, 2003.

RELATED PARTY TRANSACTIONS

We lease the office building located in Nevada from our Chief Executive Officer. The lease has a ten-year term and will expire on May 31, 2007. The payment due for the lease for fiscal years 2006 and 2007 is $162 and $108, respectively.

OFF BALANCE SHEET RISK

There are no off balance sheet items as of September 30, 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123(R), Share Based Payment ("SFAS No. 123(R)") which is a revision of SFAS No. 123, supersedes APB No. 25 and SFAS No. 148, and amends Statement of Financial Accounting Standard No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) was initially required to be adopted in the next reporting period beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a rule that amends this compliance date to allow companies to implement SFAS No. 123(R) at the beginning of the first fiscal year beginning after June 15, 2005.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

- A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro-forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On March 29, 2005, the SEC issued Staff Accounting Bulletin Topic 14, "Share-Based Payment" ("SAB 107"). SAB 107, which becomes effective for public companies upon their adoption of SFAS No. 123(R), describes the SEC Staff's views in determining the assumptions that underlie the fair value estimates and interaction of SFAS No. 123(R) with certain existing SEC guidance. We plan to adopt SFAS No. 123(R) on October 1, 2005 using the modified prospective method. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings per share above.

BALANCE SHEETS (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                September 30,
                                                                                            --------------------
                                                                                               2005       2004
                                                                                            ---------  ---------
ASSETS

Current assets:
     Cash and cash equivalents                                                              $  15,763  $  16,591
     Marketable available-for-sale securities                                                   5,300      1,109
     Accounts receivable, net of an allowance for doubtful accounts of
           $146 in 2005 and $155 in 2004                                                        1,930      1,919
     Inventories                                                                                  306        361
     Deferred income taxes                                                                      1,188      1,629
     Other current assets                                                                         132        137
                                                                                            ---------  ---------
          Total current assets                                                                 24,619     21,746
Deferred income taxes                                                                             714        780
Property and equipment, net                                                                       610        639
Intangible assets, net                                                                            467        679
Other assets                                                                                       51         80
                                                                                            ---------  ---------
Total assets                                                                                $  26,461  $  23,924
                                                                                            =========  =========

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                                       $     445  $     550
     Accrued compensation and related expenses                                                  1,154      1,093
     Deferred service revenue and customer deposits                                             1,728      1,628
     Cash dividends payable                                                                       385         --
     Other accrued liabilities                                                                    260        357
                                                                                            ---------  ---------
          Total current liabilities                                                             3,972      3,628

Commitments (note 4)
Stockholders' equity:
      Common stock, $.001 par value, 12,000 shares authorized, 3,846 shares
        issued and outstanding in 2005 and 3,754 shares in 2004                                     4          4
      Capital in excess of par value                                                           20,152     19,328
      Accumulated other comprehensive income (loss)                                               (18)         2
      Retained earnings                                                                         2,351        962
                                                                                            ---------  ---------
          Total stockholders' equity                                                           22,489     20,296
                                                                                            ---------  ---------
Total liabilities and stockholders' equity                                                  $  26,461  $  23,924
                                                                                            =========  =========

See accompanying notes.

STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           Years Ended September 30,
                                                                      --------------------------------
                                                                          2005       2004       2003
                                                                      ----------  ---------  ---------
REVENUES

     Net hardware, software and installation revenues                 $   13,006  $  14,420  $  13,072
     Net service revenues                                                  5,374      5,541      5,474
     Net payment processing revenues                                       6,556      3,673      1,583
                                                                      ----------  ---------  ---------
          Total net revenues                                              24,936     23,634     20,129
                                                                      ----------  ---------  ---------
COSTS AND EXPENSES

     Cost of hardware, software and installation                           6,580      7,015      6,452
     Cost of service revenues                                              2,145      2,035      2,045
     Cost of payment processing revenues                                     422        224        119
                                                                      ----------  ---------  ---------
          Total cost of revenues                                           9,147      9,274      8,616
     Selling, general and administrative expenses                         11,993     10,872     10,255
     Research and development expenses                                     1,548      1,508      1,648
     Interest income                                                        (559)      (361)      (280)
                                                                      ----------  ---------  ---------
          Total costs and expenses                                        22,129     21,293     20,239
                                                                      ----------  ---------  ---------
Income (loss) before taxes                                                 2,807      2,341       (110)
Provision for income taxes                                                 1,033        100         24
                                                                      ----------  ---------  ---------
Net income (loss)                                                     $    1,774  $   2,241  $    (134)
                                                                      ==========  =========  =========

Basic net income (loss) per share                                     $     0.46  $    0.63  $   (0.04)
                                                                      ==========  =========  =========
Diluted net income (loss) per share                                   $     0.44  $    0.57  $   (0.04)
                                                                      ==========  =========  =========

Shares used in computing basic net income (loss) per share                 3,817      3,543      3,143
                                                                      ==========  =========  =========
Shares used in computing diluted net income (loss) per share               4,045      3,937      3,143
                                                                      ==========  =========  =========

Related party payments to Geoff Knapp, officer and director of CAM Commerce, for building rent in the amounts of $158, $154, and $150 have been included in Selling, General, and Administrative expenses above for fiscal years ended 2005, 2004, and 2003 respectively.

See accompanying notes.

STATEMENTS OF CASH FLOWS (IN THOUSANDS)

                                                                                      Years Ended September 30,
                                                                                  -------------------------------
                                                                                     2005       2004       2003
                                                                                  ---------  ---------  ---------
Operating activities:
     Net income (loss)                                                            $   1,774  $   2,241  $    (134)
     Adjustments to reconcile net income (loss) to net cash provided by operating activities:
          Depreciation and amortization                                                 873        869      1,034
          Provision for doubtful accounts                                               178        113        104
          Change in deferred income taxes                                               507        100         --
          Income tax deduction from excercise of stock options                          464         --         --
          Changes in operating assets and liabilities:
               Accounts receivable                                                     (189)      (818)       524
               Inventories                                                               55        (89)        52
               Other current assets                                                       5        (35)        44
               Other assets                                                              29        225         33
               Accounts payable                                                        (105)        32        (45)
               Accrued compensation and related expenses                                 61        406        140
               Deferred service revenue and customer deposits                           100        173        160
               Other accrued liabilities                                                (97)        94         28
               Note payable                                                              --         --        (13)
                                                                                  ---------  ---------  ---------
Cash provided by operating activities                                                 3,655      3,311      1,927
                                                                                  ---------  ---------  ---------

Investing activities:
     Purchase of property and equipment                                                (343)      (290)      (202)
     Capitalized software development costs                                            (289)      (279)      (301)
     Purchase of marketable securities                                               (4,311)    (1,100)      (264)
     Proceeds from maturity of marketable securities                                    100      1,511        251
                                                                                  ---------  ---------  ---------
Cash used in investing activities                                                    (4,843)      (158)      (516)
                                                                                  ---------  ---------  ---------

Financing activities:
     Proceeds from exercise of stock options & warrants                                 360      2,549        385
                                                                                  ---------  ---------  ---------
Cash provided by financing activities                                                   360      2,549        385
                                                                                  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents                                   (828)     5,702      1,796
Cash and cash equivalents at beginning of year                                       16,591     10,889      9,093
                                                                                  ---------  ---------  ---------
Cash and cash equivalents at end of year                                          $  15,763  $  16,591  $  10,889
                                                                                  =========  =========  =========

See accompanying notes.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2005, 2004, AND 2003 (IN THOUSANDS)

                                                                      Accumulated
                                                                         other       Retained
                                       Common Stock     Capital in      compre-      earnings
                                      ---------------  excess of par    hensive    (accumulated
                                      Shares   Amount      value     income(loss)     deficit)      Total
                                      -------  ------  ------------- ------------  -------------  ----------
Balance at September 30, 2002           3,109  $    3  $      13,886  $       14   $      (1,145) $   12,758
Issuance of common stock
    upon exercise of stock options        144      --            385          --              --         385
Net loss                                   --      --             --          --            (134)       (134)
Other comprehensive income:
    Unrealized gain on marketable
      securities                           --      --             --           9              --           9
                                                                                                  ----------
Comprehensive loss                                                                                      (125)
                                      -------  ------  -------------  ----------   -------------  ----------
Balance at September 30, 2003           3,253       3         14,271          23          (1,279)     13,018
Issuance of common stock
     upon exercise of stock
     options and warrants                 501       1          2,548          --              --       2,549
Tax benefit from exercise
     of stock options                      --      --          2,509          --              --       2,509
Net income                                 --      --             --          --           2,241       2,241
Other comprehensive income:
    Unrealized loss on marketable
      securities                           --      --             --         (21)             --         (21)
                                                                                                  ----------
Comprehensive income                                                                                  2,220
                                      -------  ------  -------------  ----------   -------------  ----------
Balance at September 30, 2004           3,754       4         19,328           2             962      20,296
Issuance of common stock
     upon exercise of
     stock options and warrants            92      --            360          --              --         360
Tax benefit from exercise
     of stock options                      --      --            464          --              --         464
Dividends declared                         --      --             --          --            (385)       (385)
Net income                                 --      --             --          --           1,774       1,774
Other comprehensive income:
    Unrealized loss on marketable
      securities                           --      --             --         (20)             --         (20)
                                                                                                  ----------
Comprehensive income                                                                                   1,754
                                      =======  ======  =============  ==========   =============  ==========
Balance at September 30, 2005           3,846  $    4  $      20,152  $      (18)  $       2,351  $   22,489
                                      =======  ======  =============  ==========   =============  ==========

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

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

MARKETABLE SECURITIES

All investment securities are considered to be available-for-sale and are carried at fair value. Management determines the classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company's marketable securities at September 30, 2005 consisted of debt instruments that bear interest at various rates and mature in two years or less. The gross unrealized gains (losses) on securities available-for-sale at September 30, 2005 and September 30, 2004 were ($18) and $2, respectively. There were no realized gains (losses) for the twelve months ended September 30, 2005 and 2004.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The Company believes all of the financial instruments' recorded values approximated their fair values at September 30, 2005 and 2004.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company has accounts receivable from customers who were given extended payment terms for goods and services rendered. Extended payment terms are generally provided only to established relationship customers in good credit standing, and generally represent net 30 day terms. Payment for goods and services are typically due with an initial deposit payment upon signing the purchase agreement, with the balance due upon the delivery.

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

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost and is composed of the following:

                                           September 30,
                                          2005       2004
                                        --------   --------
Computer equipment and furniture        $  1,752   $  1,872
Automobiles                                   38         38
Demonstration and loaner equipment            92        128
                                        --------   --------
                                           1,882      2,038
Less accumulated depreciation              1,272      1,399
                                        --------   --------
                                        $    610   $    639
                                        ========   ========

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets. Depreciation expense for the years ended September 30, 2005, 2004, and 2003 was $371, $359, and $464, respectively.

LONG - LIVED ASSETS

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

During the quarter ended September 30, 2005, the Company performed a review for impairment of all long-lived assets. Based on its evaluation, the Company believes no impairment exists related to long-lived assets at September 30, 2005.

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

Prior to June 30, 2004, payment processing revenues were recognized on a cash basis due to the lack of historical information available to make a reliable estimate. In the quarter ended June 30, 2004, the Company made a change in accounting estimate for recognizing payment processing revenues as a result of the Company's ability to better estimate the revenues based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. The impact of this change resulted in additional revenues of $170 and net income of $126 for the twelve months ended September 30, 2004, related to a change in the accounting estimate for payment processing revenues during the quarter ended June 30, 2004. Revenues and net income, excluding the effect of the change in estimate, for the twelve months ended September 30, 2004 were $23,464 and $2,115 (or $0.54 per fully diluted share), respectively.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

PER SHARE INFORMATION

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding for each period presented. Diluted net income (loss) per share is based upon the weighted average number of common shares and common equivalent shares outstanding for each period presented. Common equivalent shares include stock options and warrants assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted income (loss) per share if their effect is anti-dilutive. For the years ended September 30, 2005, 2004, and 2003, there were 0, 92, and 973 options, respectively, and 0, 175, and 350 warrants, respectively, excluded from the computation because their effect was anti-dilutive.

The computation of basic and diluted earnings (loss) per share for the three years ended September 30, 2005, 2004, and 2003 is as follows:

                                                               Years Ended September 30,
                                                            ------------------------------
                                                              2005        2004       2003
                                                            --------   ---------   -------
Numerator:
Net income (loss)
  for basic and diluted net income (loss) per share         $  1,774   $   2,241   $  (134)
                                                            --------   ---------   -------
Denominator:
Weighted-average shares outstanding                            3,817       3,543     3,143
                                                            --------   ---------   -------
Denominator for basic net income (loss) per
  share - weighted-average shares                              3,817       3,543     3,143
Effect of dilutive securities:
Stock options and warrants                                       228         394        --
                                                            --------   ---------   -------
Denominator for diluted net income (loss) per
  share - weighted - average shares and assumed
   conversions                                                 4,045       3,937     3,143
                                                            --------   ---------   -------
Basic net income
   (loss) per share                                         $   0.46   $    0.63   $ (0.04)
                                                            ========   =========   =======
Diluted net income
   (loss) per share                                         $   0.44   $    0.57   $ (0.04)
                                                            ========   =========   =======

ADVERTISING

The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended September 30, 2005, 2004, and 2003 were $550, $654 and $534, respectively.

SHIPPING AND HANDLING

Shipping and handling fees and costs are included in the statement of operations under the line items titled "Net hardware, software and installation revenues" and "Cost of hardware, software and installation".

STOCK OPTION PLANS

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", and, accordingly, accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The following table illustrates the effect on net income (loss) and income (loss) per share had compensation expense for the employee stock-based plans have been recorded based on the fair value method under SFAS No. 123:

                                                               Years Ended September 30,
                                                            ------------------------------
                                                              2005        2004      2003
                                                            --------   ---------   -------
Net income (loss), as reported                              $  1,774   $   2,241   $  (134)
Deduct: total stock-based employee compensation
 expense determined under fair value  based
 method, net of related tax effects                             (250)       (321)     (270)
                                                            --------   ---------   -------
Net income (loss), as adjusted                              $  1,524   $   1,920   $  (404)
                                                            ========   =========   =======

Basic income (loss) per share:
As reported                                                 $   0.46   $    0.63   $ (0.04)
Pro forma                                                   $   0.40   $    0.54   $ (0.13)
Diluted income (loss) per share:
As reported                                                 $   0.44   $    0.57   $ (0.04)
Pro forma                                                   $   0.38   $    0.49   $ (0.13)

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to September 30, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004 and 2003; risk free interest rate of 4.0%; no dividend yield; a volatility factor of the expected market price of the Company's common stock of .394, .383 and .345; and a weighted-average life of each option of six years.

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

DIVIDENDS DECLARED

On August 3, 2005, the Board of Directors authorized a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. In fourth quarter of fiscal year 2005, the Board of Directors declared a dividend of approximately $385 ($0.10 per common share) for June quarter results, to be paid on October 14, 2005 to stockholders of record on October 3, 2005. In November 2005, the Board of Directors declared a dividend of $0.14 per common share for September quarter results, payable on January 12, 2006 to stockholders of record on January 3, 2006. The Company did not pay dividends in the prior fiscal years.

The Company and its Board of Directors will re-evaluate the decision to pay a dividend each quarter based on its earnings performance, regulatory limitations and other conditions which may affect the Company's desire to pay dividends in the future.

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

Net hardware, software, and installation revenues reported in financial statements include revenue for installation services of $1,668, $1,962 and $1,739 and sales of hardware and software product of $11,338, $12,458 and $11,333 for fiscal years 2005, 2004, and 2003, respectively.

RECLASSIFICATIONS

Certain reclassifications have been made to the fiscal 2004 and 2003 financial statements to conform with the fiscal 2005 presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123(R), Share Based Payment ("SFAS No. 123(R)") which is a revision of SFAS No. 123, supersedes APB No. 25 and SFAS No. 148, and amends Statement of Financial Accounting Standard No. 95, Statement of Cash Flows ("SFAS No. 95"). Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123; however, SFAS No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) was initially required to be adopted in the next reporting period beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission (the "SEC") adopted a rule that amends this compliance date to allow companies to implement SFAS No. 123(R) at the beginning of the first fiscal year beginning after June 15, 2005.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

- A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

- A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro-forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

On March 29, 2005, the SEC issued Staff Accounting Bulletin Topic 14, "Share-Based Payment" ("SAB 107"). SAB 107, which becomes effective for public companies upon their adoption of SFAS No. 123(R), describes the SEC Staff's views in determining the assumptions that underlie the fair value estimates and interaction of SFAS No. 123(R) with certain existing SEC guidance. We plan to adopt SFAS No. 123(R) on October 1, 2005 using the modified prospective method. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings per share above.

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

License agreements, capitalized software, and purchased in tangible assets are amortized on the straight-line method over estimated useful lives ranging from three to five years. Amortization of capitalized software costs commence when the products are available for general release to customers.

Intangible assets are stated at cost and consist of the following:

                                           September 30,
                                         2005         2004
                                      ----------   ---------
Capitalized software costs            $    4,021   $   3,797
Purchased intangible assets                2,016       2,617
                                      ----------   ---------
                                           6,037       6,414

Less:
  Accumulated amortization                 3,931       3,836
  Accumulated asset impairment
    charges                                1,639       1,899
                                      ----------   ---------
                                      $      467   $     679
                                      ==========   =========

During the current year, the Company capitalized $289 in software costs related to the CAM and Star products.

Amortization of capitalized software costs and purchased intangible assets, charged to cost of sales and expense for the years ended September 30, 2005, 2004 and 2003, were $501, $508, and $570, respectively.

Amortization expense of intangible assets for the years ended September 30, 2006, 2007 and 2008 are estimated at $255, $151 and $61, respectively.

3. INCOME TAXES

The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income.

The provision for income taxes consists of the following:

                                 Years Ended September 30,
                              ------------------------------
                                2005       2004      2003
                              --------   -------   ---------
Current:
  Federal                     $     26   $   821   $      --
  State                             29       100          24
                              --------   -------   ---------
                                    55       921          24

Deferred:
  Federal                          797      (767)         --
  State                            181       (54)         --
                              --------   -------   ---------
                                   978      (821)         --
                              ========   =======   =========
Total provision               $  1,033   $   100   $      24
                              ========   =======   =========

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:

                                              Years Ended September 30,
                                             --------------------------
                                              2005      2004      2003
                                             ------    ------    ------
Income tax at statutory rate                 $  954    $  796    $  (37)
Increases (decreases)
  in taxes resulting from:
  Change in valuation allowance                  --      (821)      110
Research and development tax credit            (163)       53       (78)
State income taxes, net of federal benefit      141        66        20
Meal and entertainment                            4         6        13
Other, net                                       97        --        (4)
                                             ------    ------    ------
                                             $1,033    $  100    $   24
                                             ======    ======    ======

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

                                                                September 30,
                                                      --------------------------------
                                                        2005        2004        2003
                                                      --------    --------    --------
Deferred tax assets:
    Accruals not currently deductible for tax         $    427    $    528    $    358
    Book depreciation in excess of tax depreciation         57          54         124
    Tax credit carryforwards                               667         476         529
    Net operating loss carryforwards                       937       1,583       1,547
                                                      --------    --------    --------
    Total deferred tax assets                            2,088       2,641       2,558
    Valuation allowance for deferred tax assets             --          --      (2,277)
                                                      --------    --------    --------
                                                         2,088       2,641         281
Deferred tax liabilities:
    Software costs capitalized for book purposes          (186)       (232)       (281)
                                                      --------    --------    --------
Net deferred tax asset                                $  1,902    $  2,409    $     --
                                                      ========    ========    ========

Current deferred tax asset                            $  1,188    $  1,629          --

Non-current deferred tax asset                             714         780          --
                                                      --------    --------    --------
Net deferred tax asset                                $  1,902    $  2,409    $     --
                                                      ========    ========    ========

Income taxes paid were $36, $27, and $14 during the years ended September 30, 2005, 2004 and 2003, respectively.

At September 30, 2005, federal and state net operating loss carryforwards were $2,300 and $2,100, respectively. Federal net operating loss carryforwards begin to expire in 2020, while state net operating loss carryforwards begin to expire in 2007. The Company has federal and state tax credits of $665 and $2 respectively, that can be carried forward indefinitely until fully utilized.

At September 30, 2004, the Company had net deferred tax assets of $2,409. During 2004, the valuation allowance was reversed based upon management's determination that the assets are more likely than not to be realized as a result of recent operating profitability and anticipated operating profits from future operations.

4. COMMITMENTS AND CONTINGENCIES

The Company is committed at September 30, 2005 under various operating leases for office facilities and equipment through March 2010. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

Years ending September 30,
--------------------------
2006            $   586
2007                522
2008                381
2009                381
2010                190
                -------
                $ 2,060
                =======

Total rent expense for the years ended September 30, 2005, 2004 and 2003 was $645, $673 and $730, respectively.

In June 1997, the Company entered into a lease agreement with Geoffrey D. Knapp, Chief Executive Officer of the Company, to lease a building for a term of ten years, at fair market value rates. The total original commitment under this lease term was $1,300. Rent expense incurred under this lease for the years ended September 30, 2005, 2004 and 2003 totaled $158, $154 and $150, respectively.

On May 26, 2005, the Company signed a letter agreement with its landlord, Pelican Center Limited Partnership,

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

extending for three years the term of the lease of its corporate headquarters located at 17075 Newhope Street, Fountain Valley, California. The new expiration date of the lease is March 6, 2010. All other terms and provisions of the lease originally entered into on December 12, 2000, including rent and the annual adjustment thereof as provided in the lease, shall remain in full force and effect.

Because of the nature of its business, the Company is from time to time threatened or involved in legal actions. The Company does not believe an action now pending against it will result in material adverse effect on the Company and, further, does not consider that any such proceeding to fall outside ordinary, routine litigation incidental to the business of the Company.

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

In April 1993, the stockholders of the Company approved the Company's 1993 Stock Option Plan (the "1993 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 1,200 shares of the Company's common stock. The Plan has a term of ten years. There have been 1,200 options granted under the 1993 Plan as of September 30, 2005. The Company has 262 shares reserved for issuance related to the 1993 Plan.

In April 2000, the Company's Board of Directors approved the Company's 2000 Stock Option Plan (the "2000 Plan") under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at a price not less than the fair market value at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The Plan allows for the issuance of an aggregate of 750 shares of the Company's common stock. The term of the plan is unlimited in duration. There have been 545 options granted under the plan as of September 30, 2005. The Company has 569 shares reserved for issuance related to the 2000 Plan.

A summary of stock option activity follows:

                                     Weighted     Weighted
                                     Average       Average
                         Non-ISO     Exercise    Fair Value
                         Shares       Price      of Options
                         -------     --------    ----------
Outstanding at
   September 30, 2002      1,064     $   3.87
   Granted                    90     $   4.65    $     2.26
   Exercised                (144)    $   2.59
   Expired                   (37)    $   4.41
                         -------     --------
Outstanding at
   September 30, 2003        973     $   4.13
   Granted                   104     $  13.42    $     6.77
   Exercised                (359)    $   3.77
   Expired                   (32)    $   4.80
                         -------     --------
Outstanding at
   September 30, 2004        686     $   5.62
   Granted                    35     $  13.94    $     6.22
   Exercised                 (92)    $   3.78
   Expired                    (3)    $   9.61
                         -------     --------
Outstanding at
   September 30, 2005        626     $   6.32
                         =======     ========

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005 (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following table summarizes information about stock options outstanding at September 30, 2005:

                                         Weighted Average
                                            Remaining         Weighted
                             Number        Contractual         Average
Outstanding:               Outstanding        Life          Exercise Price
                           -----------------------------------------------
Range of Exercise Prices
  $2.38 to $ 3.00              62              2.2             $   2.93
  $3. 1 3 to $4.70            218              4.3             $   3.71
  $4. 7 1 to $6.38            208              5.5             $   5.21
  $7. 1 5 to $10.73            14              8.3             $   7.15
  $14.41 to $15.21            124              8.7             $  14.36
                              ===
                              626

                                            Weighted
                             Number          Average
Exercisable:               Exercisable   Exercise Price
                           -----------   --------------
Range of Exercise Prices
  $2.38 to $3.00                62           $  2.93
  $3.13 to $4.70               218           $  3.71
  $4.71 to $6.38               183           $  5.24
  $7.15 to $10.73                5           $  7.15
  $14.41 to $15.21              70           $ 14.80
                               ---
              Total:           538           $  5.62
                               ===

The weighted-average remaining contractual life of stock options outstanding at September 30, 2005, 2004 and 2003 was 5.5 years, 6.1 years and 6.3 years, respectively.

At September 30, 2005 there were no warrants outstanding.

6. BENEFIT PLAN

The Company sponsors a 401(k) Plan for all eligible employees. The costs for the benefit plan totaled $13 for the year ended September 30, 2005. The Company made a matching contribution of $73 in fiscal 2005 and $37 in fiscal 2004. There was no contribution made in fiscal 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
CAM Commerce Solutions, Inc.
Fountain Valley, California

We have audited the balance sheet of CAM Commerce Solutions, Inc. as of September 30, 2005, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce Solutions, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP

Irvine, California
November 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CAM Commerce Solutions, Inc.

We have audited the accompanying balance sheet of CAM Commerce Solutions, Inc. as of September 30, 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce Solutions, Inc. at September 30, 2004, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG , LLP

Orange County, California
November 12, 2004

STOCK AND DIVIDEND DATA

The common stock of CAM Commerce Solutions, Inc., is traded on the Nasdaq National Market under the Nasdaq symbol CADA. The quarterly market price information shown below represents the high and low sales prices for the periods.

Fiscal Year Ended September 30, 2005
Quarter Ended:     High        Low
--------------   --------   ---------
December 31      $  20.93   $   14.76
March 31            19.90       14.50
June 30             15.74       11.38
September 30        18.48       12.86

Fiscal Year Ended September 30, 2004
Quarter Ended:     High        Low
--------------   --------   ---------
December 31      $   7.25   $    5.50
March 31            12.89        7.01
June 30             21.50       12.25
September 30        18.98       12.95

As of November 28, 2005, there were approximately 200 holders of record of the Company's common stock. The Company estimates there are in excess of 2,000 beneficial owners of the Company's common stock.

In fiscal 2005, the Company's Board of Directors authorized an earnings based dividend distribution of profit to shareholders, beginning with the results of the June quarter. The Company paid dividends of $0.10 per common share for the June quarter results to stockholders of record on October 3, 2005 and declared $0.14 per common share for September quarter results, payable to stockholders of record on January 3, 2006. The decision to pay a dividend will be re-evaluated quarterly based on the earnings performance of the company and is subject to approval by the Board of Directors each quarter. Other than performance, there are no restrictions that currently materially limit or that the Company reasonably believes are likely to limit materially the future payment of dividends. The Company did not pay dividends in prior fiscal years.

During the last fiscal year ended September 30, 2005, the Company did not repurchase any equity securities or sell any registered or unregistered equity securities.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  2005 Fiscal Quarter Ended
                                       --------------------------------------------------
In thousands, except per share data.     Dec 31       Mar 31       June 30      Sept 30
                                       ----------   ----------   -----------   ----------
Net revenues                           $    6,150   $    5,902   $     6,271   $    6,613
Gross profit                                3,812        3,526         4,061        4,390
Income before taxes                           673          252           844        1,038
Net income                                    402          150           503          719
Basic net income per share                    .11          .04           .13          .19
Diluted net income per share                  .10          .04           .13          .18
                                       ==========   ==========   ===========   ==========

                                                  2004 Fiscal Quarter Ended
                                       --------------------------------------------------
In thousands, except per share data.     Dec 31       Mar 31       June 30      Sept 30
                                       ----------   ----------   -----------   ----------
Net revenues                           $    5,300   $    5,800   $     6,272   $    6,262
Gross profit                                3,113        3,557         3,819        3,871
Income before taxes                           404          512           776          649
Net income                                    375          475           721          670
Basic net income per share                    .11          .14           .20          .18
Diluted net income per share                  .10          .12           .17          .16
                                       ==========   ==========   ===========   ==========

SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED SEPTEMBER 30, 2005

In thousands, except per share data.      2005         2004         2003          2002         2001
                                       ----------   ----------   -----------   ----------   ----------
Net revenues                           $   24,936   $   23,634   $    20,129   $   20,475   $   20,757
Income (loss) before taxes                  2,807        2,341          (110)         (81)      (3,859)
Net income (loss)                           1,774        2,241          (134)         284       (3,698)
Basic net income (loss) per share             .46          .63          (.04)         .09        (1.22)
Diluted net income (loss) per share           .44          .57          (.04)         .09        (1.22)
Total assets                               26,461       23,924        15,941       15,411       14,796
Working capital                            20,647       18,118        11,095       10,284        9,708
Long-term debt                                 --           --            --           13           --
Cash dividends declared per common
 share                                 $     0.10           --            --           --           --
Stockholders' equity                   $   22,489   $   20,296   $    13,018   $   12,758   $   12,202
Shares used in computing net income
(loss) per share:
      Basic                                 3,817        3,543         3,143        3,060        3,020
      Diluted                               4,045        3,937         3,143        3,189        3,020
                                       ==========   ==========   ===========   ==========   ==========

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

McGladrey & Pullen, LLP
18401 Von Karman Avenue, 5th Floor
Irvine, CA 92612

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