Form 10-K, Exhibit 13
period 2006-09-30
CAM COMMERCE SOLUTIONS INC
filed 2006-12-15
CIK 819334

EXHIBIT 13(a)
Letter to Shareholders
Dear Shareholder,
I am happy to report that fiscal 2006 was another record year for our company. Pre-tax earnings increased by 53% as a result of a 63% increase in our X-Charge payment processing revenues. This part of our business was very strong, and was our largest revenue source in the last two quarters of the year, eclipsing system sales for the first time. While we can certainly be happy with our overall bottom line company performance, we could have done better. We continued to experience a shortfall in system sales in each quarter of the year, resulting in a decrease in system revenues of 14% year over year, even while overall revenues grew 9% to $27.2 million.
Below I will discuss the performance and outlook for the primary revenue drivers of our business. I would like to refer any new investors to the investor presentation on our website at camcommerce.com to get a better understanding of our business model. We update this presentation with current information with the release of each quarterly report.
System Sales
We have been working very hard to find the answer to getting our system revenues going in the right direction, and will continue to do so. There have been some fundamental changes in the market in regards to competition and pricing. Our lead flow appears to be fairly strong and we have a significant competitive advantage in important segments of the market, such as integrated e-commerce for brick and mortar retailers, that I feel we should be able to capitalize on. It is thus frustrating that we have not performed better recently in system sales. We are currently investing in re-loading and revitalizing our direct sales force, and at the same time adapting our expense structure to the market opportunity. We are totally committed to the systems portion of our business and it is important for our investors to understand that a large piece of our X-Charge revenues is tied to the retention of our system customers as is our service revenues. It is important that we continue to invest in our system business and to move forward, which we are doing. It is my expectation that we can hold system revenues flat or gain some small improvement in fiscal 2007, but then again I made the same prediction last year and did not accurately predict the 14% decline we experienced.
Service Revenue
Service revenues were relatively flat in fiscal 2006 as forecasted and should be similar in fiscal 2007. After more than 23 years in business, our system customer base has grown to a size that we are not able to add enough new service accounts to exceed those lost to normal attrition without an increase in system sales, resulting in the flat revenue trend.
X-Charge Payment Processing
In fiscal 2006, we saw X-Charge payment processing revenues over-take system revenues on a quarterly basis and it will certainly be our largest revenue source in fiscal 2007, barring some unforeseen event. X-Charge is our highest margin revenue and with the revenues being recurring, growth in this part of our business will have the greatest positive impact on our results. We have done a good job predicting our growth and building the X-Charge side of the business. We have excellent controls in place that will allow us to grow efficiently and effectively. We have a superior business model, which shows no signs of slowing down. We have more than 8,500 payment processing accounts representing approximately $2.5 billion in annual credit card transactions. Our net growth rate after attrition is currently in the $1 billion per year range in annual credit card transactions, representing a $4 million to $5 million annual growth rate in X-Charge revenues. Margins in payment processing revenues have remained consistent.
Future growth of our X-Charge payment processing revenues is not significantly tied to our system revenues. In the 4th quarter of fiscal 2006, our reseller channel accounted for approximately 85% of the new X-Charge accounts we signed up. We continue to grow our reseller base, having added approximately 75 new resellers in fiscal 2006 for a total of more than 200 active resellers. My expectation is for similar results in this area in fiscal 2007. Please refer to graphs at the end of this letter for growth trend of X-Charge results.
During the year, we installed 4,020 new processing accounts, as compared to 3,072 in fiscal 2005. Thus, the rate at which we were able to add new accounts grew by 31% year over year. This was all the result of new resellers and some existing resellers that performed better in fiscal 2006 than in fiscal 2005. As the overall number of processing accounts grows, the number we lose each year to normal attrition will also grow even if our very low attrition rates continue to hold, due to the larger account

Letter to Shareholders cont.
base. Our attrition rates are much lower than the industry average, which is a direct result of our superior business model of providing integrated payment processing solutions. I am unaware of anyone in the payment processing business that does a better job of customer retention than we do.
In the past, I have stated that the best way for us to grow our X-Charge payment processing revenues and our company is by adding more resellers and helping the ones we have to be more successful. This continues to be true as we look forward and we are executing in these areas. I often get asked how big the potential market for resellers is and how far we think we can go. It is certainly a finite market and I am not sure we know how large it is as a result of the high level of fragmentation, but I think it is reasonable to say that our reseller base can at least double from here over the next 5 years. Whether it will or not remains to be seen.
Dividends and Cash Flow
We delivered on our promise to pay to shareholders 75% or more of our net profit in dividends. In fiscal 2006, $0.57 per share in dividends were declared. It is our intent to continue our dividend policy in fiscal 2007 and beyond.
One of the driving factors behind our dividend policy is our large cash position combined with our strong and predictable cash flow, which our Board determined was far more than adequate to fund any growth strategy we currently have in place. Our judgment was and is that further growing our cash balance does not benefit shareholders as much as returning the earnings to them, given the current low tax rates on dividend income. Our dividend policy also makes us fairly unique as a small growth company and has the added benefit of helping a small company like ours to stand out in the financial markets. With more than a year of dividend history behind us, we are starting to attract interest from investors who have taken notice of our strategy. Paying out the dividend in no way impacts our opportunities as a growth company. Yet even with paying the dividend, our cash position still grew by $2.6 million in fiscal 2006 to $23.7 million or $5.97 per outstanding share. While we are showing an expense for Federal income taxes, we did not have to pay those taxes in fiscal 2006 due to the utilization of net operating loss carry fowards.
Stock performance
Creating shareholder value is one of my top priorities. Our stock price opened fiscal 2006 at $17.75 per share and closed the year at $20.00 per share, which is a 12.7% increase for the year. When adding the dividend of $0.57 per share, our shareholders who owned the stock for the entire year realized a return of approximately 16%. My expectation was higher but 16% is not a bad return. When you consider that this follows years of 68%, 150% and 24% gains beginning in fiscal 2003, we have done a good job for shareholders the past 4 years. Not surprisingly, this correlates directly with the immergence of our X-Charge payment processing services.
Based on my assumptions of continued performance of our X-Charge payment processing revenues and no serious decline in our system revenues, I think we are well positioned to deliver another good year of shareholder value in fiscal 2007.
Our Identity
Who are we as a company? Are we a software and systems company or a payment processing company? Of course the answer is that we are both, but the financial markets view of us relates directly to our valuation. There is no question that, due to the more desirable business model, payment processing companies generally get higher valuations than a “business software and services” company, yet we are generally seen as the latter due to our history. It is my expectation and hope that in fiscal 2007 and beyond, as we clearly establish the payment processing piece of our business as the largest, that a change will take place in the financial markets as to who follows us and how we are viewed. I would also like to see the unique role that the systems portion of our business plays in supporting our business model on the payment processing side gain some recognition and be valued accordingly. It is one of my goals in fiscal 2007 to accomplish this.
Summary
We had a very good year, even if it could have been better. With each year that we can show solid improvement in establishing a history of producing results, we improve the attractiveness of our company in the market. I look forward to what I believe will be the continuation of that trend in fiscal 2007.

Letter to Shareholders cont.
As always, I would like to thank our hard working and dedicated CAM employees who make the extra effort for our customers and drive the success of our company.
All the best,
/s/ Geoff Knapp

Geoff Knapp
CEO & Chairman
CAM Commerce Solutions, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
Cautionary Statement
You should read the following discussion and analysis with our Audited Financial Statements and related Notes thereto contained elsewhere in this Report. We urge you to carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission (“SEC”).
The section entitled “Risk Factors” set forth in our Form 10-K Report, and similar discussions in our other SEC filings, discuss some of the important risk factors that may affect the business, results of operations, financial condition, and cash flows. You should carefully consider those risks, in addition to the other information in this Report and in our other filings with the SEC, before deciding to purchase, hold or sell our common stock.
All statements included or incorporated by reference in this Report, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor provisions of such act. Examples of forward-looking statements include, but are not limited to, future competition and market conditions, new products, new system sales, statements concerning projected revenue, expenses, gross profit, gross margin and income, our accounting estimates, assumptions and judgments, the impact of our adoption of new rules on accounting for goodwill and other intangible assets, the future effectiveness of our expense and cost control and reduction efforts, the future market acceptance and performance of our products, implications of our lengthy sales cycle, and our future capital requirements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward–looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” and other similar expressions, including variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date of this Report and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward–looking statements as a result of various factors, some of which are set forth in “Risk Factors” in our Form 10-K Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.
Overview
We design, develop, market, install and service highly integrated retailing and payment processing solutions for small to medium size traditional and eCommerce businesses based on our open architecture software. These integrated solutions include inventory management, point of sale, accounting, credit and debit card processing, Internet sales, gift card and customer loyalty programs, and extensive management reporting. Payment processing services are provided on a transaction based business model.
Our revenues are derived from systems sales, service and support payments, and payment processing fees through our X-Charge system, which represent approximately 41%, 20%, and 39%, respectively, of our fiscal 2006 revenues. Our customer base consists of small to medium size retailers located throughout the United States.
We provide integrated retailing and payment processing solutions for small to medium retailers both on direct basis and through a growing network of resellers. We offer a payment processing software program, called X-Charge, that can be integrated with our point-of-sale systems and our resellers’ systems. This allows our customers to process a sale and credit card payment in one transaction using just the point-of-sale system, eliminating the need to separately process the credit card on a stand alone credit card terminal. X-Charge is integrated with our five turnkey systems, consisting of: CAM32, which is designed for hard goods retailers whose inventory is re-orderable in nature; Profit$, which is designed for apparel and shoe retailers whose inventory is seasonal in nature, and color and size oriented; Retail STAR, which is designed to incorporate multiple functions of both the CAM32 and Profit$ systems; Retail ICE, which is a single-user derivative of Retail STAR; and MicroBiz, which is designed for single-store, hard goods retailers that are generally smaller in size than customers that utilize the CAM32 system.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
Contracts and Commitments
During the twelve month period ended September 30, 2006, there were no material changes outside of our ordinary business in our long term debt, capital leases, operating leases, purchase obligations, or other long term obligations reflected on our balance sheet at September 30, 2006.
The following table summarizes payment obligations for long-term debt, capital leases, operating leases, purchase obligations and other long term obligations for future fiscal years.

Payments Due By Period
		Less			More
		Than 1	1-3	3-5	Than 5
	Total	Year	Years	Years	Years

Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	1,560	557	1,003	—	—
Purchase obligations	—	—	—	—	—
Other long term obligations	—	—	—	—	—

Total	$1,560	$557	$1,003	$—	$—

Off Balance Sheet Arrangements
There are no off balance sheet items as of September 30, 2006.
Critical Accounting Policies and Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenues and expenses during the reporting period. We regularly evaluate estimates and assumptions related to revenue recognition, receivables and inventory, capitalized software, allowances for doubtful accounts, intangible asset valuations, deferred income tax asset valuation allowances, accounting for share-based compensation related to Statement of Financial Accounting Standards No. 123R, Share Based Payments (“SFAS 123R”), and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.
We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of the consolidated financial statements:
Revenue Recognition
Our revenue recognition policy is significant because revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses such as commissions. Specific guidelines are followed to measure revenue, although certain judgments affect the application of our revenue policy. We recognize revenue in accordance with Statement of Position 97-2 (SOP 97-2), “Software Revenue Recognition,” as amended and interpreted by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” and Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition.” SAB 104 provides further interpretive guidance for public companies on the recognition, presentation, and disclosure of revenue in financial statements.
We derive revenue from the sale of computer hardware, licensing of computer software, post contract support (“PCS”), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for our hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period.
We recognize payment processing revenues in the period the service is performed. Revenues are estimated based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. The significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions.
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
Impairment of Intangible Assets
The value of our intangible assets could be impacted by future adverse changes such as (i) any future declines in our operating results, or (ii) any failure to meet our future performance projections. We evaluate these assets used in operations on an annual basis or more frequently if indicators of impairment exist. An annual impairment review is performed during the fourth quarter of each year or more frequently if indicators of impairment exist. In the process of the annual impairment review, we use the income approach methodology of valuation that includes both the undiscounted and discounted cash flow methods as well as other generally accepted valuation methodologies to determine the fair value of our assets. Significant management judgment is required in the forecast of future operating results that are used in the discounted cash flow method of valuation. The estimates used are consistent with the plans and estimates that we use to manage our business. It is reasonably possible, however, that certain of our products will not gain or maintain market acceptance, which could result in estimates of anticipated future net revenue differing materially from those used to assess the recoverability of these assets. In that event, revenue and cost forecasts will not be achieved, and we could incur impairment charges.
Deferred Taxes
We utilize the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). Prior to 2004, we recorded a valuation allowance to reduce our deferred tax assets to the amount that we believed was more likely than not to be realized. During 2004, the valuation allowance was reversed based on our belief that sufficient future income from operations is expected to be able to recognize the net deferred tax assets. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including projected future taxable income, and recent financial performance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
Results of Operations
The following table summarizes the fluctuation analysis of results of our operations for fiscal 2006 compared with fiscal 2005.

	Years Ended September 30,		Variance
	2006	2005	Amount	%

Net hardware, software and installation revenues	$11,199	$13,006	$(1,807)	(14%)
Net service revenues	5,324	5,374	(50)	(1%)
Net payment processing revenues	10,689	6,556	4,133	63%

Total net revenues	27,212	24,936	2,276	9%

Cost of hardware, software and installation	5,967	6,580	(613)	(9%)
Cost of service revenues	2,465	2,276	189	8%
Cost of payment processing revenues	533	422	111	26%

Total cost of revenues	8,965	9,278	(313)	(3%)
Selling, general and administrative expenses	13,393	11,993	1,400	12%
Research and development expenses	1,537	1,417	120	8%
Interest income	(969)	(559)	410	73%

Total costs and expenses	22,926	22,129	797	4%

Income before provision for income taxes	4,286	2,807	1,479	53%
Provision for income taxes	1,639	1,033	606	59%

Net income	$2,647	$1,774	$873	49%

Gross margin on hardware, software and installation revenues	47%	49%
Gross margin on service revenues	54%	58%
Gross margin on payment processing revenues	95%	94%
Gross margin on total net revenues	67%	63%
The following table summarizes the fluctuation analysis of results of our operations for fiscal 2005 compared with fiscal 2004.

	Years Ended September 30,		Variance
	2005	2004	Amount	%

Net hardware, software and installation revenues	$13,006	$14,420	$(1,414)	(10%)
Net service revenues	5,374	5,541	(167)	(3%)
Net payment processing revenues	6,556	3,673	2,883	78%

Total net revenues	24,936	23,634	1,302	6%

Cost of hardware, software and installation	6,580	7,015	(435)	(6%)
Cost of service revenues	2,276	2,097	179	9%
Cost of payment processing revenues	422	224	198	88%

Total cost of revenues	9,278	9,336	(58)	(1%)
Selling, general and administrative expenses	11,993	10,872	1,121	10%
Research and development expenses	1,417	1,446	(29)	(2%)
Interest income	(559)	(361)	198	55%

Total costs and expenses	22,129	21,293	836	4%

Income before provision for income taxes	2,807	2,341	466	20%
Provision for income taxes	1,033	100	933	933%

Net income	$1,774	$2,241	$(467)	(21%)

Gross margin on hardware, software and installation revenues	49%	51%
Gross margin on service revenues	58%	62%
Gross margin on payment processing revenues	94%	94%
Gross margin on total net revenues	63%	61%

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
Significant Trends
Pre-tax earnings for fiscal year ended September 30, 2006 was a record at $4,286, a 53% increase over last fiscal year. Pre-tax profit margin for the fiscal year was also a record at 16%. The continued growth in recurring, high margin X-Charge payment processing revenues was the primary contribution of these results. X-Charge payment processing revenues increased over $4,000, or 63%, compared to last fiscal year. For the last two quarters of fiscal 2006, X-Charge payment processing revenues have been our largest revenue source, out performing our system revenues for the first time. This trend is expected to continue. We are continuing to add new processing accounts every quarter. During fiscal 2006, we installed a record 4,020 new X-Charge accounts, which was a 31% increase from fiscal 2005. As of September 30, 2006, we had over 8,500 merchant accounts that are generating X-Charge revenues. A large percentage of our new processing accounts are signed on through our reseller channel. We are continuing to grow our reseller base. At the end of fiscal 2006, we had 275 resellers who had active processing accounts earning residuals, which was an increase of 75 resellers during the year.
We had a shortfall in system sales again this year. Our system revenues for fiscal 2006 declined 14%, in comparison to last fiscal year. We have been working hard to reverse this downward trend. We are continuing to evaluate our marketing strategies and are currently investing in training programs and increasing our direct sales force.
Service revenues for fiscal 2006 were relatively flat, compared to fiscal 2005. During the year, we added new support contracts and new web hosting accounts, however these were not enough to offset the cancellations caused by the decline in new system sales. We expect to see service revenues for fiscal 2007 to be consistent with fiscal 2006.
Results of Operations
Fiscal 2006 Compared with Fiscal 2005
Net revenues
Net revenues for the fiscal year ended September 30, 2006 increased 9% to $27,212, compared to $24,936 for fiscal year 2005. This increase consisted of a 63% increase in X-Charge payment processing revenues, a 14% decrease in system revenues, and a 1% decrease in service revenues from fiscal 2005 to fiscal 2006. The significant increase in payment processing revenues resulted from an increase in X-Charge processing sign-ups contributed primarily from the successful reseller channel program. The decrease in system revenues was due to a decline in sales to both new and existing customers. Service revenues were relatively flat as a result of new support contracts sold and an increase in i.Star web hosting revenues offset by support contract cancellations and a loss of a high-dollar support contract, which occurred in the second quarter of fiscal 2005.
Gross margin
Gross margin on net revenues for the twelve months ended September 30, 2006 increased to 67%, compared to 63% for the same period of last fiscal year. Gross margin on payment processing revenues for fiscal 2006 was relatively flat at 95%, compared to 94% for fiscal 2005. We generate the highest margins from payment processing revenues due to low cost structure. Gross margin on system and service revenues for the fiscal year ended September 30, 2006 decreased slightly to 47% and 54%, respectively, compared to 49% and 58%, respectively, for the same period of 2005. The decrease in gross margin on system revenues was primarily due to a decrease in software sales. Gross margin on service revenues decreased as a result of an increase in labor costs.
Selling, General and Administrative Expenses
Selling, general, and administrative expenses consist primarily of salaries, sales commissions, employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased slightly to 49% for the fiscal year ended September 30, 2006 as compared to 48% for the same period of 2005. Selling, general and administrative expenses for the fiscal year ended September 30, 2006 increased to $13,393, compared to $11,993 for the fiscal year ended September 30, 2005. The increase was mainly attributable

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
to higher X-Charge commissions paid on higher payment processing revenues and an increase in salaries for the additional headcount in administrative and sales personnel needed for X-Charge payment processing growth. X-Charge commission expense is expected to continue to increase, correlating to the expected increase in payment processing revenues generated from the growth of our reseller base.
Research and Development Expense
Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for fiscal 2006 increased to $1,537, compared to $1,417 for the fiscal year ended September 30, 2005. This increase was due to the lower rate of software capitalization.
Interest Income
Interest income reflects interest earned on average cash and cash equivalents and marketable available-for-sale debt securities. Interest income for the fiscal year ended September 30, 2006 was $969, a 73% increase, compared to $559 for the fiscal year ended September 30, 2005. The increase resulted primarily from an increase in invested cash balances and higher yields.
Income Taxes
The effective tax rate for the fiscal year ended September 30, 2006 was 38% compared to 37% for the prior fiscal year. The higher effective tax rate was due to the non-renewal of the R&D credit by congress in 2006.
Liquidity and Capital Resources
Our cash and cash equivalent plus marketable securities increased $2,590 to $23,653 at September 30, 2006, compared to $21,063 on September 30, 2005. The increase resulted primarily from cash provided from operations. During the twelve months ended September 30, 2006, we generated $3,800 from operations, expended $511 for fixed assets and capitalized software development, used $8,700 for marketable securities investments and $2,028 for dividend payments, and received $5,562 from maturity of investments and $594 from the proceeds of stock options exercised, compared to the twelve months ended September 30, 2005, in which $3,655 was generated from operations, $632 was used for fixed assets and capitalized software development, $4,311 was used for marketable securities investments, $100 was received from maturity of investments and $360 was received from the proceeds of stock options exercised.
At September 30, 2006 cash and cash equivalents plus marketable securities made up 87% of our total current assets. Our current ratio at September 30, 2006 was 7.2.
In August 2005, the Board of Directors approved a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. During the twelve months ended September 30, 2006, the Board of Directors declared the following dividends:

	Per
Declaration	Share	Record	Total	Payment
Date	Dividend	Date	Amount	Date
11/16/05	$0.14	01/03/06	$541	01/12/06
02/14/06	$0.14	04/04/06	$549	04/14/06
05/02/06	$0.14	07/05/06	$553	07/14/06
08/08/06	$0.15	10/05/06	$594	10/16/06
We did not pay dividends for quarterly results prior to the third quarter of fiscal 2005.
The decision to pay a dividend will be re-evaluated quarterly based on our earnings performance, regulatory limitations and other conditions which may affect our desire to pay dividends in the future and is subject to approval by the Board of Directors. Other than performance, there are no restrictions that currently materially limit or that we reasonably believe are likely to limit materially the future payment of dividends.
We have no significant commitments for expenditures. Management believes our existing working capital, coupled with funds generated from our operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.
Inflation has had no significant impact on our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
Results of Operations
Fiscal 2005 Compared with Fiscal 2004
Net Revenues
Net revenues for the fiscal year ended September 30, 2005 increased 6% to $24.9 million, compared to $23.6 million for fiscal year 2004. This consisted of a 78% increase in X-Charge payment processing revenues, a 10% decrease in system revenues, and a 3% decrease in service revenues. The significant increase in payment processing revenues resulted from an increase in X-Charge processing sign-ups contributed primarily from our reseller channel program. The decrease in system revenues was due to a decrease in both new system sales and peripheral hardware sales. Service revenues decreased mainly due to the loss of our single large support contract.
Gross Margin
Gross margin for the twelve months ended September 30, 2005 was 63% compared to 61% for the same period last year. Gross margin for payment processing revenues for fiscal 2005 was flat at 94%, compared to fiscal 2004. We generate the highest margins from payment processing revenues due to our low cost structure. Gross margin on system and service revenues for the fiscal year ended September 30, 2005 decreased slightly to 49% and 58%, respectively, compared to 51% and 62%, respectively, for the same period of 2004.
Selling, General and Administrative Expenses
Selling, general, and administrative expenses consist primarily of salaries, sales commissions, employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased to 48% for the fiscal year ended September 30, 2005 as compared to 46% for the same period of 2004. Selling, general and administrative expenses for the fiscal year ended September 30, 2005 totaled $11,993 as compared to $10,872 for the fiscal year ended September 30, 2004. The increase was attributable to higher X-Charge commissions paid on higher payment processing revenues and higher consulting fees paid for an accounting system upgrade.
Research and Development Expense
Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for fiscal 2005 decreased to $1,417, in comparison to $1,446 for the fiscal year ended September 30, 2004. The decrease was due to lower capitalizable payroll expense.
Interest Income
Interest income reflects interest earned on average cash and cash equivalents and marketable available-for-sale debt securities. Interest income for the fiscal year ended September 30, 2005 was $559, a 55% increase, compared to $361 for the fiscal year ended September 30, 2004. The increase resulted primarily from an increase in invested cash balances and higher yields.
Income Taxes
Provision for state and federal income taxes for fiscal year 2005 was $1,033, compared to $100 for the fiscal year ended September 30, 2004. The provision for fiscal year 2004 was less than the statutory rate due to the utilization of net loss carryforwards and the reversal of our valuation allowance.
Liquidity and Capital Resources
Our cash and cash equivalent plus marketable securities totaled $21,063 at September 30, 2005, compared to $17,700 on September 30, 2004. During the twelve months ended September 30, 2005, we generated $3,655 from operations, expended $632 for fixed assets and capitalized software development, used $4,311 for marketable securities investments, and received $100 from maturity of bond investments and $360 from the proceeds of stock options exercised, compared to the twelve months ended September 30, 2004, in which $3,311 was generated from operations, $569 was used for fixed assets and capitalized software development, $1,100 was used for marketable securities investments, $1,511 was received from maturity of investments and $2,549 was received from the proceeds of stock options and warrants exercised.
On August 3, 2005, the Board of Directors authorized a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. On October 14, 2005, we paid a dividend of approximately $385 ($0.10 per common share) to stockholders of record on October 3, 2005 for June quarter results. For September quarter results, the Board of Directors declared a dividend of $0.14 per common share, payable on January 12, 2006 to stockholders of record on January 3, 2006. We did not pay dividends in the prior fiscal years.
At September 30, 2005 cash and cash equivalents plus marketable securities made up 86% of our total current assets. Our current ratio at September 30, 2005 was 6.2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
Related Party Transactions
We lease the office building located in Nevada from our Chief Executive Officer. The lease has a ten-year term and will expire on May 31, 2007. The payment due for the lease for fiscal year 2007 is $111.
Recently Issued Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income tax uncertainties and defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also prescribes a two-step approach for evaluating tax positions and requires expanded disclosures at each interim and annual reporting period. FIN 48 is effective for fiscal years beginning after December 15, 2006 and will require that differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as cumulative-effect adjustments to beginning retained earnings. We plan to adopt FIN 48 in the first quarter of fiscal 2008 and are currently evaluating the impact on our financial statements.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff has stated that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 will be effective for fiscal years ending on or after November 15, 2006. We will be required to adopt SAB 108 in the first quarter of fiscal 2007. We do not expect that SAB 108 will have a material impact on our financial condition, results of operations, or cash flows.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We will be required to adopt SFAS 157 in the first quarter of fiscal 2009. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the financial statements.
In June 2006, the FASB ratified the consensus reached in EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-3 is effective in interim and annual periods beginning after December 15, 2006. The scope of this issue includes any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between seller and a customer. The Board requires the amount of those taxes that is recognized on a gross basis (included in revenues and cost) in interim and annual financial statements for each period for which an income statement is presented to be disclosed if those amounts are significant. We currently and will continue to present sales taxes on a net basis (excluded from revenues) in our income statement.
Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material impact on our present or future financial statements.
Adoption of SFAS 123R
Effective October 1, 2005, we adopted SFAS 123R. Prior to October 1, 2005, we followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” and, accordingly, accounted for our stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. SFAS 123R requires share-based payments, including grants of employee stock options, to be recognized in the Statement of Income as an expense, based on their grant date fair values with such fair values amortized over the estimated service period. We elected to utilize the modified prospective method for the transition to SFAS 123R. Under the modified prospective method, SFAS 123R applies to all awards granted or modified after the date of adoption. In addition, under the modified prospective method, compensation expense will be recognized for all stock-based compensation awards granted prior to, but not yet vested as of October 1, 2005, based on grant-date fair values estimated in accordance with the

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)
original provisions of SFAS 123. In accordance with the modified prospective method of transition to SFAS 123R, prior periods were not restated to reflect the impact of adopting the new standard.
Under SFAS 123, we based our expense calculation for the stock compensation pro forma footnote disclosure on actual forfeitures; however, SFAS 123R requires an estimate of forfeitures be used in the calculation. Upon adoption of SFAS 123R, we changed our methodology to include an estimate of forfeitures.
The adoption of SFAS 123R did not have a significant impact on our financial position or our results of operations.
Share-based compensation expense of $172 and the related tax benefits of $66 were recognized in the Statement of Income for the fiscal year ended September 30, 2006 as required by our adoption of SFAS 123R. As a result of the requirements of SFAS 123R adoption, income before income taxes and net income decreased $172 and $106, respectively. The impact of share-based compensation on both basic and diluted earnings per share for the twelve-month period was $0.02. In addition, in connection with the adoption of SFAS 123R, net cash provided by operations decreased and net cash provided by financing activities increased in the twelve months of fiscal 2006 by $716 related to excess tax benefits from share-based payment arrangements.
At September 30, 2006, there was $233 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.5 years.
The impact of adoption of SFAS 123R is discussed in further detail under the subheading “Shared-Based Compensation” in the Notes to Financial Statements.

Balance Sheets (In thousands, except per share data)

	September 30,
	2006	2005
Assets

Current assets:

Cash and cash equivalents	$15,196	$15,763
Marketable available-for-sale securities	8,457	5,300
Accounts receivable, net of an allowance for doubtful accounts of $154 in 2006 and $146 in 2005	1,936	1,930
Inventories	391	306
Deferred income taxes — short term	991	1,188
Other current assets	138	132

Total current assets	27,109	24,619
Deferred income taxes — long term	56	714
Property and equipment, net	484	610
Intangible assets, net	445	467
Other assets	51	51

Total assets	$28,145	$26,461

Liabilities & Stockholders’ Equity

Current liabilities:
Accounts payable	$301	$445
Accrued compensation and related expenses	1,255	1,154
Deferred service revenue and customer deposits	1,499	1,728
Cash dividends payable	594	385
Other accrued liabilities	103	260

Total current liabilities	3,752	3,972

Commitments and contingencies (note 4)
Stockholders’ equity:
Common stock, $.001 par value, 12,000 shares authorized, 3,961 shares issued and outstanding in 2006 and 3,846 shares in 2005	4	4
Paid-in capital in excess of par value	21,634	20,152
Accumulated other comprehensive loss	(6)	(18)
Retained earnings	2,761	2,351

Total stockholders’ equity	24,393	22,489

Total liabilities and stockholders’ equity	$28,145	$26,461

See accompanying notes.

Statements of Income (In thousands, except per share data)

	Years Ended September 30,
	2006	2005	2004

Revenues

Net hardware, software and installation revenues	$11,199	$13,006	$14,420
Net service revenues	5,324	5,374	5,541
Net payment processing revenues	10,689	6,556	3,673

Total net revenues	27,212	24,936	23,634

Costs and Expenses

Cost of hardware, software and installation(1)	5,967	6,580	7,015
Cost of service revenues(1)	2,465	2,276	2,097
Cost of payment processing revenues	533	422	224

Total cost of revenues	8,965	9,278	9,336
Selling, general and administrative expenses(1)(2)	13,393	11,993	10,872
Research and development expenses (1)	1,537	1,417	1,446
Interest income	(969)	(559)	(361)

Total costs and expenses	22,926	22,129	21,293

Income before taxes	4,286	2,807	2,341
Provision for income taxes	1,639	1,033	100

Net income	$2,647	$1,774	$2,241

Basic net income per share	$0.68	$0.46	$0.63

Diluted net income per share	$0.64	$0.44	$0.57

Shares used in computing basic net income per share	3,906	3,817	3,543

Shares used in computing diluted net income per share	4,154	4,045	3,937

Cash dividends declared per common share	$0.57	$0.10	$—

(1)	Includes stock-based employee compensation expense as follows:

Cost of hardware, software and installation revenues	$16	$—	$—

Cost of service revenues	$22	$—	$—

Selling, general, and administrative expenses	$99	$—	$—

Research and development expenses	$35	$—	$—

(2)	Includes $164, $158, and $154 for the twelve months ended September 30, 2006, 2005, and 2004, respectively, for building rent to a related party, Geoff Knapp, officer and director of CAM Commerce Solutions, Inc.
See accompanying notes.

Statements of Cash Flows (In thousands)

	Years Ended September 30,
	2006	2005	2004

Operating activities:
Net income	$2,647	$1,774	$2,241
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	659	873	869
Provision for doubtful accounts	37	178	113
Change in deferred income taxes	848	507	100
Income tax deduction from excercise of stock options	—	464	—
Share-based compensation	172	—	—
Excess tax benefits from share-based payment arrangements	(716)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(43)	(189)	(818)
Inventories	(85)	55	(89)
Other current assets	(6)	5	(35)
Other assets	—	29	225
Accounts payable	(144)	(105)	32
Accrued compensation and related expenses	101	61	406
Deferred service revenue and customer deposits	(229)	100	173
Other accrued liabilities	559	(97)	94

Cash provided by operating activities	3,800	3,655	3,311

Investing activities:
Purchase of property and equipment	(240)	(343)	(290)
Capitalized software	(271)	(289)	(279)
Purchase of marketable securities	(8,700)	(4,311)	(1,100)
Proceeds from maturity of marketable securities	5,562	100	1,511

Cash used in investing activities	(3,649)	(4,843)	(158)

Financing activities:
Proceeds from exercise of stock options and warrants	594	360	2,549
Excess tax benefits from share-based payment arrangements	716	—	—
Dividends paid on common stock	(2,028)	—	—

Cash provided by (used in) financing activities	(718)	360	2,549

Net increase (decrease) in cash and cash equivalents	(567)	(828)	5,702
Cash and cash equivalents at beginning of year	15,763	16,591	10,889

Cash and cash equivalents at end of year	$15,196	$15,763	$16,591

See accompanying notes.

Statements of Stockholders’ Equity
Years Ended September 30, 2006, 2005, and 2004 (In thousands)

				Accumulated
				other	Retained
			Capital in	compre-	Earnings
	Common Stock		excess of par	hensive	(accumulated
	Shares	Amount	value	income (loss)	deficit)	Total

Balance at September 30, 2003	3,253	$3	$14,271	$23	$(1,279)	$13,018
Issuance of common stock upon exercise of stock options	501	1	2,548	—	—	2,549
Tax benefit from exercise of stock options	—	—	2,509	—	—	2,509
Net income	—	—	—	—	2,241	2,241
Other comprehensive loss:
Net unrealized loss on marketable securities	—	—	—	(21)	—	(21)

Comprehensive income						2,220

Balance at September 30, 2004	3,754	4	19,328	2	962	20,296
Issuance of common stock upon exercise of stock options	92	—	360	—	—	360
Tax benefit from exercise of stock options	—	—	464	—	—	464
Dividends declared	—	—	—	—	(385)	(385)
Net income	—	—	—	—	1,774	1,774
Other comprehensive loss:
Net unrealized loss on marketable securities	—	—	—	(20)	—	(20)

Comprehensive income						1,754

Balance at September 30, 2005	3,846	4	20,152	(18)	2,351	22,489
Issuance of common stock upon exercise of stock options	115	—	594	—	—	594
Tax benefit from exercise of stock options	—	—	716	—	—	716
Dividends declared	—	—	—	—	(2,237)	(2,237)
Share-based compensation	—	—	172	—	—	172
Net income	—	—	—	—	2,647	2,647
Other comprehensive income:
Net unrealized gain on marketable securities	—	—	—	12	—	12

Comprehensive income						2,659

Balance at September 30, 2006	3,961	$4	$21,634	$(6)	$2,761	$24,393

See accompanying notes.

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
1. Summary of significant accounting policies
Organization, business, and presentation
CAM Commerce Solutions Inc., (“the Company”), designs, develops, markets, installs and services highly integrated retailing and payment processing solutions for small to medium size traditional and eCommerce businesses based on the company’s open architecture software. These integrated solutions include inventory management, point of sale, accounting, credit and debit card processing, Internet sales, gift card and customer loyalty programs, and extensive management reporting. Payment processing services are provided on a transaction based business model.
Cash equivalents
Cash equivalents represent highly liquid investments with original maturities of three months or less.
Marketable securities
All investment securities are considered to be available-for-sale and are carried at fair value. Management determines the classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company’s marketable securities at September 30, 2006 consisted of debt instruments that bear interest at various rates and mature in two years or less. The gross unrealized losses on securities available-for-sale at September 30, 2006 and 2005 were $(10) and $(29), respectively. There were no realized gains (losses) for the three years ended September 30, 2006, 2005 and 2004. Amortized cost of the Company’s marketable securities at September 30, 2006 and 2005 were $8,350 and $5,274, respectively.
Fair value of financial instruments
The Company’s financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The Company believes all of the financial instruments’ recorded values approximated their fair values at September 30, 2006 and 2005.
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
Management evaluates accounts receivable on a regular basis to charge off any accounts deemed uncollectible at the time. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments, based on assessment of the collectibility of specific accounts, the aging of accounts receivable, and the Company’s history of bad debts.
Concentrations of credit risk
The Company sells its products primarily to small to medium size retailers located domestically. Credit is extended based on an evaluation of the customer’s financial condition and collateral is generally not required. Credit losses have traditionally been minimal and such losses have been within management’s expectations.
Inventories
Inventories are stated at the lower of cost determined on a first-in, first-out basis, or net realizable value, and are composed of finished goods electronic point of sale hardware and computer equipment used in the sale and service of the Company’s products.
Property and equipment
Property and equipment is stated at cost and is composed of the following:

	September 30,
	2006	2005

Computer equipment and furniture	$1,978	$1,752
Automobiles	38	38
Demonstration and loaner equipment	106	92

	2,122	1,882
Less accumulated depreciation	1,638	1,272

	$484	$610

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets. Depreciation expense for the years ended September 30, 2006, 2005, and 2004 was $366, $371, and $359, respectively.
Long–lived assets
The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
During the quarter ended September 30, 2006, the Company performed a review for impairment of all long-lived assets. Based on its evaluation, the Company believes no impairment exists related to long-lived assets at September 30, 2006.
Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to revenue recognition, receivables and inventory, capitalized software, allowances for doubtful accounts, intangible asset valuations, deferred income tax asset valuation allowances, accounting for share-based compensation related to SFAS 123R, and other contingencies. The estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.
Revenue recognition policy
The Company’s revenue recognition policy is significant because revenue is a key component of results of operations. In addition, revenue recognition determines the timing of certain expenses such as commissions. Specific guidelines are followed to measure revenue, although certain judgments affect the application of our revenue policy. The Company recognizes revenue in accordance with Statement of Position 97-2 (SOP 97-2), “Software Revenue Recognition,” as amended and interpreted by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” and Staff Accounting Bulletin No. 104 (SAB 104) “Revenue Recognition.” SAB 104 provides further interpretive guidance for public companies on the recognition, presentation, and disclosure of revenue in financial statements.
The Company derives revenue from the sale of computer hardware, licensing of computer software, post contract support (“PCS”), installation and training services, and payment processing services. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services is based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for the Company’s hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period.
The Company recognizes payment processing revenues in the period the service is performed. Revenues are estimated based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. The significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions.

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
Per share information
Basic net income per share is based upon the weighted average number of common shares outstanding for each period presented. Diluted net income per share is based upon the weighted average number of common shares and common equivalent shares outstanding for each period presented. Common equivalent shares include stock options and warrants assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted income per share if their effect is anti-dilutive. For the fiscal year ended September 30, 2004, there were 92 options and 175 warrants excluded from the computation because their effect was anti-dilutive. For the fiscal years ended September 30, 2006 and 2005, there were no options and warrants excluded from the computation. All warrants expired in fiscal 2005.
The computation of basic and diluted earnings per share for the three years ended September 30, 2006, 2005, and 2004 is as follows:

	Years Ended September 30,
	2006	2005	2004

Numerator:
Net income for basic and diluted net income per share	$2,647	$1,774	$2,241

Denominator:
Weighted-average shares outstanding	3,906	3,817	3,543

Denominator for basic net income per share – weighted-average shares	3,906	3,817	3,543
Effect of dilutive securities:
Stock options and warrants	248	228	394

Denominator for diluted net income per share – weighted-average shares and assumed conversions	4,154	4,045	3,937
Basic net income per share	$0.68	$0.46	$0.63

Diluted net income per share	$0.64	$0.44	$0.57

Advertising
The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended September 30, 2006, 2005, and 2004 were $593, $550 and $654, respectively.
Shipping and handling
Shipping and handling fees and costs are included in the statement of operations under the line items titled “Net hardware, software and installation revenues” and “Cost of hardware, software and installation”.
Dividends Declared
In August 2005, the Board of Directors approved a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. During the twelve months ended September 30, 2006, the Board of Directors declared the following dividends:

Declar-	Per			Pay-
ation	Share	Record	Total	ment
Date	Dividend	Date	Amount	Date

11/16/05	$0.14	01/03/06	$541	01/12/06
02/14/06	$0.14	04/04/06	$549	04/14/06
05/02/06	$0.14	07/05/06	$553	07/14/06
08/08/06	$0.15	10/05/06	$594	10/16/06
The Company did not pay dividends for quarterly results prior to the third quarter of fiscal 2005.
The decision to pay a dividend will be re-evaluated quarterly based on our earnings performance, regulatory limitations and other conditions which may affect our desire to pay dividends in the future and is subject to approval by the Board of Directors. Other than performance, there are no restrictions that currently materially limit or that we reasonably believe are likely to limit materially the future payment of dividends.
Segments
The Company separately discloses its principal operations in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” The Company classifies its business operations into three segments: 1) Hardware, software and installation; 2) Service; and 3) Payment processing. Net revenues and the related cost of revenues by segment are as disclosed on the accompanying Statement of Income. The Company does not allocate selling, general and administrative or research and

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
development expenses, including depreciation and amortization, to segments nor are there any segment reconciling items between the amounts reported on the Statement of Income and income before taxes. In addition, the Company does not separately account for segment assets or liabilities.
Net hardware, software, and installation revenues reported in financial statements include revenue for installation services of $1,585, $1,668 and $1,962 and sales of hardware and software product of $9,614, $11,338 and $12,458 for fiscal years 2006, 2005, and 2004, respectively.
Reclassifications
Certain reclassifications have been made to the fiscal 2005 and 2004 financial statements to conform with the fiscal 2006 presentation.
Recently issued accounting pronouncements
In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income tax uncertainties and defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also prescribes a two-step approach for evaluating tax positions and requires expanded disclosures at each interim and annual reporting period. FIN 48 is effective for fiscal years beginning after December 15, 2006 and will require that differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as cumulative-effect adjustments to beginning retained earnings. The Company plans to adopt FIN 48 in the first quarter of fiscal 2008 and management is currently evaluating the impact on the financial statements.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff has stated that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 will be effective for fiscal years ending on or after November 15, 2006. The Company will be required to adopt SAB 108 in the first quarter of fiscal 2007. The Company does not expect that SAB 108 will have a material impact on its financial condition, results of operations, or cash flows.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company will be required to adopt SFAS 157 in the first quarter of fiscal 2009. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the financial statements.
In June 2006, the FASB ratified the consensus reached in EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-3 is effective in interim and annual periods beginning after December 15, 2006. The scope of this issue includes any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between seller and a customer. The Board requires the amount of those taxes that is recognized on a gross basis (included in revenues and cost) in interim and annual financial statements for each period for which an income statement is presented to be disclosed if those amounts are significant. The Company currently and will continue to present sales taxes on a net basis (excluded from revenues) in our income statement.
Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not or are not believed by management to have a material impact on our present or future financial statements.
2. Intangible assets
The Company capitalizes costs incurred to develop new marketable software and enhance the Company’s existing systems software. Costs incurred in creating the software are charged to expense when incurred as research and development until technological feasibility has been established through the development of a detailed program design. Once technological feasibility has been established, software production costs are capitalized and reported at the lower of amortized cost or net realizable value.
License agreements, capitalized software, and purchased intangible assets are amortized on the straight-line method over estimated useful lives ranging from three to five years.

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
Amortization of capitalized software costs commence when the products are available for general release to customers.
Intangible assets are stated at cost and consist of the following:

	September 30,
	2006	2005

Capitalized software:
Gross carrying amount	$3,827	$3,556
Accumulated amortization	(3,382)	(3,098)

	445	458

Purchased intangible assets:
Gross carrying amount	843	843
Accumulated amortization	(843)	(834)

	—	9

Total intangible assets	$445	$467

During the current fiscal year, the Company capitalized $271 in software costs related to the CAM and Star products.
Amortization of capitalized software costs and purchased intangible assets, charged to cost of hardware, software and installation, and expense for the fiscal years ended September 30, 2006, 2005 and 2004, were $293, $501, and $508, respectively.
Amortization expense of intangible assets for the fiscal years ended September 30, 2007, 2008 and 2009 are estimated at $240, $149 and $56, respectively.
3. Income Taxes
The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income.
The provision for income taxes consists of the following:

	Years Ended September 30,
	2006	2005	2004

Current:
Federal	$36	$26	$821
State	40	29	100

	76	55	921
Deferred:
Federal	1,339	797	(767)
State	224	181	(54)

	1,563	978	(821)

Total provision	$1,639	$1,033	$100

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:

	Years Ended September 30,
	2006	2005	2004

Income tax at statutory rate	$1,457	$954	$796
Increases (decreases) in taxes resulting from:
Change in valuation allowance	—	—	(821)
Research and development tax credit	(4)	(163)	53
State income taxes, net of federal benefit	185	141	66
Meals and entertainment	3	4	6
Other, net	(2)	97	—

Total provision	$1,639	$1,033	$100

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

	September 30,
	2006	2005	2004

Deferred tax assets:
Accruals not currently deductible for tax	$223	$272	$401
Non cash stock based compensation	65	—	—
Goodwill	142	155	127
Book depreciation in excess of tax depreciation	25	57	54
Tax credit carryforwards	713	667	476
Net operating loss carryforwards	59	937	1,583

Total deferred tax assets	1,227	2,088	2,641
Deferred tax liabilities:
Software costs capitalized	(180)	(186)	(232)

Net deferred tax asset	$1,047	$1,902	$2,409

Current deferred tax asset	$991	$1,188	$1,629
Non-current deferred tax asset	56	714	780

Net deferred tax asset	$1,047	$1,902	$2,409

Income taxes paid were $111, $36, and $27 during the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
At September 30, 2006, federal and state net operating loss carryforwards were $20 and $820, respectively. Federal net operating loss carryforwards begin to expire in 2020, while state net operating loss carryforwards begin to expire in 2007. The Company has federal and state tax credits of $710 and $3 respectively, that can be carried forward indefinitely until fully utilized.
At September 30, 2004, the Company had net deferred tax assets of $2,409. During 2004, a valuation allowance was reversed based upon management’s determination that the assets are more likely than not to be realized as a result of recent operating profitability and anticipated operating profits from future operations.
4. Commitments and Contingencies
The Company is committed at September 30, 2006 under various operating leases for office facilities and equipment through March 2010. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

Years ending September 30,

2007	$557
2008	401
2009	401
2010	201
2011	—

$1,560

Total rent expense for the fiscal years ended September 30, 2006, 2005 and 2004 was $667, $645 and $673, respectively.
In June 1997, the Company entered into a lease agreement with Geoffrey D. Knapp, Chief Executive Officer of the Company, to lease a building for a term of ten years, at fair market value rates. The total original commitment under this lease term was $1,300. Rent expense incurred under this lease for the fiscal years ended September 30, 2006, 2005 and 2004 totaled $164, $158 and $154, respectively.
On May 26, 2005, the Company signed a letter agreement with its landlord, Pelican Center Limited Partnership, extending for three years the term of the lease of its corporate headquarters located at 17075 Newhope Street, Fountain Valley, California. The new expiration date of the lease is March 6, 2010. All other terms and provisions of the lease originally entered into on December 12, 2000, including rent and the annual adjustment thereof as provided in the lease, shall remain in full force and effect.
Because of the nature of its business, the Company is from time to time threatened or involved in legal actions that are ordinary, routine litigation incidental to the business of the Company. The Company does not believe any actions now pending against it will have a material adverse effect on it.
5. Share-Based Compensation
The Company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” effective October 1, 2005. Prior to October 1, 2005, the Company followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” and, accordingly, accounted for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations.
SFAS 123R requires share-based payments, including grants of employee stock options, to be recognized in the Statement of Income as an expense, based on their grant date fair values with such fair values amortized over the estimated service period. The Company elected to utilize the modified prospective method for the transition to SFAS 123R. Under the modified prospective method, SFAS 123R applies to all awards granted or modified after the date of adoption. In addition, under the modified prospective method, compensation expense will be recognized for all stock-based compensation awards granted prior to, but not yet vested as of October 1, 2005, based on grant-date fair values estimated in accordance with the original provisions of SFAS 123.
On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (the FSP). The FSP provides that companies may elect to use a specified “short-cut” method to calculate the historical pool of windfall tax benefits upon adoption of SFAS 123R. The Company has elected to use this short-cut method to calculate the historical pool of windfall tax benefits, and has elected to use one accounting pool for the windfall tax benefits related to employees and non-employees on a combined basis.

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
No stock-based employee compensation cost and related tax benefits was recognized in the Statement of Income for the fiscal years ended September 30, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value for the underlying common stock on the date of grant. In accordance with the modified prospective method of transition to SFAS 123R, prior periods were not restated to reflect the impact of adopting the new standard.
Under SFAS 123 the Company based its expense calculation for the stock compensation pro forma footnote disclosure on actual forfeitures; however, SFAS 123R requires an estimate of forfeitures be used in the calculation. Upon adoption of SFAS 123R the Company changed its methodology to include an estimate of forfeitures.
Share-based compensation expense included in expenses and the related tax benefits for the twelve months ended September 30, 2006 were $172 and $66, respectively. No share-based compensation was capitalized for the twelve months ended September 30, 2006, 2005 and 2004. The impact of share-based compensation on both basic and diluted earnings per share for the twelve-month period was $0.02. In addition, in connection with the adoption of SFAS 123R, net cash provided by operations decreased and net cash provided by financing activities increased in the twelve months of fiscal 2006 by $716 related to excess tax benefits from share-based payment arrangements. Income before income taxes and net income for the fiscal year ended September 30, 2006 decreased by $172 and $106, respectively, as a result of the share-based compensation expense and the related tax benefit recognized in the Statement of Income during the fiscal year, as required by SFAS 123R.
Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123R requires the cash flows related to the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $716 excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS 123R.
At September 30, 2006, there was $233 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.5 years.
The pro forma line items in the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for periods prior to adoption of SFAS 123R.

	Years Ended September 30
	2005	2004

Reported net income	$1,774	$2,241
Add: Share-based compensation expense included in reported net income, net of related tax effects	—	—
Deduct: Share-based compensation expense determined under fair-value method for all awards, net of related tax effects	(250)	(321)

Pro forma net income	$1,524	$1,920

Earnings per share:
Basic — as reported	$0.46	$0.63

Basic — pro forma	$0.40	$0.54

Diluted — as reported	$0.44	$0.57

Diluted — pro forma	$0.38	$0.49

In 1993, the stockholders of the Company approved the Company’s 1993 Stock Option Plan (the “1993 Plan”) under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at an exercise price not less than the fair market value of the stock at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The 1993 Plan allowed for the issuance of an aggregate of 1,200 shares of the Company’s common stock. The 1993 Plan had a term of ten years. There have been 1,200 options granted under the 1993 Plan as of September 30, 2006. The Company currently has 207 shares reserved for issuance related to the options that remain outstanding under the 1993 Plan.
In April 2000, the Company’s Board of Directors approved the Company’s 2000 Stock Option Plan (the “2000 Plan”) under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at an exercise price not less than the fair market value of the stock at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The plan allows for the issuance of an aggregate of 750 shares of the Company’s common stock. The term of the plan is unlimited in duration. There have been 541 options

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
granted under the plan as of September 30, 2006. The Company has 509 shares reserved for issuance related to the options that remain outstanding and yet to be issued under the 2000 Plan.
Outstanding unvested stock options generally vest ratably over four years based upon continuous service. The Company accounts for these grants as single grants and recognizes share-based compensation cost using the straight-line method.
The Company’s stock option plans provide for accelerated vesting of unvested options in the event of a change in control. A change in control provision meets the criteria of a performance condition under SFAS 123R. All outstanding unvested options at September 30, 2006 are subject to accelerated vesting under this provision.
A summary of changes in the stock option plans for the twelve months ended September 30, 2006 is as follows:

			Weighted
			Average
		Weighted	Remaining	Aggre-
	Number	Average	Contractual	gate
	of	Exercise	Term	Intrinsic
	Options	Price	(In Years)	Value

Options outstanding at September 30, 2005	626	$6.32	5.5	$7,157
Granted	—	N/A	N/A	N/A
Exercised	115	$5.18	N/A	$1,884
Forfeited	4	$10.02	N/A	N/A
Expired	—	N/A	N/A	N/A

Options outstanding at September 30, 2006	507	$6.54	4.7	$7,340

Vested and expected to vest at September 30, 2006	492	$6.41	4.6	$7,195

Options exercisable at September 30, 2006	464	$6.10	4.4	$6,902

Options that would become exercisable at September 30, 2006 pursuant to the Company’s option plans in the event of a change in control	507	$6.54	4.7	$7,340

For the twelve-month period ended September 30, 2006, the amount of cash received from the exercise of stock options was $594 and the related tax benefit was $716.
For options exercised during the twelve-month periods ended September 30, 2006, 2005 and 2004, newly issued shares were issued.
The Company uses the Black-Scholes-Merton option valuation model to determine the weighted average fair value of options. The Company utilizes assumptions on expected life, risk-free rate, expected volatility, and dividend yield to determine such values.
The following table shows assumptions that were used to determine the weighted-average fair value for the options granted in fiscal years ended September 30, 2005 and 2004:

	Years Ended September 30,
	2005	2004

Risk-free rate	4.0%	4.0%
Volatility factor	0.394	0.383
Dividend Yield	—	—
Weighted-average life	6 Years	8 Years
The Company did not disclose assumptions for the twelve months ended September 30, 2006 because there were no grants in this period. If grants were to occur, the expected life of options granted would be derived from historical data on employee exercise and post-vesting termination behavior. The risk-free rate would be based on treasury instruments in effect at the time of grant whose terms are consistent with the expected life of the Company’s stock options. Expected volatility would be based on historical volatility of the Company’s stock. The dividend yield would be based on historical experience and expected future changes.
A summary of the grant-date fair value and intrinsic value information for the twelve months ended September 30, 2006, 2005 and 2004 is as follows:

	Years ended
	September 30,
	2006	2005	2004

Weighted-average grant-date fair value per share	—	$6.22	$6.77
Intrinsic value of options exercised	$1,884	$1,205	$2,777
Total fair value of shares vested during the year	$177	$389	$486

Notes to Financial Statements
September 30, 2006 (In thousands, except per share data)
The following table summarizes information about stock options outstanding at September 30, 2006:

		Weighted Average
		Remaining	Weighted
	Number	Contractual	Average
	Outstanding	Life	Exercise Price

Outstanding:
Range of Exercise Prices
$2.38 to $3.00	60	1.3	$2.93
$3.13 to $4.70	155	3.6	$3.70
$4.71 to $6.38	169	4.6	$5.23
$7.15 to $11.56	21	7.8	$4.09
$14.41 to $15.21	102	7.8	$14.65

	507	4.7	$6.54

		Weighted
	Number	Average
	Exercisable	Exercise Price

Exercisable:
Range of Exercise Prices
$2.38 to $3.00	60	$2.93
$3.13 to $4.70	155	$3.70
$4.71 to $6.38	160	$5.24
$7.15 to $11.56	9	$5.99
$14.41 to $15.21	80	$14.72

Total:	464	$6.10

The weighted-average remaining contractual life of stock options outstanding at September 30, 2006, 2005 and 2004 was 4.7 years, 5.5 years and 6.1 years, respectively.
At September 30, 2006 there were no warrants outstanding.
6. Benefit plan
The Company sponsors a 401(k) Plan for all eligible employees. The costs for the benefit plan totaled $21 for the year ended September 30, 2006. The Company made a matching contribution of $136 in fiscal 2006, $73 in fiscal 2005, and $37 in fiscal 2004.

Report of Independent Registered Public Accounting Firm
To the Board of Directors
CAM Commerce Solutions, Inc.
Fountain Valley, California
We have audited the balance sheets of CAM Commerce Solutions, Inc. as of September 30, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce Solutions, Inc. as of September 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 5 to the financial statements, effective October 1, 2005, the Company changed its method of accounting for share-based payments to conform with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.”
/s/ McGladrey & Pullen, LLP
Irvine, California
December 7, 2006

Report of Independent Registered Public Accounting Firm
Board of Directors
CAM Commerce Solutions, Inc.
We have audited the accompanying statements of operations, stockholders’ equity, and cash flows for the year ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce Solutions, Inc. at September 30, 2004, and the results of its operations and its cash flows for the year ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Orange County, California
November 12, 2004

Stock and Dividend Data
The common stock of CAM Commerce Solutions, Inc., is traded on the NASDAQ Global Market under the NASDAQ symbol CADA. The quarterly market price information shown below represents the high and low sales prices for the periods.
Fiscal Year Ended September 30, 2006

Quarter Ended:	High	Low
December 31	$21.40	$16.22
March 31	24.99	20.13
June 30	24.90	21.20
September 30	22.19	19.16
Fiscal Year Ended September 30, 2005

Quarter Ended:	High	Low
December 31	$20.93	$14.76
March 31	19.90	14.50
June 30	15.74	11.38
September 30	18.48	12.86
As of November 2, 2006, there were approximately 200 holders of record of the Company’s common stock. The Company estimates there are in excess of 2,000 beneficial owners of the Company’s common stock.
In August 2005, the Board of Directors approved a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. During the twelve months ended September 30, 2006, the Board of Directors declared the following dividends:

	Per Share
Declaration Date	Dividend	Record Date	Total Amount	Payment Date
November 16, 2005	$0.14	January 3, 2006	$541	January 12, 2006
February 14, 2006	$0.14	April 4, 2006	$549	April 14, 2006
May 2, 2006	$0.14	July 5, 2006	$553	July 14, 2006
August 8, 2006	$0.15	October 5, 2006	$594	October 16, 2006
The Company did not pay dividends for quarterly results prior to the third quarter of fiscal 2005.
The decision to pay a dividend will be re-evaluated quarterly based on our earnings performance, regulatory limitations and other conditions which may affect our desire to pay dividends in the future and is subject to approval by the Board of Directors. Other than performance, there are no restrictions that currently materially limit or that we reasonably believe are likely to limit materially the future payment of dividends.
During the last fiscal year ended September 30, 2006, the Company did not repurchase any equity securities or sell any registered or unregistered equity securities.

Selected Quarterly Financial Data (Unaudited)

	2006 Fiscal Quarter Ended
In thousands, except per share data.	Dec 31	Mar 31	June 30	Sept 30
Net revenues	$6,986	$6,483	$6,770	$6,973
Gross profit	4,609	4,242	4,613	4,783
Income before taxes	1,180	678	1,127	1,301
Net income	742	417	686	802
Basic net income per share	0.19	0.11	0.17	0.20
Diluted net income per share	0.18	0.10	0.16	0.19

	2005 Fiscal Quarter Ended
In thousands, except per share data.	Dec 31	Mar 31	June 30	Sept 30
Net revenues	$6,150	$5,902	$6,271	$6,613
Gross profit	3,785	3,493	4,026	4,354
Income before taxes	673	252	844	1,038
Net income	402	150	503	719
Basic net income per share	0.11	0.04	0.13	0.19
Diluted net income per share	0.10	0.04	0.13	0.18

Selected Financial Data
For The Five Years Ended September 30, 2006

In thousands, except per share data.	2006	2005	2004	2003	2002
Net revenues	$27,212	$24,936	$23,634	$20,129	$20,475
Income (loss) before taxes	4,286	2,807	2,341	(110)	(81)
Net income (loss)	2,647	1,774	2,241	(134)	284
Basic net income (loss) per share	0.68	0.46	0.63	(0.04)	0.09
Diluted net income (loss) per share	0.64	0.44	0.57	(0.04)	0.09
Total assets	28,145	26,461	23,924	15,941	15,411
Working capital	23,357	20,647	18,118	11,095	10,284
Long-term debt	—	—	—	—	13
Cash dividends declared per common share	0.57	0.10	—	—	—
Stockholders’ equity	$24,393	$22,489	$20,296	$13,018	$12,758
Shares used in computing net income (loss) per share:
Basic	3,906	3,817	3,543	3,143	3,060
Diluted	4,154	4,045	3,937	3,143	3,189

Company Information
Board of Directors
Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Commerce Solutions, Inc.
David Frosh
President
Sperry Van Ness
Walter Straub
Chief Executive Officer
SafeNet, Inc.
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
American Stock Transfer Company
59 Maiden Lane
New York, NY 10007
Independent Registered Public Accounting Firm
McGladrey & Pullen, LLP
18401 Von Karman Avenue, 5th Floor
Irvine, CA 92612
Securities Counsel
Haddan & Zepfel LLP
500 Newport Center Drive, Suite 580
Newport Beach, CA 92660
General Counsel
Lundell & Spadafore
1065 Asbury Street
San Jose, CA 95126
Form 10-K
A copy of the Company’s annual report on Form 10-K, (without exhibits), as filed with the Securities and Exchange Commission, and Code of Ethics, will be furnished to any stockholder free of charge upon written request to the Company’s Corporate Finance Department 17075 Newhope Street, Suite A, Fountain Valley, CA 92708.