Form 10-K, Exhibit 13
period 2007-09-30
CAM COMMERCE SOLUTIONS INC
filed 2007-11-19
CIK 819334

Exhibit 13(a)
Letter to Stockholders

Dear Stockholder,
It is with great pleasure that I am able to report that fiscal 2007 was without a doubt the best year in our company’s history and a significant improvement over last fiscal year’s record results. The bottom line to shareholders was a 71% increase in the price of our stock from the end of last fiscal year to the end of this one, marking our 5th straight year of double digit shareholder returns and total returns over the 5 year period exceeding 900%, not counting the additional $1.59 per share in dividends we have paid over the last 10 quarters. I don’t see us slowing down now! It is not a coincidence that the past 5 years have coincided with the launch and development of our X-Charge payment processing business, which had no meaningful revenue until 2002. Revenue from this business grew 51% in fiscal 2007 over 2006 and was the driver behind the overall 18% revenue increase for the company and the 74% increase in pre-tax profit. The increase in the stock price of 71% is directly in line with the increase in pre-tax profit of 74%. The key point being that it is our results that are driving shareholder value in rationale proportion to what we have accomplished.
Payment processing is now our primary business based on revenue and we are quickly succeeding at making the transition to a payment processing company that also provides retailing software and systems rather than a retailing software and systems company that also provides payment processing. The benefit of this to our shareholders is the significantly better valuations given to payment processing companies as a result of the high margin, recurring revenue.
While we can always do better, there isn’t much to complain about this year. Pre-tax profit margins rose to 23% for the year and hit 28% in the 4th quarter. This is the 4th straight year of increasing profit margins. Even systems sales stabilized over the last 3 quarters of the year. It is also probably not a coincidence that we had a new Vice President of Sales in place for the last three quarters, but not the first quarter. The good news is that we did stop the trend of declining sales we had seen over the past few years in this part of our business.
Another important trend we continued to establish during the year was our dividend story. Our quarterly dividends declared based on the quarterly results of this fiscal year were $0.18, $0.20, $0.24 and $0.30 for a total of $0.92 a share and a run rate of $1.20 based on the 4th quarter dividend of $0.30. If you bought the stock on the first day of the fiscal year at $20 per share that dividend yield looks pretty good. At the same time we were paying out 75% or more of our earnings in dividends, per our stated earnings based dividend plan, we still saw our cash, cash equivalents and marketable securities increase during the year by nearly $5 million to $28.4 million at September 30, 2007.
Now I will discuss the performance and outlook for the primary revenue drivers of our business. I would like to refer any new investors to the investor presentation on our website at camcommerce.com to get a better understanding of our business model. We update this presentation with current information with the release of each quarterly report.
Systems Sales
Last year I said we were working very hard to find the answer to getting our systems business going in the right direction, and I think we did make some progress there as noted above. It appears that at least part of the answer may have been getting some new focus at the management level with a new person in charge. We will continue to look for ways to improve the business and I know the person who is running our sales group now is pushing with lots of new ideas for driving business that we did not see in recent years. Systems sales declined during the year, but stabilized over the last 3 quarters of the year. We also hired a very capable Vice President of Software Development and Visa/MC Compliance who started at the end of August 2007. I had been running development for the past few years, so this move puts someone far more capable than me in an important role and frees me up to focus even more on growing the business. So there is reason to be optimistic that system sales will remain stable or improve. For planning purposes, while hopeful they will grow, we are expecting them to remain flat.
Service Revenue
Service revenue was up 7% in fiscal 2007 over fiscal 2006, resulting primarily from an increase in our I.Star Web hosting service revenue. After more than 24 years in business, our system customer base has grown to a size that we are not able to add enough new service accounts to offset those lost to normal attrition without an increase in system sales, resulting in the flat revenue trend.

Letter to Stockholders cont.

X-Charge Payment Processing
In fiscal 2007, we installed 6,347 new X-Charge accounts, a 58% increase, compared to 4,020 in fiscal 2006. This was the result of more resellers, existing resellers that were more productive and additional X-Charge sales people we hired during the year. This is the formula we plan to continue with to grow the acquisition rate of new accounts in fiscal 2008.
As I mentioned last year, we have done a good job predicting our growth and building the business and that still applies. We have excellent controls in place that will allow us to grow efficiently and effectively. Attrition appears to be under control and our enviably low attrition rates by industry standards seem to be holding. The net growth rate of our processing portfolio after attrition is currently in the $1 to $1.2 billion per year range, representing a $5.5 million to $6.5 million annual growth rate in X-Charge payment processing revenues. By the end of calendar 2007, our processing portfolio of more than 13,000 accounts should approach $4 billion in annual payment processing volume and we expect it to increase to $5 billion at the end of 2008. We expect payment processing revenues of approximately $5.5 million per year, for each billion in processing volume.
At this point in our development with our X-Charge business, there is no doubt the model works and works well. It is our goal this year to push harder through making rationale investments in sales and marketing, primarily the addition of 10 to 15 new sales people, bringing the size of our inside sales force to 35 to 40. As of this writing, we have 27 sales people, of which 7 have been hired within the last few months. I believe we have both existing and new opportunities with our resellers to warrant the addition of this many sales people or more. We are not counting on seeing the same level of productivity from the additional sales people as we have experienced for the existing group as quickly as we expect there will be less “low hanging fruit” to harvest.
Dividends and Cash Flow
We continue to deliver our promise to pay to shareholders 75% or more of our net profit in dividends, delivering $0.92 per share in declared dividends based on our results for fiscal 2007, as compared to $0.59 per share in declared dividends on our fiscal 2006 results. Although the decision to pay a dividend will be evaluated quarterly, it is our intent to continue our dividend policy in fiscal 2008 and beyond.
As stated last year, one of the driving factors behind our dividend policy is our large cash position, combined with our strong and predictable cash flow, which our Board determined was far more than adequate to fund our current growth strategy. Our judgment was and continues to be that further growing our cash balance does not benefit shareholders as much as returning the earnings to them, given the current low tax rates on dividend income. Our dividend policy creates visibility for the company in the public markets given our unique approach and our growing track record of substantially increasing dividends. Our dividend policy is a way for us to stand out in the financial markets and build our “CADA Brand”. Our dividend policy in no way impacts our opportunities as a growth company. Yet even with paying the dividend, our cash position still grew by $4.8 million in fiscal 2007 to a current balance of $28.4 million, or $6.93 per outstanding share, at the end of fiscal 2007.
Stock performance
Creating shareholder value continues to be one of my top priorities. Our stock price began fiscal 2007 at $20 per share and closed the fiscal year at $34 per share. It had been trading 10% to 15% higher both before and after September 30th so that date turned out to be a bit of a low point for that trading period, but nevertheless the closing share price of $34 represents a 71% increase and you can add the dividends paid to get another 4%. This follows years of 13%, 24%, 150% and 68% going back sequentially to 2003. By any standard we have done a great job for shareholders over the past 5 years. We will work hard to try to continue this trend in 2008.
Treating our stock as a brand
Knowing that we are a very small company in a big world of public companies, we recognize we have to be different to be noticed. We have been at this too long as a small public company to have any illusions about who will be interested in us. The share count is what it is and so the trading volume is going to be limited by that. Big firms are not going to be interested in us, analysts generally won’t cover us due to the small float and some firms that hold conferences to attract business don’t invite us because we are not a candidate for a “transaction” since we don’t need any money. And none of that is a problem for us as long as we recognize it and focus on what we can control and building our own investor niche, which I think we have.

Letter to Stockholders cont.

It starts with treating our stock as a product or a brand and our shareholders as customers. It means focusing on building the reputation and image of that brand as you would a product. As stated, we know there is a large portion of the market that won’t ever be interested in a small company like us, and that is OK because we don’t need that many people to be interested in us to have a successful brand. We have identified the type of investor who would be interested and have gone about building a product for them. This type of investor likes the combination of growth and relative safety compared to our peers and is willing to be patient, a necessary component given the liquidity isn’t always optimal. They appreciate our conservative approach to our balance sheet and know they won’t wake up one day and find we did some crazy deal that destroys value in their investment. To make it attractive to be patient, we offer the dividend and a meaningful one at that, that will grow with our improving results. We don’t split the stock because besides the fact that I view it in most cases as little more than a “parlor trick” (I know many people disagree with me), I believe the higher stock price promotes a quality image and attracts investors less likely to be looking to “trade” the stock. Too many short term holders create volatility and volatility has been proven to hurt the share price long term. In the end, what matters most is good results and we are certainly doing our best to keep them coming and have every expectation of doing so.
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
All statements included or incorporated by reference in this Report, other than statements of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor provisions of such act. Examples of forward-looking statements include, but are not limited to, future competition and market conditions, new products, new system sales, statements concerning projected revenue, expenses, gross profit, gross margin and income, our accounting estimates, assumptions and judgments, the impact of our adoption of new rules on accounting for goodwill and other intangible assets, the future effectiveness of our expense and cost control and reduction efforts, the future market acceptance and performance of our products, implications of our lengthy sales cycle, and our future capital requirements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “potential,” “continue,” and other similar expressions, including variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date of this Report and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are set forth in “Risk Factors” in our Form 10-K Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.
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
Our revenues are derived from systems sales, service and support payments, and payment processing fees through our X-Charge system, which represent approximately 32%, 18%, and 50%, respectively, of our fiscal 2007 revenues. Our customer base consists of small to medium size retailers located throughout the United States.
We provide integrated retailing and payment processing solutions for small to medium retailers both on direct basis and through a growing network of resellers that market to their customers. We offer a payment processing software program, called X-Charge, that can be integrated with our point-of-sale systems and our resellers’ systems. This allows our customers to process a sale and credit card payment in one transaction using just the point-of-sale system, eliminating the need to separately process the credit card on a stand alone credit card terminal. X-Charge is integrated with our five turnkey systems, consisting of: CAM32, which is designed for hard goods retailers whose inventory is re-orderable in nature; Profit$, which is designed for apparel and shoe retailers whose inventory is seasonal in nature, and color and size oriented; Retail STAR, which is designed to incorporate multiple functions of both the CAM32 and Profit$ systems; Retail ICE, which is a single-user derivative of Retail STAR; and MicroBiz, which is designed for single-store, hard goods retailers that are generally smaller in size than customers that utilize the CAM32 system.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

Contracts and Commitments
During the twelve month period ended September 30, 2007, there were no material changes outside of our ordinary business in our long term debt, capital leases, operating leases, purchase obligations, or other long term obligations reflected on our balance sheet at September 30, 2007.
The following table summarizes payment obligations for long-term debt, capital leases, operating leases, purchase obligations and other long term obligations for future fiscal years.

Payments Due By Period
		Less			More
		Than 1	1-3	3-5	Than 5
	Total	Year	Years	Years	Years

Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	4,381	757	1,665	1,043	916
Purchase obligations	—	—	—	—	—
Other long term obligations	—	—	—	—	—

Total	$4,381	$757	$1,665	$1,043	$916

Off Balance Sheet Arrangements
There are no off balance sheet items as of September 30, 2007.
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
We derive revenue from payment processing services, the sale of computer hardware, licensing of computer software, post contract support (“PCS”), and installation and training services. We recognize payment processing revenues in the period the service is performed. Revenues are estimated based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. The significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

fair value for installation and training services are based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for our hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period.
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
The value of our capitalized software costs could be impacted by future adverse changes such as (i) any future declines in our operating results, or (ii) any failure to meet our future performance projections. An annual impairment review will be performed if indicators of impairment exist. In the process of the annual impairment review, we use the income approach methodology of valuation that includes both the undiscounted and discounted cash flow methods as well as other generally accepted valuation methodologies to determine the fair value of our assets. Significant management judgment is required in the forecast of future operating results that are used in the discounted cash flow method of valuation. The estimates used are consistent with the plans and estimates that we use to manage our business. It is reasonably possible, however, that certain of our products will not gain or maintain market acceptance, which could result in estimates of anticipated future net revenue differing materially from those used to assess the recoverability of these assets. In that event, revenue and cost forecasts will not be achieved, and we could incur impairment charges.
Deferred Taxes
We utilize the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). We do not carry a valuation allowance for our deferred tax assets. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including projected future taxable income, and recent financial performance. We currently have an Internal Revenue Service audit in process for the years ended September 30, 2004 and 2005.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

Results of Operations
The following table summarizes the fluctuation analysis of results of our operations for fiscal 2007 compared with fiscal 2006.

	Years Ended September 30,		Variance
	2007	2006	Amount	%

Net payment processing revenues	$16,185	$10,689	$5,496	51%
Net hardware, software and installation revenues	10,325	11,199	(874)	(8%)
Net service revenues	5,719	5,324	395	7%

Total net revenues	32,229	27,212	5,017	18%

Cost of payment processing revenues	703	533	170	32%
Cost of hardware, software and installation	4,960	5,967	(1,007)	(17%)
Cost of service revenues	2,572	2,465	107	4%

Total cost of revenues	8,235	8,965	(730)	(8%)
Selling, general and administrative expenses	16,264	13,393	2,871	21%
Research and development expenses	1,579	1,537	42	3%
Interest income	(1,317)	(969)	(348)	36%

Total costs and expenses	24,761	22,926	1,835	8%

Income before provision for income taxes	7,468	4,286	3,182	74%
Provision for income taxes	2,745	1,639	1,106	67%

Net income	$4,723	$2,647	$2,076	78%

Gross margin on payment processing revenues	96%	95%
Gross margin on hardware, software and installation revenues	52%	47%
Gross margin on service revenues	55%	54%
Gross margin on total net revenues	74%	67%
The following table summarizes the fluctuation analysis of results of our operations for fiscal 2006 compared with fiscal 2005.

	Years Ended September 30,		Variance
	2006	2005	Amount	%

Net payment processing revenues	$10,689	$6,556	$4,133	63%
Net hardware, software and installation revenues	11,199	13,006	(1,807)	(14%)
Net service revenues	5,324	5,374	(50)	(1%)

Total net revenues	27,212	24,936	2,276	9%

Cost of payment processing revenues	533	422	111	26%
Cost of hardware, software and installation	5,967	6,580	(613)	(9%)
Cost of service revenues	2,465	2,276	189	8%

Total cost of revenues	8,965	9,278	(313)	(3%)
Selling, general and administrative expenses	13,393	11,993	1,400	12%
Research and development expenses	1,537	1,417	120	8%
Interest income	(969)	(559)	410	73%

Total costs and expenses	22,926	22,129	797	4%

Income before provision for income taxes	4,286	2,807	1,479	53%
Provision for income taxes	1,639	1,033	606	59%

Net income	$2,647	$1,774	$873	49%

Gross margin on payment processing revenues	95%	94%
Gross margin on hardware, software and installation revenues	47%	49%
Gross margin on service revenues	54%	58%
Gross margin on total net revenues	67%	63%

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

Significant Trends
Fiscal 2007 was the best year in our company’s history, with significant improvement over prior years record results. Pre-tax profit margins increased to 23% for the fiscal year 2007 and reached 28% for the 4th quarter ended September 30, 2007, compared to 16% and 19%, respectively, for the corresponding periods of fiscal 2006. Pre-tax earnings for fiscal year ended September 30, 2007 was a record at $7,468, a 74% increase over last fiscal year. The continued growth in recurring, high margin X-Charge payment processing revenues was the primary contribution of these results. Payment processing is now our primary business based on revenue. Payment processing revenues comprise 50% of our total net revenues for this fiscal year ended September 30, 2007, compared to 39% for the year ended September 30, 2006. X-Charge payment processing revenues increased $5.5 million, or 51%, compared to last fiscal year. Our reseller channel continued to be our main source for new processing accounts. During fiscal 2007, we installed a record 6,347 new X-Charge accounts, which was a 58% increase from fiscal 2006.
Our system revenues for fiscal 2007 declined 8%, in comparison to last fiscal year. However, systems sales have stabilized over the last three quarters of fiscal 2007. We expect systems revenues to remain flat.
Service revenues for fiscal 2007 increased 7%, compared to fiscal 2006, primarily as a result of an increase in web hosting service revenue and a price increase at the beginning of the fiscal year. We expect a flat trend for service revenues in fiscal 2008.
Results of Operations
Fiscal 2007 Compared with Fiscal 2006
Net revenues
Net revenues for the fiscal year ended September 30, 2007 increased 18% to $32,229, consisting of a 51% increase in X-Charge payment processing revenues, a 8% decrease in systems revenues, and a 7% increase in service revenues, compared to $27,212 for fiscal year 2006. Payment processing revenues continued to increase year over year due to the increase in the number of X-Charge payment processing accounts generated from our successful reseller channel program. The decrease in systems revenues was due to a decline in sales to both new and existing customers. Service revenues increased primarily as a result of an increase in I.Star Web hosting service revenue and an increase in service pricing in October 2006.
Gross margin
Gross margin on net revenues for the twelve months ended September 30, 2007 increased to 74%, compared to 67% for the same period of last fiscal year. Gross margin on payment processing revenues for fiscal 2007 was relatively flat at 96%, compared to 95% for fiscal 2006. We generate the highest margins from payment processing revenues due to low cost structure. Gross margin on system revenues for the fiscal year ended September 30, 2007 increased to 52%, compared to 47% for the same period of last fiscal year. Gross margin on service revenues for the fiscal year ended September 30, 2007 was relatively flat at 55%, compared to 54% for the same period of fiscal 2006. The increase in gross margin on system revenues was primarily due to an increase in high margin software sales.
Selling, General and Administrative Expenses
Selling, general, and administrative expenses consist primarily of salaries, sales commissions, employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues was relatively flat at 50% for the year ended September 30, 2007, as compared to 49% for the same period of fiscal 2006. Selling, general and administrative expenses for the year ended September 30, 2007 increased to $16,264, compared to $13,393 for the year ended September 30, 2006. The increase was mainly attributable to higher X-Charge commissions paid on higher payment processing revenues and an increase in salaries for the additional headcount in administrative and sales personnel needed for X-Charge growth.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

Research and Development Expense
Research and development expense consists primarily of salaries and related costs of employees engaged in design, development, and quality assurance activities to develop new software products and to enhance existing software products. Research and development expense for fiscal 2007 increased slightly to $1,579, compared to $1,537 for the year ended September 30, 2006, due to lower capitalizable payroll expense.
Interest Income
Interest income reflects interest earned on average cash and cash equivalents and marketable available-for-sale debt securities. Interest income for the year ended September 30, 2007 was $1,317, a 36% increase, compared to $969 for the year ended September 30, 2006. The increase resulted primarily from an increase in invested cash balances and higher yields.
Income Taxes
Provision for state and federal income taxes for fiscal year 2007 was $2,745, compared to $1,639 for the year ended September 30, 2006. The effective tax rate for the twelve months ended September 30, 2007 was 37%, compared to 38% for the same period of the prior fiscal year. The lower effective tax rate for the fiscal year 2007 included the benefit from the retroactive renewal of the R&D credit by Congress in December of 2006.
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
Selling, General and Administrative Expenses
Selling, general, and administrative expenses consist primarily of salaries, sales commissions, employee benefits, marketing, advertising and tradeshow expenses, facilities expense, telephone, travel, insurance, and depreciation expense. Selling, general and administrative expenses expressed as a percentage of net revenues increased slightly to 49% for the fiscal year ended September 30, 2006 as compared to 48% for the same period of 2005. Selling, general and administrative expenses for the fiscal year ended September 30, 2006 increased to $13,393, compared to $11,993 for the fiscal year ended September 30, 2005. The increase was mainly attributable to higher X-Charge commissions paid on higher payment processing revenues and an increase in salaries for the additional

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

headcount in administrative and sales personnel needed for X-Charge payment processing growth. X-Charge commission expense is expected to continue to increase, correlating to the expected increase in payment processing revenues generated from the growth of our reseller base.
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
Liquidity and Capital Resources
Our cash and cash equivalents plus marketable securities increased $4,782 to $28,435 at September 30, 2007, compared to $23,653 on September 30, 2006. The increase resulted primarily from cash provided from operations. We generated $6,622 from operations, expended $992 for fixed assets and capitalized software development, used $4,145 for marketable securities investments and $2,777 for dividend payments, and received $6,216 from maturity of investments and $716 from the proceeds of stock options exercised during the twelve months ended September 30, 2007, compared to $3,800 generated from operations, $511 used for fixed assets and capitalized software development, used $8,700 for marketable securities purchase and $2,028 for dividend payments, and received $5,562 from maturity of investments and $594 from the proceeds of stock options exercised during the twelve months ended September 30, 2006.
At September 30, 2007 cash and cash equivalents plus marketable securities made up 88% of our total current assets. Our current ratio at September 30, 2007 was 5.8.
In August 2005, the Board of Directors approved a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. During the twelve months ended September 30, 2007, the Board of Directors declared the following dividends:

	Per Share	Record	Total	Payment
Declaration Date	Dividend	Date	Amount	Date
11/16/06	$0.16	01/05/07	$643	01/16/07
02/07/07	$0.18	04/04/07	$726	04/16/07
05/02/07	$0.20	07/06/07	$814	07/16/07
08/07/07	$0.24	10/05/07	$986	10/15/07
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
The Company has no significant commitments for expenditures. Management believes the Companys existing working capital, coupled with funds generated from the Companys operations will be sufficient to fund its presently anticipated working capital requirements for the foreseeable future.
Inflation has had no significant impact on the Company’s operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unless otherwise indicated, all dollar figures in thousands except per share data)

Related Party Transactions
We lease the office building located in Nevada from our Chief Executive Officer. The lease has a ten-year term and will expire on March 31, 2017. The payment due for the lease for fiscal year 2008 is $315. Our Audit Committee has reviewed and approved this related party finding that the lease is on terms no less favorable than those generally available.
Recently Issued Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, Accounting for In come Tax Uncertainties, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for income tax uncertainties and defines the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also prescribes a two-step approach for evaluating tax positions and requires expanded disclosures at each interim and annual reporting period. FIN 48 is effective for fiscal years beginning after December 15, 2006 and will require that differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as cumulative-effect adjustments to beginning retained earnings. We plan to adopt FIN 48 in the first quarter of fiscal 2008 and are currently evaluating the impact on our financial statements.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff has stated that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 became effective for fiscal years ending on or after November 15, 2006. The Company’s adoption of SAB 108 in the first quarter of fiscal 2007 did not have a material impact on its financial condition, results of operations, or cash flows.
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
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is evaluating the impact that the adoption of SFAS 159 will have on its results of operations and financial condition.
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

Balance Sheets (In thousands, except per share data)

	September 30,
	2007	2006

Assets

Current assets:
Cash and cash equivalents	$22,047	$15,196
Marketable available-for-sale securities	6,388	8,457
Accounts receivable, net of an allowance for doubtful accounts of $122 in 2007 and $154 in 2006	2,688	1,936
Inventories	295	391
Deferred income taxes — short term	625	991
Other current assets	182	138

Total current assets	32,225	27,109
Deferred income taxes — long term	—	56
Property and equipment, net	748	484
Intangible assets, net	544	445
Other assets	72	51

Total assets	$33,589	$28,145

Liabilities & Stockholders’ Equity

Current liabilities:
Accounts payable	$713	$301
Accrued compensation and related expenses	1,877	1,255
Deferred service revenue and customer deposits	1,622	1,499
Cash dividends payable	986	594
Other accrued liabilities	372	103

Total current liabilities	5,570	3,752

Commitments and contingencies (note 4)
Stockholders’ equity:
Common stock, $.001 par value, 12,000 shares authorized, 4,105 shares issued and outstanding in 2007 and 3,961 shares in 2006	4	4
Paid-in capital in excess of par value	23,702	21,634
Accumulated other comprehensive loss	(2)	(6)
Retained earnings	4,315	2,761

Total stockholders’ equity	28,019	24,393

Total liabilities and stockholders’ equity	$33,589	$28,145

See accompanying notes.

Statements of Income (In thousands, except per share data)

	Years Ended September 30,
	2007	2006	2005

Revenues

Net payment processing revenues	$16,185	$10,689	$6,556
Net hardware, software and installation revenues	10,325	11,199	13,006
Net service revenues	5,719	5,324	5,374

Total net revenues	32,229	27,212	24,936

Costs and Expenses

Cost of payment processing revenues	703	533	422
Cost of hardware, software and installation (1)	4,960	5,967	6,580
Cost of service revenues (1)	2,572	2,465	2,276

Total cost of revenues	8,235	8,965	9,278
Selling, general and administrative expenses (1) (2)	16,264	13,393	11,993
Research and development expenses (1)	1,579	1,537	1,417
Interest income	(1,317)	(969)	(559)

Total costs and expenses	24,761	22,926	22,129

Income before taxes	7,468	4,286	2,807
Provision for income taxes	2,745	1,639	1,033

Net income	$4,723	$2,647	$1,774

Basic net income per share	$1.17	$0.68	$0.46

Diluted net income per share	$1.12	$0.64	$0.44

Shares used in computing basic net income per share	4,035	3,906	3,817

Shares used in computing diluted net income per share	4,231	4,154	4,045

Cash dividends declared per common share	$0.78	$0.57	$0.10

(1) Includes stock-based employee compensation expense as follows:
Cost of hardware, software and installation revenues	$12	$16	$—
Cost of service revenues	$20	$22	$—
Selling, general, and administrative expenses	$83	$99	$—
Research and development expenses	$26	$35	$—

(2)	Includes $234, $164, and $158 for the twelve months ended September 30, 2007, 2006, and 2005, respectively, for building rent to a related party, Geoff Knapp, officer and director of CAM Commerce Solutions, Inc.
See accompanying notes.

Statements of Cash Flows(In thousands)

	Years Ended September 30,
	2007	2006	2005

Operating activities:
Net income	$4,723	$2,647	$1,774
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	629	659	873
Provision for doubtful accounts	21	37	178
Change in deferred income taxes	2,744	848	507
Income tax deduction from excercise of stock options	—	—	464
Share-based compensation	141	172	—
Excess tax benefits from share-based payment arrangements	(1,211)	(716)	—
Changes in operating assets and liabilities:
Accounts receivable	(773)	(43)	(189)
Inventories	96	(85)	55
Other current assets	(65)	(6)	5
Other assets	—	—	29
Accounts payable	412	(144)	(105)
Accrued compensation and related expenses	622	101	61
Deferred service revenue and customer deposits	123	(229)	100
Other accrued liabilities	(840)	559	(97)

Cash provided by operating activities	6,622	3,800	3,655

Investing activities:
Purchase of property and equipment	(608)	(240)	(343)
Capitalized software	(384)	(271)	(289)
Purchase of marketable securities	(4,145)	(8,700)	(4,311)
Proceeds from maturity of marketable securities	6,216	5,562	100

Cash provided by (used in) investing activities	1,079	(3,649)	(4,843)

Financing activities:
Proceeds from exercise of stock options and warrants	716	594	360
Excess tax benefits from share-based payment arrangements	1,211	716	—
Dividends paid on common stock	(2,777)	(2,028)	—

Cash provided by (used in) financing activities	(850)	(718)	360

Net increase (decrease) in cash and cash equivalents	6,851	(567)	(828)
Cash and cash equivalents at beginning of year	15,196	15,763	16,591

Cash and cash equivalents at end of year	$22,047	$15,196	$15,763

See accompanying notes.

Statements of Stockholders’ Equity
Years Ended September 30, 2007, 2006, and 2005 (In thousands)

				Accumulated
			Capital in	other
	Common Stock		excess of par	comprehensive	Retained
	Shares	Amount	value	income (loss)	earnings	Total

Balance at September 30, 2004	3,754	4	19,328	2	962	20,296
Issuance of common stock upon exercise of stock options	92	—	360	—	—	360
Tax benefit from exercise of stock options	—	—	464	—	—	464
Dividends declared	—	—	—	—	(385)	(385)
Net income	—	—	—	—	1,774	1,774
Other comprehensive loss:
Net unrealized loss on marketable securities	—	—	—	(20)	—	(20)

Comprehensive income						1,754

Balance at September 30, 2005	3,846	4	20,152	(18)	2,351	22,489
Issuance of common stock upon exercise of stock options	115	—	594	—	—	594
Tax benefit from exercise of stock options	—	—	716	—	—	716
Dividends declared	—	—	—	—	(2,237)	(2,237)
Share-based compensation	—	—	172	—	—	172
Net income	—	—	—	—	2,647	2,647
Other comprehensive income:
Net unrealized gain on marketable securities	—	—	—	12	—	12

Comprehensive income						2,659

Balance at September 30, 2006	3,961	4	21,634	(6)	2,761	24,393
Issuance of common stock upon exercise of stock options	144	—	716	—	—	716
Tax benefit from exercise of stock options	—	—	1,211	—	—	1,211
Dividends declared	—	—	—	—	(3,169)	(3,169)
Share-based compensation	—	—	141	—	—	141
Net income	—	—	—	—	4,723	4,723
Other comprehensive income:
Net unrealized gain on marketable securities	—	—	—	4	—	4

Comprehensive income						4,727

Balance at September 30, 2007	4,105	$4	$23,702	$(2)	$4,315	$28,019

See accompanying notes.

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

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
Marketable securities
All investment securities are considered to be available-for-sale and are carried at fair value. Management determines the classification at the time of purchase and re-evaluates its appropriateness at each balance sheet date. The Company’s marketable securities at September 30, 2007 consisted of debt instruments and certificates of deposits that bear interest at various rates and mature in two years or less. The gross unrealized losses on securities available-for-sale at September 30, 2007 and 2006 were $(4) and $(10), respectively. There were no realized gains (losses) for the three years ended September 30, 2007, 2006 and 2005. Amortized cost of the Company’s marketable securities at September 30, 2007 and 2006 were $6,313 and $8,350, respectively.
Fair value of financial instruments
The Company’s financial instruments consist principally of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. The Company believes all of the financial instruments’ recorded values approximated their fair values at September 30, 2007 and 2006.
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
Property and equipment
Property and equipment is stated at cost and is composed of the following:

	September 30,
	2007	2006

Computer equipment, leasehold improvements, and furniture	$2,238	$1,978
Automobiles	38	38
Demonstration and loaner equipment	86	106

	2,362	2,122
Less accumulated depreciation	1,614	1,638

	$748	$484

Depreciation is provided on the straight-line method over the estimated useful lives (primarily three to five years) of the respective assets. Depreciation expense for the years ended September 30, 2007, 2006, and 2005 was $343, $366, and $371, respectively.
Long-lived assets
The Company reviews for impairment of all long-lived assets on a regular basis. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.
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
The Company derives revenue from payment processing services, the sale of computer hardware, licensing of computer software, post contract support (“PCS”), and installation and training services. The Company recognizes payment processing revenues in the period the service is performed. Revenues are estimated based on the accumulation of sufficient historical information required to analyze trends and formulate a reasonable estimate. The significant historical information required to formulate a reliable estimate are the total dollar volume of credit card transactions processed and the related revenue for these credit card transactions. System revenue from hardware sales and software licensing is recognized when a system purchase agreement has been signed, the hardware and software has been shipped, there are no uncertainties surrounding product acceptance, the pricing is fixed and determinable, and collection is considered probable. If a sales transaction contains an undelivered element, the vendor-specific objective evidence (“VSOE”) of fair value of the undelivered element is deferred and the revenue recognized once the element is delivered. The undelivered elements are primarily installation and training services. Revenue related to these services are deferred and recognized when the services have been provided. VSOE of fair value for installation and training services is based upon standard rates charged since those services are always sold separately. Installation and training services are separately priced, are generally available from other suppliers and not essential to the functionality of the software products. Payments for the Company’s hardware and software are typically due with an initial deposit payment upon signing the system purchase agreement, with the balance due upon delivery, although established relationship customers in good credit standing receive thirty day payment terms. VSOE of fair value for PCS is the price the customer is required to pay since it is sold separately. PCS services are billed on a monthly basis and recorded as revenue in the applicable month, or on an annual basis with the revenue being deferred and recognized ratably over the support period.

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

Per share information
Basic net income per share is based upon the weighted average number of common shares outstanding for each period presented. Diluted net income per share is based upon the weighted average number of common shares and common equivalent shares outstanding for each period presented. Common equivalent shares include stock options and warrants assuming conversion under the treasury stock method. Common equivalent shares are excluded from diluted income per share if their effect is anti-dilutive. For the fiscal years ended September 30, 2007, 2006 and 2005, there were no options and warrants excluded from the computation. All warrants expired in fiscal 2005.
The computation of basic and diluted earnings per share for the three years ended September 30, 2007, 2006, and 2005 is as follows:

	Years Ended September 30,
	2007	2006	2005

Numerator:
Net income for basic and diluted net income per share	$4,723	$2,647	$1,774

Denominator:
Weighted-average shares outstanding	4,035	3,906	3,817

Denominator for basic net income per share — weighted-average shares	4,035	3,906	3,817
Effect of dilutive securities:
Stock options and warrants	196	248	228

Denominator for diluted net income per share — weighted-average shares and assumed conversions	4,231	4,154	4,045

Basic net income per share	$1.17	$0.68	$0.46

Diluted net income per share	$1.12	$0.64	$0.44

Advertising
The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended September 30, 2007, 2006, and 2005 were $578, $593 and $550, respectively.
Shipping and handling
Shipping and handling fees and costs are included in the statement of operations under the line items titled “Net hardware, software and installation revenues” and “Cost of hardware, software and installation.”
Dividends declared
In August 2005, the Board of Directors approved a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. During the twelve months ended September 30, 2007, the Board of Directors declared the following dividends:

	Per
	Share	Record	Total	Payment
Declaration Date	Dividend	Date	Amount	Date
11/16/06	$0.16	01/05/07	$643	01/16/07
02/07/07	$0.18	04/04/07	$726	04/16/07
05/02/07	$0.20	07/06/07	$814	07/16/07
08/07/07	$0.24	10/05/07	$986	10/15/07
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
Segments
The Company separately discloses its principal operations in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.” The Company classifies its business operations into three segments: 1) Hardware, software and installation; 2) Service; and 3) Payment processing. Net revenues and the related cost of revenues by segment are as disclosed on the accompanying Statement of Income. The Company does not allocate selling, general and administrative or research and development expenses, including depreciation and amortization, to segments nor are there any segment reconciling items between the amounts reported on the Statement of Income and income before taxes. In addition, the Company does not separately account for segment assets or liabilities.
Net hardware, software, and installation revenues reported in financial statements include revenue for installation services of $1,366, $1,585 and $1,668 and sales of hardware and software product of $8,959, $9,614 and $11,338 for fiscal years 2007, 2006, and 2005, respectively.

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

Reclassifications
Certain reclassifications have been made to the fiscal 2006 and 2005 financial statements to conform with the fiscal 2007 presentation.
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
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff has stated that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 became effective for fiscal years ending on or after November 15, 2006. The Company’s adoption of SAB 108 in the first quarter of fiscal 2007 did not have a material impact on its financial condition, results of operations, or cash flows.
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
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is evaluating the impact that the adoption of SFAS 159 will have on its results of operations and financial condition.
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
Capitalized software costs are amortized on the straight-line method over estimated useful lives ranging from three to five years. Amortization of capitalized software costs commence when the products are available for general release to customers.

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

Intangible assets are stated at cost and consist of the following:

	September 30,
	2007	2006
Capitalized software:
Gross carrying amount	$4,211	$3,827
Accumulated amortization	(3,667)	(3,382)

	544	445

Purchased intangible assets:
Gross carrying amount	843	843
Accumulated amortization	(843)	(843)

	—	—

Total intangible assets	$544	$445

During the fiscal years 2007 and 2006, the Company capitalized $384 and $271, respectively, in software costs related to the CAM and Star products.
Amortization of capitalized software costs and purchased intangible assets, charged to cost of hardware, software and installation, and expense for the fiscal years ended September 30, 2007, 2006 and 2005, were $286, $293, and $501, respectively.
Amortization expense of intangible assets for the fiscal years ended September 30, 2008, 2009 and 2010 are estimated at $277, $181 and $86, respectively.
3. Income Taxes
The Company utilizes the liability method of accounting for income taxes whereby deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income.
The provision for income taxes consists of the following:

	Years Ended September 30,
	2007	2006	2005
Current:
Federal	$1,871	$36	$26
State	449	40	29

	2,320	76	55
Deferred:
Federal	405	1,339	797
State	20	224	181

	425	1,563	978

Total provision	$2,745	$1,639	$1,033

A reconciliation of taxes computed at the statutory federal income tax rate to income tax expense is as follows:

	Years Ended September 30,
	2007	2006	2005
Income tax at statutory rate	$2,539	$1,457	$954
Increases (decreases) in taxes resulting from:
Change in valuation allowance	—	—	—
Research and development tax credit	(111)	(4)	(163)
State income taxes, net of federal benefit	312	185	141
Meals and entertainment	5	3	4
Other, net	—	(2)	97

Total provision	$2,745	$1,639	$1,033

Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their bases for financial reporting purposes. Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows:

	September 30,
	2007	2006	2005
Deferred tax assets:
Accruals not currently deductible for tax	$383	$223	$272
Non cash stock based compensation	87	65	—
Goodwill	125	142	155
Tax credit carryforwards	219	713	667
Net operating loss carryforwards	30	59	937

Total deferred tax assets	844	1,202	2,031
Deferred tax liabilities:
Book depreciation in excess of tax depreciation	(2)	25	57
Software costs capitalized	(218)	(180)	(186)

Net deferred tax asset	$624	$1,047	$1,902

Current deferred tax asset	$624	$991	$1,188
Non-current deferred tax asset	—	56	714

Net deferred tax asset	$624	$1,047	$1,902

Income taxes paid were $821, $111, and $36 during the fiscal years ended September 30, 2007, 2006 and 2005, respectively.

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

At September 30, 2007, state net operating loss carryforwards were $502. The majority of state net operating loss carryforwards begin to expire in 2015. The Company has federal Research and Development Credits of $65 that begin to expire in 2019. The Company has Alternative Minimum Tax Credit carryforwards of $150 that can be carried forward indefinitely until fully utilized.
The Company is currently undergoing an Internal Revenue Service audit for the years ended September 30, 2004 and 2005.
4. Commitments and Contingencies
The Company is committed at September 30, 2007 under various operating leases for office facilities and equipment through March 2017. Minimum payments due under these leases, including amounts due to a related party as discussed below, are as follows:

Years ending September 30,

2008	$757
2009	763
2010	561
2011	342
2012	341
2013	348
2014	354
2015	362
2016	367
2017	186

$4,381
Total rent expense for the fiscal years ended September 30, 2007, 2006 and 2005 was $761, $667 and $645, respectively.
On December 19, 2006, the Company renewed a lease agreement with its Chief Executive Officer, Geoffrey D. Knapp, for approximately 20,500 square feet of office space in Henderson, Nevada. The lease is for a ten-year term that commences upon the completion of the building expansion space, which occurred on April 13, 2007. The initial rent of $25,949 per month is subject to annual percentage increases equal to the increases, if any, in the Consumer Price Index. No rent adjustment, however, shall be less than two percent (2%) nor greater than four percent (4%). Rent expense incurred under this lease for the fiscal years ended September 30, 2007, 2006 and 2005 totaled $234, $164, and $158, respectively.
On May 26, 2005, the Company signed a letter agreement with its landlord extending for three years the term of the lease of its corporate headquarters located at 17075 Newhope Street, Fountain Valley, California. The new expiration date of the lease is March 6, 2010. All other terms and provisions of the lease originally entered into on December 12, 2000, including rent and the annual adjustment thereof as provided in the lease, shall remain in full force and effect. The monthly rent is subject to annual percentage increases equal to the increases, if any, in the Consumer Price Index. No rent adjustment, however, shall be less than three percent (3%).
Because of the nature of its business, the Company is from time to time threatened or involved in legal actions that are ordinary, routine litigation incidental to the business of the Company. The Company does not believe any actions now pending against it will have a material adverse effect on it.
5. Share-Based Compensation
The Company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” effective October 1, 2005. Prior to October 1, 2005, the Company followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” and, accordingly, accounted for its stock-based compensation plans using the intrinsic value method under Accountnig Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations.
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
On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (the FSP). The FSP provides that companies may elect to use a specified simplified method to calculate the historical pool of windfall tax benefits upon adoption of SFAS 123R. The

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

Company has elected to use this simplified method to calculate the historical pool of windfall tax benefits, and has elected to use one accounting pool for the windfall tax benefits related to employees and non-employees on a combined basis.
No stock-based employee compensation cost and related tax benefits was recognized in the Statement of Income for the fiscal year ended September 30, 2005, as all options granted under those plans had an exercise price equal to the market value for the underlying common stock on the date of grant. In accordance with the modified prospective method of transition to SFAS 123R, prior periods were not restated to reflect the impact of adopting the new standard.
Under SFAS 123 the Company based its expense calculation for the stock compensation pro forma footnote disclosure on actual forfeitures; however, SFAS 123R requires an estimate of forfeitures be used in the calculation. Upon adoption of SFAS 123R the Company changed its methodology to include an estimate of forfeitures.
Share-based compensation expense included in expenses for the fiscal years ended September 30, 2007 and 2006 were $141 and $172, respectively, and the related tax benefits were $54 and $66, respectively. In addition, in connection with the adoption of SFAS 123R, net cash provided by operations decreased and net cash provided by financing activities increased by $1,211 for the twelve months ended September 30, 2007 and $716 for the same period ended September 30, 2006, related to excess tax benefits from share-based payment arrangements. Income before income taxes and net income decreased by $141 and $87, respectively, for the fiscal year ended September 30, 2007, and $172 and $106, respectively, for the fiscal year ended September 30, 2006, as a result of the share-based compensation expense and the related tax benefits recognized in the Statement of Income, as required by SFAS 123R.
Prior to the adoption of SFAS 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS 123R requires the cash flows related to the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS 123R.
At September 30, 2007, there was $79 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 0.5 years.
The pro forma line items in the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for periods prior to adoption of SFAS 123R.

Year Ended September 30
2005
Reported net income	$1,774
Add: Share-based compensation expense included in reported net income, net of related tax effects	—
Deduct: Share-based compensation expense determined under fair-value method for all awards, net of related tax effects	(250)

Pro forma net income	$1,524

Earnings per share:
Basic — as reported	$0.46

Basic — pro forma	$0.40

Diluted — as reported	$0.44

Diluted — pro forma	$0.38

In 1993, the stockholders of the Company approved the Company’s 1993 Stock Option Plan (the “1993 Plan”) under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at an exercise price not less than the fair market value of the stock at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The 1993 Plan allowed for the issuance of an aggregate of 1,200 shares of the Company’s common stock. The 1993 Plan had a term of ten years. There have been 1,200 options granted under the 1993 Plan as of September 30, 2007. The Company currently has 118 shares reserved for issuance related to the options that remain outstanding under the 1993 Plan.
In April 2000, the Company’s Board of Directors approved the Company’s 2000 Stock Option Plan (the “2000 Plan”) under which nonstatutory options may be granted to key employees and individuals who provide services to the Company, at an exercise price not less than the fair market value of the stock at the date of grant, and expire ten years from the date of grant. The options are exercisable based on vesting periods as determined by the Board of Directors. The plan allows for the issuance of an aggregate of 750 shares of the Company’s common stock. The term of the plan is unlimited in duration. There have been 538 options granted under the plan as of September 30, 2007. The Company has 455 shares reserved for issuance related to the options that remain outstanding and yet to be issued under the 2000 Plan.

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

Outstanding unvested stock options generally vest ratably over four years based upon continuous service. The Company accounts for these grants as single grants and recognizes share-based compensation cost using the straight-line method.
The Company’s stock option plans provide for accelerated vesting of unvested options in the event of a change in control. A change in control provision meets the criteria of a performance condition under SFAS 123R. All outstanding unvested options at September 30, 2007 are subject to accelerated vesting under this provision.
A summary of changes in the stock option plans for the twelve months ended September 30, 2007 is as follows:

			Weighted
			Average
		Weighted	Remaining
	Number	Average	Contractual	Aggregate
	of	Exercise	Term	Intrinsic
	Options	Price	(In Years)	Value

Options outstanding at September 30, 2006	507	$6.54	4.7	$7,340
Granted	—	N/A	N/A	N/A
Exercised	144	$4.96	N/A	$3,268
Forfeited	3	N/A	N/A	N/A
Expired	—	N/A	N/A	N/A

Options outstanding at September 30, 2007	360	$7.12	4.4	$9,688

Vested and expected to vest at September 30, 2007	356	$7.05	4.4	$9,597

Options exercisable at September 30, 2007	347	$6.89	4.3	$9,410

Options that would become exerciseable at September 30, 2007 pursuant to the Company’s option plans in the event of a change in control	360	$7.12	4.4	$9,688

For the twelve-month period ended September 30, 2007, the amount of cash received from the exercise of stock options was $716 and the related tax benefit was $1,211.
For options exercised during the twelve-month periods ended September 30, 2007, 2006 and 2005, newly issued shares were issued.
The Company uses the Black-Scholes-Merton option valuation model to determine the weighted average fair value of options. The Company utilizes assumptions on expected life, risk-free rate, expected volatility, and dividend yield to determine such values.
The Company did not disclose assumptions for the twelve months ended September 30, 2007, 2006, and 2005 because there were no grants in these periods. If grants were to occur, the expected life of options granted would be derived from historical data on employee exercise and post-vesting termination behavior. The risk-free rate would be based on treasury instruments in effect at the time of grant whose terms are consistent with the expected life of the Company’s stock options. Expected volatility would be based on historical volatility of the Company’s stock. The dividend yield would be based on historical experience and expected future changes.
A summary of the grant-date fair value and intrinsic value information for the twelve months ended September 30, 2007, 2006 and 2005 is as follows:

	Years ended September 30,
	2007	2006	2005
Weighted-average grant-date fair value per share	$—	$—	$6.22
Intrinsic value of options exercised	3 ,268	1,884	1,205
Total fair value of shares vested during the year	139	177	389

Notes to Financial Statements
September 30, 2007 (In thousands, except per share data)

The following table summarizes information about stock options outstanding at September 30, 2007:

		Weighted Average
		Remaining	Weighted
	Number	Contractual	Average
Outstanding:	Outstanding	Life	Exercise Price
Range of Exercise Prices
$2.38 to $3.00	19	0.9	$2.77
$3.1 3 to $4.70	97	4.0	3.75
$4.7 1 to $6.38	141	3.5	5.24
$7.15 to $11.56	17	6.7	8.70
$14. 41 to $15 .21	86	6.9	14.70

	360	4.4	$7.12

		Weighted
	Number	Average
Exercisable:	Exercisable	Exercise Price
Range of Exercise Prices
$2.38 to $3.00	19	$2.77
$3.13 to $4.70	97	3.75
$4.71 to $6.38	141	5.24
$7.15 to $11.56	14	8.33
$14.41 to $15.21	76	14.72

Total:	347	$6.96

The weighted-average remaining contractual life of stock options outstanding at September 30, 2007, 2006 and 2005 was 4.4 years, 4.7 years and 5.5 years, respectively.
6. Benefit plan
The Company sponsors a 401(k) Plan for all eligible employees. The costs for the benefit plan totaled $12 for the year ended September 30, 2007. The Company made a matching contribution of $176 in fiscal 2007, $136 in fiscal 2006, and $73 in fiscal 2005.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CAM Commerce Solutions, Inc.
We have audited the accompanying balance sheet of CAM Commerce Solutions, Inc. as of September 30, 2007, and the related statements of income, stockholders’ equity, and cash flows for the year ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce Solutions, Inc. at September 30, 2007, and the results of its operations and its cash flows for the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst  & Young LLP
Orange County, California
November 14, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CAM Commerce Solutions, Inc.
We have audited the balance sheet of CAM Commerce Solutions, Inc. as of September 30, 2006, and the related statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAM Commerce Solutions, Inc. as of September 30, 2006, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ McGladrey & Pullen, LLP
Irvine, California
December 7, 2006

Stock and Dividend Data

The common stock of CAM Commerce Solutions, Inc., is traded on the NASDAQ Global Market under the NASDAQ symbol CADA. The quarterly market price information shown below represents the high and low sales prices for the periods.

Fiscal Year Ended September 30, 2007

Quarter Ended:	High	Low

December 31	$26.30	$20.03
March 31	27.44	23.50
June 30	28.65	21.32
September 30	40.00	27.85

Fiscal Year Ended September 30, 2006

Quarter Ended:	High	Low

December 31	$21.40	$16.22
March 31	24.99	20.13
June 30	24.90	21.20
September 30	22.19	19.16
As of November 2, 2007, there were approximately 1,000 holders of record of the Company’s common stock.
In August 2005, the Board of Directors approved a new dividend policy, which pays stockholders a variable dividend based on the quarterly results. During the twelve months ended September 30, 2007, the Board of Directors declared the following dividends:

	Per Share
Declaration Date	Dividend	Record Date	Total Amount	Payment Date
November 15, 2006	$0.16	January 5, 2007	$643	January 16, 2007
February 7, 2007	$0.18	April 4, 2007	$726	April 16, 2007
May 2, 2007	$0.20	July 6, 2007	$814	July 16, 2007
August 7, 2007	$0.24	October 5, 2007	$986	October 15, 2007
During the twelve months ended September 30, 2006, the Board of Directors declared the following dividends:

	Per Share
Declaration Date	Dividend	Record Date	Total Amount	Payment Date
November 16, 2005	$0.14	January 3, 2006	$541	January 12, 2006
February 14, 2006	$0.14	April 4, 2006	$549	April 14, 2006
May 2, 2006	$0.14	July 5, 2006	$553	July 14, 2006
August 8, 2006	$0.15	October 5, 2006	$594	October 16, 2006
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
During the last fiscal year ended September 30, 2007, the Company did not repurchase any equity securities or sell any registered or unregistered equity securities.

Selected Quarterly Financial Data (Unaudited)

	2007 Fiscal Quarter Ended
In thousands, except per share data.	Dec 31	Mar 31	June 30	Sept 30

Net revenues	$7,172	$7,347	$8,498	$9,212
Gross profit	5,221	5,293	6,377	7,103
Income before taxes	1,480	1,366	2,020	2,602
Net income	968	854	1,267	1,634
Basic net income per share	0.24	0.21	0.31	0.40
Diluted net income per share	0.23	0.20	0.30	0.38

	2006 Fiscal Quarter Ended
In thousands, except per share data.	Dec 31	Mar 31	June 30	Sept 30

Net revenues	$6,986	$6,483	$6,770	$6,973
Gross profit	4,609	4,242	4,613	4,783
Income before taxes	1,180	678	1,127	1,301
Net income	742	417	686	802
Basic net income per share	0.19	0.11	0.17	0.20
Diluted net income per share	0.18	0.10	0.16	0.19

Selected Financial Data
For The Five Years Ended September 30, 2007

In thousands, except per share data.	2007	2006	2005	2004	2003

Net revenues	$32,229	$27,212	$24,936	$23,634	$20,129
Income (loss) before taxes	7,468	4,286	2,807	2,341	(110)
Net income (loss)	4,723	2,647	1,774	2,241	(134)
Basic net income (loss) per share	1.17	0.68	0.46	0.63	(0.04)
Diluted net income (loss) per share	1.12	0.64	0.44	0.57	(0.04)
Total assets	33,589	28,145	26,461	23,924	15,941
Working capital	26,655	23,357	20,647	18,118	11,095
Long-term debt	—	—	—	—	—
Cash dividends declared per common share	0.78	0.57	0.10	—	—
Stockholders’ equity	$28,019	$24,393	$22,489	$20,296	$13,018
Shares used in computing net income (loss) per share:
Basic	4,035	3,906	3,817	3,543	3,143
Diluted	4,231	4,154	4,045	3,937	3,143

Company Information

Board of Directors
Geoffrey D. Knapp
Chairman and Chief Executive Officer
CAM Commerce Solutions, Inc.
David Frosh
Consultant
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